Exhibit 99.3

SECOND AMENDMENT AND WAIVER TO CREDIT AGREEMENT, dated as of September 15, 2023 (this “Second Amendment”), among Waldencast Partners LP, an exempted limited partnership formed and registered in the Cayman Islands (“Parent Guarantor”), Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”), the lenders party hereto (the “Lenders”) constituting the Required Lenders, and JPMorgan Chase Bank, N.A., as administrative agent (in such capacity, the “Administrative Agent”). Capitalized terms used but not defined in this Second Amendment shall have the meanings assigned to such terms in the Credit Agreement (as defined below).
WHEREAS, the Borrower, Parent Guarantor, the Lenders from time to time party thereto and the Administrative Agent entered into that certain Credit Agreement, dated as of June 24, 2022 (as amended by that certain Technical Amendment to Credit Agreement, dated as of September 23, 2022, that certain Waiver and Consent to Credit Agreement, dated as of May 31, 2023, that certain Second Waiver and Consent to Credit Agreement, dated as of June 30, 2023, that certain Third Waiver and Consent to Credit Agreement, dated as of August 15, 2023 (the “Third Waiver”), and as further amended, restated, supplemented or otherwise modified from time to time prior to the date hereof, the “Credit Agreement”; and as further amended by this Second Amendment, the “Amended Credit Agreement”);
WHEREAS, the Borrower has failed to furnish to the Administrative Agent and the Lenders (i) the financial statements, reports and other documents as required under Section 5.01(a) of the Credit Agreement with respect to the fiscal year of the Borrower ended December 31, 2022, and (ii) the related deliverables required under Sections 5.02(a) and 5.02(d) of the Credit Agreement (collectively, the “Specified Annual Financial Deliverables”) within the time periods set forth in Sections 5.01(a), 5.02(a) and 5.02(d) of the Credit Agreement;
WHEREAS, the Borrower has requested that the Lenders consent (i) to waive any Default or Event of Default that has resulted (or would result) solely from the non-delivery of the Specified Quarterly Financial Deliverables (as defined below) within the time periods set forth in Sections 5.01(b), 5.02(a) and 5.02(d) of the Credit Agreement (the “Specified Quarterly Deliverables Defaults”), (ii) to waive, on a temporary basis during the Waiver Period (as defined below), any Default or Event of Default that has resulted (or would result) solely from the non-delivery of the Specified Annual Financial Deliverables within the time periods set forth in Sections 5.01(a), 5.02(a) and 5.02(d) of the Credit Agreement (the “Specified Annual Deliverables Defaults”), (iii) to waive any Default or Event of Default that has resulted (or would result) solely from non-compliance with the requirements of Section 6.11 of the Credit Agreement with respect to the fiscal quarters ending on September 30, 2022, December 31, 2022, March 31, 2023 and June 30, 2023 (the “Financial Covenant Defaults”) and (iv) to waive any Event of Default that has resulted (or would result) pursuant to Section 7.01(d) solely from any inaccuracy of the representations contained in Sections 3.05(a) and (b) of the Credit Agreement (the “Historical Financial Defaults” and, together with the Specified Annual Deliverables Defaults, the Specified Quarterly Deliverables Defaults and the Financial Covenant Defaults, the “Specified Defaults”);
WHEREAS, pursuant to Section 9.02(b) of the Credit Agreement, Parent Guarantor, the Borrower, the Administrative Agent and the Lenders party hereto constituting the Required Lenders have agreed, subject to the terms and conditions hereof, to waive (i) the Specified Quarterly Deliverables Defaults and the Financial Covenant Defaults, (ii) subject to Section 2(c) below, the Historical Financial Defaults and (iii) until the earlier of (x) December 31, 2023 and (y) the occurrence of any Event of Default (other than any Specified Default) under the Amended Credit Agreement (the occurrence of any such Event of Default, a “Default Trigger”) (such period, the “Waiver Period”), the Specified Annual Deliverables Defaults;
WHEREAS, the Borrower, the Lenders and the Administrative Agent have agreed to amend the Credit Agreement as set forth herein.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants herein contained and for other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

SECTION 1. AMENDMENTS.

a.The Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in Exhibit A attached hereto and, pursuant to and in accordance with the terms and conditions set forth in this Second Amendment and the Credit Agreement.
b.Exhibit E to the Credit Agreement is hereby amended and restated in its entirety and replaced with the form attached hereto as Exhibit B.

SECTION 2. LIMITED WAIVER.
a.Subject to the satisfaction of the conditions set forth in Section 4 hereof, and in reliance on the representations and warranties set forth in Section 3 below, the Lenders party hereto constituting the Required Lenders hereby waive (i) the Specified Quarterly Deliverables Defaults and the Financial Covenant Defaults, (ii) subject to Section 2(c) below, the Historical Financial Defaults and (iii) solely during the Waiver Period, the Specified Annual Deliverables Defaults; provided, that, the waivers included in this Section 2(a)(iii) shall automatically and without any further action by the Lenders cease to be effective for all purposes on the earlier of (x) December 31, 2023 (the “Waiver Expiration Date”) and (y) the occurrence of any Default Trigger; provided, further, that to the extent that (x) all of the Specified Annual Financial Deliverables are delivered on or prior to the Waiver Expiration Date and (y) no Default Trigger shall have occurred on or prior to such date, then the waiver set forth in this Section 2(a)(iii) shall be permanent and any such Specified Annual Deliverables Default shall be deemed permanently cured and waived. The parties hereto agree that the failure by the Borrower to deliver to the Administrative Agent the Specified Annual Financial Deliverables on or prior to the Waiver Expiration Date shall constitute, without the requirement of delivery of any notice set forth therein (or any other demand, presentment, protest, or notice of any kind, all of which the Borrower and Parent Guarantor each hereby waive), an Event of Default pursuant to Section 7.01(c) (without reference to any cure period contained therein) of the Amended Credit Agreement.
b.Without limiting the generality of any provision of the Amended Credit Agreement, the waivers set forth in clause (a) above shall be limited precisely as written and relate solely to the applicable referenced sections of the Amended Credit Agreement in the manner and to the extent described above, and nothing in this Second Amendment shall be deemed to (i) constitute a waiver of compliance by the Parent Guarantor or the Borrower or amendment with respect to any other term, provision or conditions of the Amended Credit Agreement or any other Loan Document, or any other instrument or agreement referred to therein, (ii) waive any other existing or future Default or Event of Default or (iii) prejudice any right or remedy that the Administrative Agent or any Lender may now have or may have in the future under or in connection with the Amended Credit Agreement or any other Loan Document, or any other instrument or agreement referred to therein (all of which rights and remedies are expressly reserved). The waivers set forth in clause (a) above shall be effective only in this specific instance and for the specific purpose for which such waiver is given. This Second Amendment shall not entitle the Parent Guarantor or the Borrower to any other or further waiver in any similar or other circumstances.
c.On or prior to the Waiver Expiration Date, the Borrower shall deliver, or cause to be delivered, updated versions of the financial statements required pursuant to Sections 3.05(a) and (b) of the Amended Credit Agreement, in each case giving effect to any corrections or restatements prepared by the Borrower’s auditors or financial advisors, solely to the extent that such financial statements have been corrected or restated by the Borrower’s auditors or financial advisors.
d.Each Lender party to this Second Amendment hereby waives any break funding payments otherwise owing to such Lender pursuant to Section 2.16 of the Amended Credit Agreement in connection with any repayment of Revolving Loans with the proceeds of the Second Amendment Equity Contribution (as defined below) on or prior to September 20, 2023.
SECTION 3. REPRESENTATIONS AND WARRANTIES. The Parent Guarantor and the Borrower each hereby represents that as of the Second Amendment Effective Date, after giving effect to this Second Amendment, (x) each of the representations and warranties made by any Loan Party in or pursuant to the Loan Documents is true and correct in all material respects (provided that, any representation and warranty that is qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) as of such date except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (or, in the case of any representation or warranty qualified by Material Adverse Effect or other materiality qualifier, in all respects) as of such earlier date and (y) no Default or Event of Default has occurred and is continuing.
SECTION 4. CONDITIONS TO EFFECTIVENESS OF SECOND AMENDMENT. This Second Amendment shall become effective on and as of the date (the “Second Amendment Effective Date”) of satisfaction of the following conditions:
a.the Administrative Agent shall have received executed counterparts of this Second Amendment from the Parent Guarantor, the Borrower, the Administrative Agent and the Lenders constituting the Required Lenders;
b.the representations and warranties set forth in Section 3 hereof shall be true and correct;

c.the Administrative Agent shall have received (i) (x) the unaudited financial statements and related documents and information of the Parent Guarantor, the Borrower and the Subsidiaries for the fiscal quarter ending March 31, 2023 (which will be limited to unaudited internally prepared management reports and will not be required to include any purchase accounting adjustments relating to the acquisition previously identified to the Administrative Agent as “Project Blue Sea”) and (y) the related deliverables required under Sections 5.02(a) and 5.02(d) of the Credit Agreement (collectively, the “March Specified Quarterly Financial Deliverables”) and (ii) (x) the unaudited financial statements and related documents and information of the Parent Guarantor, the Borrower and the Subsidiaries for the fiscal quarter ending June 30, 2023 (which will be limited to unaudited internally prepared management reports and will not be required to include any purchase accounting adjustments relating to the acquisition previously identified to the Administrative Agent as “Project Blue Sea”) and (y) the related deliverables required under Sections 5.02(a) and 5.02(d) of the Credit Agreement (together with the March Specified Quarterly Financial Deliverables, the “Specified Quarterly Financial Deliverables”);
d.the Parent Guarantor shall have received net cash proceeds from the issuance of any Qualified Equity Interests of Waldencast plc (which shall be contributed to the Parent Guarantor in exchange for Qualified Equity Interests of the Parent Guarantor) to the purchasers of such equity interests in an aggregate amount of at least $50,000,000 (the “Second Amendment Equity Contribution”); and
e.the Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Second Amendment Effective Date, including, to the extent invoiced at least two (2) Business Days prior to the Second Amendment Effective Date, reimbursement or payment of all reasonable and documented out of pocket expenses required to be reimbursed or paid by any Loan Party under any Loan Document.
SECTION 5. EFFECT ON PRIOR WAIVER. As of the Second Amendment Effective Date, the parties hereby agree that (i) the Second Amendment shall supersede Section 2 and Section 4 of the Third Waiver and, from and after the Second Amendment Effective Date, such Sections shall be of no further force or effect and (ii) Section 6 of the Third Waiver is deleted and shall be of no further force or effect.
SECTION 6. CONTINUING EFFECT; NO NOVATION. Except as expressly amended, waived or modified hereby, the Loan Documents shall continue to be and shall remain in full force and effect in accordance with their respective terms. This Second Amendment shall not constitute an amendment, waiver or modification of any provision of any Loan Document not expressly referred to herein and shall not be construed as an amendment, waiver or modification of any action on the part of the Borrower or the other Loan Parties that would require an amendment, waiver or consent of the Administrative Agent or the Lenders except as expressly stated herein, or be construed to indicate the willingness of the Administrative Agent or the Lenders to further amend, waive or modify any provision of any Loan Document amended, waived or modified hereby for any other period, circumstance or event. Except as expressly modified by this Second Amendment, Loan Documents are ratified and confirmed and are, and shall continue to be, in full force and effect in accordance with their respective terms. Except as expressly set forth herein, each Lender and the Administrative Agent reserves all of its rights, remedies, powers and privileges under the Credit Agreement, the other Loan Documents, applicable law and/or equity. Any reference to “this Agreement” in the Credit Agreement or the “Credit Agreement” in any Loan Document or any related documents shall be deemed to be a reference to the Credit Agreement as amended by this Second Amendment and the term “Loan Documents” in the Amended Credit Agreement and the other Loan Documents shall include this Second Amendment. Neither this Second Amendment nor the execution, delivery or effectiveness of this Second Amendment shall extinguish the obligations outstanding under the Credit Agreement. Nothing herein contained shall be construed as a substitution or novation of the obligations outstanding under the Credit Agreement, which shall remain in full force and effect. Nothing implied in this Second Amendment, the Amended Credit Agreement, the Collateral Documents, the other Loan Documents or in any other document contemplated hereby or thereby shall be construed as a release or other discharge of any of Borrower or any other Loan Party from any of its obligations and liabilities as a “Borrower,” “Parent Guarantor,” “Guarantor,” or “Loan Party,” under the Credit Agreement or any other Loan Document. Each of the Credit Agreement, the Collateral Documents and the other Loan Documents shall remain in full force and effect, until (as applicable) and except to any extent expressly modified hereby.
SECTION 7. GOVERNING LAW. THIS SECOND AMENDMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.
SECTION 8. ENTIRE AGREEMENT. This Second Amendment, the Amended Credit Agreement and the other Loan Documents represent the entire agreement of the Loan Parties, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent, any other Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the Amended Credit Agreement or the other Loan Documents.

SECTION 9. COUNTERPARTS. This Second Amendment may be signed in any number of counterparts (and by different parties hereto on different counterparts), each of which shall be an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Second Amendment that is an Electronic Signature transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Second Amendment. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Second Amendment, any document to be signed in connection herewith and the transactions contemplated hereby shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper based recordkeeping system, as the case may be; provided that, nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided further that, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Borrower without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower hereby (i) agrees that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the other Loan Parties, Electronic Signatures transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Second Amendment shall have the same legal effect, validity and enforceability as any paper original, (ii) agrees that the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Second Amendment in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Second Amendment based solely on the lack of paper original copies of this Second Amendment, including with respect to any signature pages thereto and (iv) waives any claim against any Lender Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrower to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.
SECTION 10. HEADINGS. Section headings used in this Second Amendment are for convenience of reference only, are not part of this Second Amendment and are not to affect the construction of, or to be taken into consideration in interpreting, this Second Amendment.

[Remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed and delivered by their duly authorized officers as of the date first written above.

WALDENCAST PARTNERS LP,
as the Parent Guarantor

By: /s/ Michel Brousset
Name: Michel Brousset
Title: Sole Member

WALDENCAST FINCO LIMITED,
as the Borrower
By: /s/ Michel Brousset
Name: Michel Brousset
Title: Director

JPMORGAN CHASE BANK, N.A.,
as the Administrative Agent and a Lender
By: /s/ Rupam Argawal
Name: Rupam Argawal
Title: Vice President

[LENDER],
as a Lender
By:
Name:
Title:

Exhibit A

CREDIT AGREEMENT
dated as of
June 24, 2022

among

WALDENCAST PARTNERS LP,
as Parent Guarantor,

WALDENCAST FINCO LIMITED,
as the Borrower,

The Lenders Party Hereto
JPMORGAN CHASE BANK, N.A.,
as Administrative Agent

and

Credit Suisse AG, New York Branch
as Documentation Agent

JPMORGAN CHASE BANK, N.A.,
Banco Santander, S.A.
and
Wells Fargo Securities, LLC ,
as Joint Bookrunners and Joint Lead Arrangers

SCHEDULES:

Schedule 1.01- Total Leverage Ratio Schedule 2.01A – Commitments
Schedule 2.01B – Letter of Credit Commitments
Schedule 2.17(f) – UK Qualifying Lender Confirmation and UK DTTP Scheme
Schedule 3.01 – Guarantors
Schedule 3.15 – Subsidiaries; Equity Interests Schedule 3.18 – Compliance with Laws
Schedule 3.28 – Permits, Etc. Schedule 3.29 – Health Care Schedule 5.07 – Compliance with Laws Schedule 5.17 – Health Care
Schedule 5.11(a) – Agreed Security Principles
Schedule 5.11(b) – Mortgaged Property
Schedule 5.15 – Post-Closing Obligations
Schedule 6.01 – Existing Liens
Schedule 6.02 – Existing Investments Schedule 6.03 – Existing Indebtedness
Schedule 6.08 – Transactions with Affiliates

EXHIBITS:

Exhibit A – Form of Assignment and Assumption
Exhibit B‑1 – Form of U.S. Tax Certificate (Foreign Lenders That Are Not Partnerships)
Exhibit B‑2 – Form of U.S. Tax Certificate (Foreign Participants That Are Not Partnerships)
Exhibit B‑3 – Form of U.S. Tax Certificate (Foreign Participants That Are Partnerships)
Exhibit B‑4 – Form of U.S. Tax Certificate (Foreign Lenders That Are Partnerships)
Exhibit C‑1 – Form of Borrowing Request
Exhibit C‑2 – Form of Interest Election Request
Exhibit D‑1 – Form of Revolving Loan Note Exhibit D‑2 – Form of Term Loan Note
Exhibit E – Form of Compliance Certificate
Exhibit F-1 – Form of U.S. Collateral Agreement
Exhibit F-2 – Form of Cayman Islands Waldencast Cayman LLC Fixed and Floating Security Agreement
Exhibit F-3 – Form of Cayman Islands Obagi Global Holdings Limited Fixed and Floating Security Agreement
Exhibit F-4 – Form of Cayman Islands Obagi Holdings Company Limited Fixed and Floating Security Agreement
Exhibit F-5 – Form of Cayman Islands Obagi Holdco 2 Limited Equitable Share Mortgage
Exhibit F-6 – Form of Cayman Islands Obagi Global Holdings Limited Equitable Share Mortgage
Exhibit F-7 – Form of Jersey Waldencast Finco Limited Security Interest Agreement
Exhibit F-8 – Form of Jersey Obagi Holdco 2 Limited Security Interest Agreement
Exhibit F-9 – Form of Jersey Waldencast Partners LP Security Interest Agreement
Exhibit G – Form of Guarantee Agreement
Exhibit H – Form of Solvency Certificate

CREDIT AGREEMENT (this “Agreement”) dated as of June 24, 2022, among Waldencast Partners LP, an exempted limited partnership formed and registered in the Cayman Islands (the “Parent Guarantor”), acting through its sole general partner, OBAGI HOLDCO 1 LIMITED, a Jersey company incorporated with limited liability, Waldencast Finco Limited, a private company incorporated under the laws of Jersey with registered number 143249 (the “Borrower”) the LENDERS from time to time party hereto, and JPMORGAN CHASE BANK, N.A. (“JPMorgan”), as Administrative Agent.
WHEREAS, in connection with (a) that certain Agreement and Plan of Merger, dated as of November 15, 2021 (the “Obagi Merger Agreement”) by and among Waldencast Acquisition Corp., a Cayman Islands exempted company limited by shares (which shall migrate and domesticate as a public limited company under the laws of Jersey prior to the Funding Date and be renamed Waldencast plc) (“Waldencast Acquisition Corp.”), Obagi Merger Sub, Inc., a Cayman Islands exempted company limited by shares, and Obagi Global Holdings Limited, a Cayman Islands exempted company limited by shares (“Obagi”) and (b) that certain Equity Purchase Agreement, dated as of November 15, 2021 (the “Milk Purchase Agreement” and, together with the Obagi Merger Agreement, collectively, the “Funding Date Acquisition Agreements” and each, individually, an “Funding Date Acquisition Agreement”) by and among Waldencast Acquisition Corp., Obagi Holdco 1 Limited, a limited company incorporated under the laws of Jersey, the Parent Guarantor, Milk Makeup LLC, a Delaware limited liability company (“Milk” and together with Obagi, collectively, the “Targets” and each individually, a “Target”), the members of Milk party thereto and Shareholder Representative Services LLC, a Colorado limited liability company, the Parent Guarantor intends to, directly or indirectly, acquire (the “Funding Date Acquisitions”) all of the Equity Interests of the Targets;
WHEREAS, in connection with the foregoing, the Borrower has requested that (i) the Lenders extend credit in the form of (a) Term Loans to the Borrower on the Funding Date, in an aggregate principal amount of $175,000,000 and (b) Revolving Loans made available to the Borrower at any time and from time to time on and after the Funding Date and prior to the Maturity Date in an aggregate principal amount at any time outstanding not in excess of $50,000,000 and (ii) the Issuing Banks issue Letters of Credit at any time and from time to time on and after the Funding Date and prior to the Maturity Date, in an aggregate principal face amount at any time outstanding not in excess of $7,500,000;
WHEREAS, the Borrower shall use the proceeds of the Term Loans, together with certain proceeds of Revolving Loans, if any, certain proceeds from the Trust Account (as defined in the Funding Date Acquisition Agreements), certain proceeds from the PIPE Investment (as defined in the Funding Date Acquisition Agreements), certain proceeds from the Forward Purchase Amount (as defined in the Funding Date Acquisition Agreements) and cash on hand at the Parent Guarantor, the Borrower, the Restricted Subsidiaries and Targets to (i) effect the Funding Date Acquisitions, (ii) consummate the Refinancing, (iii) pay the fees and expenses in connection with the consummation of the foregoing, and (iv) fund working capital and for general corporate purposes; and
WHEREAS, the Lenders are willing to make available to the Borrower the term loan and revolving credit described herein and the Issuing Banks are willing to issue Letters of Credit, in each case, upon the terms and subject to the conditions set forth herein;
NOW, THEREFORE, in consideration of the premises and the covenants and agreements contained herein, the parties hereto agree as follows:
Article I Definitions
Section 1.01. Defined Terms
. As used in this Agreement, the following terms have the meanings specified below:
“ABR” when used in reference to any Loan or Borrowing, refers to such Loan, or the Loans comprising such Borrowing, bearing interest at a rate determined by reference to the Alternate Base Rate.
“Adjusted Daily Simple SOFR” means an interest rate per annum equal to (a) the Daily Simple SOFR, plus (b) 0.10%; provided that, if the Adjusted Daily Simple SOFR as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.
“Adjusted Term SOFR Rate” means, for any Interest Period, an interest rate per annum equal to (a) the Term SOFR Rate for such Interest Period, plus (b) 0.10%; provided that, if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.
“Administrative Agent” means JPMorgan Chase Bank, N.A. (or any of its designated branch offices or affiliates), in its capacity as administrative agent for the Lenders hereunder.
“Administrative Questionnaire” means an Administrative Questionnaire in a form supplied by the Administrative Agent.
“Affected Financial Institution” means (a) any EEA Financial Institution or (b) any UK Financial Institution.
“Affiliate” means, with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.
“Agent‑Related Person” has the meaning assigned to such term in Section 9.03(d).
“Agreed Security Principles” means the provisions set forth on Schedule 5.11(a).

“Agreement” has the meaning assigned to such term in the introductory paragraph.
“Alternate Base Rate” means, for any day, a rate per annum equal to the greatest of (a) the Prime Rate in effect on such day, (b) the NYFRB Rate in effect on such day plus ½ of 1% and (c) the Adjusted Term SOFR Rate for a one month Interest Period as published two (2) U.S. Government Securities Business Days prior to such day (or if such day is not a Business Day, the immediately preceding Business Day) plus 1%; provided that, for the purpose of this definition, the Adjusted Term SOFR Rate for any day shall be based on the Term SOFR Reference Rate at approximately 5:00 a.m. Chicago time on such day (or any amended publication time for the Term SOFR Reference Rate, as specified by the CME Term SOFR Administrator in the Term SOFR Reference Rate methodology). Any change in the Alternate Base Rate due to a change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate shall be effective from and including the effective date of such change in the Prime Rate, the NYFRB Rate or the Adjusted Term SOFR Rate, respectively. If the Alternate Base Rate is being used as an alternate rate of interest pursuant to Section 2.14 (only until the Benchmark Replacement has been determined pursuant to Section 2.14(b)), then the Alternate Base Rate shall be the greater of clauses (a) and (b) above and shall be determined without reference to clause (c) above. Notwithstanding the foregoing, f the Alternate Base Rate as determined pursuant to the foregoing would be less than 1.0%, such rate shall be deemed to be 1.0 % for purposes of this Agreement.
“Ancillary Document” has the meaning assigned to such term in Section 9.06.
“Annualized EBITDA” means (a) with respect to the Measurement Period ending on September 30, 2023, Consolidated EBITDA for the fiscal quarter ending September 30, 2023 times four (4), (b) with respect to the Measurement Period ending on December 31, 2023, Consolidated EBITDA for the two (2) fiscal quarter periods then most recently ended times two (2) and (c) with respect to the Measurement Period ending on March 31, 2024, Consolidated EBITDA for the three (3) fiscal quarter periods then most recently ended times four-thirds (4/3).

“Annualized Interest Coverage Ratio” means, with respect to any Measurement Period ending on any of September 30, 2023, December 31, 2023 or March 31, 2024, the ratio of (a) Annualized EBITDA for the Parent Guarantor, the Borrower and the Restricted Subsidiaries for such Measurement Period to (b) Consolidated Interest Expense of the Parent Guarantor, the Borrower and the Restricted Subsidiaries for the most recently completed four fiscal quarters to the extent payable in cash.

“Anti‑Corruption Laws” means any laws, rules and regulations of any jurisdiction applicable to the Parent Guarantor, the Borrower or any Restricted Subsidiary concerning or relating to bribery or corruption of public officials, including the U.S. Foreign Corrupt Practices Act of 1977, as amended.
“Anti-Money Laundering Laws” has the meaning assigned to such term in Section 3.24.
“Applicable Parties” has the meaning assigned to such term in Section 8.03(c).
“Applicable Percentage” means, with respect to any Lender, (a) with respect to Revolving Loans or LC Exposure, the percentage equal to a fraction the numerator of which is such Lender’s Revolving Commitment and the denominator of which is the aggregate Revolving Commitments of all Revolving Lenders (if the Revolving Commitments have terminated or expired, the Applicable Percentages shall be determined based upon the Revolving Commitments most recently in effect, giving effect to any assignments); provided that, in the case of Section 2.21 when a Defaulting Lender shall exist, any such Defaulting Lender’s Revolving Commitment shall be disregarded in the calculation and (b) with respect to the Term Loans, (x) prior to the initial funding hereunder on the Funding Date, a percentage equal to a fraction the numerator of which is such Lender’s Term Loan Commitment and the denominator of which is the aggregate Term Loan Commitments of all Term Lenders (if the Term Loan Commitments have terminated or expired prior to the Funding Date, the Applicable Percentages shall be determined based upon the Term Loan Commitments most recently in effect, giving effect to any assignments) and (y), thereafter, a percentage equal to a fraction the numerator of which is such Lender’s outstanding principal amount of the Term Loans and the denominator of which is the aggregate outstanding principal amount of the Term Loans of all Term Lenders.
“Applicable Rate” means, for any day, with respect to any ABR Loan or Term Benchmark Loan (or, solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14, any RFR Loan), or with respect to the commitment fees payable hereunder, as the case may be, the applicable rate per annum set forth below under the caption “ABR Spread”, “Term Benchmark Spread”, “RFR Spread” or “Commitment Fee Rate”, as the case may be:

Term Benchmark Spread and RFR Spread	ABR Spread	Commitment Fee Rate
3.50%	2.50%	0.50

“Approved Electronic Platform” has the meaning assigned to such term in Section 8.03(a).
“Approved Fund” has the meaning assigned to such term in Section 9.04(b).
“Arrangers” means each of JPMorgan Chase Bank, N.A., Banco Santander, S.A. and Wells Fargo Securities, LLC in its capacity as a joint bookrunner and a joint lead arranger hereunder.
“Assignment and Assumption” means an assignment and assumption agreement entered into by a Lender and an assignee (with the consent of any party whose consent is required by Section 9.04), and accepted by the Administrative Agent, in the form of Exhibit A or any other form (including electronic records generated by the use of an electronic platform) approved by the Administrative Agent.
“ASU” has the meaning assigned to such term in Section 1.04(d).
“Attributable Indebtedness” means, on any date, in respect of any Capital Lease of any Person, the capitalized amount thereof that would appear on a balance sheet of such Person prepared as of such date in accordance with GAAP.
“Availability Period” means the period from and including the Funding Date to but excluding the earlier of the Maturity Date and the date of termination of the Revolving Commitments.
“Available Amount” means, as at any date of determination, an amount equal to (a) $10,000,000, plus (b) an amount, which shall not be less than zero, equal to (i) to the extent constituting income (rather than loss), 50% of Consolidated Net Income, or (ii) to the extent constituting loss (rather than income), 100% of Consolidated Net Income (it being understood that such any loss shall reduce rather than increase the Available Amount), in each case, for the period from the first day of the first full fiscal quarter commencing after the Funding Date to and including the last day of the most recently completed fiscal quarter with respect to which the Administrative Agent has received the Compliance Certificate required to be delivered pursuant to Section 5.02(a), plus (c) to the extent received in cash in the initial issuance or incurrence, the net proceeds of issuances or incurrences of Indebtedness or Disqualified Equity Interests after the Funding Date of the Parent Guarantor, the Borrower or any Restricted Subsidiary owed or issued, as the case may be, to a Person other than the Parent Guarantor, the Borrower or any Restricted Subsidiary which shall have been subsequently exchanged for or converted into Equity Interests (other than Disqualified Equity Interests) of the Parent Guarantor at such time, plus (d) the net cash proceeds received by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in respect of Dispositions (other than to the Parent Guarantor, the Borrower or any Restricted Subsidiary) of Investments made using the Available Amount, plus (e) returns received in cash or Cash Equivalents by the Parent Guarantor, the Borrower and the Restricted Subsidiaries on Investments made using the Available Amount (including Investments in Unrestricted Subsidiaries), plus (f) (x) the Investments of the Parent Guarantor, the Borrower and the Restricted Subsidiaries made using the Available Amount in any Unrestricted Subsidiary that has been re-designated as a Restricted Subsidiary or that has been merged or consolidated with or into the Parent Guarantor, the Borrower or any of the Restricted Subsidiaries (up to the fair market value (as determined in good faith by the Borrower) of the Investments of the Parent Guarantor, the Borrower and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of such re-designation or merger or consolidation) and (y) the fair market value (as determined in good faith by the Borrower) of the assets of any Unrestricted Subsidiary acquired by such Unrestricted Subsidiary with the proceeds of Investments of the Parent Guarantor, the Borrower and the Restricted Subsidiaries made using the Available Amount in such Unrestricted Subsidiary that have been transferred, conveyed or otherwise distributed to the Parent Guarantor, the Borrower and the Restricted Subsidiaries, up to the fair market value (as determined in good faith by the Borrower) of the Investments of the Parent Guarantor, the Borrower and the Restricted Subsidiaries in such Unrestricted Subsidiary at the time of such transfer, conveyance or other distribution, minus (g) any portion of such amount utilized by the Parent Guarantor, the Borrower and the Restricted Subsidiaries on or prior to such date of determination to make (1) Investments pursuant to Section 6.02(c)(iv)(C)(2), (2) Investments pursuant to Section 6.02(o)(2), (3) Restricted Payments pursuant to Section 6.06(e)(2) or Section 6.06(f), or (4) prepayments, redemptions, purchases, defeasances or other payments of Junior Indebtedness pursuant to Section 6.14(c)(2).
“Available Revolving Commitment” means, at any time with respect to any Lender, the Revolving Commitment of such Lender then in effect minus the Revolving Credit Exposure of such Lender at such time.
“Available Tenor” means, as of any date of determination and with respect to the then‑current Benchmark, as applicable, any tenor for such Benchmark (or component thereof) or payment period for interest calculated with reference to such Benchmark (or component thereof), as applicable, that is or may be used for determining the length of an Interest Period for any term rate or otherwise, for determining any frequency of making payments of interest calculated pursuant to this Agreement as of such date and not including any tenor for such Benchmark that is then‑removed from the definition of “Interest Period” pursuant to clause (e) of Section 2.14.
“Bail‑In Action” means the exercise of any Write‑Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.
“Bail‑In Legislation” means, (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law, regulation, rule or requirement for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other insolvency proceedings).
“Bankruptcy Code” means Title 11 of the United States Code entitled “Bankruptcy”, as now and hereafter in effect, or any successor statute.
“Bankruptcy Event” means, with respect to any Person, such Person becomes the subject of a voluntary or involuntary bankruptcy or insolvency proceeding, or has had a receiver, conservator, trustee, administrator, custodian, assignee for the benefit of creditors or similar Person charged with the reorganization or liquidation of its business appointed for it, or, in the good faith determination of the Administrative Agent, has taken any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any such proceeding or appointment or has had any order for relief in such proceeding entered in respect thereof; provided that, a Bankruptcy Event shall not result solely by virtue of any ownership interest, or the acquisition of any ownership interest, in such Person by a Governmental Authority or instrumentality thereof, unless such ownership interest results in or provides such Person with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permits such Person (or such Governmental Authority or instrumentality) to reject, repudiate, disavow or disaffirm any contracts or agreements made by such Person.
“Benchmark” means, initially, the Term SOFR Rate; provided that, if a Benchmark Transition Event, and its related Benchmark Replacement Date have occurred with respect to the Term SOFR Rate or the then‑current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 2.14.
“Benchmark Replacement” means, for any Available Tenor, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:
(1) the Adjusted Daily Simple SOFR;
(2) the sum of: (a) the alternate benchmark rate that has been selected by the Administrative Agent and the Borrower as the replacement for the then‑current Benchmark for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then‑prevailing market convention for determining a benchmark rate as a replacement for the then‑current Benchmark for Dollar‑denominated syndicated credit facilities at such time in the United States and (b) the related Benchmark Replacement Adjustment;
If the Benchmark Replacement as determined pursuant to clause (1) or (2) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents.
“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement for any applicable Interest Period and Available Tenor for any setting of such Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Borrower for the applicable Corresponding Tenor giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body on the applicable Benchmark Replacement Date and/or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time.
“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement and/or Term Benchmark Loan, any technical, administrative or operational changes (including changes to the definition of “Alternate Base Rate,” the definition of “Business Day,”, the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period,” timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides, in consultation with the Borrower, may be appropriate to reflect the adoption and implementation of such Benchmark and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of such Benchmark exists, in such other manner of administration as the Administrative Agent decides, in consultation with the Borrower, is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents).
“Benchmark Replacement Date” means, with respect to any Benchmark, the earliest to occur of the following events with respect to such then‑current Benchmark:
(1) in the case of clause (1) or (2) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of such Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or
(2) in the case of clause (3) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be no longer representative; provided that, such non‑representativeness will be determined by reference to the most recent statement or publication referenced in such clause (3) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.
Notwithstanding anything herein to the contrary, (i) if the event giving rise to the Benchmark Replacement Date occurs on the same day as, but earlier than, the Reference Time in respect of any determination, the Benchmark Replacement Date will be deemed to have occurred prior to the Reference Time for such determination and (ii) the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (1) or (2) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then‑current Available Tenors of such Benchmark (or the published component used in the calculation thereof).
“Benchmark Transition Event” means, with respect to any Benchmark, the occurrence of one or more of the following events with respect to such then‑current Benchmark:
(1) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);
(2) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the NYFRB, the CME Term SOFR Administrator, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), in each case, which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or
(3) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are no longer, or as of a specified future date will no longer be, representative.
Notwithstanding anything herein to the contrary, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then‑current Available Tenor of such Benchmark (or the published component used in the calculation thereof).
“Benchmark Unavailability Period” means, with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date pursuant to clauses (1) or (2) of that definition has occurred if, at such time, no Benchmark Replacement has replaced such then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14 and (y) ending at the time that a

Benchmark Replacement has replaced such then‑current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.14.
“Beneficial Ownership Certification” means a certification regarding beneficial ownership or control as required by the Beneficial Ownership Regulation.
“Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.
“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in and subject to Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan”.
“BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party.
“Borrower” has the meaning assigned to such term in the introductory paragraph.
“Borrower Materials” has the meaning assigned to such term in Section 5.02.
“Borrower Notice” has the meaning assigned to such term in Section 5.11(b).
“Borrowing” means (a) Revolving Loans of the same Type, made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect or (b) a Term Loan of the same Type, made, converted or continued on the same date and, in the case of Term Benchmark Loans, as to which a single Interest Period is in effect.
“Borrowing Request” means a request by the Borrower for a Borrowing in accordance with Section 2.03, which shall be substantially in the form attached hereto as Exhibit C‑1 or any other form approved by the Administrative Agent.
“Business Day” means any day (other than a Saturday or a Sunday) on which banks are open for business in New York City or Chicago; provided that, in relation to RFR Loans and any interest rate settings, fundings, disbursements, settlements or payments of any such RFR Loan, or any other dealings of such RFR Loan (in each case, solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14), any such day that is only an U.S. Government Securities Business Day.
“Capital Lease” means, with respect to any Person, any capital lease or financing lease that (subject to Section 1.04) is required by GAAP to be accounted for as a capital lease or financing lease.
“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease, which obligations are required to be classified and accounted for as Capital Leases or financing leases on a balance sheet of such Person under GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP, in each case subject to Section 1.04.
“Captive Insurance Subsidiary” means any Restricted Subsidiary that is subject to regulation as an insurance company.
“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent or any Issuing Bank (as applicable) and the Lenders, as collateral for LC Obligations or obligations of Lenders to fund participations in respect of LC Obligations, cash or deposit account balances or, if the applicable Issuing Bank benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the applicable Issuing Bank. “Cash Collateral” and “Cash Collateralized” shall have meanings correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.
“Cash Equivalents” means any of the following types of Investments, to the extent owned by the Parent Guarantor, the Borrower or any Restricted Subsidiary:
(a) readily marketable obligations issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof having maturities of not more than 360 days from the date of acquisition thereof; provided that, the full faith and credit of the United States of America is pledged in support thereof;
(b) time deposits with, or insured certificates of deposit or bankers’ acceptances of, any commercial bank that (i) (A) is a Lender or (B) is organized under the laws of the United States of America, any state or province thereof or the District of Columbia or is the principal banking subsidiary of a bank holding company organized under the laws of the United States of America, any state thereof or the District of Columbia, and is a member of the Federal Reserve System that has combined capital and surplus of at least $500,000,000, in each case with maturities of not more than 365 days from the date of acquisition thereof;
(c) commercial paper maturing no more than 365 days from the time of the acquisition thereof, and having, at the time of acquisition thereof, a rating of A-2 or better from S&P or P-2 or better from Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another rating agency);

(d) Investments, classified in accordance with GAAP as current assets of the Parent Guarantor, the Borrower or any of the Restricted Subsidiaries, in money market investment programs registered under the Investment Company Act of 1940, which are administered by financial institutions that have the highest rating obtainable from either Moody’s or S&P, and the portfolios of which are limited solely to Investments of the character, quality and maturity described in clauses (a), (b) and (c) of this definition;
(e) fully collateralized repurchase agreements with a term of not more than thirty (30) days for securities described in clause (a) of this definition and entered into with a financial institution satisfying the requirements in clause (b) of this definition; and
(f) instruments equivalent to those referred to in clauses (a) to (e) in this definition denominated in any foreign currency comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Loan Party or any Restricted Subsidiary organized in such jurisdiction.
“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, card services (including services related to credit cards, including purchasing and commercial cards, prepaid cards, including payroll, stored value and gift cards, merchant services processing and debit cards), electronic funds transfer and other cash management arrangements or automated clearinghouse transfer of funds or any similar services.
“Cash Management Bank” means any Person that, (a) at the time it enters into a Cash Management Agreement with any Loan Party, is a Lender, the Administrative Agent or an Arranger or an Affiliate of a Lender, the Administrative Agent or an Arranger, in its capacity as a party to such Cash Management Agreement, and (b) in the case of any Cash Management Agreement entered into prior to, and existing on, the Effective Date, any Person that is, on the Effective Date, a Lender, the Administrative Agent or an Arranger or Affiliate of a Lender, the Administrative Agent or an Arranger, in its capacity as a party to such Cash Management Agreement.
“Cayman Companies Act” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Cayman Islands Collateral Agreements” means (i) (a) a Cayman Islands law governed fixed and floating security agreement to be granted by Waldencast Cayman LLC as replacement general partner of the Parent Guarantor in favor of the Administrative Agent, substantially in the form attached hereto as Exhibit F-2 (the “Cayman Islands Waldencast Cayman LLC Fixed and Floating Security Agreement”), (b) a Cayman Islands law governed fixed and floating security agreement to be granted by Obagi Global Holdings Limited in favor of the Administrative Agent, substantially in the form attached hereto as Exhibit F-3 (the “Cayman Islands Obagi Global Holdings Limited Fixed and Floating Security Agreement”), and (c) a Cayman Islands law governed fixed and floating security agreement to be granted by Obagi Holdings Company Limited in favor of the Administrative Agent, substantially in the form attached hereto as Exhibit F-4 (the “Cayman Islands Obagi Holdings Company Limited Fixed and Floating Security Agreement”); (ii) a Cayman Islands law governed equitable share mortgage over the shares in Obagi Global Holdings Limited to be granted by Obagi Holdco 2 Limited in favor of the Administrative Agent, substantially in the form attached hereto as Exhibit F-5 (the “Cayman Islands Obagi Holdco 2 Limited Equitable Share Mortgage”); and (iii) a Cayman Islands law governed equitable share mortgage over the shares in Obagi Holdings Company Limited to be granted by Obagi Global Holdings Limited in favor of the Administrative Agent, substantially in the form attached hereto as Exhibit F-6 (the “Cayman Islands Obagi Global Holdings Limited Equitable Share Mortgage”).
“Cayman Islands Obagi Global Holdings Limited Fixed and Floating Security Agreement” has the meaning assigned to such term in the definition of “Cayman Islands Collateral Agreements”.
“Cayman Islands Obagi Holdings Company Limited Fixed and Floating Security Agreement” has the meaning assigned to such term in the definition of “Cayman Islands Collateral Agreements”.
“Cayman Islands Waldencast Cayman LLC Fixed and Floating Security Agreement” has the meaning assigned to such term in the definition of “Cayman Islands Collateral Agreements”.
“Cayman Islands Obagi Global Holdings Limited Equitable Share Mortgage” has the meaning assigned to such term in the definition of “Cayman Islands Collateral Agreements”.
“Cayman Islands Obagi Holdco 2 Limited Equitable Share Mortgage” has the meaning assigned to such term in the definition of “Cayman Islands Collateral Agreements”.
“Certain Funds Period” has the meaning assigned to such term in Section 4.04.
“Change in Law” means the occurrence after the date hereof of (a) the adoption of or taking effect of any law, rule, regulation or treaty, (b) any change in any law, rule, regulation or treaty or in the administration, interpretation, implementation or application thereof by any Governmental Authority or (c) compliance by any Lender or Issuing Bank (or, for purposes of Section 2.15(b), by any lending office of such Lender or by such Lender’s or Issuing Bank’s holding company, if any) with any request, rule, guideline or directive (whether or not having the force of law) of any Governmental Authority made or issued after the Effective Date; provided that, notwithstanding anything herein to the contrary, (x) the Dodd‑Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith or in the implementation thereof and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall, in each case, be deemed to be a “Change in Law,” regardless of the date enacted, adopted, issued or implemented.
“Change of Control” means the occurrence of any of the following:
(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, but excluding any employee benefit plan of the Parent Guarantor or its Subsidiaries and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan) becomes the “beneficial owner” (as defined in Rules 13d‑3 and 13d-5 under the Securities Exchange Act of 1934, except that a person or group shall be deemed to have “beneficial ownership” of all securities that such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time (such right, an “option right”)), directly or indirectly, of 40% or more of the equity securities of Waldencast Acquisition Corp. entitled to vote for members of the board of directors or equivalent governing body of Waldencast Acquisition Corp. on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right);
(b) a “Change of Control,” “Change in Control” or similar event shall occur under any Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary with an aggregate principal amount in excess of the Threshold Amount (to the extent that the occurrence of such event permits the holders of Indebtedness thereunder to accelerate the maturity thereof or to resell such other Indebtedness to the Parent Guarantor, the Borrower or any Restricted Subsidiary, or requires the Parent Guarantor, the Borrower or any Restricted Subsidiary to repay, or offer to repurchase, such Indebtedness prior to the stated maturity thereof);
(c) Waldencast Acquisition Corp. ceases to directly or indirectly own more than 50% of the Equity Interests in the Parent Guarantor entitled to vote for members of the board of directors or equivalent governing body of the Parent Guarantor on a fully-diluted basis; or
(d) the Parent Guarantor ceases to directly own 100% of the Equity Interests of the Borrower;
provided that, notwithstanding anything herein to the contrary, in no event shall the Transactions be deemed to constitute a Change of Control.
“Charges” has the meaning assigned to such term in Section 9.16
“Class”, when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Revolving Loans or Term Loans.
“CME Term SOFR Administrator” means CME Group Benchmark Administration Limited as administrator of the forward-looking term Secured Overnight Financing Rate (SOFR) (or a successor administrator).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collateral” means all of the “Collateral” and “Mortgaged Property” referred to in the Collateral Documents and all of the other property provided as collateral security under the terms of the Collateral Documents; provided that, the Collateral shall exclude the Excluded Assets.
“Collateral Agreements” means, collectively, the U.S. Collateral Agreement, the Jersey Collateral Agreements and the Cayman Islands Collateral Agreements.

“Collateral Documents” means, collectively, the Collateral Agreements, the Mortgages, each of the mortgages, collateral assignments, supplements to all of the foregoing, security agreements, pledge agreements, control agreements (if any) or other similar agreements delivered to the Administrative Agent pursuant to Section 4.01(a), 5.11 or 5.14 and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Secured Parties.
“Commitment” means, (a) the Revolving Commitments and the Term Loan Commitments and (b) with respect to each Lender, the sum of such Lender’s Revolving Commitment and Term Loan Commitment. The initial amount of each Lender’s Commitment is set forth on Schedule 2.01A, or in the Assignment and Assumption or other documentation contemplated hereby pursuant to which such Lender shall have assumed its Revolving Commitment or Term Loan Commitment pursuant to the terms hereof, as applicable.
“Commodity Exchange Act” means the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.
“Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed by the Administrative Agent, any Lender or any Issuing Bank

by means of electronic communications pursuant to Section 8.03, including through an Approved Electronic Platform.
“Compliance Certificate” means a certificate substantially in the form of Exhibit E.
“Connection Income Taxes” means Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes.
“Consolidated EBITDA” means, at any date of determination, an amount equal to Consolidated Net Income of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis for the most recently completed Measurement Period, plus (i) the following, without duplication, and, except with respect to clause (o) below, to the extent deducted in calculating such Consolidated Net Income:
(a) Consolidated Interest Expense, plus
(b) the provision for federal, state, local and foreign income and franchise taxes payable (calculated net of federal, state, local and foreign income tax credits) and other taxes (including any Permitted Tax Distributions), interest and penalties included under GAAP in income tax expense, plus
(c) depreciation and amortization expenses (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), plus
(d) other non-recurring expenses, write-offs, write-downs or impairment charges which do not represent a cash item in such period (or in any future period) (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period and any non-cash charge, expense or loss relating to write-offs, write-downs or reserves with respect to accounts receivable or inventory), plus
(e) non-cash charges or expenses related to stock-based compensation and other non-cash charges or non-cash losses (including, extraordinary, unusual or non‑recurring non-cash losses) incurred or recognized, plus
(f) cash or non-cash charges constituting fees and expenses incurred in connection with the Transactions, plus
(g) losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FASB ASC 830 or any similar accounting standard, plus

(h) any expenses or charges related to any issuance of Equity Interests or debt securities, Investment, acquisition, Disposition, recapitalization or the incurrence, modification or repayment of Indebtedness permitted to be incurred by this Agreement (including a refinancing thereof) (whether or not successful), including any amendment or other modification of the Obligations or other Indebtedness; plus
(i) one-time deal advisory, financing, legal, accounting, and consulting cash expenses incurred by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in connection with the Funding Date Acquisitions or any Permitted Acquisitions not constituting the consideration for any such Funding Date Acquisition or Permitted Acquisition, plus
(j) non-cash losses and expenses resulting from fair value accounting (as permitted by Accounting Standard Codification Topic No. 825-10-25 – Fair Value Option or any similar accounting standard), plus
(k) restructuring charges or reserves or integration costs or other business optimization expenses, including in connection with (x) the Transactions or any Permitted Acquisition or (y) the consolidation or closing of facilities during such Measurement Period; provided that, the aggregate amount of integration costs added-back pursuant to this clause (k) in any four consecutive fiscal quarter period shall not exceed, together with amounts added back pursuant to clause (iii) below for such period, 25% of Consolidated EBITDA for such period prior to giving effect to this clause (k) or clause (iii) below, plus
(l) extraordinary, unusual or non-recurring cash charges and cash losses incurred or recognized (including costs and payments, in connection with actual or prospective litigation, legal settlements, fines, judgments or orders), plus
(m) the amount of any minority interest expense consisting of Restricted Subsidiary income attributable to minority interests of third parties in any non-wholly owned Restricted Subsidiary (and not added back in such period to Consolidated Net Income), plus
(n) earn-out and contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise) and adjustments thereof and purchase price adjustments, in each case incurred in connection with acquisitions permitted hereunder (including the Funding Date Acquisitions), plus
(o) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not included in Consolidated EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such receipts were deducted in the calculation of Consolidated EBITDA (pursuant to paragraph (ii) below) or Consolidated Net Income, for any previous period and not added back, plus
(p) to the extent covered by insurance and actually reimbursed, or, so long as the Borrower has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption, plus
(q) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Investment, Permitted Acquisition or any sale, conveyance, transfer or other disposition of assets permitted under this Agreement, to the extent actually reimbursed, or, so long as the Borrower has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 day period);
and (ii) minus, without duplication,
(r) gains included in Consolidated EBITDA for such Measurement Period in respect of hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of FASB ASC 830 or any similar accounting standard;
(s) non-cash gains included in Consolidated Net Income for such Measurement Period (excluding any such non-cash gain to the extent it represents the reversal of an accrual or a reserve for a potential cash gain in any prior period); and
(t) the amount of any minority interest income consisting of Restricted Subsidiary losses attributable to minority interests of third parties in any non-wholly owned Restricted Subsidiary (and not deducted in calculating Consolidated Net Income for such Measurement Period).
If there has occurred a Permitted Acquisition or other Investment in the nature of an acquisition permitted by this Agreement during the applicable Measurement Period, or for purposes of calculating pro forma Total Leverage Ratio or pro forma Interest Coverage Ratio after the applicable Measurement Period but on or prior to the Ratio Calculation Date in accordance with Section 1.12(b), Consolidated EBITDA shall be calculated on a Pro Forma Basis. Calculating Consolidated EBITDA on a “Pro Forma Basis” shall mean giving effect to any such Permitted Acquisition or other Investment in the nature of an acquisition, and any Indebtedness incurred or assumed in connection therewith, as follows:
(i) any Indebtedness incurred or assumed in connection with such Permitted Acquisition or other permitted Investment in the nature of an acquisition was incurred or assumed on the first day of the applicable Measurement Period and remained outstanding,
(ii) the rate on such Indebtedness shall be calculated as if the rate in effect on the date of such Permitted Acquisition or other permitted Investment in the nature of an acquisition had been the applicable rate for the entire period (taking into account any interest rate Swap Contracts applicable to such Indebtedness), and
(iii) all income, depreciation, amortization, taxes, and expense associated with the assets or entity acquired in connection with such Permitted Acquisition or other permitted Investment in the nature of an acquisition for the applicable period shall be calculated on a pro forma basis after giving effect to cost savings, operating expense reductions, other operating improvements and acquisition synergies (including custodial and interchange synergies) that are reasonably identifiable and projected by the Borrower in good faith to be realized within eighteen (18) months after such Permitted Acquisition or other permitted Investment in the nature of an acquisition (calculated on a pro forma basis as though such items had been realized on the first day of such period) as a result of actions taken by the Parent Guarantor, the Borrower or any Restricted Subsidiary in connection with such Permitted Acquisition or other such permitted Investment and net of (x) the amount of actual benefits realized during such period from such actions that are otherwise included in the calculation of Consolidated EBITDA in each case from and after the first day of such Measurement Period and (y) the amount of all income, depreciation, amortization, taxes and expenses associated with any assets or entity acquired in connection with such Permitted Acquisition or other such permitted Investment that the Borrower reasonably anticipates will be divested pursuant to Section 6.05(k) or otherwise;
provided that:
(A) the aggregate amount of cost savings, operating expense reductions, other operating improvements and acquisition synergies added-back in connection with Permitted Acquisitions or other such permitted Investments pursuant to this clause (iii) in any four consecutive fiscal quarter period shall not exceed, together with amounts added back pursuant to clause (k) above for such period, 25% of Consolidated EBITDA for such period prior to giving effect to this clause (iii) and clause (k) above; and
(B) at the time any such calculation pursuant to this clause (iii) is made, the Borrower shall deliver to the Administrative Agent a certificate signed by a Responsible Officer (which may be the Compliance Certificate) setting forth reasonably detailed calculations in respect of the matters referred to in this clause (iii), as well as the relevant factual support in respect thereof.

“Consolidated First Lien Debt” means, as of any date of determination, without duplication, the aggregate principal amount of Consolidated Funded Indebtedness outstanding on such date that is secured by a Lien on any asset or property of Parent Guarantor, the Borrower or any Restricted Subsidiary (including purchase money Indebtedness and Attributable Indebtedness in respect of Capital Leases) that is senior or pari passu to the Liens securing the Obligations.
“Consolidated Funded Indebtedness” means, as of any date of determination, for the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis, the sum, without duplication of (if and to the extent the same would constitute indebtedness or a liability in accordance with GAAP), (i) the outstanding principal amount of all obligations, whether current or long-term, for borrowed money and all obligations evidenced by bonds, debentures, notes, loan agreements or other similar instruments, (ii) all purchase money Indebtedness, (iii) obligations in respect of drawn letters of credit, bankers acceptances or similar instruments to the extent not reimbursed within three (3) Business Days (provided that, cash collateralized amounts under drawn letters of credit, bankers acceptances and similar instruments shall not be counted as Consolidated Funded Indebtedness), (iv) Attributable Indebtedness in respect of Capital Leases and (iv) all Guarantees with respect to outstanding Indebtedness of the types specified in clauses (i) through (iv) above of Persons other than the Parent Guarantor, the Borrower or any Restricted Subsidiary.
“Consolidated Interest Expense” means, with reference to any period, the interest expense (including interest expense attributable to Capital Lease Obligations that is treated as interest in accordance with GAAP) of the Parent Guarantor, the Borrower and the Restricted Subsidiaries calculated on a consolidated basis for such period with respect to all outstanding Indebtedness of the Parent Guarantor, the Borrower and the Restricted Subsidiaries allocable to such period in accordance with GAAP (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under interest rate Swap Contracts to the extent such net costs are allocable to such period in accordance with GAAP).
“Consolidated Net Income” means, at any date of determination, the net income (or loss) of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis for the most recently completed Measurement Period taken as a single accounting period determined in conformity with GAAP; provided that, Consolidated Net Income shall exclude, without duplication, (a) extraordinary gains and extraordinary non-cash losses for such Measurement Period, (b) the net income (to the extent positive) of any Restricted Subsidiary that is not a Loan Party during such Measurement Period to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such income is not permitted by operation of the terms of its Organization Documents or any agreement, instrument or Law applicable to such Restricted Subsidiary during such Measurement Period, except that the amount of dividends or distributions or other payments that are actually paid to the Parent Guarantor, the Borrower or a Restricted Subsidiary that is a Loan Party (or, if not a Loan Party, to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such income is not so prohibited) for such Measurement Period shall be included in determining Consolidated Net Income, (c) any income (or loss) for such Measurement Period of any Person if such Person is not a Restricted Subsidiary, except that the Parent Guarantor’s or Borrower’s equity in the net income of any such Person for such Measurement Period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such Measurement Period to the Parent Guarantor, the Borrower or a Restricted Subsidiary as a dividend or other distribution (and in the case of a dividend or other distribution to a Restricted Subsidiary, such Restricted Subsidiary is not precluded from further distributing such amount to the Parent Guarantor, the Borrower or a Restricted Subsidiary as described in clause (b) of this proviso), (d) any cancellation of debt income arising from any early extinguishment of Indebtedness, hedging agreements or other similar instruments, (e) the effects of purchase accounting adjustments (including the effects of such adjustments pushed down to the Parent Guarantor, the Borrower and the Restricted Subsidiaries) in component amounts required or permitted by GAAP resulting from the application of purchase accounting in relation to any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, (f) any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed, or discontinued operations (and facilities, plants or distribution centers that have been closed, or temporarily shut down or idled) (excluding held-for-sale discontinued operations until actually disposed of) and (g) any after-tax effect of gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions or abandonments other than in the ordinary course of business, as determined in good faith by the board of directors (or analogous governing body) of the Parent Guarantor, the Borrower or any Restricted Subsidiary.

“Consolidated Secured Debt” means, as of any date of determination, without duplication, the aggregate principal amount of Consolidated Funded Indebtedness outstanding on such date that is secured by a Lien on any asset or property of the Parent Guarantor, the Borrower or any Restricted Subsidiary (including purchase money Indebtedness and Attributable Indebtedness in respect of Capital Leases).

“Consolidated Total Assets” means, on any date of determination, the total assets of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, determined in accordance with GAAP as shown on the most recent consolidated balance sheet of the Parent Guarantor delivered pursuant to Section 5.01(a) or (b) on or prior to such date (or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (x) prior to the Funding Date, Section 4.01(d)(i) and (y) on and after the Funding Date, Section 4.01(d)(i) and (ii)) in each case after giving pro forma effect to acquisitions or dispositions of Persons, divisions or lines of business that had occurred on or after such balance sheet date and on or prior to such date of determination.
“Contractual Obligation” means, as to any Person, any provision of any security issued by such Person or of any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound.
“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. The terms “Controlling” and “Controlled” have meanings correlative thereto.
“Controlled Substances Laws” means Laws regulating the research, development, creation, investigation, testing, import, export, production, manufacturing, use, disposal, processing, transportation, handling, storage, possession, packaging, licensing, prescribing, dispensing, labeling, promotion, distribution, marketing, advertising, offer for sale, sale, and introduction or delivery for introduction into interstate commerce of any (i) controlled substance, (ii) hemp (as defined in 7 U.S.C. § 1639o(1) or any similar applicable foreign, federal, state or local Law), or (iii) any derivatives or extracts of items referenced in (i) or (ii), including the Controlled Substances Act, as amended, the U.S. Federal Food, Drug and Cosmetic Act (“FDCA”), as amended, the Laws of the U.S. Drug Enforcement Administration, the U.S. Food and Drug Administration (“FDA”), and similar foreign, federal, state, and local Governmental Authorities, and all similar applicable Laws and orders in each jurisdiction where the Borrower’s products containing controlled substances, hemp or any derivatives or extracts of controlled substances or hemp are offered for sale or sold.
“Controlled Substance Claim” means any action, suit, complaint, summons, citation, notice, letter of admonition, warning letter, untitled letter, directive, order, writ, injunction, seizure, decree, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication, from any Person or Governmental Authority relating to or arising out of or asserting, in writing, any alleged or actual violation of, non-compliance with, or liability under, any Controlled Substances Laws.
“Corresponding Tenor” with respect to any Available Tenor means, as applicable, either a tenor (including overnight) or an interest payment period having approximately the same length (disregarding Business Day adjustment) as such Available Tenor.
“Covenant Relief Period” means the period from and after the Second Amendment Effective Date to and including the earlier of (a) September 30, 2024 and (b) the day the Borrower has delivered a Financial Covenant Election to the Administrative Agent; provided that, to the extent the Borrower has delivered a Financial Covenant Election, all restrictions and requirements set forth herein with respect to the Covenant Relief Period shall continue in effect until the Borrower demonstrates compliance with Sections 6.11(a)(ii) and 6.11(b)(ii) on the last day of the period of four consecutive fiscal quarters of the Borrower in which the Borrower has delivered such Financial Covenant Election by delivering to the Lenders a Compliance Certificate of the Borrower demonstrating in reasonable detail such compliance with Sections 6.11(a)(ii) and 6.11(b)(ii) as of the last day of such period of four consecutive fiscal quarters.

“Covenant Transaction” has the meaning assigned to such term in Section 1.12(d).
“Covered Entity” means any of the following:
(i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b);
(ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or
(iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).
“Covered Party” has the meaning assigned to it in Section 9.19
“Credit Event” means a Borrowing, the issuance, amendment, renewal or extension of a Letter of Credit, an LC Disbursement or any of the foregoing.
“Credit Exposure” means, as to any Lender at any time, the sum of (a) such Lender’s Revolving Credit Exposure at such time, plus (b) an amount equal to the aggregate principal amount of its Term Loans outstanding at such time.
“Credit Party” means the Administrative Agent, each Issuing Bank or any other Lender.
“Daily Simple SOFR” means, for any day (a “SOFR Rate Day”), a rate per annum equal SOFR for the day that is five (5) U.S. Government Securities Business Day prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government

Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower.
“Debtor Relief Laws” means the Bankruptcy Code, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief Laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.
“Default” means any event or condition that constitutes an Event of Default or that, with the giving of any notice, the passage of time, or both, would be an Event of Default.
“Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable.
“Defaulting Lender” means any Lender that (a) has failed, within two (2) Business Days of the date required to be funded or paid, to (i) fund any portion of its Loans, (ii) fund any portion of its participations in Letters of Credit or (iii) pay over to any Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) has not been satisfied, (b) has notified the Borrower or any Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement (unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a Loan under this Agreement cannot be satisfied) or generally under other agreements in which it commits to extend credit, (c) has failed, within three (3) Business Days after request by a Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations as of the date of certification) to fund prospective Loans and participations in then outstanding Letters of Credit under this Agreement, provided that, such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon such Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (d) has become the subject of (i) a Bankruptcy Event or (ii) a Bail-In Action.
“Designated Non-Cash Consideration” means the non-cash consideration received by the Parent Guarantor, the Borrower or a Restricted Subsidiary in connection with a Disposition that is so designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Borrower, setting forth the fair market value thereof and the basis of such valuation.
“Discharge Date” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Disposition” or “Dispose” means the sale, transfer, license, lease or other disposition (including any Sale and Leaseback Transaction) of any property by any Person, including (x) any sale, assignment, transfer or other disposal, with or without recourse, of any notes or accounts receivable or any rights and claims associated therewith and (y) any issuance of Equity Interests by any Restricted Subsidiary of such Person (other than directors’ qualifying shares). Notwithstanding anything herein to the contrary, any issuance of Equity Interests by the Parent Guarantor shall not be a Disposition.
“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interest into which they are convertible or for which they are exchangeable) or upon the happening of any event or condition, (a) mature or are mandatorily redeemable (other than solely for Qualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), (b) are redeemable at the option of the holder thereof (other than solely for Qualified Equity Interests) (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments), in whole or in part, (c) provide for the mandatory scheduled payment of dividends in cash or (d) are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case prior to the date that is ninety one (91) days after the Latest Maturity Date in effect at the time of issuance of such Equity Interests; provided that, only the portion of Equity Interests which so mature or are mandatorily redeemable, are redeemable at the option of the holder thereof, provide for the mandatory scheduled payment of dividends or which are or become convertible as described above shall be deemed to be Disqualified Equity Interests; provided further, however, that that any Equity Interests that would not constitute Disqualified Equity Interests but for provisions thereof giving holders thereof (or the holders of any security into or for which such Equity Interests is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Equity Interests upon the occurrence of any change of control, any offering of Equity Interests or any Disposition occurring prior to the date that is ninety one (91) days after the Latest Maturity Date in effect at the time of issuance of such Equity Interests shall not constitute Disqualified Equity Interests if such Equity Interests provide that the issuer thereof will not redeem any such Equity Interests pursuant to such provisions prior to the repayment in full of the Loans and all other Obligations that are accrued and payable and the termination of the Commitments; and provided further, however, that notwithstanding the foregoing, (i) if such Equity Interests are issued pursuant to any plan for the benefit of directors, officers, employees, members of management, managers or consultants or by any such plan to such directors, officers, employees, members of management, managers or consultants, in each case in the ordinary course of business of the Parent Guarantor, the Borrower or any Restricted Subsidiary, such Equity Interests shall not constitute Disqualified Equity Interests solely because they may be required to be repurchased by the issuer thereof in order to satisfy applicable statutory or regulatory obligations, and (ii) no Equity Interests held by any future, present or former employee, director, officer, manager, member of management or consultant (or their respective Affiliates or Immediate Family Members) of the Parent Guarantor, the Borrower or any Restricted Subsidiary shall be considered Disqualified Equity Interests because such stock is redeemable or subject to repurchase pursuant to any management equity subscription agreement, stock option, stock appreciation right or other stock award agreement, stock ownership plan, put agreement, stockholder agreement or similar agreement that may be in effect from time to time.
“Disqualified Institution” means (a) Persons that are specifically identified by the Borrower to the Administrative Agent in writing prior to the Effective Date, (b) any Person that is reasonably determined by the Borrower after the Effective Date to be a competitor of the Parent Guarantor, the Borrower or the Subsidiaries and which is specifically identified in a written supplement to the list of “Disqualified Institutions”, which supplement shall become effective three (3) Business Days after delivery thereof to the Administrative Agent in accordance with Section 9.01 and (c) in the case of the foregoing clauses (a) and (b), any of such entities’ Affiliates to the extent such Affiliates (x) are clearly identifiable as Affiliates of such Persons based solely on the similarity of such Affiliates’ and such Persons’ names and (y) are not bona fide debt investment funds. It is understood and agreed that (i) any supplement to the list of Persons that are Disqualified Institutions contemplated by the foregoing clause (b) shall not apply retroactively to disqualify any Persons that have previously acquired an assignment or participation interest in the Loans (but solely with respect to such Loans), (ii) the Administrative Agent shall have no responsibility or liability to determine or monitor whether any Lender or potential Lender is a Disqualified Institution, (iii) the Borrower’s failure to deliver such list (or supplement thereto) in accordance with Section 9.01 shall render such list (or supplement) not received and not effective and (iv) “Disqualified Institution” shall exclude any Person that the Borrower has designated as no longer being a “Disqualified Institution” by written notice delivered to the Administrative Agent from time to time in accordance with Section 9.01.
“Documentation Agent” means Credit Suisse AG, New York Branch in its capacity as documentation agent for the credit facilities evidenced by this Agreement.
“Dollar Equivalent” means, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any other currency, the equivalent amount thereof in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate for the purchase of Dollars with such other currency.
“Dollars”, “dollars” or “$” refers to lawful money of the United States of America.
“Domestic Subsidiary” means a Restricted Subsidiary organized under the laws of a jurisdiction located in the United States of America.
“DQ List” has the meaning assigned to such term in Section 9.04(e)(iv).
“ECP” means an “eligible contract participant” as defined in Section 1(a)(18) of the Commodity Exchange Act or any regulations promulgated thereunder and the applicable rules issued by the Commodity Futures Trading Commission and/or the SEC.
“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.
“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.
“EEA Resolution Authority” means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Date” means the date on which the conditions precedent specified in Section 4.01 are satisfied (or waived in accordance with Section 9.02).
“Electronic Signature” means an electronic sound, symbol, or process attached to, or associated with, a contract or other record and adopted by a Person with the intent to sign, authenticate or accept such contract or record. “Environmental Claim” means any written notice, claim, demand, action, litigation, toxic tort, proceeding, demand, request for information, complaint, citation, summons, investigation, notice of non-compliance or violation, cause of action, consent order, consent decree, investigation, or other proceeding by any Governmental Authority or any other Person, arising out of, based on or pursuant to any Environmental Law or related in any way to any actual, alleged or threatened Environmental Liability.
“Environmental Laws” means any and all Federal, state, local, and foreign statutes, laws, regulations, ordinances, rules, judgments, orders, decrees, agreements or governmental restrictions relating to human health and safety (as it pertains to exposure to hazardous materials), pollution, the protection of the environment or the release of any materials into the environment, including those related to hazardous materials, substances or wastes and air emissions and water discharges.
“Environmental Liability” means any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), obligation, responsibility or cost directly or indirectly resulting from or based upon (a) any violation of, or liability under, any Environmental Law, (b) the generation, use, handling, transportation, storage, distribution, treatment or disposal of any Hazardous Materials, (c) exposure to any Hazardous Materials, (d) the release or threatened release of any Hazardous Materials into the environment, (e) natural resource damage or (f) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing.
“Environmental Permit” means any permit, approval, identification number, license or other authorization issued pursuant to or required under any Environmental Law.
“Equity Interests” means, with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination; provided that, any interests evidenced by instruments of Indebtedness convertible into or exchangeable for Equity Interests shall not be deemed to be Equity Interests unless and until such interests are so converted or exchanged.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the rules and regulations promulgated thereunder.
“ERISA Affiliate” means any trade or business (whether or not incorporated) that, together with any Loan Party, is treated as a single employer under Section 414(b) or (c) of the Code or Section 4001(a)(14) of ERISA (and Sections 414(m) and (o) of the Code for purposes of provisions relating to Section 412 of the Code).
“ERISA Event” means the occurrence of any of the following (a) a “Reportable Event” with respect to a Pension Plan; (b) the filing pursuant to Section 412(c) of the Code or Section 302(c) of ERISA of an application for a waiver of the minimum funding standard with respect to any Pension Plan; (c) the withdrawal of any Loan Party or any ERISA Affiliate from a Pension Plan subject to Section 4063 of ERISA during a plan year in which such entity was a substantial employer (as defined in Section 4001(a)(2) of ERISA) or a cessation of operations that is treated as such a withdrawal under Section 4062(e) of ERISA; (d) a complete or partial withdrawal by any Loan Party or any ERISA Affiliate from a Multiemployer Plan or notification concerning the imposition upon any Loan Party or any ERISA Affiliate of any liability with respect to such withdrawal, or a determination that a Multiemployer Plan is or is expected to be insolvent or in critical status within the meaning of Title IV of ERISA; (e) the filing of a notice of intent to terminate a Pension Plan, or the treatment of a Pension Plan amendment as a termination, under Section 4041 or 4041A of ERISA; (f) the institution by the PBGC of proceedings to terminate a Pension Plan; (g) any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan; (h) the determination that the adjusted funding target attainment percentage (as defined in Section 436(j)(2) of the Code) of any Pension Plan is both less than 80% and such Pension Plan is more than $20,000,000 underfunded on an adjusted funding target attainment percentage basis; (i) the imposition of any liability under Title IV of ERISA, other than for PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate; (j) the failure to satisfy the Pension Funding Rules with respect to any Pension Plan, whether or not waived; or (k) a Foreign Plan Event.
“EU Bail‑In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” has the meaning assigned to such term in Section 7.01.
“Evidence of Flood Insurance” has the meaning assigned to such term in Section 5.11(b)(vii).
“Excluded Accounts” means, collectively, deposit accounts, to the extent exclusively constituting (a) payroll and other employee wage and benefit accounts, (b) tax accounts, including sales tax accounts, (c) petty cash accounts funded in the ordinary course of business with a balance not exceeding $250,000 for all such accounts in the aggregate, (d) escrow, fiduciary or trust accounts, (e) designated disbursement accounts and (in the case of any Domestic Subsidiary) non-U.S. bank accounts , (f) deposit accounts (i) that are zero balance accounts or (ii) the balances of which are transferred automatically on a daily basis to deposit accounts that are not Excluded Accounts, (g) accounts holding cash collateral in escrow or in trust for the benefit of a third party in connection with a Permitted Lien and (h) the funds or other property held in or maintained in any such account identified in clauses (a) through (g).
“Excluded Assets” means:
(a) any fee-owned real property that is not a Material Real Estate Asset and all leasehold or subleasehold interests in real property;
(b) any motor vehicles, aircraft and other assets subject to certificates of title (other than to the extent the security interest in such certificates of title may be perfected by the filing of UCC financing statements or a financing statement on the register of security interests created under Part 8 of the Security Interests (Jersey) Law 2012) (the “SIR”);
(c) assets in respect of which pledges and security interests are prohibited by applicable U.S. law, rule or regulation or agreements with any United States Governmental Authority (other than to the extent that such prohibition would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law); provided that, immediately upon the ineffectiveness, lapse or termination of any such prohibitions, such assets shall automatically cease to constitute “Excluded Assets”;
(d) Equity Interests in any Person other than wholly-owned Subsidiaries to the extent not permitted by terms in such Person’s organizational or joint venture documents (unless any such restriction would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law);
(e) any lease, license or other agreement or any property subject to a purchase money security interest or similar arrangement, to the extent that a grant of a security interest therein would violate or invalidate such lease, license or agreement or purchase money arrangement or create a right of termination in favor of any other party thereto (other than a Loan Party) (other than (i) proceeds and receivables thereof, the assignment of which is expressly deemed effective under the UCC notwithstanding such prohibition, (ii) to the extent that any such term has been waived or (iii) to the extent any such term would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408, 9-409 or other applicable provisions of the UCC of any applicable jurisdiction or any other applicable law); provided that, immediately upon the ineffectiveness, lapse or termination of any such express term, such assets shall automatically cease to constitute “Excluded Assets”;
(f) Excluded Accounts;
(g) cash (other than Cash Collateral) to secure letter of credit reimbursement obligations (other than in respect of Letters of Credit) to the extent such secured letters of credit are issued or permitted, and such cash collateral is permitted, by this Agreement;
(h) any “intent-to-use” application for registration of a trademark filed pursuant to Section 1(b) of the Lanham Act, 15 U.S.C. § 1051, prior to the filing of a “Statement of Use” pursuant to Section 1(d) of the Lanham Act or an “Amendment to Allege Use” pursuant to Section 1(c) of the Lanham Act with respect thereto, to the extent, if any, that and solely during the period, if any, in which, the grant of a security interest therein would impair the validity or enforceability of any registration that issues from such intent‑to-use application under applicable federal law;
(i) [reserved];
(j) Equity Interests in any (w) Immaterial Subsidiary or Unrestricted Subsidiary, (x) not-for-profit Subsidiary, (y) Captive Insurance Subsidiary, or (z) Subsidiary if the granting of a security interest in such Equity Interests (i) is prohibited or restricted by any applicable Law or any Contractual Obligation (limited, in the case of a Contractual Obligation, to such Contractual Obligations in place on the Effective Date or (other than with respect to the Targets and their respective Subsidiaries as of the Funding Date) on the date such Restricted Subsidiary was acquired by the Parent Guarantor, the Borrower or any Restricted Subsidiary and that was not entered into in contemplation thereof) from providing a Guarantee of the Obligations, (ii) would require a governmental consent, approval, license or authorization (including any regulatory consent, approval, license or authorization) in order to provide such security interest (other than any such consent, approval, license or authorization that has been obtained),

(k) any assets to the extent a security interest in such assets would result in material adverse Tax consequences (as reasonably determined by the Borrower in consultation with the Administrative Agent); and
(l) Specified Assets.
provided that, “Excluded Assets” shall not include any proceeds, products, substitutions or replacements of Excluded Assets (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Assets).
“Excluded Subsidiary” means:
(a) any Unrestricted Subsidiary,
(b) any Immaterial Subsidiary,
(c) any Subsidiary that is not a wholly-owned Subsidiary (other than the Targets and their respective Subsidiaries as of the Funding Date and any other Subsidiary that is a Loan Party on either the Effective or the Funding Date),
(d) any not-for-profit Subsidiary,
(e) any Captive Insurance Subsidiary,
(f) any Subsidiary (i) that is prohibited or restricted by any applicable Law or any Contractual Obligation (limited, in the case of a Contractual Obligation, to such Contractual Obligations in place on the Effective Date or (other than with respect to the Targets and their respective Subsidiaries as of the Funding Date) on the date such Restricted Subsidiary was acquired by the Parent Guarantor, the Borrower or any Restricted Subsidiary and that was not entered into in contemplation thereof) from providing a Guarantee of the Obligations, (ii) that would require a governmental consent, approval, license or authorization (including any regulatory consent, approval, license or authorization) in order to provide a Guarantee of the Obligations (other than any such consent, approval, license or authorization that has been obtained) (iii) if the provision of a Guarantee of the Obligations by such Subsidiary would result in adverse tax consequences to the Borrower, as reasonably determined by the Borrower in consultation with the Administrative Agent or (iv) any Foreign Subsidiary excluded in accordance with the Agreed Security Principles,
(g) without limiting clause (f) above, any Restricted Subsidiary acquired by the Parent Guarantor, the Borrower or any Restricted Subsidiary after the Funding Date that, at the time of the relevant acquisition, is an obligor in respect of assumed Indebtedness that is permitted under this Agreement to the extent (and for so long as) the documentation governing the applicable assumed Indebtedness prohibits such Restricted Subsidiary from providing a Guarantee of the Obligations so long as such restriction was not incurred in contemplation of such acquisition, or
(h) any other Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent and the Borrower, the burden or cost of providing a Guarantee of the Obligations outweighs the benefits afforded thereby.
Notwithstanding the foregoing, in no event shall the Borrower be an “Excluded Subsidiary”.

“Excluded Swap Obligation” means, with respect to any Loan Party, any Specified Swap Obligation if, and to the extent that, all or a portion of the Guarantee of such Loan Party of, or the grant by such Loan Party of a security interest to secure, such Specified Swap Obligation (or any Guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Loan Party’s failure for any reason to constitute an ECP at the time the Guarantee of such Loan Party or the grant of such security interest becomes or would become effective with respect to such Specified Swap Obligation. If a Specified Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Specified Swap Obligation that is attributable to swaps for which such Guarantee or security interest is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any of the foregoing).
“Excluded Taxes” means any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, any U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan, Letter of Credit or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan, Letter of Credit or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.19(b)) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.17, amounts with respect to such Taxes were payable either to such Lender’s assignor immediately before such

Lender acquired the applicable interest in a Loan, Letter of Credit or Commitment or to such Lender immediately before it changed its lending office, (c) in the case of a Lender, any United Kingdom taxes required to be deducted or withheld from a payment of interest under any Loan Document (a “UK Tax Deduction”) if on the date on which the payment falls due: (i) the payment could have been made to the relevant Lender without a UK Tax Deduction if the Lender had been a UK Qualifying Lender, but on that date that Lender is not or has ceased to be a UK Qualifying Lender other than as a result of any change after the date it became a Lender under this Agreement in (or in the interpretation, administration, or application of) any law or Treaty, or any published practice or published concession of any relevant taxing authority; or (ii) the relevant Lender is a UK Qualifying Lender solely by virtue of clause (a)(ii) of the definition of “UK Qualifying Lender” and an officer of HMRC has given (and not revoked) a direction (a “UK Direction”) under section 931 of the UK Taxes Act which relates to the payment and that Lender has received from the Borrower a certified copy of that UK Direction and the payment could have been made to the Lender without any UK Tax Deduction if that UK Direction had not been made; or (iii) the relevant Lender is a UK Qualifying Lender solely by virtue of clause (a)(ii) of the definition of “UK Qualifying Lender” and that relevant Lender has not given a UK Tax Confirmation to the Borrower and the payment could have been made to the relevant Lender without a UK Tax Deduction if that Lender had given a UK Tax Confirmation to the Borrower, on the basis that the UK Tax Confirmation would have enabled the Borrower to have formed a reasonable belief that the payment was an “excepted payment” for the purpose of section 930 of the UK Taxes Act; or (iv) the relevant Lender is a UK Treaty Lender and the Borrower making the payment is able to demonstrate that the payment could have been made to the Lender without the UK Tax Deduction had that Lender complied with its obligations under Sections 2.17(f)(iii)(A), (B) and (C); (d) Taxes attributable to such Recipient’s failure to comply with Sections 2.17(f) and (e) any withholding Taxes imposed under FATCA.
“Existing Credit Agreement Refinancing” means the repayment in full of all principal, interest, fees and other amounts due or outstanding under the Existing Credit Agreements, the termination of all commitments under the Existing Credit Agreements and the termination and release of all guarantees and security in support of the Existing Credit Agreements.
“Existing Credit Agreements” means the Existing Milk Credit Agreement and the Existing Obagi Credit Agreement, collectively.
“Existing Milk Credit Agreement” means that certain Loan and Security Agreement, dated as of October 10, 2019, by and between Milk, as borrower, and Pacific Western Bank, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Funding Date.
“Existing Obagi Credit Agreement” means that certain Financing Agreement, dated as of March 16, 2021, by and among the Obagi Global Holdings Limited, as ultimate parent, Obagi Holdings Company Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, as parent, Obagi Cosmeceuticals LLC, a Delaware limited liability company, as borrower, the subsidiary guarantors party thereto, the lenders from time to time party thereto and TCW Asset Management Company LLC, as collateral agent and administrative agent, as the same may be amended, restated, amended and restated, supplemented or otherwise modified from time to time prior to the Funding Date.
“Extraordinary Receipt” means any cash received by or paid to any Person as a result of proceeds of insurance that results from a casualty or similar event (other than proceeds of business interruption insurance to the extent such proceeds constitute compensation for lost earnings) and condemnation awards (and payments in lieu thereof); provided that an Extraordinary Receipt shall not include cash receipts from proceeds of insurance or condemnation awards (or payments in lieu thereof) to the extent that such proceeds or awards are received by any Person in respect of any third party claim against, or liability of, such Person and applied to pay (or to reimburse such Person for its prior payment of) such claim or liability and the costs and expenses of such Person with respect thereto.
“Facility” means the Term Facility, a Revolving Facility, or an Incremental Facility, as the context may require.
“FATCA” means Sections 1471 through 1474 of the Code, as of the Effective Date (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.
“Federal Funds Effective Rate” means, for any day, the rate calculated by the NYFRB based on such day’s federal funds transactions by depositary institutions, as determined in such manner as shall be set forth on the NYFRB’s Website from time to time, and published on the next succeeding Business Day by the NYFRB as the effective federal funds rate; provided that, if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System of the United States of America.
“Fee Letters” means (i) that certain Arranger Fee Letter, dated as of June 24, 2022, by and among JPMorgan Chase Bank, N.A., Banco Santander, S.A. and Waldencast Acquisition Corp. and (ii) that certain Administrative Agent Fee Letter, dated as of June 24, 2022, between JPMorgan Chase Bank, N.A. and Waldencast Acquisition Corp.
“Financial Covenant Election” means an irrevocable election by the Borrower, by written notice to the Administrative Agent, to test the covenants set forth in Section 6.11(a) and Section 6.11(b) in accordance with Section 6.11(a)(ii) and Section 6.11(b)(ii), respectively, on the last day of the period of four consecutive fiscal quarters of the Borrower during which the Borrower has delivered such Financial Covenant Election and each period of four consecutive fiscal quarters of the Borrower ending thereafter. For the avoidance of doubt, the Borrower may only deliver a Financial Covenant Election once, on which date the Covenant Relief Period will terminate permanently as set forth in the definition of “Covenant Relief Period” for all purposes of this Agreement and the other Loan Documents.

“Financial Officer” means the chief financial officer, principal accounting officer, treasurer or controller (or, in the case of the Parent Guarantor, the sole manager of its general partner) of the Borrower or the Parent Guarantor (as the context may require).
“Financials” means the annual or quarterly financial statements, and accompanying certificates and other documents, of the Parent Guarantor, the Borrower and the Restricted Subsidiaries required to be delivered pursuant to Section 5.01(a) or 5.01(b).
“Fiscal Year” means the fiscal year of the Parent Guarantor, the Borrower and the Restricted Subsidiaries ending on December 31 of each calendar year.
“Fixed Amounts” has the meaning assigned to such term in Section 1.12(f).
“Flood Determination Form” has the meaning assigned to such term in Section 5.11(b).
“Flood Laws” means (i) the National Flood Insurance Act of 1968, (ii) the Flood Disaster Protection Act of 1973, (iii) the National Flood Insurance Reform Act of 1994, (iv) the Flood Insurance Reform Act of 2004 and (v) the Biggert –Waters Flood Insurance Reform Act of 2012, in each case, together with all regulations promulgated thereunder, as such statutes or regulations may be amended or modified from time to time.
“Floor” means the benchmark rate floor, if any, provided in this Agreement initially (as of the execution of this Agreement, the modification, amendment or renewal of this Agreement or otherwise) with respect to the Adjusted Term SOFR Rate or the Adjusted Daily Simple SOFR, as applicable. Notwithstanding anything herein to the contrary, the initial Floor for each of Adjusted Term SOFR Rate or the Adjusted Daily Simple SOFR shall be 0%.
“Foreign Lender” means, if the Borrower is a U.S. Person, a Lender that is not a U.S. Person.
“Foreign Perfection Requirements” means, with respect to any jurisdiction outside of the United States, the making or procuring of any registrations, filings, endorsements, or stampings, in each case as required by local Laws, notations in stock registries (or equivalent), notarisations, legalisation, notices and other actions and steps required by Law to be made in any such jurisdiction in order to perfect the security created or purported to be created pursuant to the Collateral Documents or in order to achieve the relevant priority for such Collateral.
“Foreign Plan” means each employee benefit plan, fund or arrangement (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA) or other similar program that is not subject to U.S. law and is maintained or contributed to (or required to be contributed to) by any Loan Party for the benefit of its employees working outside of the U.S.
“Foreign Plan Event” means with respect to any Foreign Plan, (a) the failure to make or, if applicable, accrue in accordance with normal accounting practices, any employer or employee contributions required by applicable law or by the terms of such Foreign Plan; (b) the failure to register or loss of good standing with applicable regulatory authorities of any such Foreign Plan required to be registered; or (c) the failure of any Foreign Plan to comply with any material provisions of applicable law and regulations or with the material terms of such Foreign Plan.
“Foreign Subsidiary” means any Restricted Subsidiary which is not a Domestic Subsidiary.
“Funding Date” means the date on which the conditions specified in Section 4.02 are satisfied (or waived in accordance with Section 9.02).
“Funding Date Acquisition Agreements” has the meaning assigned to such term in the recitals hereto.
“Funding Date Acquisitions” has the meaning assigned to such term in the recitals hereto.
“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Authority” means the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including the National Association of Insurance Commissioners and any supra-national bodies such as the European Union or the European Central Bank).
“GP Replacement Date” means the date on which the Replacement General Partner is appointed as the sole general partner of Parent Guarantor.
“Guarantee” means, as to any Person, without duplication, (a) any obligation, contingent or otherwise, of such Person guaranteeing or having the economic effect of guaranteeing any Indebtedness or other monetary obligation payable or performable by another Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other monetary obligation, (ii) to purchase or lease property, securities or services for the purpose of assuring the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance of such Indebtedness or other obligation, (iii) to maintain working capital, equity capital or any other financial statement condition or liquidity or level of income or cash flow of the primary obligor so as to enable the primary obligor to pay such Indebtedness or other monetary obligation, or (iv) entered into for the purpose of assuring in any other manner the obligee in respect of such Indebtedness or other monetary obligation of the payment or performance thereof or to protect such obligee against loss in respect thereof (in whole or in part), or (b) any Lien on any assets of such Person securing any Indebtedness or other monetary obligation of any other Person, whether or not such Indebtedness or other monetary obligation is assumed by such Person (or any right, contingent or otherwise, of any holder of such Indebtedness to obtain any such Lien); provided that, the term “Guarantee” shall not include endorsements for collection or deposit, in either case in the ordinary course of business, or customary and reasonable indemnity obligations in effect on the Effective Date entered into in connection with any acquisition or disposition of assets permitted under this Agreement (other than such obligations with respect to Indebtedness). The amount of any Guarantee shall be deemed to be an amount equal to the stated or determinable amount of the related primary obligation, or portion thereof, in respect of which such Guarantee is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof as determined by the guaranteeing Person in good faith. The term “Guarantee” as a verb has a corresponding meaning.
“Guarantee Agreement” means the Guarantee Agreement, to be dated as of the Funding Date, among the Guarantors party thereto and the Administrative Agent, substantially in the form attached hereto as Exhibit G.
“Guarantor” means, collectively, (a) the Parent Guarantor (b) each existing and future direct or indirect Subsidiary (other than any Excluded Subsidiary) and (c) the Borrower (other than with respect to its own obligations). The Guarantors that are expected to be existing on the Funding Date are listed on Schedule 3.01.
“Hazardous Materials” means all explosive or radioactive substances or wastes, contaminants, pollutants or any other hazardous or toxic substances, wastes or materials regulated under or defined in any Environmental Law, including petroleum, its derivatives or petroleum distillates, asbestos or asbestos-containing materials, polychlorinated biphenyls, radon gas, and infectious or medical wastes.
“Health Care Claim” means any action, suit, complaint, summons, citation, notice, warning letter, untitled letter, directive, order, writ, injunction, seizure, decree, claim, litigation, investigation, judicial or administrative proceeding, judgment, letter or other communication, from any Person or Governmental Authority relating to or arising out of or asserting, in writing, any alleged or actual violation of, non-compliance with, or liability under, any Health Care Law.
“Health Care Law” means (a) Laws regulating the research, development, investigation, testing, import, export, production, manufacturing, use, disposal, processing, transportation, handling, storage, packaging, licensing, prescribing, dispensing, labeling, promotion, distribution, marketing, advertising, offer for sale, sale, and introduction or delivery for introduction into interstate commerce of any product, including the FDCA, as amended, the Laws of the FDA, U.S. Federal Trade Commission, the U.S. Customs and Border Protection, state boards of pharmacy and health, and similar foreign, federal, state, and local Governmental Authorities, and all similar applicable Laws and orders in each jurisdiction where the Borrower’s products are offered for sale or sold; (b) all applicable Laws regulating patient referrals and payments to and interactions with health care professionals; and (c) all applicable privacy Laws.
“Health Care Liability” means all liabilities (contingent or otherwise), monetary obligations, losses (including monies paid in settlement), damages, costs and expenses (including all reasonable fees, costs, client charges and expenses of counsel, experts and consultants), fines, penalties, sanctions and interest arising directly as a result of, from or based upon (a) any Health Care Claim, or (b) any actual, alleged or threatened, in writing, violation of or non-compliance with any Health Care Law or Health Care Permit.

“Health Care Permit” means all necessary approvals, clearances, permits, licenses, registrations, listings or authorizations of any Governmental Authority, necessary for the research, development, investigation, testing, production, manufacture, disposal, processing, prescription, dispensing, reimbursement, handling, packaging, labeling, promotion, distribution, advertising, use, storage, import, export, transport, marketing, promotion, offer for sale, sale, introduction into interstate commerce, and delivery for introduction into interstate commerce of any product in a given country or regulatory jurisdiction.
“Hedge Bank” means any Person that, (a) at the time it enters into a Swap Contract permitted hereunder, is a Lender, the Administrative Agent or an Arranger or an Affiliate of a Lender, the Administrative Agent or an Arranger, in its capacity as a party to such Swap Contract or (b) in the case of any Swap Contract entered into prior to, and existing on, the Effective Date, any Person that is, on the Effective Date, a Lender, the Administrative Agent or an Arranger or Affiliate of a Lender, the Administrative Agent or an Arranger, in its capacity as a party to such Swap Contract.
“Historical Annual Financial Statements” means the Obagi Historical Annual Financial Statements, the Milk Historical Annual Financial Statements and the Waldencast Acquisition Corp. Annual Financial Statements.
“HMRC” means H.M. Revenue & Customs.
“Immaterial Subsidiary” means as of any date, any Restricted Subsidiary (other than the Borrower) that, (a) as of the last date of the most recent fiscal quarter of the Borrower for which financial statements have been delivered, accounts for less than 5.0% of the Consolidated Total Assets of the Parent Guarantor, the Borrower and the Restricted Subsidiaries and less than 5.0% of the Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis, in each case, as measured as of the last day of the most recent fiscal quarter of the Borrower for which financial statements have been delivered and (b) does not, directly or indirectly, hold Equity Interests in any Restricted Subsidiary that is not an Immaterial Subsidiary as of such date; provided that, if, as of the last date of the most recent fiscal quarter of the Borrower for which financial statements have been delivered, the aggregate amount of Consolidated Total Assets or net sales attributable to all Restricted Subsidiaries that are Immaterial Subsidiaries exceeds 10.0% of the Consolidated Total Assets of the Parent Guarantor, the Borrower and the Restricted Subsidiaries or 10.0% of the Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis, then a sufficient number of Restricted Subsidiaries shall be designated by the Borrower (or, in the event the Borrower has failed to do so within twenty (20) days, the Administrative Agent) to eliminate such excess, and such designated Restricted Subsidiaries shall no longer constitute Immaterial Subsidiaries under this Agreement.
“Immediate Family Member” means, with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, domestic partner, former domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships), any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals, such individual’s estate (or an executor or administrator acting on its behalf), heirs or legatees or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.
“Incremental Amendment” means an amendment to this Agreement that is reasonably satisfactory to the Administrative Agent (solely for purposes of giving effect to Section 2.20) and the Borrower executed by each of (a) the Borrower, (b) the Administrative Agent and (c) each Lender that agrees to provide all or any portion of the Incremental Facility being incurred pursuant thereto and in accordance with Section 2.20.
“Incremental Available Amount” means (x) $40,000,000 less the aggregate principal amount of Indebtedness incurred pursuant to Section 2.20 in reliance on this clause (x) plus (y) on and after the Funding Date, an unlimited amount so long as the pro forma Total Leverage Ratio would not exceed the Total Leverage Ratio as of the Funding Date, in each case as of the date on which the applicable Incremental Facilities become effective (assuming all Incremental Revolving Commitments are fully funded and without netting the cash proceeds of the applicable Incremental Facility), provided that, to the extent the proceeds of any Incremental Term Loans are intended to be applied to finance a Limited Condition Acquisition, pro forma compliance shall be tested in accordance with Section 1.12(c). At the option of the Borrower, to the extent permitted, Indebtedness incurred pursuant to Section 2.20 shall be deemed incurred first under clause (y) prior to being deemed incurred under clause (x).
“Incremental Commitments” means the Incremental Revolving Commitments and the Incremental Term Commitments.
“Incremental Facilities” has the meaning assigned to such term in Section 2.20.
“Incremental Lender” has the meaning assigned to such term in Section 2.20.
“Incremental Loans” has the meaning assigned to such term in Section 2.20.
“Incremental Revolving Commitment” has the meaning assigned to such term in Section 2.20.

“Incremental Revolving Facility” has the meaning assigned to such term in Section 2.20.
“Incremental Revolving Facility Lender” means, with respect to any Incremental Revolving Facility, each Revolving Lender providing any portion of such Incremental Revolving Facility.
“Incremental Revolving Loans” has the meaning assigned to such term in Section 2.20.
“Incremental Term Commitment” has the meaning assigned to such term in Section 2.20.
“Incremental Term Facility” has the meaning assigned to such term in Section 2.20.
“Incremental Term Loans” has the meaning assigned to such term in Section 2.20.
“Incurrence-Based Amounts” has the meaning assigned to such term in Section 1.12(f).
“Indebtedness” means, as to any Person at a particular time, without duplication, all of the following, whether or not included as indebtedness or liabilities in accordance with GAAP:
(a) all obligations of such Person for borrowed money and all obligations of such Person evidenced by bonds, debentures, notes, loan agreements or other similar instruments;
(b) the maximum amount (after giving effect to any prior drawings or reductions which may have been reimbursed) of all outstanding direct or contingent obligations of such Person arising under letters of credit (including standby and commercial), bankers’ acceptances, bank guaranties, surety bonds and similar instruments;
(c) net obligations of such Person under any Swap Contract;
(d) all obligations of such Person to pay the deferred purchase price of property or services (other than (i) trade accounts and accrued expenses payable in the ordinary course of business and not past due for more than sixty (60) days after the date on which such trade accounts are due and payable, (ii) accruals for payroll and other liabilities accrued in the ordinary course of business and (iii) earn-outs, hold-backs and other deferred payment of consideration in Permitted Acquisitions to the extent not required to be reflected as liabilities on the balance sheet of the Parent Guarantor, the Borrower and the Restricted Subsidiaries in accordance with GAAP and not past due for more than thirty (30) days);
(e) Indebtedness (excluding prepaid interest thereon) secured by a Lien on property owned or being purchased by such Person (including indebtedness arising under conditional sales or other title retention agreements), whether or not such indebtedness shall have been assumed by such Person or is limited in recourse; provided that, the amount of such Indebtedness shall be the lesser of (i) the fair market value of such property as determined by such Person in good faith on the applicable date of determination and (ii) the amount of such Indebtedness of other Persons;
(f) Capital Lease Obligations;
(g) all obligations of such Person in respect of Disqualified Equity Interests valued, in the case of a redeemable preferred interest that is a Disqualified Equity Interest, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; and
(h) to the extent not otherwise included above, all Guarantees of such Person in respect of any of the foregoing.
For all purposes hereof, the Indebtedness of any Person shall include the Indebtedness of any partnership or joint venture (other than a joint venture that is itself a corporation or limited liability company) in which such Person is a general partner or a joint venturer, unless such Indebtedness is expressly made non-recourse to such Person. The amount of any net obligation under any Swap Contract on any date shall be deemed to be the Swap Termination Value thereof as of such date. The amount of any Capital Lease as of any date shall be deemed to be the amount of Attributable Indebtedness in respect thereof as of such date.
“Indemnified Taxes” means (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a) hereof, Other Taxes.
“Indemnitee” has the meaning assigned to such term in Section 9.03(c).
“Ineligible Institution” has the meaning assigned to such term in Section 9.04(b).
“Information” has the meaning assigned to such term in Section 9.12
“Interest Coverage Ratio” means, with respect to any Measurement Period, the ratio of (a) Consolidated EBITDA for the Parent Guarantor, the Borrower and the Restricted Subsidiaries for such Measurement Period to (b) Consolidated Interest Expense of the Parent Guarantor, the Borrower and the Restricted Subsidiaries for such Measurement Period to the extent payable in cash.
“Interest Election Request” means a request by the Borrower to convert or continue a Borrowing in accordance with Section 2.08, which shall be substantially in the form attached hereto as Exhibit C‑2 or any other form approved by the Administrative Agent.
“Interest Payment Date” means (a) with respect to any ABR Loan, the last day of each March, June, September and December and the Maturity Date, (b) with respect to any RFR Loan (solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14), (1) each date that is on the numerically corresponding day in each calendar month that is one month after the Borrowing of such Loan (or if there is no such numerically corresponding day in such month, then the last day of such month) and (2) the Maturity Date and (c) with respect to any Term Benchmark Loan, the last day of each Interest Period applicable to the Borrowing of which such Loan is a part and, in the case of a Term Benchmark Borrowing with an Interest Period of more than three months’ duration, each day prior to the last day of such Interest Period that occurs at intervals of three months’ duration after the first day of such Interest Period, and the Maturity Date.
“Interest Period” means with respect to any Term Benchmark Borrowing, the period commencing on the date of such Borrowing and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter (in each case, subject to the availability for the Benchmark applicable to the relevant Loan or Commitment), as the Borrower may elect; provided that, (i) if any Interest Period would end on a day other than a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Business Day, (ii) any Interest Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Business Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to Section 2.14(e) shall be available for specification in such Borrowing Request or Interest Election Request. For purposes hereof, the date of a Borrowing initially shall be the date on which such Borrowing is made and thereafter shall be the effective date of the most recent conversion or continuation of such Borrowing.
“Investment” means, as to any Person, any direct or indirect acquisition or investment by such Person by means of (a) the purchase or other acquisition of Equity Interests or debt or other securities of another Person, (b) a loan, advance or capital contribution to, Guarantee or assumption of Indebtedness of, or purchase or other acquisition of any other Indebtedness or interest in, another Person or (c) the purchase or other acquisition (in one transaction or a series of transactions) of all or substantially all of the assets or business of, or a line of business, division or a separate operation of, another Person. For purposes of covenant compliance, the amount of any Investment shall be the amount actually invested, without adjustment for subsequent increases or decreases in the value of such Investment, less any cash repayments thereof, returns thereon (whether as a principal payment, distribution, dividend, redemption or sale but not in excess of the amount of the relevant initial Investment) and liabilities expressly assumed by another person in connection with the sale of such investment.
“IP Rights” has the meaning assigned to such term in Section 3.20.
“IRS” means the United States Internal Revenue Service.
“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).
“Issuing Bank” means, individually and collectively, each of JPMorgan Chase Bank, N.A., Wells Fargo Bank, National Association, Banco Santander, S.A. and any other Lender that agrees to act as an Issuing Bank, each in its capacity as the issuer of Letters of Credit hereunder, and its successors in such capacity as provided in Section 2.06(i). Each Issuing Bank may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Issuing Bank, in which case the term “Issuing Bank” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. Each reference herein to the “Issuing Bank” in connection with a Letter of Credit or other matter shall be deemed to be a reference to the relevant Issuing Bank with respect thereto, and, further, references herein to “the Issuing Bank” shall be deemed to refer to each of the Issuing Banks or the relevant Issuing Bank, as the context requires.
“Jersey Collateral Agreement” means each of:
(a) the Jersey law governed security interest agreement over all Jersey situs intangible movable assets of the Borrower entered into between the Borrower (as grantor) and the Administrative Agent (as secured party), substantially in the form attached hereto as Exhibit F-7 (the “Jersey Waldencast Finco Limited Security Interest Agreement”);
(b) the Jersey law governed security interest agreement over all Jersey situs intangible moveable assets of Obagi Holdco 2 Limited entered into between Obagi Holdco 2 Limited (as grantor) and the Administrative Agent (as secured party), substantially in the form attached hereto as Exhibit F-8 (the “Jersey Obagi Holdco 2 Limited Security Interest Agreement”); and
(c) the Jersey law governed security interest agreement over all Jersey situs intangible moveable assets of the Parent Guarantor entered into between the Parent Guarantor (as grantor) and the Administrative Agent (as secured party), substantially in the form attached hereto as Exhibit F-9 (the “Jersey Waldencast Partners LP Security Interest Agreement”).
“Jersey Obagi Holdco 2 Limited Security Interest Agreement” has the meaning assigned to such term in the definition of “Jersey Collateral Agreement”.

“Jersey Waldencast Finco Limited Security Interest Agreement” has the meaning assigned to such term in the definition of “Jersey Collateral Agreement”.
“Jersey Waldencast Partners LP Security Interest Agreement” has the meaning assigned to such term in the definition of “Jersey Collateral Agreement”.
“JPM” has the meaning assigned to such term in the preamble hereto.
“Junior Indebtedness” has the meaning assigned to such term in Section 6.14.
“Latest Maturity Date” means, at any date of determination, the latest Maturity Date applicable to any Loan or Commitment hereunder at such time, including the latest maturity date of any Incremental Term Loans, in each case as extended in accordance with this Agreement from time to time
“Laws” means, collectively, all international, foreign, Federal, state and local statutes, treaties, rules, guidelines, regulations, ordinances, codes and administrative or judicial precedents or authorities, including the interpretation or administration thereof by any Governmental Authority charged with the enforcement, interpretation or administration thereof, and all applicable administrative orders, directed duties, requests, licenses, authorizations and permits of, and agreements with, any Governmental Authority, in each case whether or not having the force of law
“LC Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Borrowing.
“LC Collateral Account” has the meaning assigned to such term in Section 2.06(j).
“LC Disbursement” means a payment made by any Issuing Bank pursuant to a Letter of Credit.
“LC Exposure” means, at any time, the sum of (a) the aggregate undrawn amount of all outstanding Letters of Credit at such time, plus (b) the aggregate amount of all LC Disbursements that have not yet been reimbursed by or on behalf of the Borrower at such time. The LC Exposure of any Revolving Lender at any time shall be its Applicable Percentage of the LC Exposure at such time. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Article 29(a) of the Uniform Customs and Practice for Documentary Credits, International Chamber of Commerce Publication No. 600 (or such later version thereof as may be in effect at the applicable time) or Rule 3.13 or Rule 3.14 of the International Standby Practices, International Chamber of Commerce Publication No. 590 (or such later version thereof as may be in effect at the applicable time) or similar terms of the Letter of Credit itself, or if compliant documents have been presented but not yet honored, such Letter of Credit shall be deemed to be “outstanding” and “undrawn” in the amount so remaining available to be paid, and the obligations of the Borrower and each Revolving Lender shall remain in full force and effect until the applicable Issuing Bank and the Revolving Lenders shall have no further obligations to make any payments or disbursements under any circumstances with respect to any Letter of Credit.
“LC Obligation” means, as at any date of determination, (i) the aggregate amount available to be drawn under all outstanding Letters of Credit plus (ii) the aggregate of all Unreimbursed Amounts, including all LC Borrowings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.10. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP in the case of a standby Letter of Credit and Uniform Customs, in the case of a commercial Letter of Credit, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.
“LCA Election” means the Borrower’s election to treat a specified Investment in the nature of an acquisition (including a Permitted Acquisition but excluding the Funding Date Acquisitions) as a Limited Condition Acquisition by giving written notice of such election to the Administrative Agent at any time prior to the closing of such Limited Condition Acquisition.
“LCA Test Date” has the meaning assigned to such term in Section 1.12(c).
“Lender Parent” means, with respect to any Lender, any Person as to which such Lender is, directly or indirectly, a subsidiary.
“Lender‑Related Person” has the meaning assigned to such term in Section 9.03(b).
“Lenders” means the Persons listed on Schedule 2.01A and any other Person that shall have become a Lender hereunder pursuant to Section 2.20 or pursuant to an Assignment and Assumption or otherwise, other than any such Person that ceases to be a party hereto pursuant to an Assignment and Assumption or otherwise. Unless the context otherwise requires, the term “Lenders” includes the Issuing Banks.
“Letter of Credit” means any letter of credit issued pursuant to this Agreement.
“Letter of Credit Agreement” has the meaning assigned to such term in Section 2.06(b).
“Letter of Credit Commitments” means, with respect to each Issuing Bank, the commitment of such Issuing Bank to issue Letters of Credit hereunder. The initial amount of each Issuing Bank’s Letter of Credit Commitment is set forth on Schedule 2.01B, or if an Issuing Bank has entered into an Assignment and Assumption or has otherwise assumed a Letter of Credit Commitment after the Effective Date, the amount set forth for such Issuing Bank as its Letter of Credit Commitment in the Register maintained by the Administrative Agent. The Letter of Credit Commitment of an Issuing Bank may be modified from time to time by agreement between such Issuing Bank and the Borrower, and notified to the Administrative Agent.
“Liabilities” means any losses, claims (including intraparty claims), demands, damages or liabilities of any kind.
“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), charge, or preference, priority or other security interest or preferential arrangement in the nature of a security interest of any kind or nature whatsoever (including any conditional sale or other title retention agreement, any easement, right of way or other encumbrance on title to real property, and any financing lease having substantially the same economic effect as any of the foregoing); provided that, in no event shall an operating lease be deemed to constitute a Lien.
“Limited Condition Acquisition” means any Permitted Acquisition or other Investment (other than the Funding Date Acquisitions) in the nature of an acquisition, by the Parent Guarantor, the Borrower or any Restricted Subsidiary whose consummation is not, by the terms of the applicable purchase, sale, joint venture, merger or any other definitive agreement with respect to such Permitted Acquisition or other Investment, conditioned on the availability of, or on obtaining, third party financing.
“Liquidity” means, as of any date of determination, the sum of (i) unused Revolving Commitments at such time, plus (ii) the aggregate amount of Unrestricted Cash as of such time. For purposes of determining Liquidity, Revolving Commitments shall be deemed to be used at any date of determination to the extent of the outstanding Revolving Loans and LC Exposure at such time.

“Loan Documents” means this Agreement, any Notes, any Letter of Credit applications, any Letter of Credit Agreement, the Collateral Documents, the Guarantee Agreement, the Fee Letters, each agreement creating or perfecting rights in Cash Collateral, any joinder agreement and any other agreement or instrument designated by any Loan Party and the Administrative Agent as a “Loan Document” by its terms.
“Loan Parties” means, collectively, the Parent Guarantor, the Borrower and the Guarantors.
“Loans” means the loans (including any Revolving Loans or Term Loans) made by the Lenders to the Borrower pursuant to this Agreement.
“Master Agreement” has the meaning assigned to such term in the definition of “Swap Contract”.
“Material Adverse Effect” means (a) a material adverse change in, or a material adverse effect upon, the results of operations, business, properties, liabilities (actual or contingent) or financial condition of the Parent Guarantor, the Borrower and the Restricted Subsidiaries taken as a whole; (b) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any Loan Document; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any Loan Document to which it is a party
“Material Real Estate Asset” means any fee-owned real property with a fair market value, as reasonably determined by the Borrower (acting in good faith), in excess of $5,000,000.
“Material Subsidiary” means any Subsidiary that is not an Immaterial Subsidiary.
“Maturity Date” means the date that is four years from the Funding Date; provided that, if such date is not a Business Day, the Maturity Date shall be the next preceding Business Day.
“Maximum Rate” has the meaning assigned to such term in Section 9.16.
“Maximum Total Leverage Ratio” has the meaning assigned to such term in Section 6.11(a)(ii).
“Measurement Period” means, (a) for any determination under this Agreement other than for purposes of calculating the ratios pursuant to Section 6.11, at any date of determination, the most recently completed four fiscal quarters of the Parent Guarantor for which financial statements are available and (b) for purposes of calculating the ratios pursuant to Section 6.11, at any date of determination, the most recently completed four fiscal quarters of the Parent Guarantor in respect of which Financials have been delivered or were required to be delivered to the Administrative Agent pursuant to Section 5.01(a) or (b), as applicable, for each fiscal quarter or fiscal year in such period (or, prior to the time any such statements are first required to be so delivered, the four fiscal quarters of the Borrower ending March 31, 2022).
“Milk” has the meaning assigned to such term in the recitals hereto.
“Milk Historical Annual Financial Statements” means audited consolidated balance sheets and statements of operations, and member’s equity and cash flows of Milk and its Subsidiaries (including all notes thereto) as of and for the years ended December 31, 2021, December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon.
“Milk Purchase Agreement” has the meaning assigned to such term in the recitals hereto.

“Milk Quarterly Financial Statements” means unaudited consolidated balance sheets and related consolidated statements of operations, and member’s equity and cash flows of Milk and its Subsidiaries (including all notes thereto) as of and for the quarter ended March 31, 2022.
“Minimum Liquidity Covenant” has the meaning assigned to such term in Section 6.11(c).

“MIRE Event” means, if there are any Mortgaged Properties at such time, any increase in the amount, extension of the maturity or renewal of any of the Commitments or Loans (other than (i) any conversion or continuation of any Borrowing from one Type into another Type, (ii) the making of any Revolving Loan or (iii) the issuance, renewal, extension or amendment of any Letter of Credit).
“MNPI” has the meaning assigned to such term in Section 5.02.
“Moody’s” means Moody’s Investors Service, Inc.
“Mortgage” has the meaning assigned to such term in Section 5.11(b).
“Mortgage Policies” has the meaning assigned to such term in Section 5.11(b).
“Mortgaged Property” means the Material Real Estate Assets listed on Schedule 5.11(b) and any real property which becomes subject to a Mortgage pursuant to Section 5.11(b).
“Multiemployer Plan” means an employee benefit plan defined in Section 4001(a)(3) of ERISA to which any Loan Party or any ERISA Affiliate makes or is obligated to make contributions, or during the preceding five plan years has made or been obligated to make contributions.
“Net Cash Proceeds” means with respect to any Disposition by the Parent Guarantor, the Borrower or any Restricted Subsidiary, or any Extraordinary Receipt received by or paid to or for the account of the Parent Guarantor, the Borrower or any Restricted Subsidiary, in each case, after the Funding Date, the excess, if any, of (i) the sum of cash and Cash Equivalents actually received in connection with such transaction (including any cash or Cash Equivalents received by way of deferred payment pursuant to, or by monetization of, a note receivable or otherwise, but only as and when so received) over (ii) the sum of (A) the principal amount of any Indebtedness that is secured by the applicable asset and that is required to be repaid in connection with such transaction (other than Indebtedness under the Loan Documents or Indebtedness that is secured by a Lien that ranks pari passu with or junior to the Liens securing the Obligations), (B) the selling costs and out-of-pocket expenses incurred (or reasonably expected to be incurred) by the Parent Guarantor, the Borrower or such Restricted Subsidiary in connection with such transaction, (C) taxes reasonably estimated to be actually payable within two years of the date of the relevant transaction, including any taxes payable as a result of any gain recognized in connection therewith; provided that, if the amount of any estimated taxes pursuant to subclause (C) exceeds the amount of taxes actually required to be paid in cash in respect of such Disposition, the aggregate amount of such excess shall be a reduction of the Taxes previously taken into account under subclause (C) for purposes of redetermining Net Cash Proceeds, (D) any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP and (E) cash escrows (until released from escrow to the Parent Guarantor, the Borrower or any Restricted Subsidiary) from the sale price for such Disposition.
“Net Equity Proceeds” means, as at any date of determination, without duplication, an amount equal to any cash proceeds from a capital contribution to, or any cash proceeds from the issuance by the Parent Guarantor after the Funding Date of any Qualified Equity Interests of the Parent Guarantor (other than pursuant to any employee stock or stock option compensation plan or pursuant to any issuance permitted by Section 6.02(k) or 6.06(c)), in each case, after the Funding Date, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements), minus any portion of such amount used by the Parent Guarantor, the Borrower and the Restricted Subsidiaries on or prior to such date of determination to make (1) Investments pursuant to Section 6.02(c)(iv)(C)(3), (2) Investments pursuant to Section 6.02(o)(3), (3) Restricted Payments pursuant to Section 6.06(e)(3) or Section 6.06(f) or (4) payments of Junior Indebtedness pursuant to Section 6.14(c)(3). Notwithstanding anything to the contrary set forth herein, no assets or property held by Waldencast Acquisition Corp. or any subsidiary thereof on the Funding Date (including any assets held in the Trust Account, any proceeds from the PIPE Investment, or any proceeds from the Forward Purchase Amount (each as defined in the Funding Date Acquisition Agreements)) and contributed to the Parent Guarantor or any Subsidiary after the Funding Date (or any other capital contributions or proceeds of issuances by the Parent Guarantor after the Funding Date as part of the Transactions) shall contribute to Net Equity Proceeds. Notwithstanding the foregoing, only such net proceeds (as calculated pursuant to the foregoing definition) in excess of $50,000,000 of the Second Amendment Equity Contribution shall constitute Net Equity Proceeds.

“New Lender Date” has the meaning assigned to such term in the definition of “UK DTTP Filing”.

“NFIP” has the meaning assigned to such term in Section 5.11(b).
“Non‑Consenting Lender” has the meaning assigned to such term in Section 9.02(e).
“Non-Recourse Debt” means Indebtedness:
(a) as to which neither the Parent Guarantor, the Borrower nor any Restricted Subsidiary (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable as a guarantor or otherwise;
(b) default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would not permit upon notice, lapse of time or both any holder of any other Indebtedness (other than the Obligations) of the Parent Guarantor, the Borrower or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and
(c) as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Parent Guarantor, the Borrower or any Restricted Subsidiary.
“Notes” has the meaning assigned to such term in Section 2.10(e).
“NYFRB” means the Federal Reserve Bank of New York.
“NYFRB Rate” means, for any day, the greater of (a) the Federal Funds Effective Rate in effect on such day and (b) the Overnight Bank Funding Rate in effect on such day (or for any day that is not a Business Day, for the immediately preceding Business Day); provided that, if none of such rates are published for any day that is a Business Day, the term “NYFRB Rate” means the rate for a federal funds transaction quoted at 11:00 a.m., New York City time, on such day received by the Administrative Agent from a federal funds broker of recognized standing selected by it; provided further that, if any of the aforesaid rates as so determined would be less than zero, such rate shall be deemed to be zero for purposes of this Agreement.
“NYFRB’s Website” means the website of the NYFRB at http://www.newyorkfed.org, or any successor source.
“Obagi” has the meaning assigned to such term in the recitals hereto.
“Obagi Historical Annual Financial Statements” means audited consolidated balance sheets and related statements of operations and comprehensive loss, and changes in shareholders’ equity and cash flows of Obagi and its Subsidiaries (including all notes thereto) as of and for the year ending December 31, 2021, December 31, 2020 and December 31, 2019, together with the auditor’s reports thereon.
“Obagi Merger Agreement” has the meaning assigned to such term in the recitals hereto.
“Obagi Quarterly Financial Statements” means unaudited consolidated balance sheets and related statements of operations and comprehensive loss, and changes in shareholders’ equity and cash flows of the Obagi and its Subsidiaries (including all notes thereto) as of and for the quarter ended March 31, 2022.
“Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, any Loan Party arising under any Loan Document or otherwise with respect to any Loan, Letter of Credit, Secured Cash Management Agreement or Secured Hedge Agreement, in each case, whether direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against any Loan Party or any Affiliate thereof of any proceeding under any Debtor Relief Laws naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.
“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.
“Organization Documents” means, (a) with respect to any corporation, the certificate or articles of incorporation and the bylaws (or equivalent or comparable constitutive documents with respect to any non-U.S. jurisdiction); (b) with respect to any limited liability company, the certificate or articles of formation or organization and operating agreement or limited liability company agreement; and (c) with respect to any partnership, joint venture, trust or other form of business entity, the partnership, joint venture or other applicable agreement of formation or organization and any agreement, instrument, filing or notice with respect thereto filed in connection with its formation or organization with the applicable Governmental Authority in the jurisdiction of its incorporation, association, organization, formation or registration and, if applicable, any certificate or articles of formation or organization of such entity.
“Original Jurisdiction” means, in relation to each of the Parent Guarantor, the other Guarantors and the Borrower, the jurisdiction under whose laws the Parent Guarantor, each other Guarantor and the Borrower (as relevant) is incorporated as at the date of this Agreement.
“Other Connection Taxes” means, with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan, Letter of Credit or Loan Document).

“Other Taxes” means all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed with respect to an assignment.
“Outstanding LC Amount” has the meaning assigned to such term in Section 2.06(b).
“Overnight Bank Funding Rate” means, for any day, the rate comprised of both overnight federal funds and overnight eurodollar transactions denominated in Dollars by U.S.‑managed banking offices of depository institutions (as such composite rate shall be determined by the NYFRB as set forth on the NYFRB’s Website from time to time) and published on the next succeeding Business Day by the NYFRB as an overnight bank funding rate.
“Parent Guarantor General Partner” means the sole general partner of Waldencast Partners LP which shall be: (a) prior to the GP Replacement Date, Obagi HoldCo 1 Limited, a Jersey company incorporated with limited liability; and (b) on and after the GP Replacement Date, the Replacement General Partner (or its lawful assignee, transferee or successor).
“Participant” has the meaning assigned to such term in Section 9.04(c).
“Participant Register” has the meaning assigned to such term in Section 9.04(c).
“Patriot Act” means the USA PATRIOT Act of 2001.
“Payment” has the meaning assigned to such term in Section 8.06(c).
“Payment Notice” has the meaning assigned to such term in Section 8.06(c).
“PBGC” means the Pension Benefit Guaranty Corporation.
“Pension Act” means the Pension Protection Act of 2006.
“Pension Funding Rules” means the rules of the Code and ERISA regarding minimum required contributions (including any installment payment thereof) to Pension Plans and set forth in Sections 412, 430, 431, 432 and 436 of the Code and Sections 302, 303, 304 and 305 of ERISA.
“Pension Plan” means any employee pension benefit plan (excluding Multiemployer Plans) that is maintained or is contributed to (or required to be contributed to) by any Loan Party or any ERISA Affiliate or during the preceding five plan years was required to be contributed to by any Loan Party or any ERISA Affiliate and is either covered by Title IV of ERISA or is subject to the Pension Funding Rules.
“Permitted Acquisition” means any acquisition (other than the Funding Date Acquisitions) by the Parent Guarantor, the Borrower or any Restricted Subsidiary in the form of acquisitions of (i) at least 50% of the Equity Interests in or (ii) all or substantially all of the assets, business or a line of business, division or a separate operation (whether by the acquisition of Equity Interests, assets or any combination thereof) of, any other Person, if:
(a) the acquired entity, assets or operations shall be in the Permitted Business;
(b) the aggregate amount of acquisitions made by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in Persons that do not become Loan Parties as a result of any such acquisition and all other Permitted Acquisitions closed after the Effective Date shall not exceed the greater of (i) $12,000,000 and (ii) 30% of the Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii), after giving effect to all acquisitions whether closed prior to, on or after the Effective Date, but prior to giving effect to the proposed acquisition; and
(c) no Event of Default shall have occurred and be continuing~~.~~;
provided that, during the Covenant Relief Period, there shall be no Permitted Acquisition of any Person that does not become a Loan Party under this Agreement and the other Loan Documents.

“Permitted Business” means the lines of business in which the Parent Guarantor, the Borrower and the Restricted Subsidiaries, and the Targets and their respective Subsidiaries, are engaged on the Effective Date or a line of business reasonably related, complementary, synergistic or ancillary thereto or reasonable extensions thereof.
“Permitted Liens” means any Liens permitted under Section 6.01.
“Permitted Prior Liens” has the meaning assigned to such term in Section 3.22.
“Permitted Refinancing Indebtedness” means any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancings thereof constituting Permitted Refinancing Indebtedness) (and, in the case of revolving Indebtedness being Refinanced, to effect a corresponding reduction in the commitments with respect to such revolving Indebtedness being Refinanced); provided that, with respect to any Indebtedness being Refinanced: (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium (including tender premiums) thereon and underwriting discounts, defeasance costs, fees, commissions and expenses, plus an amount equal to any existing commitment unutilized thereunder (the “Refinancing Excess Amounts”)), (b) except with respect to Section 6.03(e), such Permitted Refinancing Indebtedness (x) has a final maturity date equal to or later than the earlier of (i) the final maturity date of the Indebtedness being Refinanced and (ii) the Latest Maturity Date then in effect and (y) has a Weighted Average Life to Maturity greater than or equal to the shorter of (i) the remaining Weighted Average Life to Maturity of the Indebtedness being Refinanced and (ii) the remaining Weighted Average Life to Maturity of each Facility hereunder, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations under this Agreement, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms in the aggregate not materially less favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced (as determined by the Borrower in good faith), (d) if the Indebtedness being Refinanced was unsecured, such Permitted Refinancing Indebtedness shall also be unsecured (unless such Permitted Refinancing Indebtedness could otherwise be secured pursuant to Section 6.01), (e) no Permitted Refinancing Indebtedness shall have obligors that are not (or would not have been) obligated with respect to the Indebtedness being Refinanced (except that a Loan Party may be added as an additional obligor if such Loan Party would have otherwise been permitted to incur or Guarantee such Indebtedness pursuant to Section 6.03) and (f) if the Indebtedness being Refinanced is secured, (x) such Permitted Refinancing Indebtedness may be secured (including by any Collateral pursuant to after-acquired property clauses to the extent any such Collateral secured (or would have secured) the Indebtedness being Refinanced) to the extent permitted by Section 6.01 and (y) the holders of such Permitted Refinancing Indebtedness or a representative thereof shall be or become a party to an intercreditor agreement reasonably satisfactory to the Administrative Agent (if such Indebtedness is secured by any or all of the Collateral).

“Permitted Tax Distributions” means, for any taxable period in which the Parent Guarantor is treated as a partnership or disregarded entity for U.S. federal income tax purposes, distributions by the Parent Guarantor to any direct or indirect beneficial owners of the Parent Guarantor in an amount reasonably determined by the Parent Guarantor not to exceed in any such taxable period the product of (a) the highest combined U.S. federal, state, and non-U.S. individual or corporate marginal tax rate (whichever is higher) pertaining to the type of income being taxed that is applicable to any partner of the Parent Guarantor and (b) the estimated aggregate combined U.S. federal, state, local and non-U.S. taxable income and gain allocated to the partners or other beneficial owners of the Parent Guarantor, directly or indirectly, by the Parent Guarantor for the relevant taxable period (including any section 704(c) amounts), reduced by any net losses, deductions and credits allocated to such persons, directly or indirectly, by the Parent Guarantor in prior taxable periods to the extent such items have not been previously taken into account in calculating Permitted Tax Distributions and are expected to be of a character that would permit such loss, deduction or credit to be deductible against income in the current taxable period, and calculated by disregarding the effect of any special basis adjustments under Code section 743 (assuming also that each such beneficial owner elects to carry forward such items and that such beneficial owner’s only income, gain, deductions, losses and similar items are those allocated to such beneficial owner by the Parent Guarantor for purposes of such carry forward).
“Person” means any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity.
“Plan Asset Regulations” means 29 CFR § 2510.3‑101 et seq., as modified by Section 3(42) of ERISA, as amended from time to time.
“Platform” has the meaning assigned to such term in Section 5.02.
“Prepayment Event” means:
(a) any Disposition (including pursuant to a Sale and Leaseback Transaction) of any property or asset of the Parent Guarantor, the Borrower or any Restricted Subsidiary made pursuant to Section 6.05(j) or 6.05(k), which results in the realization by such Person of Net Cash Proceeds in excess of an aggregate amount of $5,000,000 per Fiscal Year; or
(b) the receipt by the Parent Guarantor, the Borrower or any Restricted Subsidiary of any Extraordinary Receipt, which results in the receipt by such Person of Net Cash Proceeds in excess of an aggregate amount of $5,000,000 per Fiscal Year; or
(c) the incurrence by the Parent Guarantor, the Borrower or any Restricted Subsidiary of any Indebtedness (other than Loans), other than Indebtedness permitted under Section 6.03 or permitted by the Required Lenders pursuant to Section 9.02.
“Prime Rate” means the rate of interest last quoted by The Wall Street Journal as the “Prime Rate” in the U.S. or, if The Wall Street Journal ceases to quote such rate, the highest per annum interest rate published by the Federal Reserve Board in Federal Reserve Statistical Release H.15 (519) (Selected Interest Rates) as the “bank prime loan” rate or, if such rate is no longer quoted therein, any similar rate quoted therein (as determined by the

Administrative Agent) or any similar release by the Federal Reserve Board (as determined by the Administrative Agent). Each change in the Prime Rate shall be effective from and including the date such change is publicly announced or quoted as being effective.
“Proceeding” means any claim, litigation, investigation, action, suit, arbitration or administrative, judicial or regulatory action or proceeding in any jurisdiction.
“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.
“Public Lender” has the meaning assigned to such term in Section 5.02.
“QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D).
“QFC Credit Support” has the meaning assigned to it in Section 9.19.
“Qualified Acquisition” means any Permitted Acquisition or other permitted Investment that involves the payment of consideration by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in excess of $15,000,000.
“Qualified Acquisition Election” has the meaning assigned to such term in Section 6.11(a)(ii).
“Qualified Equity Interests” means any Equity Interests that are not Disqualified Equity Interests.
“Ratio Calculation Date” has the meaning assigned to such term in Section 1.12(b)(i).
“Recipient” means (a) the Administrative Agent, (b) any Lender and (c) any Issuing Bank, as applicable, in each case including an assignee or a Participant.
“Reference Time” with respect to any setting of the then-current Benchmark means (1) if such Benchmark is the Term SOFR Rate, 5:00 a.m. (Chicago time) on the day that is two (2) Business Days preceding the date of such setting, (2) if such Benchmark is Daily Simple SOFR (solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14), then four (4) Business Days prior to such setting or (3) if such Benchmark is none of the Term SOFR Rate or Daily Simple SOFR, the time determined by the Administrative Agent in its reasonable discretion.
“Refinance” has the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness,” “Refinancing” and “Refinanced” shall have a meaning correlative thereto.
“Refinancing Excess Amounts” has the meaning assigned to such term in the definition of the term “Permitted Refinancing Indebtedness.”
“Register” has the meaning assigned to such term in Section 9.04(b).
“Register of Mortgages and Charges” has the meaning assigned to such term in Section 8.10(a)(i)(x).
“Regulation U” means Regulation U of the Federal Reserve Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof.
“Related Parties” means, with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, controlling persons, advisors and other representatives of such Person and of such Person’s Affiliates.
“Relevant Governmental Body” means, the Federal Reserve Board and/or the NYFRB, the CME Term SOFR Administrator, as applicable, or a committee officially endorsed or convened by the Federal Reserve Board and/or the NYFRB or, in each case, any successor thereto.
“Relevant Party” has the meaning assigned to such term in Section 2.17(h)(ii).
“Relevant Rate” means (i) with respect to any Term Benchmark Borrowing, the Adjusted Term SOFR Rate or (ii) with respect to any RFR Borrowing (solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14), the Adjusted Daily Simple SOFR, as applicable.
“Replacement General Partner” means, in respect of the Parent Guarantor, Waldencast Cayman LLC, a limited liability company incorporated under the laws of the Cayman Islands with registration number 5126 whose registered office is at c/o Maples Corporate Services Limited, P. O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.
“Reportable Event” means any of the events set forth in Section 4043(c) of ERISA, other than events for which the 30 day notice period has been waived.
“Required Lenders” means Lenders having Credit Exposures, Unfunded Revolving Commitments and Term Loan Commitments representing more than 50% of the sum of the total Credit Exposures plus Unfunded Revolving Commitments plus Term Loan Commitments at such time; provided that, for the purpose of determining the Required Lenders needed for any waiver, amendment, modification or consent of or under this Agreement or any other Loan Document, any Lender that is a Defaulting Lender shall be disregarded, together with its Credit Exposures, Unfunded Revolving Commitments and Term Loan Commitments.
“Required Revolving Lenders” means Revolving Lenders having Revolving Credit Exposures and Unfunded Revolving Commitments representing more than 50% of the sum of the Total Revolving Credit Exposure and Unfunded Revolving Commitments at such time; provided that, for the purpose of determining the Required Revolving Lenders needed for any waiver, amendment, modification or consent of or under this Agreement or any other Loan Document, any Revolving Lender that is a Defaulting Lender shall be disregarded, together with its Credit Exposures and Unfunded Revolving Commitments.
“Resolution Authority” means an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority.
“Responsible Officer” means the chief executive officer, president, director, chief financial officer, director of corporate finance, treasurer, assistant treasurer or controller (or, in the case of the Parent Guarantor, the sole manager of its general partner) of a Loan Party, and including solely for purposes of Section 4.01, the secretary or assistant secretary of a Loan Party. Any document delivered hereunder that is signed by a Responsible Officer of a Loan Party shall be conclusively presumed to have been authorized by all necessary corporate, partnership and/or other action on the part of such Loan Party and such Responsible Officer shall be conclusively presumed to have acted on behalf of such Loan Party.
“Restricted Payment” means any dividend or other distribution (whether in cash, securities or other property) with respect to any capital stock or other Equity Interest of any Person or any of its Subsidiaries, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, defeasance, acquisition, cancellation or termination of any such capital stock or other Equity Interest, or on account of any return of capital to any Person’s equity holders, partners or members (or the equivalent of any thereof) or any option, warrant or other right to acquire any such dividend or other distribution or payment.
“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.
“Revolving Commitment” means, with respect to each Lender, the amount set forth on Schedule 2.01A opposite such Lender’s name under the heading “Revolving Commitment”, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9‑102(a)(70) of the New York Uniform Commercial Code) contemplated hereby pursuant to which such Lender shall have assumed its Revolving Commitment, as applicable, and giving effect to (a) any reduction in such amount from time to time pursuant to Section 2.09, (b) any increase from time to time pursuant to Section 2.20 and (c) any reduction or increase in such amount from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04; provided that, at no time shall the Revolving Credit Exposure of any Lender exceed its Revolving Commitment. The initial aggregate amount of the Revolving Commitments on the Effective Date is $50,000,000.
“Revolving Credit Exposure” means, with respect to any Lender at any time, the sum of the outstanding principal amount of such Lender’s Revolving Loans and its LC Exposure at such time.
“Revolving Facility” means, at any time, the aggregate amount of the Revolving Lenders’ Revolving Commitments at such time and Credit Events thereunder.
“Revolving Lender” means, as of any date of determination, each Lender that has a Revolving Commitment or, if the Revolving Commitments have terminated or expired, a Lender with Revolving Credit Exposure.
“Revolving Loan” means a Loan made by a Revolving Lender pursuant to Section 2.01(a).
“RFR Borrowing” means, as to any Borrowing, the RFR Loans comprising such Borrowing.
“RFR Loan” means a Loan that bears interest at a rate based on the Adjusted Daily Simple SOFR.
“S&P” means Standard & Poor’s Rating Services, a Standard & Poor’s Financial Services LLC business.
“Sale and Leaseback Transaction” means any sale or other transfer of any property or asset by any Person with the intent to lease such property or asset as lessee.
“Sanctioned Country” means, at any time, a country, territory, or region that is the subject of Sanctions (at the time of this Agreement, the so - called Donetsk People’s Republic, the so- called Luhansk People’s Republic, and the Crimea regions of Ukraine, and Cuba, Iran, North Korea and Syria).
“Sanctioned Person” means (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or the Government of Canada or any other relevant sanctions authority with jurisdiction over any party to this Agreement, (b) any Person located, organized or ordinarily resident in a Sanctioned Country or (c) any Person 50% or more owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b).
“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury of the United Kingdom or the Government of Canada or any other relevant sanctions authority with jurisdiction over any party to this Agreement.
“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.
“Second Amendment” means the Second Amendment and Waiver to this Agreement, dated as of September 15, 2023, among the Parent Guarantor, the Borrower, the Lenders party thereto and the Administrative Agent.

“Second Amendment Effective Date” has the meaning assigned to such term in the Second Amendment.

“Second Amendment Equity Contribution” has the meaning assigned to such term in the Second Amendment.

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Loan Party and any Cash Management Bank.
“Secured Cash Management Obligations” means any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Secured Cash Management Agreements.
“Secured Hedge Agreement” means any interest rate, currency or commodity Swap Contract permitted under this Agreement that is entered into by and between a Loan Party and any Hedge Bank.
“Secured Hedging Obligations” means any and all obligations of the Loan Parties, whether absolute or contingent and howsoever and whensoever created, arising, evidenced or acquired (including all renewals, extensions and modifications thereof and substitutions therefor) in connection with Secured Hedge Agreements. “Secured Parties” means, collectively, the Administrative Agent, the Lenders, the Issuing Banks, with respect to any Secured Cash Management Agreement, the Cash Management Banks, with respect to any Secured Hedge Agreement, the Hedge Banks, each co-agent or sub-agent appointed by the Administrative Agent from time to time pursuant to Section 9.04, and the other Persons the Obligations owing to which are or are purported to be secured by the Collateral under the terms of the Collateral Documents.
“SIR” has the meaning assigned to such term in the definition of “Excluded Assets”.
“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.
“SOFR Administrator” means the NYFRB (or a successor administrator of the secured overnight financing rate).
“SOFR Administrator’s Website” means the NYFRB’s Website, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time.
“SOFR Rate Day” has the meaning assigned to such term in the definition of “Daily Simple SOFR”.
“Solvency Certificate” means a certificate substantially in the form attached hereto as Exhibit H.
“Solvent” means, with respect to the Parent Guarantor, the Borrower and the Subsidiaries on any date of determination, that on such date (a) the sum of the liabilities of the Parent Guarantor, the Borrower and the Subsidiaries, taken as a whole, does not exceed either the present fair saleable value or fair value of the assets of the Parent Guarantor, the Borrower and the Subsidiaries, taken as a whole; (b) the capital of the Parent Guarantor, the Borrower and the Subsidiaries, taken as a whole, is not unreasonably small in relation to the business of the Parent Guarantor, the Borrower and the Subsidiaries, taken as a whole, contemplated through the maturity of the credit facilities evidenced by this Agreement, and (c) the Parent Guarantor, the Borrower and the Subsidiaries, taken as a whole, do not intend to incur, or believe that they will incur, debts including current obligations beyond their ability to pay such debts as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).
“Specified Acquisition Agreement Representations” means the representations and warranties made by, or with respect to, each Target and its Subsidiaries in its respective Funding Date Acquisition Agreement as are material to the interests of the Lenders, but only to the extent that the Borrower (or its Affiliates) has the right to terminate its (or their) obligations under such Funding Date Acquisition Agreement or to decline to consummate the applicable Funding Date Acquisition (in accordance with the terms thereof) as a result of a breach of such representations and warranties in such Funding Date Acquisition Agreement.
“Specified Ancillary Obligations” means all obligations and liabilities (including interest and fees accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding, regardless of whether allowed or allowable in such proceeding) of the Parent Guarantor or any of the Subsidiaries, existing on the Effective Date or arising thereafter, direct or indirect, joint or several, absolute or contingent, matured or unmatured, liquidated or unliquidated, secured or unsecured, arising by contract, operation of law or otherwise, to the Lenders or any of their Affiliates under any Secured Hedge Agreement or any Secured Cash Management Agreement; provided that, the definition of “Specified Ancillary Obligations” shall not create or include any guarantee by any Loan Party of (or grant of security interest by any Loan Party to support, as applicable) any Excluded Swap Obligations of such Loan Party for purposes of determining any obligations of any Loan Party.
“Specified Assets” means, collectively, (a) letter of credit rights (other than to the extent the security interest in such letter of credit rights may be perfected by the filing of UCC financing statements) with a value of less than $2,500,000, (b) commercial tort claims with a value of less than $2,500,000 and (c) such assets as to which the Administrative Agent and the Borrower reasonably agree that the cost of obtaining such a security interest therein or perfection thereof are excessive in relation to the benefit to the Secured Parties of the security to be afforded thereby.
“Specified Representations” means with respect to the Parent Guarantor, the Borrower and any other Loan Party, the representations and warranties in Sections 3.01(a) (only with respect to the organizational existence of the Loan Parties), 3.01(b)(ii), 3.02(a), 3.02(b)(i), 3.04, 3.14, 3.19, 3.20, 3.21, 3.22(c) and 3.23.
“Specified Swap Obligation” means, with respect to any Loan Party, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act or any rules or regulations promulgated thereunder.
“Spot Rate” for a currency means the rate determined by the Administrative Agent to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that, the Administrative Agent may obtain such spot rate from another financial institution designated by the Administrative Agent if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency.
“Subsidiary” of a Person means a corporation, partnership, joint venture, limited liability company or other business entity of which a majority of the Equity Interests having ordinary voting power for the election of directors or other governing body (other than securities or interests having such power only by reason of the happening of a contingency) are at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise specified, all references herein to a “Subsidiary” or to “Subsidiaries” shall refer to a Subsidiary or Subsidiaries of the Parent Guarantor.
“Supplier” has the meaning assigned to such term in Section 2.17(h)(ii).
“Supported QFC” has the meaning assigned to it in Section 9.19.
“Swap Contract” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other similar master agreement relating to a transaction described in clause (a) (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement.
“Swap Termination Value” means, in respect of any one or more Swap Contracts, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Contracts, (a) for any date on or after the date such Swap Contracts have been closed out and termination value(s) determined in accordance therewith, such termination value(s), and (b) for any date prior to the date referenced in clause (a), the amount(s) determined as the mark‑to‑market value(s) for such Swap Contracts, as determined based upon one or more mid‑market or other readily available quotations provided by any recognized dealer in such Swap Contracts (which may include a Lender or any Affiliate of a Lender).
“Target Historical Annual Financial Statements” means the Obagi Historical Annual Financial Statements and the Milk Historical Annual Financial Statements.
“Target Quarterly Financial Statements” means the Obagi Quarterly Financial Statements and the Milk Quarterly Financial Statements.
“Targets” has the meaning assigned to such term in the recitals hereto.
“Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.
“Term Benchmark” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are bearing interest at a rate determined by reference to the Adjusted Term SOFR Rate.
“Term Facility” means, at any time, (a) prior to the funding of the Term Loans on the Funding Date, the aggregate amount of the Term Loan Commitments at such time and (b) thereafter, the aggregate principal amount of the Term Loans of all Term Lenders outstanding at such time.
“Term Lender” means, as of any date of determination, each Lender having a Term Loan Commitment or that holds Term Loans.
“Term Loan Commitment” means (a) with respect to any Term Lender, the amount set forth on Schedule 2.01A opposite such Lender’s name under the heading “Term Loan Commitment”, or in the Assignment and Assumption or other documentation or record (as such term is defined in Section 9‑102(a)(70) of the New York Uniform Commercial Code) contemplated hereby pursuant to which such Lender shall have assumed its Term Loan Commitment, as applicable, and giving effect to (i) any reduction in such amount from time to time pursuant to Section 2.09 and (ii) any reduction or increase in such amount from time to time pursuant to assignments by or to such Lender pursuant to Section 9.04 and (b) as to all Term Lenders, the aggregate commitments of all Term Lenders to make Term Loans. The initial aggregate amount of the Term Loan Commitments on the Effective Date is $175,000,000.
“Term Loans” means the term loans made by the Term Lenders to the Borrower pursuant to Section 2.01(b).
“Term SOFR Determination Day” has the meaning assigned to it under the definition of “Term SOFR Reference Rate”.
“Term SOFR Rate” means, with respect to any Term Benchmark Borrowing and for any tenor comparable to the applicable Interest Period, the Term SOFR Reference Rate at approximately 5:00 a.m., Chicago time, two (2) U.S. Government Securities Business Days prior to the commencement of such tenor comparable to the applicable Interest Period, as such rate is published by the CME Term SOFR Administrator.
“Term SOFR Reference Rate” means, for any day and time (such day, the “Term SOFR Determination Day”), with respect to any Term Benchmark Borrowing denominated in Dollars and for any tenor comparable to the applicable Interest Period, the rate per annum determined by the Administrative Agent as the forward-looking term rate based on SOFR. If by 5:00 pm (New York City time) on such Term SOFR Determination Day, the “Term SOFR Reference Rate” for the applicable tenor has not been published by the CME Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Rate has not occurred, then the Term SOFR Reference Rate for such Term SOFR Determination Day will be the Term SOFR Reference Rate as published in respect of the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate was published by the CME Term SOFR Administrator, so long as such first preceding Business Day is not more than five (5) Business Days prior to such Term SOFR Determination Day.
“Termination Date” has the meaning assigned to it in Section 9.14(c).

“Threshold Amount” means $6,000,000.
“Total Annualized Leverage Ratio” means, with respect to any Measurement Period ending on any of September 30, 2023, December 31, 2023 or March 31, 2024, the ratio of (a) Consolidated Funded Indebtedness as of the last day of such Measurement Period to (b) Annualized EBITDA for such Measurement Period, in each case, for the Parent Guarantor, the Borrower and the Restricted Subsidiaries.

“Total Leverage Ratio” means, with respect to any Measurement Period, the ratio of (a) Consolidated Funded Indebtedness as of the last day of such Measurement Period to (b) Consolidated EBITDA for the most recently completed Measurement Period, in each case, for the Parent Guarantor, the Borrower and the

Restricted Subsidiaries. The Borrower shall set forth the calculation of the Total Leverage Ratio as of the Funding Date on Schedule 1.01 on the Funding Date.
“Total Revolving Credit Exposure” means, at any time, the sum of (a) the outstanding principal amount of the Revolving Loans at such time and (b) the total LC Exposure at such time.
“Trade Date” has the meaning assigned to such term in Section 9.04(e).
“Transactions” means, collectively, (a) the Existing Credit Agreement Refinancing, (b) the entering into by the Borrower and the other Loan Parties of the Loan Documents to which they are or are intended to be a party, (c) any initial Credit Events on the Funding Date, (d) the consummation of the Funding Date Acquisitions and (e) the payment of the fees and expenses incurred in connection with the consummation of the foregoing.
“Type”, when used in reference to any Loan or Borrowing, refers to whether the rate of interest on such Loan, or on the Loans comprising such Borrowing, is determined by reference to the Adjusted Term SOFR Rate or the Alternate Base Rate (or, solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14, the Adjusted Daily Simple SOFR).
“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided that, if perfection or the effect of perfection or non-perfection or the priority of any security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of New York, “UCC” means the Uniform Commercial Code as in effect from time to time in such other jurisdiction for purposes of the provisions hereof relating to such perfection, effect of perfection or non-perfection or priority.
“UK Corporation Tax Act” means the Corporation Tax Act 2009 of the United Kingdom.
“UK Direction” has the meaning assigned to such term in the definition of “Excluded Taxes”.
“UK DTTP Filing” means an HMRC Form DTTP2 duly completed and filed by the Borrower, which: (a) where it relates to a UK Treaty Lender that is a Lender on the date of this Agreement, contains the scheme reference number and jurisdiction of tax residence opposite that Lender’s name on Schedule 2.17(f), and (i) generally, is filed with HMRC within thirty (30) days of the UK Tax Migration Date; or (ii) where the Borrower becomes a Borrower after the date of this Agreement and the UK Tax Migration Date has passed, is filed with HMRC within thirty (30) days of the date on which that Borrower becomes a Borrower under this Agreement; or (b) where it relates to a UK Treaty Lender that becomes a Lender after the date of this Agreement (the date on which the UK Treaty Lender becomes a Lender being the “New Lender Date”), contains the scheme reference number and jurisdiction of tax residence in the relevant Assignment and Assumption, and (i) generally, if the UK Tax Migration Date occurs after the New Lender Date, is filed at least within thirty (30) days of the UK Tax Migration Date; and (ii) where the UK Treaty Lender becomes a Lender and the UK Tax Migration Date has passed, is filed with HMRC within thirty (30) days of the New Lender Date; and (iii) where the Borrower becomes a Borrower after the New Lender Date and the UK Tax Migration Date has passed, is filed with HMRC within thirty (30) days of the date on which that Borrower becomes a Borrower under this Agreement.
“UK DTTP Scheme” has the meaning assigned to such term in Section 2.17(f)(ii).
“UK Financial Institution” means any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms.
“UK Qualifying Lender” means (a) a Lender which is beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document and is: (i) a Lender: (y) which is a bank (as defined for the purpose of section 879 of the UK Taxes Act) making an advance under a Loan Document and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance or would be within such charge as respects such payment apart from section 18A of the UK Corporation Tax Act; or (z) in respect of an advance made under a Loan Document by a person that was a bank (as defined for the purpose of section 879 of the UK Taxes Act) at the time that that advance was made and is within the charge to United Kingdom corporation tax as respects any payments of interest made in respect of that advance; or (ii) a Lender which is: (x) a company resident in the United Kingdom for United Kingdom tax purposes; (y) a partnership each member of which is (A) a company resident in the United Kingdom or (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the UK Corporation Tax Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the UK Corporation Tax Act; (z) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (within the meaning of section 19 of the UK Corporation Tax Act) of that company; (iii) a UK Treaty Lender, or (b) a Lender which is a building society (as defined for the purposes of section 880 of the UK Taxes Act) making an advance under a Loan Document.
“UK Tax Confirmation” means a confirmation by a Lender that the person beneficially entitled to interest payable to that Lender in respect of an advance under a Loan Document is either: (a) a company resident in the United Kingdom for United Kingdom tax purposes; (b) a partnership each member of which is (A) a company resident in the United Kingdom or (B) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account in computing its chargeable profits (within the meaning of section 19 of the UK Corporation Tax Act) the whole of any share of interest payable in respect of that advance that falls to it by reason of Part 17 of the UK Corporation Tax Act; or (c) a company not so resident in the United Kingdom which carries on a trade in the United Kingdom through a permanent establishment and which brings into account interest payable in respect of that advance in computing the chargeable profits (for the purposes of section 19 of the UK Corporation Tax Act) of that company.
“UK Tax Deduction” has the meaning assigned to such term in the definition of “Excluded Taxes”.
“UK Tax Deduction Refund” has the meaning assigned to such term in Section 2.17(g).
“UK Tax Migration Date” means the first day of any accounting period in which any one of the Loan Parties or Restricted Subsidiaries files for UK corporation tax (including any accounting period in respect of which a nil UK corporation tax return is filed).
“UK Taxes Act” means the Income Tax Act 2007 of the United Kingdom.
“UK Treaty Lender” means a Lender which is treated as a resident of a UK Treaty State for the purposes of the Treaty, does not carry on a business in the United Kingdom through a permanent establishment with which that Lender’s participation in the Loan is effectively connected and meets all other conditions in the Treaty for full exemption from tax imposed by the United Kingdom on interest, except that for this purpose it shall be assumed that any necessary procedural formalities are satisfied.
“UK Treaty State” means a jurisdiction having a double taxation agreement (a “Treaty”) with the United Kingdom, which makes provision for full exemption from tax imposed by the United Kingdom on interest.
“UK Resolution Authority” means the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution.
“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.
“Unfunded Revolving Commitment” means, with respect to each Lender, the Revolving Commitment of such Lender less its Revolving Credit Exposure.
“United Kingdom” or “UK” means the United Kingdom of Great Britain and Northern Ireland.
“United States” or “U.S.” mean the United States of America.
“Unliquidated Obligations” means, at any time, any Obligations (or portion thereof) that are contingent in nature or unliquidated at such time, including any Obligation that is: (i) an obligation to reimburse a bank for drawings not yet made under a letter of credit issued by it; (ii) any other obligation (including any guarantee) that is contingent in nature at such time; or (iii) an obligation to provide collateral to secure any of the foregoing types of obligations.
“Unreimbursed Amount” has the meaning assigned to it in Section 2.06(e).
“Unrestricted Cash” means unrestricted cash and Cash Equivalents owned by Parent Guarantor, the Borrower and the Restricted Subsidiaries and not controlled by or subject to any Lien in favor of any creditor (other than Liens permitted by Section 6.01(p), (s)(i) or (s)(ii) and Liens created under the Collateral Documents).

“Unrestricted Subsidiary” means any Subsidiary (other than the Borrower or any parent of the Borrower) that is designated by the Borrower as an Unrestricted Subsidiary in accordance with Section 5.16, but only to the extent that such Subsidiary:
(a) has no Indebtedness other than Non-Recourse Debt;
(b) is not party to any agreement, contract, arrangement or understanding with the Parent Guarantor, the Borrower or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are not materially less favorable to the Parent Guarantor, the Borrower or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Borrower;
(c) is a Person with respect to which neither the Parent Guarantor, the Borrower nor any Restricted Subsidiary has any direct or indirect obligation (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified level of operating results; and

(d) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary unless such guarantee or credit support is released upon its designation as an Unrestricted Subsidiary.
“U.S. Collateral Agreement” means the Collateral Agreement, to be dated as of the Funding Date, among the Grantors (as defined therein) party thereto and the Administrative Agent, substantially in the form attached hereto as Exhibit F-1.

“U.S. Government Securities Business Day” means any day except for (i) a Saturday, (ii) a Sunday or (iii) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.
“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.
“U.S. Special Resolution Regime” has the meaning assigned to it in Section 9.19.
“U.S. Tax Compliance Certificate” has the meaning assigned to such term in Section 2.17(f)(ii)(B)(3).
“VAT” means: (i) any value added tax imposed by the Value Added Tax Act 1994 of the United Kingdom; (ii) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and (iii) any other tax of a similar nature, whether imposed in the United Kingdom or in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraphs (a) or (b) above, or imposed elsewhere.
“VAT Recipient” has the meaning assigned to such term in Section 2.17(h)(ii).
“Waldencast Acquisition Corp.” has the meaning assigned to such term in the recitals hereto.
“Waldencast Acquisition Corp. Annual Financial Statements” means audited balance sheets and related statements of operations, changes in shareholders’ deficit and cash flows of Waldencast Acquisition Corp. for the fiscal year ended December 31, 2021.
“Waldencast Acquisition Corp. Quarterly Financial Statements” means unaudited balance sheets and related statements of operations and cash flows of Waldencast Acquisition Corp. for each fiscal quarter ending after December 31, 2021 and at least forty-five (45) days before the Effective Date.
“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing: (i) the sum of the products obtained by multiplying (a) the amount of each then remaining scheduled installment, sinking fund, serial maturity or other required scheduled payments of principal, including payment at final scheduled maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment by (ii) the then outstanding principal amount of such Indebtedness; provided that, for purposes of determining the Weighted Average Life to Maturity of any Indebtedness that is being modified, refinanced, refunded, renewed, replaced or extended (the “Applicable Indebtedness”), the effect of any prepayments made on such Applicable Indebtedness prior to the date of the applicable modification, refinancing, refunding, renewal, replacement or extension shall be disregarded.
“Write‑Down and Conversion Powers” means, (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers.
Section 1.02. Classification of Loans and Borrowings
. For purposes of this Agreement, Loans may be classified and referred to by Class (e.g., a “Revolving Loan”) or by Type (e.g., a “Term Benchmark Loan”) or by Class and Type (e.g., a “Term Benchmark Revolving Loan”). Borrowings also may be classified and referred to by Class (e.g., a “Revolving Borrowing”) or by Type (e.g., a “Term Benchmark Borrowing”) or by Class and Type (e.g., a “Term Benchmark Revolving Borrowing”).
Section 1.03. Terms Generally
. With reference to this Agreement and each other Loan Document, unless otherwise specified herein or in such other Loan Document:
(a) The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any definition of or reference to any agreement, instrument or other document (including any Organization Document and any Loan Document) shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented, extended, renewed, replaced, refinanced or otherwise modified (subject to any restrictions on such amendments, restatements, amendments and restatements, supplements, extensions, renewals, replacements, refinancings or modifications set forth herein or in any other Loan Document), (ii) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (iii) the words “herein,” “hereof” and “hereunder,” and words of similar import when used in any Loan Document, shall be construed to refer to such Loan Document in its entirety and not to any particular provision thereof, (iv) all references in a Loan Document to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, the Loan Document in which such references appear, (v) any reference in any Loan Document to any law (including by succession of comparable successor laws) shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law and any reference to any law or regulation in any Loan Document shall, unless otherwise specified, refer to such law or regulation as consolidated, amended, replaced, supplemented or interpreted from time to time, and (vi) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights.
(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding” and the word “through” means “to and including.”
(c) Section headings herein and in the other Loan Documents are included for convenience of reference only and shall not affect the interpretation of this Agreement or any other Loan Document.
(d) Any reference herein to a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a Person, or an allocation of assets to a series of a Person (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, assignment, sale, disposition or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a Person shall constitute a separate Person hereunder (and each division of any Person that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity).
(e) For the purposes of this Agreement and all other Loan Documents, a reference to Parent Guarantor (x) making any representation or warranty (including the representations and warranties contained in Article III hereof) is a reference to Parent Guarantor acting through its general partner, the Parent Guarantor General Partner, or to the Parent Guarantor General Partner acting in its capacity as general partner of Parent Guarantor on its behalf and (y) taking any action, having any power or authority to take any action, or owning, holding or dealing with any asset is a reference to Parent Guarantor acting through its general partner, the Parent Guarantor General Partner.
Section 1.04. Accounting Terms; Changes in GAAP; Rounding
. (a) Subject to Section 1.04(b), all accounting terms not specifically or completely defined herein shall be construed in conformity with GAAP, and all financial data (including financial ratios and other financial calculations) required to be submitted pursuant to this Agreement shall be prepared in conformity with GAAP, applied on a consistent basis, as in effect from time to time; provided that, if at any time a change in GAAP occurs that would result in a change to the method of accounting for obligations relating to a lease that was accounted for by a Person as an operating lease as of the Effective Date (or any similar lease entered into after the Effective Date by such Person), such obligations shall be accounted for as obligations relating to an operating lease and not as a Capital Lease.
(b) If at any time any change in GAAP or the application thereof would affect the computation or interpretation of any financial ratio, basket, requirement or other provision set forth in any Loan Document, and either the Borrower or the Required Lenders shall so request, the Administrative Agent, the Lenders and the Borrower shall negotiate in good faith to amend such ratio, basket, requirement or other provision to preserve the original intent thereof in light of such change in GAAP or the application thereof (subject to the consent of the Required Lenders; such consent not to be unreasonably withheld, conditioned or delayed); provided that, until so amended, such ratio, basket, requirement or other provision shall continue to be computed or interpreted in accordance with GAAP or the application thereof prior to such change therein.
(c) Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to (i) any election under Financial Accounting Standards Board Accounting Standards Codification 825 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any Indebtedness or other liabilities of the Parent Guarantor, the Borrower or any Subsidiary at “fair value”, as defined therein and (ii) any treatment of Indebtedness under Accounting Standards Codification 470‑20 or 2015‑03 (or any other Accounting Standards Codification or Financial Accounting Standard having a similar result or effect) to value any such Indebtedness in a reduced or bifurcated manner as described therein, and such Indebtedness shall at all times be valued at the full stated principal amount thereof.
(d) Notwithstanding any other provision contained herein or any requirement under GAAP, all obligations of any Person that are or would have been treated as operating leases for purposes of GAAP prior to the issuance by the FASB on February 25, 2016 of an Accounting Standards Update (the “ASU”) shall continue to be accounted for as operating leases for purposes of all financial definitions and calculations for purposes of this Agreement (whether or not such operating lease obligations were in effect on such date) notwithstanding the fact that such obligations are required in accordance with the ASU (on a prospective or retroactive basis or otherwise) to be treated as Capital Leases in the financial statements of such Person.
(e) Any financial ratios required to be maintained or complied with by the Parent Guarantor or the Borrower pursuant to this Agreement (or required to be satisfied in order for a specific action to be permitted under this Agreement) shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number).
Section 1.05. Times of Day
. Unless otherwise specified, all references herein to times of day shall be references to Eastern Time (daylight or standard, as applicable).
Section 1.06. Interest Rates; Benchmark Notification
. The interest rate on a Loan denominated in dollars may be derived from an interest rate benchmark that may be discontinued or is, or may in the future become, the subject of regulatory reform. Upon the occurrence of a Benchmark Transition Event, Section 2.14(b) provides a mechanism for determining an alternative rate of interest. The Administrative Agent does not warrant or accept any responsibility for, and shall not have any liability with respect to, the administration, submission, performance or any other matter related to any interest rate used in this Agreement, or with respect to any alternative or successor rate thereto, or replacement rate thereof, including whether the composition or characteristics of any such alternative, successor or replacement reference rate will be similar to, or produce the same value or economic equivalence of, the existing interest rate being replaced or have the same volume or liquidity as did any existing interest rate prior to its discontinuance or unavailability. The Administrative Agent and its affiliates and/or other related entities may engage in transactions that affect the calculation of any interest rate used in this Agreement or any alternative, successor or alternative rate (including any Benchmark Replacement) and/or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain any interest rate used in this Agreement, any component thereof, or rates referenced in the definition thereof, in each case pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.
Section 1.07. Currency Equivalents Generally; Change of Currency
. For purposes of this Agreement and the other Loan Documents (other than Articles 2, 8 and 9 hereof), where the permissibility of a transaction or determinations of required actions or circumstances depend upon compliance with, or are determined by reference to, amounts stated in Dollars, such amounts shall be deemed to refer to Dollars or Dollar Equivalents and any requisite currency translation shall be based on the Spot Rate in effect on the Business Day of such transaction or determination. Notwithstanding the foregoing, for purposes of determining compliance with Sections 6.01, 6.02 and 6.03 with respect to any amount of Liens, Indebtedness or Investment in currencies other than Dollars, no Default shall be deemed to have occurred solely as a result of changes in rates of exchange occurring after the time such Lien is created, Indebtedness is incurred or Investment is made. Each provision of this Agreement shall be subject to such reasonable changes of construction as the Administrative Agent may from time to time specify with the Borrower’s consent (not to be unreasonably withheld) to appropriately reflect a change in currency of any country and any relevant market conventions or practices relating to such change in currency.
Section 1.08. Timing of Payment and Performance
. When the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment (other than as described in the definition of Interest Period) or performance shall extend to the immediately succeeding Business Day.

Section 1.09. Jersey Terms
. In each Loan Document, where it relates to a person (i) incorporated, (ii) established, (iii) constituted, (iv) formed, (v) which carries on, or has carried on, business, or (vi) that owns immovable property, in each case, in Jersey, a reference to:
(a) a “composition, compromise, assignment or arrangement with any creditor”, “winding-up”, “administration”, “insolvency”, “insolvent”, “bankruptcy”, “liquidation” or “dissolution” includes, without limitation, “bankruptcy” (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991, and any other similar proceedings affecting the rights of creditors generally under Jersey law, and shall be construed so as to include any equivalent or analogous proceedings;
(b) a “liquidator”, “receiver”, “administrative receiver”, “administrator” or the like includes, without limitation, the Viscount of the Royal Court of Jersey, Autorisés, any provisional liquidator or liquidator appointed pursuant to Part 21 of the Companies (Jersey) Law 1991, or any other person performing the same function of each of the foregoing;
(c) a “security interest”, “security”, “encumbrance”, “lien” or the like includes, without limitation, any hypothèque, whether conventional, judicial or arising by operation of law and any security interest created pursuant to the Security Interests (Jersey) Law 1983 or Security Interests (Jersey) Law 2012 and any related legislation; and
(d) any equivalent or analogous procedure or step being taken in connection with insolvency includes any corporate action, legal proceedings or other formal procedure or step being taken in connection with an application for a declaration of en désastre being made in respect of any such entity or any of its assets (or the making of such declaration) or the service of a statutory demand pursuant to Section 21 of the Companies (Jersey) Law 2991 in respect of such entity.
Section 1.10. Letter of Credit Amounts
. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the amount of such Letter of Credit available to be drawn at such time; provided that, with respect to any Letter of Credit that, by its terms or the terms of any Letter of Credit Agreement related thereto, provides for one or more automatic increases in the available amount thereof, the amount of such Letter of Credit shall be deemed to be the maximum amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum amount is available to be drawn at such time.
Section 1.11. Divisions
. For all purposes under the Loan Documents, in connection with any division or plan of division under Delaware law (or any comparable event under a different jurisdiction’s laws): (a) if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then it shall be deemed to have been transferred from the original Person to the subsequent Person, and (b) if any new Person comes into existence, such new Person shall be deemed to have been organized and acquired on the first date of its existence by the holders of its Equity Interests at such time.
Section 1.12. Certain Calculations
.
(a) All pro forma calculations permitted or required to be made by the Parent Guarantor, the Borrower or any Restricted Subsidiary pursuant to this Agreement shall include only those adjustments that have been prepared in good faith based upon reasonably detailed written assumptions believed by the Borrower at the time of preparation to be reasonable and which are reasonably foreseeable. Any ratio calculated hereunder that includes Consolidated EBITDA shall look to Consolidated EBITDA for the most recently completed Measurement Period.
(b) The pro forma Total Leverage Ratio, pro forma Interest Coverage Ratio and pro forma Consolidated EBITDA shall be calculated as follows:
(i) in the event that the Parent Guarantor, the Borrower or any Restricted Subsidiary incurs, assumes, guarantees, redeems, retires or extinguishes any Indebtedness subsequent to the last day of the Measurement Period for which such pro forma ratio is being calculated but on or prior to the date of the event for which the calculation of such pro forma ratio is being made (a “Ratio Calculation Date”), then such pro forma ratio shall be calculated as if such incurrence, assumption, guarantee, redemption, retirement or extinguishment of Indebtedness (and all other incurrences, assumptions, guarantees, redemptions, retirements or extinguishments of Indebtedness consummated since the last day of the applicable Measurement Period but on or prior to the Ratio Calculation Date) had occurred at the last day of the applicable Measurement Period; provided that, (i) in the case of any incurrence of Indebtedness or establishment of any revolving credit or delayed draw commitments, a borrowing of the maximum amount of Indebtedness available under such revolving credit or delayed draw commitments shall be assumed and (ii) the pro forma Consolidated Interest Expense for the applicable Measurement Period shall be calculated assuming such Indebtedness had been outstanding or repaid, as the case may be, since the first day and through the end of the applicable Measurement Period (taking into account any interest rate Swap Contracts applicable to such Indebtedness);
(ii) in the event that any Permitted Acquisitions or other permitted Investments in the nature of an acquisition are made subsequent to the last day of the applicable Measurement Period for which such pro forma ratio is being calculated but on or prior to the Ratio Calculation Date, then Consolidated EBITDA shall be (x) increased by an amount equal to the Consolidated EBITDA attributable to the property or Investment that is the subject of such Permitted Acquisition or other permitted Investment in the nature of an acquisition, in each case assuming such Permitted Acquisition or other permitted Investment had been made on the first day of the applicable Measurement Period and (y) otherwise calculated as set forth in the third paragraph of the definition of “Consolidated EBITDA” on a Pro Forma Basis; and
(iii) in the event that Dispositions are made subsequent to the last day of the applicable Measurement Period for which such pro forma ratio is being calculated but on or prior to the relevant Ratio Calculation Date, then Consolidated EBITDA shall be reduced by an amount equal to the Consolidated EBITDA (if positive) attributable to the property that is the subject of such Disposition or increased by an amount equal to the Consolidated EBITDA (if negative) attributable thereto, in each case assuming such Disposition had been made on the first day of the applicable Measurement Period.
(c) Notwithstanding anything to the contrary in this Agreement, solely for the purpose of (A) measuring the relevant financial ratios and basket availability or pro forma compliance with any covenant with respect to the incurrence of any Indebtedness (including any Incremental Term Loans, Incremental Revolving Loans, Incremental Term Facility, or Incremental Revolving Commitments) or Liens or the making of any Investments (including the determination of whether an acquisition is a Permitted Acquisition) or Dispositions or the designation of any Subsidiary as a Restricted Subsidiary or an Unrestricted Subsidiary or (B) other than in connection with the establishment of any Incremental Revolving Facility or the incurrence of any Revolving Loans, determining compliance with representations and warranties or the occurrence of any Default or Event of Default (other than any Event of Default pursuant to Section 7.01(a), (f) or (g)), in each case, in connection with any action being taken in connection with a Limited Condition Acquisition (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required), if the Borrower has made an LCA Election with respect to such Limited Condition Acquisition, the date of determination of whether any such action is permitted hereunder shall be deemed to be the date on which the definitive agreements for such Limited Condition Acquisition are entered into (the “LCA Test Date”), and if, after giving effect on a Pro Forma Basis to the Limited Condition Acquisition and the other transactions to be entered into in connection therewith (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required) as if they had occurred at the beginning of the most recently completed Measurement Period ending prior to the LCA Test Date, the Borrower could have taken such action on the relevant LCA Test Date in compliance with such financial ratio or basket, such financial ratio or basket shall be deemed to have been complied with. If the Borrower has made an LCA Election for any Limited Condition Acquisition, then in connection with any subsequent calculation of any financial ratio or basket availability on or following the relevant LCA Test Date and prior to the earlier of (x) the date on which such Limited Condition Acquisition is consummated or (y) the date that the definitive agreement for such Limited Condition Acquisition is terminated or expires without consummation of such Limited Condition Acquisition, any such financial ratio or basket availability shall be calculated (and tested) (A) on a Pro Forma Basis assuming such Limited Condition Acquisition and other transactions in connection therewith (including any incurrence or assumption of Indebtedness and the use of proceeds thereof, the incurrence or assumption of any Liens, the making of any Investments or Restricted Payments or the repayment of any Indebtedness for which an irrevocable notice of prepayment or redemption is required) have been consummated until such time as the applicable Limited Condition Acquisition has actually closed or the definitive agreement with respect thereto has been terminated and (B) solely with respect to (i) the making of any Restricted Payments or (ii) payments of Junior Indebtedness, on a standalone basis without giving effect to such Limited Condition Acquisition and the other transactions in connection therewith.
(d) For purposes of determining compliance with Sections 6.01, 6.02, 6.03, 6.06 and 6.14, with respect to any grant of any Lien, the making of any Investment or Restricted Payment, the incurrence of any Indebtedness or the prepayment, redemption, purchase, defeasement or satisfaction of Junior Indebtedness (each, a “Covenant Transaction”) in reliance on a “basket” that makes reference to a percentage of Consolidated EBITDA or Consolidated Total Assets, no Default or Event of Default shall be deemed to have occurred solely as a result of changes in the amount of Consolidated EBITDA or Consolidated Total Assets, as applicable, occurring after the time such Covenant Transaction is incurred, granted or made in reliance on such provision.
(e) For purposes of calculating any ratio test utilized in any debt incurrence test (including any amounts permitted to be incurred pursuant to Section 2.20), such ratio shall be calculated after giving effect to any such incurrence on a pro forma basis, and, in each case, with respect to any revolving credit commitments being established utilizing a debt incurrence test (including any Incremental Revolving Facility), assuming a borrowing of the maximum amount of such revolving credit commitment (but no other previously established revolving commitment).
(f) Notwithstanding anything to the contrary herein, with respect to any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that does not require compliance with a financial ratio or test (any such amounts, the “Fixed Amounts”) substantially concurrently with any amounts incurred or transactions entered into (or consummated) in reliance on a provision of this Agreement that requires compliance with a financial ratio or test (including any Total Leverage Ratio test and any Interest Coverage Ratio test) (any such amounts, the “Incurrence-Based Amounts”), it is understood and agreed that the Fixed Amounts shall be disregarded in the calculation of the financial ratio or test applicable to any substantially concurrent utilization of the Incurrence-Based Amounts.
Section 1.13. Basket Amounts and Application of Multiple Relevant Provisions
. Notwithstanding anything to the contrary, (a) unless specifically stated otherwise herein, any dollar, number, percentage or other amount available under any carve-out, basket, exclusion or exception to any affirmative, negative or other covenant in this Agreement or the other Loan Documents may be accumulated, added, combined, aggregated or used together by any Loan Party and the Subsidiaries without limitation for any purpose not prohibited hereby, and (b) any action or event permitted by this Agreement or the other Loan Documents need not be permitted solely by reference to one provision permitting such action or event but may be permitted in part by one such provision and in part by one or more other provisions of this Agreement and the other Loan Documents.
Section 1.14. Cashless Roll
. Notwithstanding anything to the contrary, if agreed by the Administrative Agent and the Borrower, any Lender may exchange, continue or rollover all of its Loans in connection with any refinancing, extension, loan modification or similar transaction permitted by the terms of this Agreement, pursuant to a cashless settlement mechanism approved by the Borrower, the Administrative Agent and such Lender.
Article II The Credits
Section 2.01. Commitments
. Subject to the terms and conditions set forth herein, (a) each Revolving Lender (severally and not jointly) agrees to make Revolving Loans to the Borrower in Dollars from time to time during the Availability Period in an aggregate principal amount that will not result in (i) the amount of such Lender’s Revolving Credit Exposure exceeding such Lender’s Revolving Commitment or (ii) the Total Revolving Credit Exposure exceeding the aggregate Revolving Commitments, and (b) each Term Lender with a Term Loan Commitment (severally and not jointly) agrees to make a Term Loan to the Borrower in Dollars on the Funding Date, in an amount equal to such Lender’s Term Loan Commitment. Within the foregoing limits and subject to the terms and conditions set forth herein, the Borrower may borrow, prepay and reborrow Revolving Loans. Amounts repaid or prepaid in respect of Term Loans may not be reborrowed.
Section 2.02. Loans and Borrowings
. (a) Each Loan shall be made as part of a Borrowing consisting of Loans of the same Class and Type made by the applicable Lenders ratably in accordance with their respective Commitments of the applicable Class. The failure of any Lender to make any Loan required to be made by it shall not relieve any other Lender of its obligations hereunder; provided that, the Commitments of the Lenders are several and no Lender shall be responsible for any other Lender’s failure to make Loans as required. The Term Loans shall amortize as set forth in Section 2.10.
(b) Subject to Section 2.14, each Revolving Borrowing and Term Loan Borrowing shall be comprised entirely of ABR Loans or Term Benchmark Loans as the Borrower may request in accordance herewith. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan (and in the case of an Affiliate, the provisions of Sections 2.14, 2.15, 2.16 and 2.17 shall apply to such Affiliate to the same extent as to such Lender); provided that, any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement or result in any increased cost to the Borrower.
(c) At the commencement of each Interest Period for any Term Benchmark Revolving Borrowing, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000. At the time that each ABR Revolving Borrowing is made, such Borrowing shall be in an aggregate amount that is an integral multiple of $500,000 and not less than $1,000,000; provided that, an ABR Revolving

Borrowing may be in an aggregate amount that is equal to the entire unused balance of the aggregate Revolving Commitments or that is required to finance the reimbursement of an LC Disbursement as contemplated by Section 2.06(e). Borrowings of more than one Type and Class may be outstanding at the same time; provided that, there shall not at any time be more than a total of ten (10) Term Benchmark Borrowings or RFR Borrowings outstanding.
(d) Notwithstanding any other provision of this Agreement, the Borrower shall not be entitled to request, or to elect to convert or continue, any Borrowing if the Interest Period requested with respect thereto would end after the Maturity Date.
Section 2.03. Requests for Borrowings
. To request a Borrowing, the Borrower shall notify the Administrative Agent of such request by irrevocable written notice (via a written Borrowing Request signed by a Responsible Officer of the Borrower) (a) in the case of a Term Benchmark Borrowing, not later than 11:00 a.m., New York City time, three (3) Business Days (or, in the case of a Term Benchmark Borrowing to be made on the Funding Date, one (1) Business Day) before the date of the proposed Borrowing or (b) in the case of an ABR Borrowing, not later than 11:00 a.m., New York City time on the date of the proposed Borrowing. Each such Borrowing Request shall specify the following information in compliance with Section 2.02:
(i) the aggregate principal amount of the requested Borrowing;
(ii) the date of such Borrowing, which shall be a Business Day;
(iii) whether such Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing and whether such Borrowing is a Revolving Borrowing or a Term Loan Borrowing;
(iv) in the case of a Term Benchmark Borrowing, the initial Interest Period to be applicable thereto, which shall be a period contemplated by the definition of the term “Interest Period”; and
(v) the location and number of the Borrower’s account to which funds are to be disbursed, which shall comply with the requirements of Section 2.07.
If no election as to the Type of Borrowing is specified, then the requested Borrowing shall be an ABR Borrowing. If no Interest Period is specified with respect to any requested Term Benchmark Borrowing, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. Promptly following receipt of a Borrowing Request in accordance with this Section, the Administrative Agent shall advise each Lender of the details thereof and of the amount of such Lender’s Loan to be made as part of the requested Borrowing.
Section 2.04. [Reserved]
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Section 2.05. [Reserved]
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Section 2.06. Letters of Credit
. (a) General. Subject to the terms and conditions set forth herein, the Borrower may request the issuance of Letters of Credit denominated in Dollars as the applicant thereof for the support of its or the Subsidiaries’ obligations, in a form reasonably acceptable to the Administrative Agent and the relevant Issuing Bank, at any time and from time to time during the Availability Period.
(b) Notice of Issuance, Amendment, Extension; Certain Conditions. To request the issuance of a Letter of Credit (or the amendment or extension of an outstanding Letter of Credit), the Borrower shall transmit by electronic communication to an Issuing Bank and the Administrative Agent (reasonably in advance of the requested date of issuance, amendment or extension, but in any event no less than three (3) Business Days) a notice requesting the issuance of a Letter of Credit, or identifying the Letter of Credit to be amended or extended, and specifying the date of issuance, amendment or extension (which shall be a Business Day), the date on which such Letter of Credit is to expire (which shall comply with clause (c) of this Section), the amount of such Letter of Credit, the name and address of the beneficiary thereof and such other information as shall be necessary to prepare, amend or extend such Letter of Credit. In addition, as a condition to any such Letter of Credit issuance, the Borrower shall have entered into a continuing agreement (or other letter of credit agreement) for the issuance of letters of credit and/or shall submit a letter of credit application, in each case, as required by the relevant Issuing Bank and using the relevant Issuing Bank’s standard form (each, a “Letter of Credit Agreement”). In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any Letter of Credit Agreement, the terms and conditions of this Agreement shall control. A Letter of Credit shall be issued, amended or extended only if (and upon issuance, amendment or extension of each Letter of Credit the Borrower shall be deemed to represent and warrant that), after giving effect to such issuance, amendment or extension (i) the aggregate amount of the LC Exposure shall not exceed $7,500,000, (ii) the sum of (x) the aggregate undrawn amount of all outstanding Letters of Credit issued by any Issuing Bank at such time plus (y) the aggregate amount of all LC Disbursements made by such Issuing Bank that have not yet been reimbursed by or on behalf of the Borrower at such time (such sum for any Issuing Bank at any time of determination, its “Outstanding LC Amount”) shall not exceed such Issuing Bank’s Letter of Credit Commitment (provided that, notwithstanding this clause (ii) but at all times subject to the immediately preceding clause (i) and the immediately succeeding clauses (iii) and (iv), an Issuing Bank may, in its sole discretion, agree to issue, amend or extend a Letter of Credit if such issuance, amendment or extension would cause such Issuing Bank’s Outstanding LC Amount to exceed its Letter of Credit Commitment), (iii) the Total Revolving Credit Exposure shall not exceed the aggregate Revolving Commitments and (iv) each Lender’s Revolving Credit Exposure shall not exceed such Lender’s Revolving Commitment. The Borrower may, at any time and from time to time, reduce the Letter of Credit Commitment of any Issuing Bank with the consent of such Issuing Bank; provided that, the Borrower shall not reduce the Letter of Credit Commitment of any Issuing Bank if, after giving effect of such reduction, the conditions set forth in the immediately preceding clauses (i) through (iv) shall not be satisfied.
No Issuing Bank shall be under any obligation to issue any Letter of Credit if:
(i) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain such Issuing Bank from issuing such Letter of Credit, or any law applicable to such Issuing Bank shall prohibit, or require that such Issuing Bank refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon such Issuing Bank with respect to such Letter of Credit any restriction, reserve or capital requirement (for which such Issuing Bank is not otherwise compensated hereunder) not in effect on the Effective Date, or shall impose upon such Issuing Bank any unreimbursed loss, cost or expense that was not applicable on the Effective Date and that such Issuing Bank in good faith deems material to it; or
(ii) the issuance of such Letter of Credit would violate one or more policies of such Issuing Bank applicable to letters of credit generally.
(c) Expiration Date. Each Letter of Credit shall expire (or be subject to termination by notice from the relevant Issuing Bank to the beneficiary thereof) at or prior to the close of business on the earlier of (i) the date one year after the date of the issuance of such Letter of Credit (or, in the case of any extension of the expiration date thereof, one year after such extension) and (ii) the date that is five (5) Business Days prior to the Maturity Date; provided that, any Letter of Credit with a one‑year tenor may contain customary automatic extension provisions agreed upon by the Borrower and the relevant Issuing Bank that provide for the extension thereof for additional one‑year periods (which shall in no event extend beyond the date referenced in clause (ii) above), subject to a right on the part of the relevant Issuing Bank to prevent any such extension from occurring by giving notice to the beneficiary in advance of any such extension. Notwithstanding the foregoing, any Letter of Credit may expire no later than ninety one (91) days after the Maturity Date so long as the Borrower Cash Collateralizes an amount equal to 105% of the face amount of such Letter of Credit, concurrently with the issuance of such a Letter of Credit having an expiry date later than the Maturity Date (or, as applicable, concurrently with any amendment or extension of such a Letter of Credit that results in such Letter of Credit having an expiry date later than the Maturity Date), in the manner described in Section 2.06(j) and otherwise on terms and conditions reasonably acceptable to the relevant Issuing Bank and the Administrative Agent.
(d) Participations. By the issuance of a Letter of Credit (or an amendment to a Letter of Credit increasing the amount thereof) and without any further action on the part of any Issuing Bank or the Revolving Lenders, each Issuing Bank hereby grants to each Revolving Lender, and each Revolving Lender hereby acquires from each Issuing Bank, a participation in such Letter of Credit equal to such Lender’s Applicable Percentage of the aggregate amount available to be drawn under such Letter of Credit. In consideration and in furtherance of the foregoing, each Revolving Lender hereby absolutely and unconditionally agrees to pay to the Administrative Agent, for the account of the relevant Issuing Bank, such Lender’s Applicable Percentage of each LC Disbursement made by such Issuing Bank and not reimbursed by the Borrower on the date due as provided in paragraph (e) of this Section, or of any reimbursement payment required to be refunded to the Borrower for any reason, including after the Maturity Date. Each such payment shall be made without any offset, abatement, withholding or reduction whatsoever. Each Revolving Lender acknowledges and agrees that its obligation to acquire participations pursuant to this paragraph in respect of Letters of Credit is absolute and unconditional and shall not be affected by any circumstance whatsoever, including any amendment or extension of any Letter of Credit or the occurrence and continuance of a Default or reduction or termination of the Commitments.
(e) Reimbursement. If any Issuing Bank shall make any LC Disbursement in respect of a Letter of Credit, the Borrower shall reimburse such LC Disbursement by paying to the Administrative Agent in Dollars the amount equal to such LC Disbursement, not later than 12:00 noon, New York City time, on the Business Day immediately following the Business Day that the Borrower shall have received notice of such LC Disbursement; provided that, if such LC Disbursement is not less than $1,000,000, the Borrower may, subject to the conditions to borrowing set forth herein, request in accordance with Section 2.03 that such payment be financed with an ABR Revolving Borrowing in an equivalent amount of such LC Disbursement and, to the extent so financed, the Borrower’s obligation to make such payment shall be discharged and replaced by the resulting ABR Revolving Borrowing. If the Borrower fails to make such payment when due, the Administrative Agent shall notify each

Revolving Lender of the applicable LC Disbursement, the payment then due from the Borrower in respect thereof (the “Unreimbursed Amount”) and such Lender’s Applicable Percentage thereof. Promptly following receipt of such notice, each Revolving Lender shall pay to the Administrative Agent its Applicable Percentage of the payment then due from the Borrower, in the same manner as provided in Section 2.07 with respect to Loans made by such Lender (and Section 2.07 shall apply, mutatis mutandis, to the payment obligations of the Revolving Lenders), and the Administrative Agent shall promptly pay to the relevant Issuing Bank the amounts so received by it from the Revolving Lenders. Promptly following receipt by the Administrative Agent of any payment from the Borrower pursuant to this paragraph, the Administrative Agent shall distribute such payment to the relevant Issuing Bank or, to the extent that Revolving Lenders have made payments pursuant to this paragraph to reimburse such Issuing Bank, then to such Lenders and such Issuing Bank as their interests may appear. Any payment made by a Revolving Lender pursuant to this paragraph to reimburse an Issuing Bank for any LC Disbursement (other than the funding of Revolving Loans as contemplated above) shall not constitute a Loan and shall not relieve the Borrower of its obligation to reimburse such LC Disbursement.
(f) Obligations Absolute. The Borrower’s obligation to reimburse LC Disbursements as provided in paragraph (e) of this Section shall be absolute, unconditional and irrevocable, and shall be performed strictly in accordance with the terms of this Agreement under any and all circumstances whatsoever and irrespective of (i) any lack of validity or enforceability of any Letter of Credit, any Letter of Credit Agreement or this Agreement, or any term or provision therein or herein, (ii) any draft or other document presented under a Letter of Credit proving to be forged, fraudulent or invalid in any respect or any statement therein being untrue or inaccurate in any respect, (iii) any payment by an Issuing Bank under a Letter of Credit against presentation of a draft or other document that does not comply with the terms of such Letter of Credit, or (iv) any other event or circumstance whatsoever, whether or not similar to any of the foregoing, that might, but for the provisions of this Section, constitute a legal or equitable discharge of, or provide a right of setoff against, the Borrower’s obligations hereunder. Neither the Administrative Agent, the Revolving Lenders nor any Issuing Bank, nor any of their respective Related Parties, shall have any liability or responsibility by reason of or in connection with the issuance or transfer of any Letter of Credit or any payment or failure to make any payment thereunder (irrespective of any of the circumstances referred to in the preceding sentence), or any error, omission, interruption, loss or delay in transmission or delivery of any draft, notice or other communication under or relating to any Letter of Credit (including any document required to make a drawing thereunder), any error in interpretation of technical terms, any error in translation or any consequence arising from causes beyond the control of the relevant Issuing Bank; provided that, the foregoing shall not be construed to excuse any Issuing Bank from liability to the Borrower to the extent of any direct damages (as opposed to special, indirect, consequential or punitive damages, claims in respect of which are hereby waived by the Borrower to the extent permitted by applicable law) suffered by the Borrower that are caused by such Issuing Bank’s failure to exercise care when determining whether drafts and other documents presented under a Letter of Credit comply with the terms thereof. The parties hereto expressly agree that, in the absence of gross negligence or willful misconduct on the part of any Issuing Bank (as finally determined by a court of competent jurisdiction), such Issuing Bank shall be deemed to have exercised care in each such determination. In furtherance of the foregoing and without limiting the generality thereof, the parties agree that, with respect to documents presented which appear on their face to be in substantial compliance with the terms of a Letter of Credit, each Issuing Bank may, in its sole discretion, either accept and make payment upon such documents without responsibility for further investigation, regardless of any notice or information to the contrary, or refuse to accept and make payment upon such documents if such documents are not in strict compliance with the terms of such Letter of Credit.
(g) Disbursement Procedures. The Issuing Bank for any Letter of Credit shall, within the time allowed by applicable law or the specific terms of the Letter of Credit following its receipt thereof, examine all documents purporting to represent a demand for payment under such Letter of Credit. Such Issuing Bank shall promptly after such examination notify the Administrative Agent and the Borrower by telephone (confirmed by electronic mail) of such demand for payment and whether such Issuing Bank has made or will make an LC Disbursement thereunder; provided that, any failure to give or delay in giving such notice shall not relieve the Borrower of its obligation to reimburse such Issuing Bank and the Revolving Lenders with respect to any such LC Disbursement.
(h) Interim Interest. If any Issuing Bank shall make any LC Disbursement, then, unless the Borrower shall reimburse such LC Disbursement in full within one (1) Business Day of the date on which such LC Disbursement is made, the unpaid amount thereof shall bear interest, for each day from and including the date such LC Disbursement is made to but excluding the date that the reimbursement is due and payable, at the rate per annum then applicable to ABR Revolving Loans and such interest shall be due and payable on the date when such reimbursement is payable; provided that, if the Borrower fails to reimburse such LC Disbursement when due pursuant to paragraph (e) of this Section, then Section 2.13(d) shall apply. Interest accrued pursuant to this paragraph shall be for the account of such Issuing Bank, except that interest accrued on and after the date of payment by any Revolving Lender pursuant to paragraph (e) of this Section to reimburse such Issuing Bank shall be for the account of such Lender to the extent of such payment.
(i) Replacement and Resignation of an Issuing Bank. (A) Any Issuing Bank may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the replaced Issuing Bank and the successor Issuing Bank. The Administrative Agent shall notify the Revolving Lenders of any such replacement of the Issuing Bank. At the time any such replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Bank pursuant to Section 2.12(b). From and after the effective date of any such replacement, (i) the successor Issuing Bank shall have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit to be issued by it thereafter and (ii) references herein to the term “Issuing Bank” shall be deemed to refer to such successor or to any previous Issuing Bank, or to such successor and all previous Issuing Banks, as the context shall require. After the replacement of an Issuing Bank hereunder, the replaced Issuing Bank shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Bank under this Agreement with respect to Letters of Credit then outstanding and issued by it prior to such replacement, but shall not be required to issue additional Letters of Credit or extend or otherwise amend any existing Letter of Credit.
(B) Subject to the appointment and acceptance of a successor Issuing Bank, any Issuing Bank may resign as an Issuing Bank at any time upon thirty (30) days’ prior written notice to the Administrative Agent, the Borrower and the Revolving Lenders, in which case, such resigning Issuing Bank shall be replaced in accordance with Section 2.06(i)(A) above.
(j) Cash Collateralization. If any Event of Default shall occur and be continuing, on the Business Day that the Borrower receives notice from the Administrative Agent or the Required Revolving Lenders (or, if the maturity of the Loans has been accelerated, Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure) demanding the deposit of cash collateral pursuant to this paragraph, the Borrower shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Revolving Lenders (the “LC Collateral Account”), an amount in cash equal to 105 % of the amount of the LC Exposure as of such date plus any accrued and unpaid interest thereon; provided that, the obligation to deposit such cash collateral shall become effective immediately, and such deposit shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrower described in Section 7.01(f). The Borrower also shall deposit cash collateral pursuant to this paragraph as and to the extent required by Section 2.11(b). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the Obligations. In addition, and without limiting the foregoing or Section 2.06(c), if any LC Exposure remains outstanding after the expiration date specified in Section 2.06(c)(ii), the Borrower shall immediately deposit into the LC Collateral Account an amount in cash equal to 105% of the amount of such LC Exposure as of such date plus any accrued and unpaid interest thereon. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account and the Borrower hereby grants the Administrative Agent a security interest in the LC Collateral Account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the Administrative Agent to reimburse the relevant Issuing Bank for LC Disbursements for which it has not been reimbursed, together with related fees, costs and customary processing charges, and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrower for the LC Exposure at such time or, if the maturity of the Loans has been accelerated (but subject to the consent of Revolving Lenders with LC Exposure representing greater than 50% of the total LC Exposure), be applied to satisfy other Obligations. If the Borrower is required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrower within three (3) Business Days after all Events of Default have been cured or waived.
(k) Letters of Credit Issued for Account of Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder supports any obligations of, or is for the account of, a Restricted Subsidiary, or states that a Restricted Subsidiary is the “account party,” “applicant,” “customer,” “instructing party,” or the like of or for such Letter of Credit, and without derogating from any rights of the relevant Issuing Bank (whether arising by contract, at law, in equity or otherwise) against such Restricted Subsidiary in respect of such Letter of Credit, the Borrower (i) shall reimburse, indemnify and compensate the relevant Issuing Bank hereunder for such Letter of Credit (including to reimburse any and all drawings thereunder) as if such Letter of Credit had been issued solely for the account of the Borrower and (ii) irrevocably waives any and all defenses that might otherwise be available to it as a guarantor or surety of any or all of the obligations of such Restricted Subsidiary in respect of such Letter of Credit. The Borrower hereby acknowledges that the issuance of such Letters of Credit for the Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.
(l) Issuing Bank Agreements. Each Issuing Bank agrees that, unless otherwise requested by the Administrative Agent, such Issuing Bank shall report in writing to the Administrative Agent (i) on or prior to each Business Day on which such Issuing Bank expects to issue, amend or extend any Letter of Credit, the date of such issuance, amendment or extension, and the aggregate face amount of the Letters of Credit to be issued, amended or extended by it and outstanding after giving effect to such issuance, amendment or extension occurred (and whether the amount thereof changed), (ii) on each Business Day on which such Issuing Bank pays any amount in respect of one or more drawings under Letters of Credit, the date of such payment(s) and the amount of such payment(s), (iii) on any Business Day on which the Borrower fails to reimburse any amount required to be reimbursed to such Issuing Bank on such day, the date of such failure and the amount and currency of such payment in respect of Letters of Credit and (iv) on any other Business Day, such other information as the Administrative Agent shall reasonably request.
(m) Addition of an Issuing Bank. Any Revolving Lender reasonably acceptable to the Borrower and the Administrative Agent may become an additional Issuing Bank hereunder pursuant to a written agreement among the Borrower, the Administrative Agent and such Revolving Lender. The Administrative Agent shall notify the Revolving Lenders of any such additional Issuing Bank.
Section 2.07. Funding of Borrowings
. (a) Each Lender shall make each Loan to be made by it hereunder on the proposed date thereof solely by wire transfer of immediately available funds by 12:00 noon, New York City time, to the account of the Administrative Agent most recently designated by it for such purpose by notice to the Lenders; provided that, Term Loans shall be made as provided in Section 2.01(b). Except in respect of the provisions of this Agreement covering the reimbursement of Letters of Credit, the Administrative Agent will make such Loans available to the Borrower by promptly crediting the funds so received in the aforesaid account of the Administrative Agent to an account of the Borrower designated by the Borrower in the applicable Borrowing Request; provided that, Revolving Loans made to finance the reimbursement of an LC Disbursement as provided in Section 2.06(e) shall be remitted by the Administrative Agent to the relevant Issuing Bank.
(b) Unless the Administrative Agent shall have received notice from a Lender prior to the proposed date of any Borrowing (or in the case of an ABR Borrowing, prior to 12:00 noon, New York City time, on the date of such Borrowing) that such Lender will not make available to the Administrative Agent such Lender’s share of such Borrowing, the Administrative Agent may assume that such Lender has made such share available on such date in accordance with paragraph (a) of this Section and may, in reliance upon such assumption, make available to the Borrower a corresponding amount. In such event, if a Lender has not in fact made its share of the applicable Borrowing available to the Administrative Agent, then the applicable Lender and the Borrower severally agree to pay to the Administrative Agent forthwith on demand such corresponding amount with interest thereon, for each day from and including the date such amount is made available to the Borrower to but excluding the date of payment to the Administrative Agent, at (i) in the case of such Lender, the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation or (ii) in the case of the Borrower, the interest rate applicable to ABR Loans. If such Lender pays such amount to the Administrative Agent, then such amount shall constitute such Lender’s Loan included in such Borrowing.
Section 2.08. Interest Elections
. (a) Each Borrowing initially shall be of the Type specified in the applicable Borrowing Request and, in the case of a Term Benchmark Borrowing, shall have an initial Interest Period as specified in such Borrowing Request. Thereafter, the Borrower may elect to convert such Borrowing to a different Type or to continue such Borrowing and, in the case of a Term Benchmark Borrowing, may elect Interest Periods therefor, all as provided in this Section. The Borrower may elect different options with respect to different portions of the affected Borrowing, in which case each such portion shall be allocated ratably among the Lenders holding the Loans comprising such Borrowing, and the Loans comprising each such portion shall be considered a separate Borrowing.
(b) To make an election pursuant to this Section, the Borrower shall notify the Administrative Agent of such election (by irrevocable written notice via an Interest Election Request signed by a Responsible Officer of the Borrower) by the time that a Borrowing Request would be required under Section 2.03 if the Borrower were requesting a Borrowing of the Type resulting from such election to be made on the effective date of such election. Notwithstanding any contrary provision herein, this Section shall not be construed to permit the Borrower to (i) elect an Interest Period for Term Benchmark Loans that does not comply with Section 2.02(d) or (ii) convert any Borrowing to a Borrowing of a Type not available under such Borrowing.
(c) Each Interest Election Request shall specify the following information in compliance with Section 2.02:

(i) the Borrowing to which such Interest Election Request applies and, if different options are being elected with respect to different portions thereof, the portions thereof to be allocated to each resulting Borrowing (in which case the information to be specified pursuant to clauses (iii) and (iv) below shall be specified for each resulting Borrowing);
(ii) the effective date of the election made pursuant to such Interest Election Request, which shall be a Business Day;
(iii) whether the resulting Borrowing is to be an ABR Borrowing or a Term Benchmark Borrowing; and
(iv) if the resulting Borrowing is a Term Benchmark Borrowing, the Interest Period to be applicable thereto after giving effect to such election, which Interest Period shall be a period contemplated by the definition of the term “Interest Period”.
If any such Interest Election Request requests a Term Benchmark Borrowing but does not specify an Interest Period, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration.
(d) Promptly following receipt of an Interest Election Request, the Administrative Agent shall advise each Lender of the details thereof and of such Lender’s portion of each resulting Borrowing.
(e) If the Borrower fails to deliver a timely Interest Election Request with respect to a Term Benchmark Borrowing prior to the end of the Interest Period applicable thereto, then, unless such Borrowing is repaid as provided herein, at the end of such Interest Period such Borrowing shall be converted to an ABR Borrowing. Notwithstanding any contrary provision hereof, if an Event of Default has occurred and is continuing and the Administrative Agent, at the request of the Required Lenders, so notifies the Borrower, then, so long as an Event of Default is continuing (i) no outstanding Borrowing may be converted to or continued as a Term Benchmark Borrowing and (ii) unless repaid, (A) each Term Benchmark Borrowing and (B) if applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14, each RFR Borrowing, shall be converted to an ABR Borrowing at the end of the Interest Period applicable thereto.
Section 2.09. Termination and Reduction of Commitments
. (a) Unless previously terminated, (i) all Commitments shall terminate on August 15, 2022 if the Funding Date shall not have occurred prior to such time, (ii) any unfunded Term Loan Commitments shall terminate on the Funding Date after the funding of Term Loans on such date and (iii) all other Commitments shall terminate on the Maturity Date.
(b) The Borrower may at any time terminate, or from time to time reduce, the Revolving Commitments and, prior to the Funding Date, the Term Loan Commitments; provided that, (i) each reduction of the Revolving Commitments shall be in an amount that is an integral multiple of $2,500,000 and not less than $2,500,000 (ii) the Borrower shall not terminate or reduce the Revolving Commitments if, after giving effect to any concurrent prepayment of the Loans in accordance with Section 2.11, (A) the amount of any Revolving Lender’s Revolving Credit Exposure would exceed its Revolving Commitment or (B) the Total Revolving Credit Exposure would exceed the aggregate Revolving Commitments and (iii) each reduction of the Term Loan Commitments shall be in an amount that is an integral multiple of $2,500,000 and not less than $2,500,000.
(c) The Borrower shall notify the Administrative Agent of any election to terminate or reduce the Commitments under paragraph (b) of this Section at least three (3) Business Days prior to the effective date of such termination or reduction, specifying such election and the effective date thereof. Promptly following receipt of any notice, the Administrative Agent shall advise the Lenders of the contents thereof. Each notice delivered by the Borrower pursuant to this Section shall be irrevocable; provided that, a notice of termination of the Commitments delivered by the Borrower may state that such notice is conditioned upon the effectiveness of other credit facilities or other transactions specified therein, in which case such notice may be revoked by the Borrower (by notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied. Any termination or reduction of the Commitments shall be permanent. Each reduction of the (i) Revolving Commitments shall be made ratably among the Revolving Lenders in accordance with their respective Revolving Commitments and (ii) Term Loan Commitments shall be made ratably among the Term Lender’s in accordance with their respective Term Loan Commitments.
Section 2.10. Repayment and Amortization of Loans; Evidence of Debt
. (a) The Borrower hereby unconditionally promises to pay to the Administrative Agent for the account of each Revolving Lender the then unpaid principal amount of each Revolving Loan on the Maturity Date. The Borrower shall repay Term Loans on each date set forth below in an amount equal to (x) the original aggregate principal amount of Term Loans funded on the Funding Date multiplied by (y) the percentage set forth opposite such date (as adjusted from time to time pursuant to Section 2.11(a) and Section 2.11(e)):

Date	Amount
September 30, 2022	1.25%

December 31, 2022	1.25%
March 31, 2023	1.25%
June 30, 2023	1.25%
September 30, 2023	1.25%
December 31, 2023	1.25%
March 31, 2024	1.25%
June 30, 2024	1.25%
September 30, 2024	1.25%
December 31, 2024	1.25%
March 31, 2025	1.25%
June 30, 2025	2.5%
September 30, 2025	2.5%
December 31, 2025	2.5%
March 31, 2026 and the last day of each calendar quarter ending thereafter	2.5%

To the extent not previously repaid, all unpaid Term Loans shall be paid in full in Dollars by the Borrower on the Maturity Date.
(b) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to such Lender resulting from each Loan made by such Lender, including the amounts of principal and interest payable and paid to such Lender from time to time hereunder.
(c) The Administrative Agent shall maintain accounts in which it shall record (i) the amount of each Loan made hereunder, the Class and Type thereof and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder for the account of the Lenders and each Lender’s share thereof.
(d) The entries made in the accounts maintained pursuant to paragraph (b) or (c) of this Section shall be prima facie evidence of the existence and amounts of the obligations recorded therein; provided that, the failure of any Lender or the Administrative Agent to maintain such accounts or any error therein shall not in any manner affect the Obligations (including the obligation of the Borrower to repay the Loans in accordance with the terms of this Agreement).
(e) Any Lender may request that Loans made by it be evidenced by a promissory note. In such event, the Borrower shall prepare, execute and deliver to such Lender a promissory note payable to such Lender (or, if requested by such Lender, to such Lender and its registered assigns) in the form attached hereto as Exhibit D-1 or Exhibit D-2, as applicable, or otherwise as approved by the Administrative Agent (such notes, collectively, the “Notes”). Thereafter, the Loans evidenced by such promissory note and interest thereon shall at all times (including after assignment pursuant to Section 9.04) be represented by one or more promissory notes in such form.
Section 2.11. Prepayment of Loans
.
(a) The Borrower shall have the right at any time and from time to time to prepay any Borrowing in whole or in part, without penalty or premium (other than break funding payments required by Section 2.16) subject to prior notice in accordance with the provisions of this Section 2.11(a). The Borrower shall notify the Administrative Agent by written notice of any prepayment hereunder (i) in the case of prepayment of a Term Benchmark Borrowing, not later than 11:00 a.m., New York City time, three (3) Business Days before the date of prepayment, (ii) in the case of prepayment of an ABR Borrowing, not later than 11:00 a.m., New York City time one (1) Business Day before the date of prepayment. Each such notice shall be irrevocable and shall specify the prepayment date and the principal amount of each Borrowing or portion thereof to be prepaid; provided that, if a notice of prepayment is given in connection with a notice of termination of the Commitments that is conditional upon the effectiveness of other transactions, then such notice of prepayment may be revoked by the Borrower if such condition is not satisfied. Promptly following receipt of any such notice relating to a Borrowing, the Administrative Agent shall advise the Lenders of the contents thereof. Each partial prepayment of any Borrowing shall be in an amount that would be permitted in the case of an advance of a Borrowing of the same Type as provided in Section

2.02. Each prepayment of a Revolving Borrowing shall be applied ratably to the Revolving Loans included in the prepaid Revolving Borrowing and each voluntary prepayment of a Term Loan Borrowing shall be applied ratably to the Term Loans included in the prepaid Term Loan Borrowing in such order of application as directed by the Borrower, and each mandatory prepayment of a Term Loan Borrowing shall be applied in accordance with Section 2.11(e). Prepayments shall be accompanied by (i) accrued interest to the extent required by Section 2.13 and (ii) any break funding payments required by Section 2.16.
(b) If at any time the Total Revolving Credit Exposures exceed the aggregate Revolving Commitments, the Borrower shall immediately repay Borrowings or cash collateralize LC Exposure in an account with the Administrative Agent pursuant to Section 2.06(j), as applicable, in an aggregate principal amount sufficient to cause the aggregate principal amount of the Total Revolving Credit Exposures to be less than or equal to the aggregate Revolving Commitments.
(c) In the event and on each occasion that any Net Cash Proceeds are received by or on behalf of the Parent Guarantor, the Borrower or any Restricted Subsidiary in respect of any Prepayment Event, the Borrower shall, within five (5) Business Days after such Net Cash Proceeds are received, prepay the Obligations as set forth in Section 2.11(e) below in an aggregate amount equal to 100% of such Net Cash Proceeds; provided that, in the case of any event described in clause (a) or (b) of the definition of the term “Prepayment Event”, such required prepayment shall only be required to be made for amounts in excess of $5,000,000 per Fiscal Year; provided further that, so long as no Event of Default has occurred and is continuing, such prepayment shall not be required to the extent the Borrower reinvests such Net Cash Proceeds in assets of a kind then used or usable in the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries within 360 days after the date of receipt of such Net Cash Proceeds, or enters into a binding commitment thereof within said 360-day period and subsequently makes such reinvestment within 180 days after the end of such 450-day period; provided that, the Borrower notifies the Administrative Agent within five (5) Business Days following receipt by the Parent Guarantor, the Borrower or any Restricted Subsidiary of such Net Cash Proceeds of the Borrower’s intent to reinvest such Net Cash Proceeds.
(d) All such amounts pursuant to Section 2.11(c) shall be applied to prepay the Term Loans in the direct order of maturity.
(e) Except as otherwise contemplated by this Agreement or provided in, or intended with respect to, any Incremental Amendment (provided, that such Incremental Amendment may not, without the consent of the requisite Lenders in accordance with Section 9.02, provide that the applicable Class of Term Loans receive a greater than pro rata portion of mandatory prepayments of Term Loans pursuant to Section 2.11(c) than would otherwise be permitted by this Agreement), in each case effectuated or issued in a manner consistent with this Agreement, each prepayment of Term Loans pursuant to Section 2.11(c) shall be allocated ratably to the Term Loans and Incremental Term Loans (if any) then outstanding.
Section 2.12. Fees
. (a) The Borrower agrees to pay to the Administrative Agent for the account of each Revolving Lender a commitment fee, which shall accrue at the “Commitment Fee Rate” specified in the definition of Applicable Rate on the average daily amount of the Available Revolving Commitment of such Lender during the period from and including the Funding Date to but excluding the date on which such Revolving Commitment terminates. Commitment fees accrued through and including the last day of March, June, September and December of each year shall be payable in arrears on the fifteenth (15th) day following such last day and on the date on which the Revolving Commitments terminate, commencing on the first such date to occur after the date hereof; provided that, any commitment fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. All commitment fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day and the last day of each period but excluding the date on which the Revolving Commitments terminate).
(b) The Borrower agrees to pay (i) to the Administrative Agent for the account of each Revolving Lender a participation fee with respect to its participations in each outstanding Letter of Credit, which shall accrue on the daily maximum stated amount then available to be drawn under such Letter of Credit at the same Applicable Rate used to determine the interest rate applicable to Term Benchmark Revolving Loans, during the period from and including the Funding Date to but excluding the later of the date on which such Revolving Lender’s Revolving Commitment terminates and the date on which such Lender ceases to have any LC Exposure and (ii) to each Issuing Bank for its own account a fronting fee, which shall accrue at the rate of 0.125 % per annum on the daily maximum stated amount then available to be drawn under such outstanding Letter of Credit, during the period from and including the Funding Date to but excluding the later of the date of termination of the Revolving Commitments and the date on which there ceases to be any LC Exposure, as well as such Issuing Bank’s standard fees with respect to the issuance, amendment or extension of any Letter of Credit and other processing fees, and other standard costs and charges, of such Issuing Bank relating to the Letters of Credit as from time to time in effect.

Participation fees and fronting fees accrued through and including the last day of March, June, September and December of each year shall be payable on the fifteenth (15th) day following such last day, commencing on the first such date to occur after the date hereof; provided that, all such fees shall be payable on the date on which the Revolving Commitments terminate and any such fees accruing after the date on which the Revolving Commitments terminate shall be payable on demand. Any other fees payable to an Issuing Bank pursuant to this paragraph shall be payable within ten (10) days after demand. All participation fees and fronting fees shall be computed on the basis of a year of 360 days and shall be payable for the actual number of days elapsed (including the first day but excluding the last day).
(c) The Borrower agrees to pay to the Administrative Agent, for its own account, fees payable in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.
(d) All fees payable hereunder shall be paid on the dates due, in Dollars and immediately available funds, to the Administrative Agent (or to the relevant Issuing Bank, in the case of fees payable to it) for distribution, in the case of commitment fees and participation fees, to the applicable Lenders. Fees paid shall not be refundable under any circumstances.
Section 2.13. Interest
. (a) The Loans comprising each ABR Borrowing shall bear interest at the Alternate Base Rate plus the Applicable Rate.
(b) The Loans comprising each Term Benchmark Borrowing shall bear interest at the Adjusted Term SOFR Rate for the Interest Period in effect for such Borrowing plus the Applicable Rate.
(c) Each RFR Loan (solely to the extent applicable following a Benchmark Replacement or otherwise pursuant to Section 2.14) shall bear interest at a rate per annum equal to the Adjusted Daily Simple SOFR plus the Applicable Rate.
(d) Notwithstanding the foregoing, if any principal of or interest on any Loan or any fee or other amount payable by the Borrower hereunder is not paid when due, whether at stated maturity, upon acceleration or otherwise, unless waived by the Required Lenders pursuant to Section 9.02, such overdue amount shall bear interest, after as well as before judgment, at a rate per annum equal to (i) in the case of overdue principal of any Loan, 2% plus the rate otherwise applicable to such Loan as provided in the preceding paragraphs of this Section or (ii) in the case of any other amount, 2% plus the rate applicable to ABR Loans as provided in paragraph (a) of this Section.
(e) Accrued interest on each Loan shall be payable in arrears on each Interest Payment Date for such Loan and, in the case of Revolving Loans, upon termination of the Revolving Commitments; provided that, (i) interest accrued pursuant to paragraph (d) of this Section shall be payable on demand, (ii) in the event of any repayment or prepayment of any Loan (other than a prepayment of an ABR Revolving Loan prior to the end of the Availability Period), accrued interest on the principal amount repaid or prepaid shall be payable on the date of such repayment or prepayment and (iii) in the event of any conversion of any Term Benchmark Loan prior to the end of the current Interest Period therefor, accrued interest on such Loan shall be payable on the effective date of such conversion.
(f) All interest hereunder shall be computed on the basis of a year of 360 days, except that interest computed by reference to the Alternate Base Rate at times when the Alternate Base Rate is based on the Prime Rate shall be computed on the basis of a year of 365 days (or 366 days in a leap year), and in each case shall be payable for the actual number of days elapsed (including the first day but excluding the last day). All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. The applicable Alternate Base Rate, Adjusted Term SOFR Rate, Term SOFR Rate, Adjusted Daily Simple SOFR or Daily Simple SOFR shall be determined by the Administrative Agent, and such determination shall be conclusive absent manifest error.
Section 2.14. Alternate Rate of Interest
.
(a) Subject to clauses (b) through (f) of this Section 2.14, if:
(i) the Administrative Agent determines (which determination shall be conclusive absent manifest error) (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period or (B) at any time (solely if applicable following a Benchmark Replacement or otherwise pursuant to this Section 2.14), that adequate and reasonable means do not exist for ascertaining the applicable Adjusted Daily Simple SOFR or Daily Simple SOFR; or
(ii) the Administrative Agent is advised by the Required Lenders that (A) prior to the commencement of any Interest Period for a Term Benchmark Borrowing, the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing for such Interest Period or (B) at any time (solely if applicable following a Benchmark Replacement or otherwise pursuant to this Section 2.14), Adjusted Daily Simple SOFR will not adequately and fairly reflect the cost to such Lenders (or Lender) of making or maintaining their Loans (or its Loan) included in such Borrowing;
then the Administrative Agent shall give notice thereof to the Borrower and the Lenders by telephone or electronic mail as promptly as practicable thereafter and, until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, any Interest Election Request that requests the conversion of any Borrowing to, or continuation of any Borrowing as, a Term Benchmark Borrowing and any Borrowing Request that requests a Term Benchmark Borrowing shall instead be deemed to be an Interest Election Request or a Borrowing Request, as applicable, for (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.14(a)(i) or (ii) above or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR is also the subject of Section 2.14(a)(i) or (ii) above; provided that, if the circumstances giving rise to such notice affect only one Type of Borrowings, then all other Types of Borrowings shall be permitted. Furthermore, if any Term Benchmark Loan or RFR Loan is outstanding on the date of the Borrower’s receipt of the notice from the Administrative Agent referred to in this Section 2.14(a) with respect to a Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until (x) the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark and (y) the Borrower delivers a new Interest Election Request in accordance with the terms of Section 2.08 or a new Borrowing Request in accordance with the terms of Section 2.03, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not also the subject of Section 2.14(a)(i) or (ii) above or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR is also the subject of Section 2.14(a)(i) or (ii) above; on such day.

(b) Notwithstanding anything to the contrary herein or in any other Loan Document (and any Swap Contract shall be deemed not to be a “Loan Document” for purposes of this Section 2.14), if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior to the Reference Time in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (1) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (2) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders of each affected Class.
(c) Notwithstanding anything to the contrary herein or in any other Loan Document, the Administrative Agent will have the right to make Benchmark Replacement Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document.
(d) The Administrative Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (f) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.14, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non‑occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.14.
(e) Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then‑current

Benchmark is a term rate (including the Term SOFR Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is or will be no longer representative, then the Administrative Agent may modify the definition of “Interest Period” for any Benchmark settings at or after such time to remove such unavailable or non‑representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is or will no longer be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” for all Benchmark settings at or after such time to reinstate such previously removed tenor.
(f) Upon the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any request for a Term Benchmark Borrowing or (solely if applicable pursuant to this Section 2.14) RFR Borrowing, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrower will be deemed to have converted any request for a Term Benchmark Borrowing into a request for a Borrowing of or conversion to (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event. During any Benchmark Unavailability Period or at any time that a tenor for the then-current Benchmark is not an Available Tenor, the component of ABR based upon the then-current Benchmark or such tenor for such Benchmark, as applicable, will not be used in any determination of ABR. Furthermore, if any Term Benchmark Loan or (solely if applicable pursuant to this Section 2.14) RFR Loan is outstanding on the date of the Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period with respect to the Relevant Rate applicable to such Term Benchmark Loan or RFR Loan, then until such time as a Benchmark Replacement is implemented pursuant to this Section 2.14, any Term Benchmark Loan shall on the last day of the Interest Period applicable to such Loan (or the next succeeding Business Day if such day is not a Business Day), be converted by the Administrative Agent to, and shall constitute, (x) an RFR Borrowing so long as the Adjusted Daily Simple SOFR is not the subject of a Benchmark Transition Event or (y) an ABR Borrowing if the Adjusted Daily Simple SOFR is the subject of a Benchmark Transition Event, on such day.
Section 2.15. Increased Costs
. (a) If any Change in Law shall:
(i) impose, modify or deem applicable any reserve, special deposit, liquidity or similar requirement (including any compulsory loan requirement, insurance charge or other assessment) against assets of, deposits with or for the account of, or credit extended by, any Lender (except any such reserve requirement reflected in the Adjusted Term SOFR Rate) or any Issuing Bank;
(ii) impose on any Lender or any Issuing Bank or the applicable offshore interbank market any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein; or
(iii) subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Excluded Taxes and (C) Connection Income Taxes) on its loans, loan principal, letters of credit, commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto;
and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, continuing, converting or maintaining any Loan (or of maintaining its obligation to make any such Loan) or to increase the cost to such Lender, such Issuing Bank or such other Recipient of participating in, issuing or maintaining any Letter of Credit or to reduce the amount of any sum received or receivable by such Lender, such Issuing Bank or such other Recipient hereunder (whether of principal, interest or otherwise), then, upon request of such Lender, such Issuing Bank or such other Recipient, the Borrower will pay to such Lender, such Issuing Bank or such other Recipient, as the case may be, such additional amount or amounts as will compensate such Lender, such Issuing Bank or such other Recipient, as the case may be, for such additional costs incurred or reduction suffered.
(b) If any Lender or Issuing Bank determines that any Change in Law regarding capital or liquidity requirements has or would have the effect of reducing the rate of return on such Lender’s or such Issuing Bank’s capital or on the capital of such Lender’s or such Issuing Bank’s holding company, if any, as a consequence of this Agreement or the Loans made by, or participations in Letters of Credit held by, such Lender, or the Letters of Credit issued by such Issuing Bank, to a level below that which such Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company could have achieved but for such Change in Law (taking into consideration such Lender’s or such Issuing Bank’s policies and the policies of such Lender’s or such Issuing Bank’s holding company with respect to capital adequacy and liquidity), then from time to time the Borrower will pay to such Lender or such Issuing Bank, as the case may be, such additional amount or amounts as will compensate such

Lender or such Issuing Bank or such Lender’s or such Issuing Bank’s holding company for any such reduction suffered as reasonably determined by the Administrative Agent, such Lender or such Issuing Bank (which determination shall be made in good faith (and not on an arbitrary or capricious basis) and generally consistent with similarly situated customers of the Administrative Agent, such Lender or such Issuing Bank, as applicable, under agreements having provisions similar to this Section 2.15, after consideration of such factors as the Administrative Agent, such Lender or such Issuing Bank, as applicable, then reasonably determines to be relevant).
(c) A certificate of a Lender or an Issuing Bank setting forth the amount or amounts necessary to compensate such Lender or such Issuing Bank or its holding company, as the case may be, as specified in paragraph (a) or (b) of this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender or such Issuing Bank, as the case may be, the amount shown as due on any such certificate within ten (10) days after receipt thereof.
(d) Failure or delay on the part of any Lender or any Issuing Bank to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s or such Issuing Bank’s right to demand such compensation; provided that, the Borrower shall not be required to compensate a Lender or an Issuing Bank pursuant to this Section for any increased costs or reductions incurred more than 180 days prior to the date that such Lender or such Issuing Bank, as the case may be, notifies the Borrower of the Change in Law giving rise to such increased costs or reductions and of such Lender’s or such Issuing Bank’s intention to claim compensation therefor; provided further that, if the Change in Law giving rise to such increased costs or reductions is retroactive, then the 180‑day period referred to above shall be extended to include the period of retroactive effect thereof.
Section 2.16. Break Funding Payments
. In the event of (a) the payment of any principal of any Term Benchmark Loan other than on the last day of an Interest Period applicable thereto (including as a result of an Event of Default or as a result of any prepayment pursuant to Section 2.11), (b) the conversion of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto, (c) the failure to borrow, convert, continue or prepay any Term Benchmark Loan on the date specified in any notice delivered pursuant hereto (regardless of whether such notice may be revoked under Section 2.11(a) and is revoked in accordance therewith) or (d) the assignment of any Term Benchmark Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.19 or 9.02(e), then, in any such event, the Borrower shall compensate each Lender for the loss, cost and expense attributable to such event. Such loss, cost or expense to any Lender shall be deemed to include an amount determined by such Lender to be the excess, if any, of (i) the amount of interest which would have accrued on the principal amount of such Loan had such event not occurred, at the Adjusted Term SOFR Rate that would have been applicable to such Loan, for the period from the date of such event to the last day of the then current Interest Period therefor (or, in the case of a failure to borrow, convert or continue, for the period that would have been the Interest Period for such Loan), over (ii) the amount of interest which would accrue on such principal amount for such period at the interest rate which such Lender would bid were it to bid, at the commencement of such period, for deposits in Dollars of a comparable amount and period from other banks in the applicable offshore interbank market. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof.
Section 2.17. Taxes
. (a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law. If any applicable law (as reasonably determined by a potential withholding agent) requires the deduction or withholding of any Tax from any such payment by a withholding agent, then the applicable withholding agent shall make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.17) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made.
(b) Payment of Other Taxes by the Borrower. The Borrower shall timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for, Other Taxes.
(c) Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.17, such Loan Party shall deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent.

(d) Indemnification by the Loan Parties. The Loan Parties shall jointly and severally indemnify each Recipient, within thirty (30) days after demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.17) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error.
(e) Indemnification by the Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 9.04(c) relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to setoff and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this paragraph (e).
(f) Exemption from Withholding. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in either (i) Section 2.17(f)(ii)(A), (ii)(B) and (ii)(D) below or (ii) Section 2.17(f)(iii) below) shall not be required if in the Lender’s reasonable judgment such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Borrower and the Administrative Agent in writing of its legal inability to do so.
(ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person:
(A) any Lender that is a U.S. Person shall deliver to the Borrower and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), an executed copy of IRS Form W‑9 certifying that such Lender is exempt from U.S. federal backup withholding tax;
(B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable:
(1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, an executed copy of IRS Form W‑8BEN or IRS Form W‑8BEN‑E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W‑8BEN or IRS Form W‑8BEN‑E, as applicable, establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty;
(2) in the case of a Foreign Lender claiming that its extension of credit will generate U.S. effectively connected income, an executed copy of IRS Form W‑8ECI;

(3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit B‑1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) an executed copy of IRS Form W‑8BEN or IRS Form W‑8BEN‑E; or
(4) to the extent a Foreign Lender is not the beneficial owner, an executed copy of IRS Form W‑8IMY, accompanied by IRS Form W‑8ECI, IRS Form W‑8BEN or IRS Form W‑8BEN‑E, a U.S. Tax Compliance Certificate substantially in the form of Exhibit B‑2 or Exhibit B‑3, IRS Form W‑9, and/or other certification documents from each beneficial owner, as applicable; provided that, if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit B‑4 on behalf of each such direct and indirect partner;
(C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and
(D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the Effective Date.
(iii) Without limiting the generality of the foregoing:
(A) Subject to Section 2.17(f)(iii)(B), from the earlier of (i) the UK Tax Migration Date and (ii) any payment by the Borrower to a UK Treaty Lender under a Loan Document in respect of which a UK Tax Deduction would be required absent relief under an applicable Treaty, the Borrower and the relevant UK Treaty Lender shall cooperate in completing any procedural formalities necessary for the Borrower to obtain authorization to make that payment without a UK Tax Deduction, including (unless the relevant party is unable to do so as a result of any change after the date it becomes a party to this Agreement in (or in the interpretation, administration or application of) any law or Treaty or any published practice or published concession of any relevant tax Authority) making and filing of an appropriate application for relief under an applicable Treaty.
(B) A UK Treaty Lender that holds a passport under the HMRC Double Taxation Treaty Passport Scheme (“UK DTTP Scheme”) and which wishes the UK DTTP Scheme to apply to this Agreement (to the extent applicable), shall confirm its scheme reference number and jurisdiction of tax residence in: (A) where the UK Treaty Lender is a Lender on the date of this Agreement, Schedule 2.17(f); or (B) where the UK Treaty Lender becomes a Lender after the date of this Agreement, the relevant Assignment and Assumption; and, having done so, that UK Treaty Lender shall be under no obligation pursuant to Section 2.17(f)(iii)(A) to cooperate with the Borrower save that such UK Treaty Lender may have an obligation to cooperate further with the Borrower in the circumstances described in Section 2.17(f)(iii)(C).
(C) If a UK Treaty Lender has confirmed its scheme reference number and its jurisdiction of tax residence in accordance with Section 2.17(f)(iii)(B) and:
(1) the Borrower making a payment to that UK Treaty Lender has not made a UK DTTP Filing in respect of that UK Treaty Lender; or
(2) the Borrower making a payment to that UK Treaty Lender has made a UK DTTP Filing in respect of that Lender but either (a) that UK DTTP Filing has been rejected by HMRC or (b) HMRC has not given the Borrower authority to make payments to that UK Treaty Lender without a UK Tax Deduction within forty five (45) Business Days of the date of the UK DTTP Filing, and in each case, the Borrower has notified that UK Treaty Lender in writing, that UK Treaty Lender and the Borrower shall cooperate in completing any additional procedural formalities necessary for the Borrower to obtain authorization to make that payment without a UK Tax Deduction.
(D) If a Lender has not confirmed its scheme reference number and jurisdiction of tax residence in accordance with Section 2.17(f)(iii)(B), the Borrower shall not make a UK DTTP Filing or file any other form relating to the UK DTTP Scheme in respect of that Lender’s Commitment or participation in any Loan unless the Lender otherwise agrees.
(E) The Borrower shall, promptly after making any UK DTTP Filing, deliver a copy of the UK DTTP Filing to the Administrative Agent for delivery to the relevant Lender.
(F) A Lender that is a Lender on the date of this Agreement that is a UK Qualifying Lender solely by virtue of clause (a)(ii) of the definition of “UK Qualifying Lender” gives a UK Tax Confirmation to the Borrower by entering into the Agreement. A Lender that is a UK Qualifying Lender solely by virtue of clause (a)(ii) of the definition of “UK Qualifying Lender” shall promptly notify the Borrower and the Administrative Agent if there is any change in the position from that set out in the UK Tax Confirmation.
(G) Each Lender shall indicate, for the benefit of the Administrative Agent and without any liability to the Borrower, whether it is:
(1) not a UK Qualifying Lender;
(2) a UK Qualifying Lender (that is not a UK Treaty Lender); or
(3) a UK Treaty Lender,
in (x) where the Lender is a Lender on the date of this Agreement, at Schedule 2.17(f); or (y) where the Lender becomes a Lender after the date of this Agreement, the relevant Assignment and Assumption. If a Lender fails to indicate its status in accordance with this Section 2.17(f)(iii)(G) then such Lender shall be treated for the purposes of this Agreement (including by the Borrower) as if it is not a UK Qualifying Lender until such time as it notifies the Borrower and the Administrative Agent.
(H) The Borrower or an Affiliate thereof shall (i) promptly upon becoming aware that the Borrower must make a UK Tax Deduction (or that there is any change in the rate or the basis of a UK Tax Deduction) and (ii) at least fifteen (15) days in advance of the UK Tax Migration Date, notify the Administrative Agent accordingly. Similarly, a Lender shall notify the Borrower and the Administrative Agent within fifteen (15) days of becoming so aware of a UK Tax Deduction being required in respect of a payment payable to that Lender.

(g) Treatment of Certain Refunds. If any Credit Party determines, in its sole discretion exercised in good faith, that it either (i) is entitled to a refund of any Taxes relating to a UK Tax Deduction as to which it has been indemnified pursuant to Section 2.17 (a “UK Tax Deduction Refund”) or (ii) has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.17 (in each case of (i) and (ii) including by the payment of additional amounts pursuant to this Section 2.17), it shall (i) cooperate with the relevant indemnifying party to obtain any such UK Tax Deduction Refund from the relevant Tax Authority and (ii) pay to the indemnifying party an amount equal to such refund (including any UK Tax Deduction Refund actually obtained by such Credit Party but in any case only to the extent of indemnity payments made under this Section 2.17 with respect to the Taxes giving rise to such refund), net of all out of pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this paragraph (g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this paragraph (g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this paragraph (g) the payment of which would place the indemnified party in a less favorable net after Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person.
(h) VAT.
(i) All amounts expressed to be payable under a Loan Document by any Party to a Credit Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (ii) below, if VAT is or becomes chargeable on any supply made by any Credit Party to any Party under a Loan Document and such Credit Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Credit

Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Credit Party must promptly provide an appropriate VAT invoice to that Party).
(ii) If VAT is or becomes chargeable on any supply made by any Credit Party (the “Supplier”) to any other Credit Party (the “VAT Recipient”) under a Loan Document, and any Party other than the VAT Recipient (the “Relevant Party”) is required by the terms of any Loan Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the VAT Recipient in respect of that consideration):
(A) (where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT. The VAT Recipient must (where this paragraph (A) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the VAT Recipient receives from the relevant tax authority which the VAT Recipient reasonably determines relates to the VAT chargeable on that supply; and
(B) (where the VAT Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the VAT Recipient, pay to the VAT Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the VAT Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.
(iii) Where a Loan Document requires any Party to reimburse or indemnify a Credit Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Credit Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Credit Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.
(iv) Any reference in this Section 2.17(h) to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term “representative member” to have the same meaning as in the Value Added Tax Act 1994).
(v) In relation to any supply made by a Credit Party to any Party under a Loan Document, if reasonably requested by such Credit Party, that Party must promptly provide such Credit Party with details of that Party’s VAT registration and such other information as is reasonably requested in connection with such Credit Party’s VAT reporting requirements in relation to such supply.
(i) Survival. Each party’s obligations under this Section 2.17 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all obligations under any Loan Document.
(j) Defined Terms. For purposes of this Section 2.17, the term “Lender” includes the Issuing Banks and the term “applicable law” includes FATCA.
Section 2.18. Payments Generally; Allocations of Proceeds; Pro Rata Treatment; Sharing of Setoffs
.
(a) The Borrower shall make each payment or prepayment required to be made by it hereunder (whether of principal, interest, fees or reimbursement of LC Disbursements, or of amounts payable under Section 2.15, 2.16 or 2.17, or otherwise) in Dollars prior to 12:00 noon, New York City time on the date when due or the date fixed for any prepayment hereunder, in immediately available funds, without setoff, recoupment or counterclaim. Any amounts received after such time on any date may, in the discretion of the Administrative Agent, be deemed to have been received on the next succeeding Business Day for purposes of calculating interest thereon. All such payments shall be made to the Administrative Agent at its offices at 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, except payments to be made directly to an Issuing Bank as expressly provided herein and except that payments pursuant to Sections 2.15, 2.16, 2.17 and 9.03 shall be made directly to the Persons entitled thereto. The Administrative Agent shall distribute any such payments received by it for the account of any other Person to the appropriate recipient promptly following receipt thereof. If any payment under this Agreement shall be due on a day that is not a Business Day, the date for payment shall be extended to the next succeeding Business Day, and, in the case of any payment accruing interest, interest thereon shall be payable for the period of such extension. All payments hereunder shall be made in Dollars.
(b) At any time that payments are not required to be applied in the manner required by Section 7.03, if at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, unreimbursed LC Disbursements, interest and fees then due hereunder, such funds shall be applied (i) first, towards payment of interest and fees then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees then due to such parties, and (ii) second, towards payment of principal and unreimbursed LC Disbursements then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal and unreimbursed LC Disbursements then due to such parties.
(c) At the election of the Administrative Agent, all payments of principal, interest, LC Disbursements, fees, premiums, reimbursable expenses (including all reimbursement for fees and expenses pursuant to Section 9.03), and other sums payable under the Loan Documents, may be paid from the proceeds of Borrowings made hereunder whether made following a request by the Borrower pursuant to Section 2.03 or a deemed request as provided in this Section or may be deducted from any deposit account of the Borrower maintained with the Administrative Agent. The Borrower hereby irrevocably authorizes (i) the Administrative Agent to make a Borrowing for the purpose of paying each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents and agrees that all such amounts charged shall constitute Loans and that all such Borrowings shall be deemed to have been requested pursuant to Section 2.03 or 2.05, as applicable and (ii) the Administrative Agent to charge any deposit account of the Borrower maintained with the Administrative Agent for each payment of principal, interest and fees as it becomes due hereunder or any other amount due under the Loan Documents.
(d) If, except as expressly provided herein, any Lender shall, by exercising any right of setoff or counterclaim or otherwise, obtain payment in respect of any principal of or interest on any of its Loans or participations in LC Disbursements resulting in such Lender receiving payment of a greater proportion of the aggregate amount of its Loans and participations in LC Disbursements and accrued interest thereon than the proportion received by any other similarly situated Lender, then the Lender receiving such greater proportion shall purchase (for cash at face value) participations in the Loans and participations in LC Disbursements of other Lenders to the extent necessary so that the benefit of all such payments shall be shared by all such Lenders ratably in accordance with the aggregate amount of principal of and accrued interest on their respective Loans and participations in LC Disbursements; provided that, (i) if any such participations are purchased and all or any portion of the payment giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest, and (ii) the provisions of this paragraph shall not be construed to apply to any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement or any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or participations in LC Disbursements to any assignee or participant, other than to the Parent Guarantor, the Borrower, any Subsidiary or any Affiliate thereof (which assignments and participations shall not be permitted). The Borrower consents to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against the Borrower rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of the Borrower in the amount of such participation.
(e) Unless the Administrative Agent shall have received, prior to any date on which any payment is due to the Administrative Agent for the account of the relevant Lenders or the relevant Issuing Bank pursuant to the terms of this Agreement or any other Loan Document (including any date that is fixed for prepayment by notice from the Borrower to the Administrative Agent pursuant to Section 2.11(a)), notice from the Borrower that the Borrower will not make such payment or prepayment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in reliance upon such assumption, distribute to the relevant Lenders or the Issuing Banks, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the relevant Lenders or the Issuing Banks, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or such Issuing Bank with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation.
Section 2.19. Mitigation Obligations; Replacement of Lenders
. (a) If any Lender requests compensation under Section 2.15, or if the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17, then such Lender shall use reasonable efforts to designate a different lending office for funding or booking its Loans hereunder or to assign its rights and obligations hereunder to another of its offices, branches or Affiliates, if, in the judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.15 or 2.17, as the case may be, in the future and (ii) would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender. The Borrower hereby agrees to pay all reasonable costs and expenses incurred by any Lender in connection with any such designation or assignment.

(b) If (i) any Lender requests compensation under Section 2.15, (ii) the Borrower is required to pay any Indemnified Taxes or additional amounts to any Lender or any Governmental Authority for the account of any Lender pursuant to Section 2.17 or (iii) any Lender becomes a Defaulting Lender, then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent, require such Lender to assign and delegate, without recourse (in accordance with and subject to the restrictions contained in Section 9.04), all its interests, rights (other than its existing rights to payments pursuant to Section 2.15 or 2.17) and obligations under this Agreement and the other Loan Documents to an assignee that shall assume such obligations (which assignee may be another Lender, if a Lender accepts such assignment); provided that, (i) the Borrower shall have received the prior written consent of the Administrative Agent (and if a Revolving Commitment is being assigned, the Issuing Banks), which consent shall not unreasonably be withheld, (ii) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans and participations in LC Disbursements, accrued interest thereon, accrued fees and all other amounts payable to it hereunder, from the assignee (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts) and (iii) in the case of any such assignment resulting from a claim for compensation under Section 2.15 or payments required to be made pursuant to Section 2.17, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment and delegation if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. Each party hereto agrees that (i) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that, any such documents shall be without recourse to or warranty by the parties thereto.
Section 2.20. Incremental Facilities
.
(a) The Borrower may, at any time other than during the Covenant Relief Period, on one or more occasions on or after the Funding Date pursuant to an Incremental Amendment (i) add one or more new Classes of term facilities and/or increase the principal amount of the Term Loans of any existing Class by requesting new commitments to provide such Term Loans (any such commitments, “Incremental Term Commitments” and any such new Class or increase, an “Incremental Term Facility” and any loan made pursuant to any Incremental Term Facility, “Incremental Term Loans”) and/or (ii) increase the aggregate amount of the Revolving Commitments (an “Incremental Revolving Facility” and, together with any Incremental Term Facility, “Incremental Facilities”; the commitments thereunder, the “Incremental Revolving Commitments” and the loans thereunder, “Incremental Revolving Loans” and any Incremental Revolving Loans, together with any Incremental Term Loans, “Incremental Loans”) in an aggregate principal amount not to exceed the Incremental Available Amount;
provided that,
(i) no Incremental Facility may be in an amount that is less than $5,000,000 (or such lesser amount to which the Administrative Agent may reasonably agree),
(ii) except as the Borrower and any Lender may separately agree, no Lender shall be obligated to provide any Incremental Commitment, and the determination to provide any Incremental Commitment shall be within the sole and absolute discretion of such Lender,
(iii) no Incremental Facility or Incremental Loan (nor the creation, provision or implementation thereof) shall require the approval of any existing Lender other than in its capacity, if any, as a lender providing all or part of any Incremental Commitment or Incremental Loan,
(iv) except as otherwise permitted herein the terms of any Incremental Term Facility, if not substantially consistent with those applicable to any then-existing Term Loans, must be (x) reasonably acceptable to the Administrative Agent or (y) only applicable to the period after the Latest Maturity Date,
(v) each Incremental Revolving Facility shall have the same terms, other than upfront fees, as the Revolving Facility,
(vi) the final maturity date with respect to any Class of Incremental Term Loans shall be no earlier than the Maturity Date,
(vii) the Weighted Average Life to Maturity of any Incremental Term Facility shall be no shorter than the remaining Weighted Average Life to Maturity of any then-existing tranche of Term Loans (without giving effect to any prepayment thereof),

(viii) subject to clauses (vi) and (vii) above, any Incremental Term Facility may otherwise have an amortization schedule as determined by the Borrower and the lenders providing such Incremental Term Facility,
(ix) subject to clause (v) above, the pricing (including interest rate and fees) of any Incremental Facility shall be determined by the Borrower and the arrangers and/or lenders providing such Incremental Facility,
(x) (A) each Incremental Term Facility or Incremental Revolving Facility shall rank (i) on a pari passu basis with or on a junior basis to the Term Loans and Revolving Loans in right of payment and (ii) on a pari passu basis with the Term Loans and Revolving Loans in right of security or shall be unsecured and (B) no Incremental Facility may be (x) guaranteed by any Person which is not a Loan Party or (y) secured by any assets other than the Collateral,
(xi) (A) subject to Section 1.12, no Default or Event of Default shall exist immediately prior to or after giving effect to such Incremental Facility, and (B) the representations and warranties of the Loan Parties (or, if agreed to by the lenders thereof, customary “SunGard” representations and warranties) set forth in this Agreement and the other Loan Documents shall be true and correct in all material respects (or if qualified by materiality or Material Adverse Effect, in all respects) on and as of the date such Incremental Facility becomes effective with the same effect as though such representations and warranties had been made on and as of such date; provided that, to the extent that any representation and warranty specifically refers to a given date or period, it shall be true and correct in all material respects as of such date or for such period;
(xii) any Incremental Term Facility shall participate (A) in any voluntary prepayment of Term Loans as set forth in Section 2.11(a) and (B) in any mandatory prepayment of Term Loans as set forth in Section 2.11(b) and (c), in each case, to the extent provided in such Sections,
(xiii) the proceeds of any Incremental Facility may be used for working capital and/or purchase price adjustments and other general corporate purposes and any other use not prohibited by this Agreement, and
(xiv) on the date of the Borrowing of any Incremental Term Loans that will be of the same Class as any then-existing Class of Term Loans, and notwithstanding anything to the contrary set forth in Sections 2.08 or 2.13, such Incremental Term Loans shall be added to (and constitute a part of, be of the same Type as and, at the election of the Borrower, have the same Interest Period as) each Borrowing of outstanding Term Loans of such Class on a pro rata basis (based on the relative sizes of such Borrowings), so that each Term Lender providing such Incremental Term Loans will participate proportionately in each then-outstanding Borrowing of Term Loans of such Class; it being acknowledged that the application of this clause (a)(xiv) may result in new Incremental Term Loans having an Interest Period (the duration of which may be less than one month) that begins during an Interest Period then applicable to outstanding Term Benchmark Loans of the relevant Class and which ends on the last day of such Interest Period.
(b) Incremental Commitments may be provided by any existing Lender, or by any other eligible assignee (any such other lender being called an “Incremental Lender”); provided that, the Administrative Agent (and, in the case of any Incremental Revolving Facility, each Issuing Bank) shall have a right to consent (such consent not to be unreasonably withheld or delayed) to the relevant Incremental Lender’s provision of Incremental Commitments if such consent would be required under Section 9.04 for an assignment of Loans to such Incremental Lender, mutatis mutandis, to the same extent as if the relevant Incremental Commitments and related Obligations had been acquired by such Lender by way of assignment.
(c) Each Lender or Incremental Lender providing a portion of any Incremental Commitment shall execute and deliver to the Administrative Agent and the Borrower all such documentation (including the relevant Incremental Amendment) as may be reasonably required by the Administrative Agent to evidence and effectuate such Incremental Commitment. On the effective date of such Incremental Commitment, each Incremental Lender shall become a Lender for all purposes in connection with this Agreement.
(d) As conditions precedent to the effectiveness of any Incremental Facility or the making of any Incremental Loans, (i) upon its request, the Administrative Agent shall be entitled to receive customary written opinions of counsel, as well as such reaffirmation agreements, supplements and/or amendments as it shall reasonably require, (ii) the Administrative Agent shall be entitled to receive, from each Incremental Lender, an Administrative Questionnaire and such other documents as it shall reasonably require from such Incremental Lender, (iii) the Administrative Agent, on behalf of the Incremental Lenders, or the Incremental Lenders, as applicable, shall have received the amount of any fees payable to the Incremental Lenders in respect of such Incremental Facility or Incremental Loans, (iv) subject to Section 2.20(h), the Administrative Agent shall have received a Borrowing Request as if the relevant Incremental Loans were subject to Section 2.03 or another written request the form of which is reasonably acceptable to the Administrative Agent (it being understood and agreed that the requirement to deliver a Borrowing Request shall not result in the imposition of any additional condition precedent to the availability of the relevant Incremental Loans) and (v) the Administrative Agent shall be entitled to receive a certificate of the Borrower signed by a Financial Officer thereof (A) certifying and attaching a copy of the resolutions adopted by the governing body of the Borrower and (B) to the extent applicable, certifying that the condition set forth in clause (a)(xi) above has been satisfied.
(e) Upon the implementation of any Incremental Revolving Facility pursuant to this Section 2.20:
(i) each Revolving Lender immediately prior to such increase will automatically and without further act be deemed to have assigned to each relevant Incremental Revolving Facility Lender, and each relevant Incremental Revolving Facility Lender will automatically and without further act be deemed to have assumed a portion of such Revolving Lender’s participations hereunder in outstanding Letters of Credit such that, after giving effect to each deemed assignment and assumption of participations, all of the Revolving Lenders’ (including each Incremental Revolving Facility Lender) participations hereunder in Letters of Credit shall be held on a pro rata basis on the basis of their respective Revolving Commitments (after giving effect to any increase in the Revolving Commitment pursuant to this Section 2.20); and
(ii) the existing Revolving Lenders shall assign Revolving Loans to certain other Revolving Lenders (including the Revolving Lenders providing the relevant Incremental Revolving Facility), and such other Revolving Lenders (including the Revolving Lenders providing the relevant Incremental Revolving Facility) shall purchase such Revolving Loans, in each case to the extent necessary so that all of the Revolving Lenders participate in each outstanding Borrowing of Revolving Loans pro rata on the basis of their respective Revolving Commitments (after giving effect to any increase in the Revolving Commitment pursuant to this Section 2.20); it being understood and agreed that the minimum borrowing, pro rata borrowing and pro rata payment requirements contained elsewhere in this Agreement shall not apply to the transactions effected pursuant to this clause (ii).
(f) On the date of effectiveness of any Incremental Revolving Facility, the maximum amount of LC Exposure permitted hereunder shall increase by an amount, if any, agreed upon by the Borrower, the Administrative Agent and the relevant Issuing Bank.
(g) The Lenders hereby irrevocably authorize the Administrative Agent to enter into any Incremental Amendment and/or any amendment to any other Loan Document as may be necessary in order to establish new Classes or sub-Classes in respect of Loans or commitments pursuant to this Section 2.20, such technical amendments as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower in connection with the establishment of such new Classes or sub-Classes, in each case on terms consistent with this Section 2.20 and such other amendments as are described in Section 9.02.
(h) Notwithstanding anything to the contrary in this Section 2.20 or in any other provision of any Loan Document, if the proceeds of any Incremental Facility are intended to be applied to finance a Permitted Acquisition or other similar Investment and the lenders providing such Incremental Facility so agree, the availability thereof shall be subject to customary “SunGard” or “certain funds” conditionality.
(i) This Section 2.20 shall supersede any provision in Section 9.02 to the contrary.
Each of the parties hereto hereby agrees that, upon the effectiveness of any Incremental Amendment, this Agreement shall be amended as necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower to effect the provisions of or be consistent with this Section 2.20. Any such amendment may be memorialized in writing by the Administrative Agent with the Borrower’s consent (not to be unreasonably withheld) but without the consent of any other Lender (other than the Incremental Lenders providing such Incremental Facility), and furnished to the other parties hereto.
Section 2.21. Defaulting Lenders
. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:
(a) fees shall cease to accrue on the unfunded portion of the Revolving Commitment of such Defaulting Lender pursuant to Section 2.12(a);
(b) any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 7.03 or otherwise) or received by the Administrative Agent from a Defaulting Lender pursuant to Section 9.08 shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to any Issuing Bank hereunder; third, to cash collateralize LC Exposure with respect to such Defaulting Lender in accordance with this Section; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a deposit account and released pro rata in order to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement and (y) cash collateralize future LC Exposure with respect to such Defaulting Lender with respect to future Letters of Credit issued under this Agreement, in accordance with this Section; sixth, to the payment of any amounts owing to the Lenders or the Issuing Banks as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any Issuing Bank against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement or under any other Loan Document; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that, if (x) such payment is a payment of the principal amount of any Loans or LC Disbursements in respect of which such Defaulting Lender has not fully funded its appropriate share, and (y) such Loans were made or the related Letters of Credit were issued at a time when the conditions set forth in Section 4.03 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and LC Disbursements owed to, all non‑Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or LC Disbursements owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in the Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure are held by the Lenders pro rata in accordance with the Revolving Commitments without giving effect to clause (d) below. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post cash collateral pursuant to this Section shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto;
(c) the Revolving Commitment and Revolving Credit Exposure of such Defaulting Lender shall not be included in determining whether the Required Lenders or the Required Revolving Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 9.02); provided further that, any amendment, waiver or other modification requiring the consent of all Lenders or all Lenders directly affected thereby shall not, except as otherwise provided in Section 9.02, require the consent of such Defaulting Lender in accordance with the terms hereof;
(d) if any LC Exposure exists at the time such Lender becomes a Defaulting Lender then:
(i) all or any part of the LC Exposure of such Defaulting Lender shall be reallocated among the non‑Defaulting Lenders in accordance with their respective Applicable Percentages but only to the extent that such reallocation does not, as to any non‑Defaulting Lender, cause such non‑Defaulting Lender’s Revolving Credit Exposure to exceed its Revolving Commitment;
(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within one (1) Business Day following notice by the Administrative Agent, cash collateralize for the benefit of the relevant Issuing Bank only the Borrower’s obligations corresponding to such Defaulting Lender’s LC Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 2.06(j) for so long as such LC Exposure is outstanding;
(iii) if the Borrower cash collateralizes any portion of such Defaulting Lender’s LC Exposure pursuant to clause (ii) above, the Borrower shall not be required to pay any fees to such Defaulting Lender pursuant to Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure during the period such Defaulting Lender’s LC Exposure is cash collateralized;
(iv) if the LC Exposure of the non‑Defaulting Lenders is reallocated pursuant to clause (i) above, then the fees payable to the Lenders pursuant to Section 2.12(a) and Section 2.12(b) shall be adjusted in accordance with such non‑Defaulting Lenders’ Applicable Percentages; and
(v) if all or any portion of such Defaulting Lender’s LC Exposure is neither reallocated nor cash collateralized pursuant to clause (i) or (ii) above, then, without prejudice to any rights or remedies of any Issuing Bank or any other Lender hereunder, all letter of credit fees payable under Section 2.12(b) with respect to such Defaulting Lender’s LC Exposure shall be payable to relevant Issuing Bank until and to the extent that such LC Exposure is reallocated and/or cash collateralized; and
(e) so long as such Lender is a Defaulting Lender, the Issuing Banks shall not be required to issue, amend or increase any Letter of Credit, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Exposure will be 100% covered by the Revolving Commitments of the non‑Defaulting Lenders and/or cash collateral will be provided by the Borrower in accordance with Section 2.21(d), and LC Exposure related to any newly issued or increased Letter of Credit shall be allocated among non‑Defaulting Lenders in a manner consistent with Section 2.21(d)(i) (and such Defaulting Lender shall not participate therein).
If (i) a Bankruptcy Event or a Bail‑In Action with respect to a Lender Parent shall occur following the date hereof and for so long as such event shall continue or (ii) any Issuing Bank has a good faith belief that any Lender has defaulted in fulfilling its obligations under one or more other agreements in which such Lender commits to extend credit, such Issuing Bank shall not be required to issue, amend or increase any Letter of Credit, unless such Issuing Bank shall have entered into arrangements with the Borrower or such Lender, satisfactory to the Issuing Banks, as the case may be, to defease any risk to it in respect of such Lender hereunder.
In the event that the Administrative Agent, the Borrower and the Issuing Banks each agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the LC Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Commitment and on such date such Lender shall purchase at par such of the Loans of the other Lenders as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Applicable Percentage.
Article III Representations and Warranties
Each of the Parent Guarantor and the Borrower represents and warrants to the Lenders that:
Section 3.01. Organization; Powers; Subsidiaries
. Each Loan Party and each Restricted Subsidiary (other than any Immaterial Subsidiary) thereof (a) is duly incorporated, organized, formed or registered, validly existing and, as applicable, in good standing under the Laws of the jurisdiction of its incorporation, association, organization, formation or registration (to the extent that such concept exists in such jurisdiction); (b) has all requisite power and authority and all requisite governmental licenses, authorizations, consents and approvals to (i) own or lease its assets and carry on its business as currently conducted and (ii) in the case of each Loan Party, execute, deliver and perform its obligations under the Loan Documents to which it is a party; and (c) is duly qualified and is licensed and, as applicable, in good standing under the Laws of each jurisdiction where its ownership, lease or operation of properties or the conduct of its business requires such qualification or license, except in each case referred to in clauses (a) (other than with respect to the Loan Parties), (b)(i) or (c), to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect.
Section 3.02. Authorization; No Contravention
. The execution, delivery and performance by each Loan Party of each Loan Document to which such Person is party (a) have been duly authorized by all necessary corporate or other organizational action, and (b) do not (i) contravene the terms of any of such Person’s Organization Documents, (ii) conflict with or result in any breach or contravention of, or the creation of any Lien (other than as permitted under Section 6.01) under, or require any payment to be made under (x) any material contract to which such Person is a party or affecting such Person or the properties of such Person or any Restricted Subsidiary or (y) any order, injunction, writ or decree of any Governmental Authority or any arbitral award to which such Person or its property is subject or (iii) violate any Law, except in each case referred to in clauses (ii) or (iii), to the extent that such conflict, breach, contravention, Lien, payment or violation would not reasonably be expected to have a Material Adverse Effect.
Section 3.03. Governmental Approvals; Other Consents
. No material approval, consent, exemption, authorization, or other action by, or notice to, or filing with, any Governmental Authority or any other Person is necessary or required in connection with (a) the execution, delivery or performance by, or enforcement against, any Loan Party of this Agreement or any other Loan Document, or for the consummation of the Transactions (other than any such approval, consent, exemption, authorization, other action or filing expressly set forth in the Funding Date Acquisition Agreements that is necessary or required for the consummation of the Funding Date Acquisitions and is received on or prior to the Funding Date), (b) the grant by any Loan Party of the Liens granted by it pursuant to the Collateral Documents or (c) the perfection or maintenance of the Liens created under the Collateral Documents (including the priority thereof), except in each case for (x) filings and actions completed on or prior to the Funding Date and as contemplated hereby and by the Collateral Documents necessary to perfect or maintain the Liens on the Collateral granted by the Loan Parties in favor of the Administrative Agent for the benefit of the Secured Parties (including, without limitation, UCC financing statements, filings in the United States Patent and Trademark Office and the United States Copyright Office and Mortgages (if any)), (y) payment of Cayman Islands stamp duty in the event that any Loan Document is executed in, or brought into, the Cayman Islands and (z) (i) approvals, consents, exemptions, authorizations, actions, notices, filings and (ii) to the extent necessary, clearances, registrations and listings, in each case, which have been duly obtained, taken, given or made and are in full force and effect or which would not reasonably be expected to have a Material Adverse Effect
Section 3.04. Binding Effect
. This Agreement has been, and each other Loan Document, when delivered hereunder, will have been, duly executed and delivered by each Loan Party that is party thereto. This Agreement constitutes, and each other Loan Document when so delivered will constitute, a legal, valid and binding obligation of such Loan Party, enforceable against each Loan Party that is party thereto in accordance with its terms, in each case subject to the Foreign Perfection Requirements (solely in the case of any Foreign Loan Party) and except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

Section 3.05. Financial Condition; No Material Adverse Change
.
(a) The Historical Annual Financial Statements: (A) were prepared in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein and (B) fairly present, in all material respects, the financial condition of Obagi and Milk, respectively, as of the date thereof and the applicable results of operations for the period covered thereby in accordance with GAAP consistently applied throughout the period covered thereby, except as otherwise expressly noted therein; provided that the representation and warranty set forth in this Section 3.05(a) shall not be made until the requirement in Section 2(c) of the Second Amendment has been met.
(b) The Target Quarterly Financial Statements and the Waldencast Acquisition Corp. Quarterly Financial Statements: (A) were each prepared in accordance with GAAP consistently applied throughout the period covered thereby, subject only to normal year-end audit adjustments and the absence of footnotes, except as otherwise expressly noted therein, and (B) fairly present, in all material respects, the financial condition of each Target and its respective Subsidiaries and Waldencast Acquisition Corp., respectively, as of the date hereof and their results of operations for the period covered hereby; provided that the representation and warranty set forth in this Section 3.05(b) shall not be made until the requirement in Section 2(c) of the Second Amendment has been met.
(c) Since December 31, 2021, there has been no event or circumstance, either individually or in the aggregate, that has had or would reasonably be expected to have a Material Adverse Effect.
Section 3.06. Litigation
. There are no actions, suits, proceedings, claims or disputes pending or, to the knowledge of the Parent Guarantor or the Borrower, threatened, at law, in equity, in arbitration or by or before any Governmental Authority, by or against the Parent Guarantor, the Borrower or any Restricted Subsidiary or against any of their properties or revenues that are reasonably likely to be adversely determined and, if so determined, would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.
Section 3.07. No Default
. Each of the Parent Guarantor, the Borrower and each Restricted Subsidiary is in compliance with all indentures, agreements and other instruments binding upon it or its property, except where the failure to do so, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect. No Default has occurred and is continuing or would result from the consummation of the transactions contemplated by this Agreement or any other Loan Document.
Section 3.08. Ownership of Property; Liens
. Each of the Parent Guarantor, the Borrower and each Restricted Subsidiary has good record and marketable title in fee simple to, or valid leasehold interests in, all real property necessary or used in the ordinary conduct of its business, including the Mortgaged Property, except for such defects in title that do not materially interfere with its ability to conduct its business as currently conducted or to utilize such assets for their intended purposes and Liens permitted under Section 6.01 and except where the failure to have such title or other interest would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
Section 3.09. Environmental
.
(a) Each of the Loan Parties and the Restricted Subsidiaries is and has been in compliance with all Environmental Laws and has received and maintained in full force and effect all Environmental Permits required for its current operations, except where non‑compliance would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(b) No Environmental Claim is pending or, to the Loan Parties’ knowledge, proposed, threatened or anticipated, with respect to or in connection with any Loan Party or the Restricted Subsidiaries or any real properties now or previously owned, leased or operated by any Loan Party or the Restricted Subsidiaries except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(c) To the Loan Parties’ knowledge, there are no Environmental Liabilities of any Restricted Subsidiary of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and there are no facts, conditions, situations or set of circumstances which could reasonably be expected to result in or be the basis for any such Environmental Liability, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(d) Neither the Parent Guarantor, nor the Borrower nor any Restricted Subsidiary has assumed or retained any Environmental Liability of any other Person, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

This Section 3.09 contains the sole and exclusive representations and warranties of the Loan Parties with respect to environmental matters.
Section 3.10. Insurance
. The properties of the Parent Guarantor, the Borrower and the Restricted Subsidiaries are insured with financially sound and reputable insurance companies that are not Affiliates of the Borrower, in such amounts, with such deductibles and covering such risks as are customarily carried by companies engaged in similar businesses and owning similar properties in localities where the Parent Guarantor, the Borrower or the applicable Restricted Subsidiary operates.
Section 3.11. Taxes
.
(a) The Parent Guarantor, the Borrower and the Restricted Subsidiaries have filed all Federal, state and other material tax returns and reports required to be filed, and have paid all Federal, state and other material taxes, assessments, fees and other governmental charges levied or imposed upon them or their properties, income, business, franchise or assets otherwise due and payable, except (a) those which are being contested in good faith by appropriate proceedings diligently conducted and for which adequate reserves have been provided in accordance with GAAP or (b) to the extent that failure to do so would not reasonably be expected to result in a Material Adverse Effect.

Section 3.12. Jersey Representations
. In relation to the Borrower:
(a) it is and will remain an “international services entity” (within the meaning of the Goods and Services Tax (Jersey) Law 2007);
(b) it is charged to income tax in Jersey at a rate of zero per cent, under the Income Tax (Jersey) Law 1961;
(c) it has not owned and does not own land in Jersey.
Section 3.13. Deduction of UK Tax
. It is not required to make any deduction for or on account of Tax from any payment it may make under any Loan Document to a Lender which is:
(a) a UK Qualifying Lender:
(i) falling within paragraph (a)(i) of the definition of “UK Qualifying Lender”; or
(ii) except where a UK Direction has been given under section 931 of the UK Taxes Act in relation to the payment concerned, falling within paragraph (a)(ii) of the definition of “UK Qualifying Lender”; or
(iii) falling within paragraph (b) of the definition of “UK Qualifying Lender” or;
(b) a UK Treaty Lender and the payment is one specified in a direction given by the Commissioners of Revenue & Customs under Regulation 2 of the Double Taxation Relief (Taxes on Income) (General) Regulations 1970 (SI 1970/488) of the United Kingdom.
Section 3.14. ERISA Compliance; Labor Matters
.
(a) No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, would reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Pension Plan (based on the assumptions used for purposes of FASB Accounting Standards Codification 715 or subsequent recodification thereof, as applicable) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of such Pension Plan, and the present value of all accumulated benefit obligations of all underfunded Pension Plans (based on the assumptions used for purposes of FASB Accounting Standards Codification 715 or subsequent recodification thereof, as applicable) did not, as of the date of the most recent financial statements reflecting such amounts, exceed the fair market value of the assets of all such underfunded Pension Plans, except to the extent that such excess would not reasonably be expected to have a Material Adverse Effect.
(b) There are no strikes, or other labor disputes pending or threatened against the Parent Guarantor, the Borrower or any Restricted Subsidiary, the hours worked and payments made to employees of the Parent Guarantor, the Borrower and the Restricted Subsidiaries have not been in material violation of the Fair Labor Standards Act or any other applicable law dealing with such matters and all payments due from the Parent Guarantor, the Borrower or any Restricted Subsidiary or for which any claim may be made against the Parent Guarantor, the Borrower or any Restricted Subsidiary, on account of wages and employee health and welfare insurance and other benefits have been paid or accrued as a liability on the books of the Parent Guarantor, the Borrower or such Restricted Subsidiary to the extent required by GAAP. Except as would not reasonably be expected to result in a Material Adverse Effect, the consummation of the Transactions will not give rise to a right of termination or right of renegotiation on the part of any union under any material collective bargaining agreement to which the Parent Guarantor, the Borrower or any Restricted Subsidiary (or any predecessor) is a party or by which the Parent Guarantor, the Borrower or any Restricted Subsidiary (or any predecessor) is bound.
Section 3.15. Subsidiaries; Equity Interests
. As of each of the Effective Date and the Funding Date, (x) the Parent Guarantor has no Subsidiaries other than those specifically disclosed in Part (a) of Schedule 3.15, and (y) all of the outstanding Equity Interests in such Subsidiaries have been validly issued, are fully paid and nonassessable and are owned by the Parent Guarantor or the Subsidiaries in the amounts specified on Part (a) of Schedule 3.15 free and clear of all Liens except those created under the Collateral Documents and Permitted Prior Liens. As of each of the Effective Date and the Funding Date, (x) the Parent Guarantor has no equity investments in an individual amount in excess of $500,000 (valued at the time of such initial investment) in any other Person other than (i) those specifically disclosed in Part (b) of Schedule 3.15 and (ii) investments in Subsidiaries and (y) there are no Unrestricted Subsidiaries.
Section 3.16. Margin Regulations; Investment Company Act
.
(a) The Borrower is not engaged, principally or as one of its important activities, in the business of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Federal Reserve Board), or extending credit for the purpose of purchasing or carrying margin stock and no proceeds of any Borrowings or Letter of Credit will be used for any purpose that violates Regulation U issued by the Federal Reserve Board.
(b) None of the Borrower, the Parent Guarantor, any Person Controlling the Parent Guarantor, the Borrower or any Restricted Subsidiary is or is required to be registered as an “investment company” under the Investment Company Act of 1940.
Section 3.17. Disclosure
. No report, financial statement, certificate or other written information (other than projected financial information and information of a general economic or industry nature) furnished in writing by or on behalf of any Loan Party to the Administrative Agent or any Lender in connection with the Transactions or delivered hereunder or under any other Loan Document (in each case, taken as a whole and as modified or supplemented by other information so furnished) contains any material misstatement of fact or omits to state any material fact necessary to make the statements therein (when taken as a whole), in the light of the circumstances under which they were made, not materially misleading; provided that, with respect to projected financial information, the Borrower represents only that such information was prepared in good faith based upon assumptions believed by it to be reasonable at the time made, it being recognized by the Administrative Agent and the Lenders that such financial information as it relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may vary from the projected results set forth therein and that such variations may be material. As of each of the Effective Date and the Funding Date, as applicable, all of the information included in the Beneficial Ownership Certification is true and correct in all material respects.
Section 3.18. Compliance with Laws
. Except as set forth on Schedule 3.18, each Loan Party and each Restricted Subsidiary thereof is in compliance in all material respects with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its properties (including the Patriot Act), except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted or (b) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.
Section 3.19. [Reserved]
.
Section 3.20. Intellectual Property; Licenses
. The Parent Guarantor, the Borrower and the Restricted Subsidiaries own or possess the right to use all of the trademarks, service marks, trade names, trade dress, logos, domain names and all good will associated therewith, copyrights, patents, patent rights, trade secrets, know‑how, franchises, licenses, and other intellectual property rights (collectively, “IP Rights”) that are reasonably necessary for the operation of their respective businesses as currently conducted, without conflict with the rights of any other Person, except where the failure to own or possess the right to use any such IP Rights would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to have a Material Adverse Effect, the Parent Guarantor, the Borrower and the Restricted Subsidiaries hold all right, title and interest in and to such IP Rights free and clear of any Lien (other than Liens permitted by Section 6.01). No slogan or other advertising device, product, process, method, substance, part or other material or activity now employed by the Parent Guarantor, the Borrower or any Restricted Subsidiary infringes upon, misappropriates or otherwise violates any rights held by any other Person, except where such infringement, misappropriation or other violation would not reasonably be expected to have a Material Adverse Effect.
Section 3.21. Solvency
. As of the Funding Date, immediately after giving effect to the consummation of the Transactions to be consummated on such date, the Parent Guarantor, the Borrower and the Subsidiaries are, on a consolidated basis, Solvent.
Section 3.22. Collateral Documents
. Subject to the Foreign Perfection Requirements (solely in the case of any Foreign Loan Party) and except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law), the provisions of the applicable Collateral Documents will, upon execution and delivery thereof, be effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable first priority Lien (subject, in the case of any Collateral other than Collateral consisting of Equity Interests, to Permitted Liens and, in the case of Collateral consisting of Equity Interests, to non‑consensual Liens permitted by Section 6.01 (collectively, such Liens, “Permitted Prior Liens”)) on all right, title and interest of the respective Loan Parties in the Collateral described therein and proceeds thereof.
Section 3.23. Senior Debt
. The Obligations constitute “Senior Indebtedness” (or any comparable term) or “Senior Secured Financing” (or any comparable term) under, and as defined in, the documentation governing, any Indebtedness that is subordinated to the Obligations expressly by its terms.
Section 3.24. Anti-Terrorism; Anti-Money Laundering; Etc
.
(a) The Parent Guarantor and the Borrower have implemented and maintain in effect policies and procedures reasonably designed to ensure compliance in all material respects by the Parent Guarantor, the Borrower, the Subsidiaries and their respective directors, officers, and employees with Anti‑Corruption Laws and applicable Sanctions, and the Parent Guarantor, the Borrower, the Subsidiaries and, to each of the Parent Guarantor’s and the Borrower’s knowledge, its and the Subsidiaries’ respective officers and directors, are in compliance with Anti‑Corruption Laws in all material respects and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Borrower being designated as a Sanctioned Person.
(b) No Loan Party nor any of the Subsidiaries or, to their knowledge, any of their Related Parties (i) is an “enemy” or an “ally of the enemy” within the meaning of Section 2 of the Trading with the Enemy Act of the United States (50 U.S.C. App. §§ 1 et seq.), (ii) is in violation of (A) the Trading with the Enemy Act, (B) any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B, Chapter V) or any enabling legislation or executive order relating thereto, or (C) any other applicable laws relating to terrorism financing or money laundering (collectively, the “Anti-Money Laundering Laws”), in each case in any material respect or (iii) is a Sanctioned Person.
(c) No part of the proceeds of any Loan or Letter of Credit hereunder will be unlawfully used directly or, to the knowledge of the Parent Guarantor or the Borrower, indirectly to fund any operations in, finance any investments or activities in or make any payments to, a Sanctioned Person or a Sanctioned Country, or in any other manner that will result in any violation by any Person that is a party to this Agreement (including any Lender or Arranger, the Administrative Agent or any Issuing Bank) of any applicable Anti‑Money Laundering Laws, Sanctions or Controlled Substances Laws.
Section 3.25. Anti-Corruption Laws
. No part of the proceeds of the Loans will be used, directly or, to the knowledge of the Parent Guarantor or the Borrower, indirectly, for any payments to any governmental official, governmental employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity on behalf of a Governmental Authority, in order to obtain, retain or direct business or obtain any improper advantage, in violation of Anti‑Corruption Laws.
Section 3.26. Affected Financial Institution
. No Loan Party is an Affected Financial Institution.
Section 3.27. [Reserved]
.
Section 3.28. Permits, Etc
. Except as set forth on Schedule 3.28, each Loan Party and each Restricted Subsidiary has, and is in compliance with, all permits, licenses, authorizations, approvals, entitlements and accreditations, including Environmental Permits and Health Care Permits, required for such Person lawfully to own, lease, manage or operate, or to acquire, each business and property currently owned, leased, managed or operated, or to be acquired, by such

Person, except to the extent that failure to have or be in compliance therewith would not reasonably be expected to have a Material Adverse Effect. No condition exists or event has occurred which, in itself or with the giving of notice or lapse of time or both, would result in the suspension, revocation, cancellation, material impairment, forfeiture or non-renewal of any such permit, license, authorization, approval, entitlement or accreditation, including any such Environmental Permit or Health Care Permit, and, to the knowledge of the Loan Party, there is no claim that any of the foregoing is not in full force and effect.
Section 3.29. Health Care
.
(a) Except as set forth on Schedule 3.29, (i) each of the Loan Parties and the Restricted Subsidiaries is in compliance with all Health Care Laws and (ii) there are no pending or, to the knowledge of the Parent Guarantor or the Borrower, threatened Health Care Claims against, or Health Care Liability of, any Loan Party or Restricted Subsidiary or, to the knowledge of the Borrower, any respective predecessor in interest, except, in each case, where such non-compliance with a Health Care Law or such Health Care Claim, as the case may be, would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Loan Parties have made available to the Administrative Agent and the Lenders true and complete copies of all material inspections, investigations, enforcement actions or similar material actions by a Governmental Authority related to Health Care Laws in the possession or control of any Loan Party or any Restricted Subsidiary with respect to the operations and business of the Loan Parties and the Restricted Subsidiaries.
(b) Except as set forth on Schedule 3.29, each of the Loan Parties and the Restricted Subsidiaries is in material compliance with all Controlled Substances Laws. There are no pending or, to the knowledge of the Parent Guarantor or the Borrower, threatened material Controlled Substances Claims against any Loan Party or Restricted Subsidiary or, to the knowledge of the Parent Guarantor or the Borrower, any respective predecessor in interest. The Loan Parties have made available to the Administrative Agent and the Lenders true and complete copies of all material inspections, investigations, enforcement actions or similar material actions by a Governmental Authority related to Controlled Substances Laws in the possession or control of any Loan Party or any Restricted Subsidiary as of the Funding Date with respect to the operations and business of the Loan Parties and the Restricted Subsidiaries.
Article IV Conditions
Section 4.01. Effective Date
. The effectiveness of this Agreement is subject to the satisfaction (or waived in accordance with Section 9.02) of the following conditions:
(a) The Administrative Agent (or its counsel) shall have received from each party hereto a counterpart of this Agreement signed on behalf of such party (which, subject to Section 9.06, may include any Electronic Signatures transmitted by telecopy, emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page).
(b) The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent:
(i) a certificate of each Loan Party party to this Agreement of the Effective Date, dated as of the Effective Date and executed by a secretary, assistant secretary or other Responsible Officer thereof, which shall:
(A) certify that:
(1) attached thereto is a true and complete copy of the certificate or articles of incorporation, association, organization, formation or registration (including all amendments thereto) of such Loan Party certified (to the extent applicable) as of a recent date by the relevant authority of such jurisdiction of incorporation, association, organization, formation or registration,
(2) such certificate or articles of incorporation, formation or organization of such Loan Party attached thereto have not been amended (except as attached thereto) since the date reflected thereon and are in full force and effect,
(3) attached thereto is a true and correct copy of the by-laws or operating, management, partnership or similar agreement of such Loan Party, together with all amendments thereto as of the Effective Date and such by-laws or operating, management, partnership or similar agreements are or is in full force and effect and
(4) attached thereto is a true and complete copy of the resolutions or written consent, as applicable, of its board of directors, board of managers, sole member, general partner, shareholders or other applicable governing body authorizing the execution, delivery and performance of the Loan Documents, which resolutions or consent have not been modified, rescinded or amended (other than as attached thereto) and are in full force and effect, and

(B) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which such Loan Party is a party on the Effective Date and
(ii) a good standing (or equivalent) certificate as of a recent date for such Loan Party from the relevant authority of its jurisdiction of incorporation, association, organization, formation or registration (to the extent applicable).
(c) (i) the representations and warranties contained in Article III shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) as of such date except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (or, in the case of any representation or warranty qualified by Material Adverse Effect or other materiality qualifier, in all respects) as of such earlier date, (ii) no Default or Event of Default shall have occurred and be continuing as of such date and (iii) the Administrative Agent shall have received a certificate, dated the Effective Date and signed by a Responsible Officer of the Borrower, certifying as to the foregoing.
(d) The Administrative Agent shall have received (i) the Waldencast Acquisition Corp. Annual Financial Statements and the Waldencast Acquisition Corp. Quarterly Financial Statements and (ii) the Target Historical Annual Financial Statements and the Target Quarterly Financial Statements.
(e) The Administrative Agent shall have received information necessary to perform customary UCC lien searches with respect to the Loan Parties prior to the Funding Date.
(f) The Administrative Agent shall have received a written opinion (addressed to the Administrative Agent and the Lenders and dated the Effective Date) of (i) Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Parent Guarantor and the Borrower, (ii) Maples and Calder (Cayman) LLP, Cayman Islands counsel to Parent Guarantor and the Borrower and (iii) Maples and Calder (Jersey) LLP, Jersey counsel to Parent Guarantor and the Borrower, each in form and substance reasonably satisfactory to the Administrative Agent. The Borrower hereby requests such counsel to deliver such opinions.
(g) (i) The Administrative Agent shall have received, at least three (3) Business Days prior to the Effective Date, all documentation and other information regarding the Borrower requested in connection with applicable “know your customer” and anti‑money laundering rules and regulations, including the Patriot Act, to the extent requested in writing at least ten (10) Business Days prior to the Effective Date and (ii) to the extent the Borrower qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Effective Date, any Lender that has requested, in a written notice to the Borrower at least three (3) Business Days prior to the Effective Date, a Beneficial Ownership Certification in relation to the Borrower shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (g) shall be deemed to be satisfied).
Without limiting the generality of the provisions in Section 9.04, for purposes of determining compliance with the conditions specified in this Section 4.01, each Lender and each Issuing Bank that has signed this Agreement (and each such Lender’s or Issuing Bank’s Affiliates, successors and/or assigns) shall conclusively be deemed to (i) have consented to, approved or accepted or to be satisfied with, each document or other matter required thereunder to be consented to or approved by or acceptable or satisfactory to a Lender or Issuing Bank unless the Administrative Agent shall have received notice from such Lender or Issuing Bank prior to the proposed Effective Date specifying its objection thereto.
The Administrative Agent shall notify the Borrower and the Lenders of the Effective Date, and such notice shall be conclusive and binding.
Section 4.02. Funding Date
. The obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective until the date on which each of the following conditions is satisfied (or waived in accordance with Section 9.02):
(a) The Effective Date shall have occurred.
(b) Since November 15, 2021, there shall not have occurred a Company Material Adverse Effect (as defined in either Funding Date Acquisition Agreement) that is continuing.
(c) The Administrative Agent shall have received, in form and substance reasonably satisfactory to the Administrative Agent:
(i) the Collateral Documents and the Guarantee Agreement, duly executed by each party thereto, together with:
(A) the certificates representing the shares of capital stock or other Equity Interests (in each case, to the extent certificated) required to be pledged by any Loan Party (including the Parent

Guarantor and the Borrower) pursuant to the Collateral Agreements, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof,
(B) each promissory note (if any) required to be pledged by any Loan Party (including the Parent Guarantor the Borrower) pursuant to the Collateral Agreements, endorsed in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof,
(C) one or more intellectual property security agreements, duly executed and delivered by each Loan Party required to be party thereto pursuant to the Collateral Agreements,
(D) UCC-1 financing statements with respect to each Loan Party, in proper form for filing with the applicable Governmental Authority, and
(ii) except to the extent previously delivered pursuant to Section 4.01(b) (although in respect of Parent Guarantor, a certificate complying with the requirements of this Section 4.02(c)(ii) shall be delivered to reflect the appointment of the Replacement General Partner as general partner of Parent Guarantor in the period between the Effective Date and the Funding Date), a certificate of each Loan Party party to any Loan Document as of the Funding Date, dated as of the Funding Date and executed by a secretary, assistant secretary or other Responsible Officer thereof, which shall:
(A) certify that:
(1) attached thereto is a true and complete copy of the certificate or articles of incorporation, formation or organization (including all amendments thereto) of such Loan Party (and in relation to any Loan Party incorporated in Jersey, a copy of all consents to issue shares issued to it under the Control of Borrower (Jersey) Order 1958 and all other Jersey regulatory approvals, authorizations, consents, licenses, permits or registrations issued to it (if any)) certified as of a recent date by the relevant authority of its jurisdiction of incorporation, association, organization, formation or registration,
(2) such certificate or articles of incorporation, formation or organization of such Loan Party attached thereto have not been amended (except as attached thereto) since the date reflected thereon and are in full force and effect,
(3) attached thereto is a true and correct copy of the by-laws or operating, management, partnership or similar agreement of such Loan Party, together with all amendments thereto as of the Effective Date and such by-laws or operating, management, partnership or similar agreements are or is in full force and effect and
(4) attached thereto is a true and complete copy of the resolutions or written consent, as applicable, of its board of directors, board of managers, sole member, general partner, shareholders or other applicable governing body authorizing the execution, delivery and performance of the Loan Documents, which resolutions or consent have not been modified, rescinded or amended (other than as attached thereto) and are in full force and effect, and
(B) identify by name and title and bear the signatures of the officers, managers, directors or authorized signatories of such Loan Party authorized to sign the Loan Documents to which such Loan Party is a party on the Effective Date and (ii) a good standing (or equivalent) certificate as of a recent date for such Loan Party from the relevant authority of its jurisdiction of incorporation, association, organization, formation or registration (to the extent applicable) and a bring down report from the corporate service provider from which such certificates were obtained verifying that such Loan Party is in good standing on the Funding Date (or, if not reasonably practicable to receive such bring down report on the Funding Date, on the day that is one (1) Business Day prior to the Funding Date).
(d) The Administrative Agent shall have received a written opinion (addressed to the Administrative Agent and the Lenders and dated the Funding Date) of (i) Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel to the Loan Parties, (ii) Walkers (Cayman) LLP, Cayman Islands counsel to the Lenders and (iii) Walkers (Jersey) LLP, Jersey counsel to the Administrative Agent and the Lenders, each in form and substance reasonably satisfactory to the Administrative Agent. The Borrower hereby requests such counsel to deliver such opinions.
(e) The Administrative Agent shall have received a Solvency Certificate, dated the Funding Date and signed by a Financial Officer of the Parent Guarantor.
(f) The Administrative Agent shall have received a certificate, dated the Funding Date and signed by a Responsible Officer of each of the Parent Guarantor and the Borrower, certifying that there have been no material changes (or, in the case of the Parent Guarantor, no changes that would be materially adverse to the Lenders) to the documents delivered pursuant to Section 4.01(b) with respect to the Parent Guarantor or the Borrower, in each case, since the Effective Date.
(g) The Administrative Agent shall have received a Borrowing Request as required by Section 2.03.

(h) (i) The Specified Representations shall be true and correct in all material respects (provided that, any such representations and warranties that are qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) as of such date except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all material respects (or, in the case of any such representations or warranties qualified by Material Adverse Effect or other materiality qualifier, in all respects) as of such earlier date and (ii) the Specified Acquisition Agreement Representations shall be true and correct in all respects as of such date except to the extent that such representations and warranties specifically refer to an earlier date, in which case they are true and correct in all respects as of such earlier date.
(i) The Administrative Agent shall have received a certificate, dated the Funding Date and signed by a Responsible Officer of the Borrower, certifying as to the conditions set forth in clauses 4.02(b), (h), (k) and (l).
(j) The Administrative Agent shall have received schedules to this Agreement, updated as of the Funding Date and in form and substance reasonably satisfactory to the Administrative Agent and the Lenders, provided that, (i) the Administrative Agent and the Lenders agree that such schedules shall be deemed to be satisfactory if such updated schedules do not differ from the corresponding schedules attached hereto as of the Effective Date in a manner that is material and adverse to the Lenders and (ii) the Lenders shall be deemed to have consented to any such updated schedules unless the Required Lenders shall have objected in writing within three (3) Business Days after receipt of any such updated schedules.
(k) The Existing Credit Agreement Refinancing shall have occurred or will occur on the Funding Date.
(l) The Funding Date Acquisitions shall have been, or substantially concurrently with the initial Borrowing under this Agreement shall be, consummated in all material respects in accordance with the Funding Date Acquisition Agreements, without giving effect to any modification, amendments, consents or waivers to, or any actions taken by the Parent Guarantor, the Borrower or any of its Affiliates in respect of, the Funding Date Acquisition Agreements that are material and adverse to the Lenders or the Arrangers without the prior written consent of the Arrangers; provided that, (i) any change to the definition of “Company Material Adverse Effect” (as defined in either Funding Date Acquisition Agreement) without such consent shall be deemed to be materially adverse to the Lenders and the Arrangers, and (ii) any change in the purchase price in connection with either Funding Date Acquisition shall not be deemed to be material and adverse to the interests of the Lenders and the Arrangers; provided that, (A) any resulting reduction in each case shall be allocated to reduce the aggregate principal amount of the Term Loans, and (B) any increase in purchase price (excluding any purchase price adjustments in accordance with the terms of either Funding Date Acquisition Agreement) shall be funded with the proceeds of an equity contribution.
(m) (i) The Administrative Agent shall have received, at least three (3) Business Days prior to the Funding Date, all documentation and other information regarding the Guarantors requested in connection with applicable “know your customer” and anti‑money laundering rules and regulations, including the Patriot Act, to the extent requested in writing at least ten (10) Business Days prior to the Funding Date and (ii) to the extent any Guarantor qualifies as a “legal entity customer” under the Beneficial Ownership Regulation, at least three (3) Business Days prior to the Funding Date, any Lender that has requested, in a written notice to the Borrower at least three (3) Business Days prior to the Effective Date, a Beneficial Ownership Certification in relation to such Guarantor shall have received such Beneficial Ownership Certification (provided that, upon the execution and delivery by such Lender of its signature page to this Agreement, the condition set forth in this clause (m) shall be deemed to be satisfied).
(n) The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the Funding Date, including, to the extent invoiced at least two (2) Business Days prior to the Funding Date, reimbursement or payment of all reasonable and documented out‑of‑pocket expenses required to be reimbursed or paid by any Loan Party under any Loan Document.
(o) [Reserved.]

(p) To the extent requested at least three (3) Business Days prior to the Funding Date, a Note executed by the Borrower in favor of each Lender which has requested a Note pursuant to Section 2.10(e) shall have been received by each such Lender.
(q) The Administrative Agent shall have received:
(i) duly completed grantor consent forms signed by the relevant grantor and any individual named therein as the contact for service for the applicable grantor consenting to the inclusion of their name and contact details in a financing statement on the SIR against the relevant grantor in respect of the security interest to be created pursuant to each Jersey Collateral Agreement,

(ii) a search on the SIR made against each grantor on the Funding Date showing that no financing statement have been registered against it (other than in favor of the Administrative Agent),
(iii) a verification statement issued by the Registrar of the SIR indicating that a financing statement has been successfully registered in respect of each grantor under each Jersey Collateral Agreement,
(iv) a copy of each duly executed notice and acknowledgement required to be given in connection with each Jersey Collateral Agreement, and
(v) in relation to the Borrower and Obagi Holdco 2 Limited, a copy of a special resolution amending its articles of association to permit the taking and enforcement of security without, inter alia, a right for directors to refuse, in their discretion, to register a transfer of shares and an extract of its register of members including an annotation identifying the shares over which security has been granted, duly authorized by an authorized signatory of that company as at the date of the relevant Jersey Collateral Agreement.
provided that, notwithstanding the foregoing, to the extent that any security interest in any Collateral is not, or cannot be, provided and/or perfected on the Funding Date (other than the pledge and perfection of the security interests (1) in the certificated equity securities of the Borrower and any Domestic Subsidiary and (2) in other assets with respect to which a lien may be perfected by the filing of a UCC financing statement) after the Loan Parties’ use of commercially reasonable efforts to do so or without undue burden or expense, then the provision and/or perfection of a security interest in such Collateral shall not constitute a condition precedent under this Section 4.02 but instead shall be required to be delivered after the Funding Date pursuant to arrangements to be mutually agreed by the Borrower and the Administrative Agent not later than ninety (90) days after the Funding Date or such longer period as may be agreed by the Administrative Agent in its reasonable discretion.
The Administrative Agent shall notify the Borrower and the Lenders of the Funding Date, and such notice shall be conclusive and binding. Notwithstanding the foregoing, the obligations of the Lenders to make Loans and of the Issuing Banks to issue Letters of Credit hereunder shall not become effective unless each of the foregoing conditions is satisfied (or waived in accordance with the Section 9.02) on or prior to 5:00 p.m., New York City time on August 15, 2022 (and, in the event such conditions are not so satisfied or waived, this Agreement and the Commitments shall terminate at such time).
Section 4.03. Each Credit Event
. After the Funding Date, the obligation of each Lender to make a Loan on the occasion of any Borrowing, and of the Issuing Banks to issue, amend or extend any Letter of Credit, is subject to the satisfaction of the following conditions:
(a) The representations and warranties of the Parent Guarantor and the Borrower set forth in this Agreement shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) on and as of the date of such Borrowing or the date of issuance, amendment or extension of such Letter of Credit, as applicable, except to the extent that such representations and warranties specifically refer to an earlier date, in which case they shall be true and correct in all material respects (provided that, any representation and warranty that is qualified by Material Adverse Effect or other materiality qualifier shall be true and correct in all respects) as of such earlier date.
(b) At the time of and immediately after giving effect to such Borrowing or the issuance, amendment or extension of such Letter of Credit, as applicable, no Default or Event of Default shall have occurred and be continuing.
Each Borrowing and each issuance, amendment or extension of a Letter of Credit shall be deemed to constitute a representation and warranty by the Borrower on the date thereof as to the matters specified in paragraphs (a) and (b) of this Section.
Section 4.04. Certain Funds Provision
. During the period from and including the Effective Date to and including the Funding Date (the “Certain Funds Period”), and notwithstanding (i) that any representation (other than a Specified Representation) made on the Effective Date was incorrect, (ii) any provision to the contrary in this Agreement or otherwise or (iii) that any other condition to the occurrence of the Effective Date may subsequently be determined not to have been satisfied, neither the Administrative Agent nor any Lender shall be entitled to (1) cancel any of its Commitments, (2) rescind, terminate or cancel this Agreement or exercise any right or remedy or make or enforce any claim under this Agreement, the Notes, the Fee Letters or otherwise it may have to the extent to do so would prevent, limit or delay the making of its Loan or Loans on the Funding Date, (3) refuse to participate in making its Loan or Loans on the Funding Date so long as the conditions set forth in Section 4.02 have been satisfied or waived, or (4) exercise any right of set-off or counterclaim in respect of its Loan or Loans to the extent to do so would prevent, limit or delay the making of its Loan or Loans on the Funding Date. Notwithstanding anything herein to the contrary, (A) the rights and remedies of the Lenders and the Administrative Agent shall not be limited in the event that any condition set forth in Section 4.02 is not satisfied or waived on the Funding Date and (B) immediately after the expiration of the Certain Funds Period, all of the rights, remedies and entitlements of the Administrative Agent and the Lenders (including those set forth above) shall be available notwithstanding that such rights, remedies and entitlements were not available prior to such time as a result of the foregoing.
Article V Affirmative Covenants
From and after the Effective Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit (other than Letters of Credit which have been Cash Collateralized or as to which other arrangements satisfactory to the applicable Issuing Bank have been made) shall remain outstanding, the Parent Guarantor and the Borrower shall, and shall (except in the case of the covenants set forth in Sections 5.01, 5.02, 5.03 and 5.13) cause each Restricted Subsidiary to:
Section 5.01. Financial Statements
. Deliver to the Administrative Agent for prompt distribution to each Lender:
(a) within one hundred twenty (120) days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2022), a consolidated balance sheet of the Parent Guarantor, the Borrower and the Subsidiaries as at the end of such Fiscal Year, and the related consolidated statements of income or operations, changes in equity holders’ equity, and cash flows for such Fiscal Year, setting forth in each case in comparative form the figures for the previous Fiscal Year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an independent certified public accountant of nationally recognized standing reasonably acceptable to the Administrative Agent, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall not be subject to any “going concern” or like qualification or exception or explanatory paragraph (other than a “going concern” qualification or exception or explanatory paragraph resulting solely from an upcoming maturity date under any Indebtedness occurring within one year from the time such opinion is delivered or any actual or anticipated breach of the financial covenants set forth in Section 6.11) or any qualification or exception or explanatory paragraph as to the scope of such audit; provided the foregoing financial statements are accompanied by consolidating information that explains in reasonable detail the differences between the information relating to the Parent Guarantor, the Borrower and the Subsidiaries, on the one hand, and the information relating to the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand, to the extent applicable; provided further that (A) no comparison required under this Section 5.01(a) shall be required to be made until the financial statements delivered in connection with the Fiscal Year ended to December 31, 2023 and (B) no comparison to any previous or preceding Fiscal Year during which a change in the Fiscal Year was effected shall be required to be included in such audited financial statements, so long as such change in fiscal year is permitted under Section 6.13 (provided that, the Parent Guarantor shall deliver such comparison on an unaudited basis concurrently with the delivery of such audited financial statements).
(b) (x) in connection with each of the first three fiscal quarters of each Fiscal Year (commencing with the fiscal quarter ending June 30, 2022), within sixty (60) days after the end of each such fiscal quarter, an unaudited consolidated balance sheet of the Parent Guarantor, the Borrower and the Subsidiaries as at the end of such fiscal quarter, the related unaudited consolidated statements of income or operations for such fiscal quarter and for the portion of the Fiscal Year then ended, and the related consolidated statements of changes in equity holders’ equity, and cash flows for the portion of the Fiscal Year then ended, setting forth in each case in comparative form, as applicable, the figures for the corresponding fiscal quarter of the previous Fiscal Year and the corresponding portion of the previous Fiscal Year, all in reasonable detail, certified by a Responsible Officer the Borrower as fairly presenting, in all material respects, the financial condition, results of operations, equity holders’ equity and cash flows of the Parent Guarantor, the Borrower and the Subsidiaries in accordance with GAAP, subject only to normal year‑end audit adjustments and the absence of footnotes; provided the foregoing financial statements are accompanied by consolidating information that explains in reasonable detail the differences between the information relating to the Parent Guarantor, the Borrower and the Subsidiaries, on the one hand, and the information relating to the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand, to the extent applicable; provided further that no comparison required under this Section 5.01(b) shall be required to be made to any previous or preceding fiscal quarter to the extent such fiscal quarter ended prior to September 30, 2022 and (y) if the Funding Date does not occur on or prior to June 30, 2022, on or prior to September 30, 2022, (i) an unaudited consolidated balance sheet and related unaudited statement of operations and comprehensive loss, and changes in shareholders’ equity and cash flows of Obagi and its Subsidiaries (including all notes thereto) as of and for the fiscal quarter ending June 30, 2022 and (ii) an unaudited balance sheet and related unaudited consolidated statement of operations, and member’s equity and cash flows of Milk and its Subsidiaries (including all notes thereto) as of and for the fiscal quarter ending June 30, 2022, all in reasonable detail, certified by a Responsible Officer of the Borrower as fairly presenting, in all material respects, the financial condition, results of operations, equity holders’ equity and cash flows of Obagi and its Subsidiaries or Milk or its Subsidiaries, as applicable, in accordance with GAAP, subject only to normal year‑end audit adjustments and the absence of footnotes;
(c) not later than sixty (60) days after the end of each Fiscal Year (commencing with the Fiscal Year ending December 31, 2023), an annual budget of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a consolidated basis consisting of consolidated balance sheets and statements of income or operations and cash flows of the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a quarterly basis for the then‑current Fiscal Year (including the Fiscal Year in which the Latest Maturity Date occurs, if such Fiscal Year is the then‑current Fiscal Year);
(d) during the Covenant Relief Period, within 45 days after the end of each calendar month (commencing with the calendar month ending September 30, 2023) of the Parent Guarantor, an unaudited consolidated balance sheet of the Parent Guarantor, the Borrower and the Subsidiaries as at the end of such calendar month and the related unaudited consolidated statements of income or operations for such calendar month and for the portion of the Fiscal Year then ended, and the related consolidated statements of changes in equity holders’ equity, and cash flows for the portion of the Fiscal Year then ended, setting forth in each case in comparative form, as applicable, the figures for the corresponding calendar month of the previous Fiscal Year and the corresponding portion of the previous Fiscal Year all in reasonable detail, certified by a Responsible Officer the Borrower as fairly presenting, in all material respects, the financial condition, results of operations, equity holders’ equity and cash flows of the Parent Guarantor, the Borrower and the Subsidiaries in accordance with GAAP, subject only to normal year‑end audit adjustments and the absence of footnotes; provided the foregoing financial statements are accompanied by consolidating information that explains in reasonable detail the differences between the information relating to the Parent Guarantor, the Borrower and the Subsidiaries, on the one hand, and the information relating to the Parent Guarantor, the Borrower and the Restricted Subsidiaries on a standalone basis, on the other hand, to the extent applicable;

(e) during the Covenant Relief Period, within 15 days after the last day of each calendar month (commencing with the calendar month ending September 30, 2023), a 13-week cash flow forecast for the 13-week period immediately following the last day of such calendar month, setting forth in reasonable detail the consolidated forecasted cash flows for the Parent Guarantor, the Borrower and the Restricted Subsidiaries for such 13-week period.

Notwithstanding the foregoing, the obligations in paragraphs (a) ~~and~~, (b), (d) and (e) of this Section 5.01 may be satisfied with respect to financial information of the Parent Guarantor, the Borrower and the Restricted Subsidiaries by furnishing the applicable financial statements and related narrative report of any direct or indirect parent of the Parent Guarantor (in each case, including a reasonably detailed reconciliation reflecting the financial information of the Parent Guarantor, the Borrower and the Restricted Subsidiaries). As to any information contained in materials furnished pursuant to Section 5.02(b) with respect to the Parent Guarantor (or any direct or indirect parent thereof), as applicable, the Parent Guarantor shall not be required separately to furnish such information under paragraphs (a) and (b) of this Section 5.01.
Section 5.02. Certificates; Other Information
. Deliver to the Administrative Agent for prompt distribution to each Lender:
~~(a) concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower;~~

(a) (i) concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b) and (ii) during the Covenant Relief Period, (x) concurrently with the delivery of the financial statements referred to in Section 5.01(d), a duly completed Compliance Certificate signed by a Responsible Officer of the Borrower and (y) on the last day of each calendar month (commencing with the calendar month ending September 30, 2023) in connection with the testing of the covenant set forth in Section 6.11(c), a certificate signed by a Responsible Officer of the Borrower certifying that (1) at no point during such reporting period was the Minimum Liquidity Covenant breached and (2) the Liquidity as of the end of the last day of such month;

(b) promptly after the same are available, copies of each annual report, proxy or financial statement or other report or communication sent to the equity holders of the Borrower or the Parent Guarantor, and copies of all annual, regular, periodic and special reports and registration statements which the Borrower or the Parent Guarantor may file or be required to file with the SEC under Section 13 or 15(d) of the Securities Exchange Act of 1934, whether or not otherwise required to be delivered to the Administrative Agent pursuant hereto;

provided that, to the extent any such documents are filed with the SEC, such documents shall be deemed delivered pursuant to this Section 5.02(b) at the time of and so long as the Borrower notifies the Administrative Agent in writing (by facsimile or electronic mail) of the filing with the SEC of any such documents; and
(c) promptly following any request therefor, information regarding the business, financial or corporate affairs of the Parent Guarantor, the Borrower or any Restricted Subsidiary, or compliance with the terms of the Loan Documents, as the Administrative Agent or any Lender may reasonably request; provided that the Parent Guarantor, the Borrower and the Restricted Subsidiaries shall not be required to provide any information that is subject to attorney‑client or similar privilege or constitutes attorney work product; provided, in each case, that the Borrower shall have notified the Administrative Agent or the applicable Lender that such document, information or other matter is being withheld on the basis of the foregoing.
(d) concurrently with the delivery of the financial statements referred to in Sections 5.01(a) and (b), a customary summary management discussion and analysis report, describing the material operations and financial conditions of the Parent Guarantor (or any direct or indirect parent thereof), the Borrower and the Restricted Subsidiaries for the fiscal quarter and portion of the fiscal year then ended (or for the fiscal year then ended in the case of financial statements delivered pursuant to Section 5.01(a)).
Documents required to be delivered pursuant to Sections 5.01(a) ~~or~~, (b), (d) or (e) or Sections 5.02(b) or (d) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (1) on which the Parent Guarantor or Borrower posts such documents, or provides a link thereto at www.waldencast.com or any successor website identified in writing by Parent Guarantor or the Borrower to the Administrative Agent from time to time, (2) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third‑party website or whether sponsored by the Administrative Agent) or (3) on which such documents are filed for public availability on the SEC’s Electronic Data Gathering and Retrieval System.
Each of the Parent Guarantor and the Borrower hereby acknowledges that (a) the Administrative Agent and/or the Arrangers will make available to the Lenders and the Issuing Banks materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks, SyndTrak or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non‑public information within the meaning of United States federal securities laws (“MNPI”) with respect to the Parent Guarantor, the Borrower or the Subsidiaries, or the respective securities of any of the foregoing, and who may be engaged in investment and other market‑related activities with respect to such Persons’ securities. Each of the Parent Guarantor and the Borrower hereby agrees that (w) all Borrower Materials that are to be made available to Public Lenders shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Arrangers, the Issuing Banks and the Lenders to treat such Borrower Materials as not containing any MNPI with respect to the Parent Guarantor, the Borrower or the Subsidiaries, or their respective securities (provided that, to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 9.12); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information” (and the Administrative Agent agrees that only Borrower Materials marked “PUBLIC” will be made available on such portion of the Platform); and (z) the Administrative Agent and the Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform that is not designated “Public Side Information.” Notwithstanding the foregoing, the Borrower shall be under no obligation to mark any Borrower Materials “PUBLIC.”
Section 5.03. Notices of Material Events
. Promptly notify the Administrative Agent (for distribution to each Lender) after a Responsible Officer of the Parent Guarantor or the Borrower has obtained actual knowledge of the occurrence of:
(a) any Default;
(b) any ERISA Event that, alone or together with any other ERISA Events that have occurred, would reasonably be expected to result in a Material Adverse Effect; or
(c) any other matter that has resulted, or would reasonably be expected to result in, a Material Adverse Effect.
Each notice pursuant to this Section 5.03 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth reasonable details of the occurrence referred to therein and stating what action the Borrower has taken and proposes to take with respect thereto.
Section 5.04. Preservation of Existence, Etc
. (a) Preserve, renew and maintain in full force and effect its legal existence and good standing under the Laws of the jurisdiction of its incorporation, association, organization, formation or registration except, solely in the case of a Restricted Subsidiary other than the Borrower, to the extent that failure to do so would not reasonably be expected to result in a Material Adverse Effect; provided that, the foregoing shall not prohibit any a transaction permitted by Section 6.04; (b) take all action to maintain all rights, privileges, permits, and licenses reasonably necessary in the normal conduct of its business, except to the extent that failure to do so would not reasonably be expected to have a Material Adverse Effect; (c) except as otherwise determined in Borrower’s reasonable business judgment, preserve, maintain, renew and keep in full force and effect all of its registered patents, trademarks, trade names, trade dress and service marks, the failure of which to so preserve, maintain, renew or keep in full force and effect would reasonably be expected to have a Material Adverse Effect; and (d) pay and discharge as the same shall become due and payable all Federal, state and other material tax liabilities, assessments and governmental charges or levies upon it or its properties or assets, except to the extent (i) the same are being contested in good faith by appropriate proceedings diligently conducted and adequate reserves in accordance with GAAP are being maintained by the Parent Guarantor, the Borrower or such Restricted Subsidiary or (ii) failure to do so could not reasonably be expected to result in a Material Adverse Effect.
Section 5.05. Maintenance of Properties
. Maintain, preserve and protect all of its properties and equipment necessary in the operation of its business in good working order and condition, ordinary wear and tear excepted, except where the failure to do so would not reasonably be expected to have a Material Adverse Effect.
Section 5.06. Maintenance of Insurance
.
(a) Maintain with insurance companies that the Borrower believes (in the good faith judgment of its management) are financially sound and reputable (that are not Affiliates of the Borrower) insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by Persons engaged in the same or similar business, of such types and in such amounts (after giving effect to any self-insurance reasonable and customary for similarly situated persons engaged in the same or similar businesses as the Parent Guarantor, the Borrower and the Restricted Subsidiaries) as are customarily carried under similar circumstances by such other Persons, and within sixty (60) days after the Funding Date (or such later date as the Administrative Agent may agree in its sole discretion), providing for not less than thirty (30) days’ prior notice to the Administrative Agent of termination, lapse or cancellation of such insurance, which insurance (except as to Excluded Subsidiaries) within sixty (60) days after the Funding Date (or such later date as the Administrative Agent may agree in its sole discretion), shall name the Administrative Agent as loss payee (in the case of casualty insurance) or additional insured (in the case of liability insurance); provided, however, if any insurance proceeds are paid on the account of a casualty to assets or properties of any Loan Party that do not constitute Collateral and at such time no Event of Default shall have occurred and is continuing, then the Administrative Agent shall take such actions, including endorsement, to cause any such insurance proceeds to be promptly remitted to the Borrower to be used by the Borrower or such Loan Party in any manner not prohibited by this Agreement.
(b) Notwithstanding anything herein to the contrary, with respect to each Mortgaged Property (if any), if at any time the area in which the buildings and other improvements (as described in the applicable Mortgage) is designated a “flood hazard area” in any Flood Insurance Rate Map published by the Federal Emergency Management Agency (or any successor agency), obtain flood insurance in such total amount as the Administrative Agent may from time to time reasonably require, and otherwise to ensure compliance with the NFIP as set forth in the Flood Laws. Following the Funding Date, the Borrower shall deliver to the Administrative Agent annual renewals of each earthquake insurance policy, each flood insurance policy or annual renewals of each force‑placed flood insurance policy, as applicable. In connection with any MIRE Event, the Borrower shall provide to the Administrative Agent not later than thirty (30) days prior to the closing of such MIRE Event (and authorize the Administrative Agent to provide to the Lenders) for each Mortgaged Property (if any) a Flood Determination Form, Borrower Notice and Evidence of Flood Insurance, as applicable.
Section 5.07. Compliance with Laws
. Except as set forth on Schedule 5.07, comply with the requirements of all Laws and all orders, writs, injunctions and decrees applicable to it or to its business or property, except in such instances in which (a) such requirement of Law or order, writ, injunction or decree is being contested in good faith by appropriate proceedings diligently conducted; or (b) the failure to comply therewith would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Maintain in effect and enforce policies and procedures designed to ensure compliance in all material respects by the Parent Guarantor, the Borrower and the Restricted Subsidiaries and their respective directors, officers, and employees with Anti‑Corruption Laws and applicable Sanctions.
Section 5.08. Books and Records
. Maintain proper books of record and account, in which full, true and correct (in all material respects) entries in conformity with GAAP consistently applied shall be made of all material financial transactions, and if and to the extent required by GAAP, matters involving the assets and business of the Parent Guarantor, the Borrower or such Restricted Subsidiary, as the case may be (it being understood and agreed that certain Foreign Subsidiaries maintain individual books and records in conformity with generally accepted accounting principles in their respective jurisdictions of incorporation, association, organization, formation or registration and that such maintenance shall not constitute a breach of the representations, warranties and covenants hereunder).
Section 5.09. Inspection Rights
. Permit representatives and independent contractors of the Administrative Agent to visit and inspect any of its properties, to examine its corporate, financial and operating records, and to make copies thereof or abstracts therefrom, and to discuss its affairs, finances and accounts with its directors, officers, and independent public accountants (subject to such accountants’ customary policies and procedures), at such reasonable times during normal business hours and as often as may be reasonably desired (with the Borrower being required to pay all reasonable and documented out‑of‑pocket expenses for one such visit in each Fiscal Year) by the Administrative Agent, upon reasonable advance notice to the Borrower; provided that, when an Event of Default exists the Administrative Agent or any Lender (or any of their respective representatives or independent contractors) may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice, and without limitation as to frequency. The Administrative Agent shall give the Borrower reasonable opportunity to participate in any discussions with independent public accountants. Notwithstanding the foregoing, neither the Borrower nor any Restricted Subsidiary will be required to disclose, permit the inspection, examination or making copies or abstracts of, or discuss, any document, information or other matter (i) that constitutes non‑financial trade secrets or non‑financial proprietary information, (ii) in respect of which disclosure to the Administrative Agent or any Lender (or their respective representatives or contractors) is prohibited by applicable Law or any binding agreement (to the extent such binding agreement was not created in contemplation of such Loan Party’s or Subsidiary’s obligations under this Agreement) or (iii) that is subject to attorney‑client or similar privilege or constitutes attorney work product; provided, in each case, that the Borrower shall have notified the Administrative Agent that such document, information or other matter is being withheld on the basis of the foregoing.
Section 5.10. Use of Proceeds
. Use the proceeds of (a) the Term Loans to consummate the Existing Credit Agreement Refinancing and to pay the fees and expenses incurred in connection with the Transactions and to fund the Acquiror Share Redemption (as defined in the Funding Date Acquisition Agreements), (b) the Revolving Loans for working capital and general corporate purposes of the Parent Guarantor, the Borrower and the Subsidiaries, including for the financing of acquisitions and Investments, and any other purpose not in contravention of any Law or of any Loan Document and (c) any other Credit Event for working capital and general corporate purposes of the Parent Guarantor, the Borrower and the Subsidiaries, including for the financing of acquisitions and Investments, and any other purpose not in contravention of any Law or of any Loan Document.
Section 5.11. Covenant to Guarantee Obligations and Give Security
.
(a) Subject to the Agreed Security Principles, upon the formation or acquisition by any Loan Party of any new direct or indirect Subsidiary (other than any Excluded Subsidiary), or upon a Subsidiary ceasing to be an Excluded Subsidiary, the Parent Guarantor and the Borrower shall, at the Borrower’s expense:
(i) Within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) following the creation or acquisition of such Subsidiary or following such Subsidiary ceasing to be an Excluded Subsidiary, cause such Subsidiary to (a) become a Guarantor and provide the Administrative Agent, for the benefit of the Secured Parties, a Lien on its assets to secure the Obligations by executing and delivering to the Administrative Agent a joinder to the applicable Collateral Agreement, the Guarantee Agreement and/or such other documents as the Administrative Agent shall deem appropriate for such purpose and (b) deliver to the Administrative Agent such other customary documentation reasonably requested by the Administrative Agent including opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (a)), all in form, content and scope reasonably satisfactory to the Administrative Agent;
(ii) within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such formation or acquisition or after such Subsidiary ceases to be an Excluded Subsidiary, if requested in writing by the Administrative Agent or if the Administrative Agent is directed in writing by the Required Lenders to request, furnish to the Administrative Agent a description of the owned real property of such Subsidiary, in detail reasonably satisfactory to the Administrative Agent;
(iii) within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such formation or acquisition or after such Subsidiary ceases to be an Excluded Subsidiary, cause each direct and indirect parent (to the extent such parent is a Loan Party) of such Subsidiary to pledge its interests in such Subsidiary to the Administrative Agent, for the benefit of the Secured

Parties, to secure such parent’s Obligations (if it has not already done so) and to deliver to the Administrative Agent all certificated Equity Interests of such Subsidiary (if any) together with transfer powers in respect thereof endorsed in blank, and cause such Subsidiary:
(A) to duly execute and deliver to the Administrative Agent, for the benefit of the Secured Parties, any additional collateral and security agreements or supplements thereto, as reasonably specified by and in form and substance reasonably satisfactory to the Administrative Agent, to secure payment of all the Obligations of such Subsidiary, and constituting Liens on the personal property (other than Excluded Assets) of such Subsidiary; and
(B) to take whatever action (including the recording of mortgages, the filing of Uniform Commercial Code financing statements, the giving of notices and the endorsement of notices on title documents) may be necessary or advisable in the reasonable opinion of the Administrative Agent to vest in the Administrative Agent (or in any representative of the Administrative Agent designated by it) valid and subsisting first priority perfected Liens on properties purported to be subject to the Collateral Documents and other agreements delivered pursuant to this Section 5.11, subject to Permitted Prior Liens; and
(iv) within sixty (60) days (as such time may be extended by the Administrative Agent in its reasonable discretion) after such formation or acquisition or after such Subsidiary ceases to be an Excluded Subsidiary, deliver to the Administrative Agent, upon the request of the Administrative Agent, a signed copy of an opinion, addressed to the Administrative Agent and the other Secured Parties, of counsel for the Loan Parties as to such matters as the Administrative Agent may reasonably request.
Notwithstanding any of the foregoing to the contrary, the Collateral shall be subject to the limitations and exclusions set forth in the applicable Collateral Documents and it is understood and agreed that:
(i) no Loan Party shall be required to seek any landlord waiver, bailee letter, estoppel, warehouseman waiver or other collateral access, lien waiver or similar letter or agreement;
(ii) no action shall be required to perfect any Lien with respect to (A) any vehicle or other asset subject to a certificate of title, (B) letter of credit rights, (C) the capital stock or other Equity Interests of any Immaterial Subsidiary or (D) the capital stock or other Equity Interests of any Person that is not a Subsidiary which, if a Subsidiary, would constitute an Immaterial Subsidiary, in each case, except to the extent that a security interest therein is perfected by filing a UCC financing statement (or equivalent) (which shall be the only required perfection action);
(iii) no Loan Party shall be required to perfect a security interest in any asset to the extent perfection of a security interest in such asset would be prohibited under any applicable Law;
(iv) the Administrative Agent shall not require the taking of a Lien on, or require the perfection of any Lien granted in, those assets as to which the cost of obtaining or perfecting such Lien (including any Tax or expenses relating to such Lien) is excessive in relation to the benefit to the Lenders of the security afforded thereby as reasonably determined by the Borrower and the Administrative Agent;
(v) no actions shall be required with respect to assets requiring perfection through control agreements or perfection by “control” (other than in respect of Indebtedness for borrowed money owing to the Loan Parties evidenced by a note in excess of $2,500,000 and certificated Equity Interests of the Borrower and of wholly-owned Restricted Subsidiaries that are Material Subsidiaries otherwise required to be pledged pursuant to the Collateral Agreements);
(vi) the Loan Parties shall not have any obligation to perfect any security interest or Lien, or record any notice thereof, in any IP Rights included in the Collateral in any jurisdiction other than (x) the United States of America and (y) the jurisdiction of incorporation, association, organization, formation or registration of an applicable Loan Party, in each case, subject to the Agreed Security Principles; and
(vii) the creation and perfection of any security interest by Foreign Subsidiaries shall be subject to the Agreed Security Principles.
(b) With respect to any Material Real Estate Assets owned by a Loan Party on the Funding Date or acquired by a Loan Party thereafter, and all Material Real Estate Assets owned by any Subsidiary that becomes a Loan Party pursuant to Section 5.11(a) above, within ninety (90) days (as such time may be extended by the Administrative Agent in its reasonable discretion) (and, in the case of clause (vii) below, within the time period set forth therein) after (i) the Funding Date, in the case of Material Real Estate Assets owned by the Loan Parties on the Funding Date and (ii) the date such Material Real Estate Assets is acquired (or such Subsidiary is formed or acquired or ceases to be an Excluded Subsidiary, as the case may be) in such other cases, the Parent Guarantor and the Borrower shall, or shall cause the applicable Loan Party to, at its expense, provide to the Administrative Agent, or, with respect to clause (vii), as applicable, acknowledge receipt of, as applicable (in each case, subject to the Agreed Security Principles):
(i) deeds of trust, trust deeds, deeds to secure debt or mortgages made by the Loan Parties in favor of the Administrative Agent for the benefit of the Secured Parties (collectively, with each other mortgage or similar document delivered pursuant to this Section 5.11, the “Mortgages”), each in form and substance reasonably satisfactory to the Administrative Agent and covering the Material Real Estate Assets then owned by the applicable Loan Party, together with any other Material Real Estate Asset acquired by any Loan Party, in each case duly executed by the appropriate Loan Party;
(ii) a description of the owned property so acquired in detail reasonably satisfactory to the Administrative Agent;
(iii) evidence that counterparts of the Mortgages have been duly executed, acknowledged and delivered and are in form suitable for filing or recording in all filing or recording offices that the Administrative Agent may deem necessary or desirable in order to create a valid first and subsisting Lien on the property described therein subject to Permitted Prior Liens in favor of the Administrative Agent for the benefit of the Secured Parties and that all filing, documentary, stamp, intangible and recording taxes and fees have been paid;
(iv) fully paid American Land Title Association Lender’s Extended Coverage title insurance policies (the “Mortgage Policies”), with endorsements and in amounts reasonably acceptable to the Administrative Agent, issued, coinsured and reinsured by title insurers acceptable to the Administrative Agent, insuring the Mortgages to be valid first and subsisting Liens on the property described therein, subject only to Permitted Prior Liens;
(v) American Land Title Association/National Society of Professional Surveyors surveys of any Material Real Estate Assets that are reasonably acceptable to Administrative Agent and are of a form, scope and substance sufficient to cause all standard survey exceptions from the corresponding Mortgage Policy to be removed and the survey related endorsements issued, for which all necessary fees (where applicable) have been paid and, in each case, certified to the Administrative Agent, the applicable Loan Party, and the issuer of the Mortgage Policies in a manner reasonably satisfactory to the Administrative Agent by a land surveyor duly registered and licensed in the States in which the property described in such surveys is located, or in lieu thereof, an existing survey, together with a no change affidavit sufficient for the title insurance company to remove the standard survey exception from the applicable Mortgaged Policy and issue the survey related endorsements to the applicable Mortgage Policy;
(vi) without limiting clause (vii) below, evidence of the insurance required by the terms of the Mortgages;
(vii) at least forty (40) days (as such time period may be reduced by the Administrative Agent in its reasonable discretion) prior to the end of the ninety (90) day period referred to in the lead in to this clause (b), the following documents: (A) a completed “life of loan” Federal Emergency Management Agency Standard Flood Hazard Determination form (a “Flood Determination Form”), (B) if any improvement(s) to the applicable improved real property is located in a special flood hazard area, a notification thereof to the Borrower from Administrative Agent (“Borrower Notice”) and (if applicable) notification to the Borrower that flood insurance coverage under the National Flood Insurance Program (“NFIP”) is not available because the community does not participate in the NFIP, (C) documentation evidencing the Borrower’s receipt of the Borrower Notice (e.g., countersigned Borrower Notice, return receipt of certified U.S. Mail, or overnight delivery), and (D) if the Borrower Notice is required to be given and flood insurance is available in the community in which the applicable real property is located, a copy of one of the following: the flood insurance policy, the Borrower’s application for a flood insurance policy plus proof of premium payment, a declaration page confirming that flood insurance has been provided as a separate policy or within the property insurance program for the applicable real property, or such other evidence of flood insurance reasonably satisfactory to the Administrative Agent (any of the foregoing being “Evidence of Flood Insurance”); and
(viii) such customary legal opinions and other customary documents (including a certificate from the Borrower certifying that all conditions and requirements in clause (vii) above have been satisfied) as the Administrative Agent may reasonably request with respect to such Mortgage or Mortgaged Property.
Notwithstanding any of the foregoing to the contrary, but without derogation of the Borrower’s obligation to deliver information as set forth in clause (vii) above or acknowledge receipt of any such information, as applicable, (i) the Collateral shall exclude Excluded Assets and shall be subject to the limitations and exclusions set forth in the applicable Collateral Documents and the Agreed Security Principles and (ii) the Administrative Agent shall not enter into a Mortgage in respect of any owned Material Real Estate Asset until (a) if such Mortgage relates to a property not located in a flood zone, five (5) Business Days after the Administrative Agent has received and has delivered to the Revolving Lenders a completed Flood Determination Form or (b) if such Mortgage relates to property located in a flood zone, fourteen (14) days after the Administrative Agent has received the following documents and has delivered such documents to the Revolving Lenders: (x) a completed Flood Determination Form, (y) if such real property is located in a “special flood hazard area”, (1) a Borrower Notice and (if applicable) notification to the Borrower that flood insurance coverage under the NFIP is not available because the community does not participate in the NFIP and (2) documentation evidencing the Borrower’s receipt of the Borrower Notice (e.g., countersigned Borrower Notice, return receipt of certified U.S. Mail, or overnight delivery) and (z) if flood insurance is required by Flood Laws, Evidence of Flood Insurance.
Section 5.12. Compliance with Environmental Laws
. Comply, and cause all lessees and other Persons operating or occupying its properties to comply with all applicable Environmental Laws and Environmental Permits, except where the failure to so comply would not reasonably be likely to have a Material Adverse Effect; and, if ordered to do so by a Governmental Authority or otherwise required pursuant to any Environmental Law, conduct any investigation, study, sampling and testing, and undertake any cleanup, removal, remedial or other action necessary to address all Hazardous Materials from any of its properties, in accordance with the requirements of all Environmental Laws; provided that, neither the Parent Guarantor, the Borrower nor any Restricted Subsidiary shall be required to undertake any such ordered or required cleanup, removal, remedial or other action to the extent that its obligation to do so is being contested in good faith and by proper proceedings and appropriate reserves are being maintained with respect to such circumstances in accordance with GAAP.
Section 5.13. Lender Calls
. Participate in quarterly conference calls with the Administrative Agent and the Lenders, such calls to be held at such time as may be agreed to by the Borrower and the Administrative Agent within a reasonable period of time following such request, with such calls including members of senior management of the Borrower as the Borrower deems appropriate, to discuss the state of the Borrower’s business, including recent performance, operational activities, current business and market conditions and material performance changes; provided that, in no event shall more than one such call be required in any fiscal quarter; provided that, the requirements set forth in this Section 5.13 may be satisfied with a public earnings call for the applicable period.
Section 5.14. Further Assurances
. Promptly upon request by the Administrative Agent, or any Lender through the Administrative Agent, (a) correct any material defect or error that may be discovered in any Loan Document or in the execution, acknowledgment, filing or recordation thereof, and (b) do, execute, acknowledge, deliver, record, re‑record, file, re‑file, register and re‑register any and all such further acts, deeds, certificates, assurances and other instruments as the Administrative Agent, or any Lender through the Administrative Agent, may reasonably require from time to time (in each case, subject to the Agreed Security Principles) in order to (i) carry out more effectively the purposes of the Loan Documents, (ii) to the fullest extent permitted by applicable law, subject any Loan Party’s properties, assets, rights or interests to the Liens now or hereafter intended to be covered by any of the Collateral Documents or Section 5.11 or 5.15, (iii) perfect and maintain the validity, effectiveness and priority of any of the Collateral Documents and any of the Liens intended to be created thereunder and (iv) subject to the limitations set forth in Section 5.11, assure, convey, grant, assign, transfer, preserve, protect and confirm more effectively unto the Secured Parties the rights granted or now or hereafter intended to be granted to the Secured Parties under any Loan Document or under any other instrument executed in connection with any Loan Document to which any Loan Party or any Restricted Subsidiary is or is to be a party, and cause each Restricted Subsidiary to do so.
Section 5.15. Post‑Closing Obligations
. Each of the Loan Parties shall satisfy the requirements set forth on Schedule 5.15 on or before the date specified for such requirement in such Schedule or such later date to be determined by the Administrative Agent in its sole discretion. So long as the applicable Loan Parties shall have complied with the immediately preceding sentence, the representations and warranties contained in this Agreement and the other Loan Documents in respect of any action described on Schedule 5.15 shall not be deemed violated solely due to the fact that any such action was not taken as of the Funding Date (so long as any such representation and warranty with respect to any such action shall be true and correct in all material respects as of the date such action is taken (or was required to be taken as set forth in Schedule 5.15 (or such later time as the Administrative Agent may have agreed to in its sole discretion)).
Section 5.16. Designation of Restricted and Unrestricted Subsidiaries
.
The Borrower may designate any Restricted Subsidiary (other than the Borrower or any parent company of the Borrower) to be an Unrestricted Subsidiary in accordance with the definition of “Unrestricted Subsidiary”; provided that, (i) immediately before and after giving effect to such designation, no Event of Default shall have occurred and be continuing, (ii) immediately before and after giving effect to such designation, the Parent Guarantor, the Borrower and the Restricted Subsidiaries shall be in pro forma compliance with the financial covenants set forth in Section 6.11, and (iii) no Subsidiary may be designated as an Unrestricted Subsidiary if it is a “Restricted Subsidiary” as defined in or in respect of any Indebtedness in excess of the Threshold Amount. All outstanding Investments owned by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in the designated Unrestricted Subsidiary will be treated as an Investment by the Parent Guarantor, the Borrower or such Restricted Subsidiary, as applicable, made at the time of the designation. The amount of all such outstanding

Investments will be the aggregate fair market value of such Investments at the time of the designation. The designation will not be permitted if such Investment would not be permitted under Section 6.02 at that time and if such Restricted Subsidiary does not otherwise meet the definition of an Unrestricted Subsidiary. Any designation of any such Restricted Subsidiary as an Unrestricted Subsidiary shall be evidenced to the Administrative Agent by delivering to the Administrative Agent a certified copy of the board resolution of the Borrower giving effect to such designation and a certificate signed by a Responsible Officer of the Borrower certifying that such designation complied with the foregoing conditions and the conditions set forth in the definition of “Unrestricted Subsidiary” and was permitted by this Section 5.16.
If, at any time, any Unrestricted Subsidiary would fail to meet the requirements of clause (iii) of the immediately preceding paragraph or any of those set forth in the definition of “Unrestricted Subsidiary”, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of this Agreement and (1) any Indebtedness of such Subsidiary, (2) any Liens of such Subsidiary, and (3) any Investments of such Subsidiary, in each case shall be deemed to be incurred by a Restricted Subsidiary as of such date and, if such Indebtedness, Liens or Investments are not permitted to be incurred as of such date under Section 6.03, Section 6.01 or Section 6.02 as applicable, the Borrower shall be in default of such Section 6.03, Section 6.01 or Section 6.02 as applicable.
The Borrower may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that, any such designation shall be deemed to be an incurrence, on the date of designation, of Indebtedness, Liens and Investments by a Restricted Subsidiary of any outstanding Indebtedness, Liens and Investments of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under Section 6.03, such Liens are permitted under Section 6.01 and such Investments are permitted under Section 6.02; and (2) no Event of Default shall have occurred and be continuing.
Section 5.17. Health Care
.
(a) Except as set forth on Schedule 5.17, obtain, maintain and preserve, and cause each of the Restricted Subsidiaries to obtain, maintain and preserve, and take all necessary action to timely renew, all Health Care Permits that are necessary for the conduct of its business, and comply, and cause each of the Restricted Subsidiaries to be in compliance with all Health Care Laws and Health Care Permits, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect; and
(b) Provide the Administrative Agent with written notice within ten (10) Business Days of a Health Care Claim or Health Care Liability; and provide such non-privileged reports, documents and information as the Administrative Agent may reasonably request from time to time with respect to any of the foregoing, except where the failure to do so could not reasonably be expected to result in a Material Adverse Effect.
Section 5.18. Controlled Substances
.
(a) Comply, and cause each of the Restricted Subsidiaries to be in material compliance with all Controlled Substances Laws; and
(b) Provide the Administrative Agent with written notice within ten (10) Business Days of a material Controlled Substances Claim; and provide such non-privileged reports, documents and information as the Administrative Agent may reasonably request from time to time with respect to any of the foregoing.
Article VI Negative Covenants
From and after the Effective Date, so long as any Lender shall have any Commitment hereunder, any Loan or other Obligation (other than contingent indemnification obligations as to which no claim has been asserted and obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements) hereunder shall remain unpaid or unsatisfied, or any Letter of Credit (other than Letters of Credit which have been Cash Collateralized or as to which other arrangements satisfactory to the applicable Issuing Bank have been made) shall remain outstanding, each of the Parent Guarantor and the Borrower shall not, nor shall it permit any Restricted Subsidiary to, directly or indirectly:
Section 6.01. Liens
. Create, incur, assume or suffer to exist any Lien upon any of its property, assets or revenues, whether now owned or hereafter acquired, other than the following:
(a) Liens created pursuant to any Loan Document (including any Incremental Amendment);
(b) Liens existing on the Funding Date and, to the extent securing an aggregate amount greater than $500,000, as set forth on Schedule 6.01, and any modifications, replacements, renewals, refinancings or extensions thereof; provided that, (i) the Lien does not extend to any additional property other than (A) after‑acquired property that is affixed or incorporated into the property covered by such Lien and (B) proceeds and products thereof, and (ii) the modification, replacement, renewal, refinancing or extension of the obligations secured or benefited thereby, to the extent constituting Indebtedness, is permitted by Section 6.03(b);

(c) Liens for Taxes which are not yet due or are not overdue for period of more than sixty (60) days or which are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction;
(d) Liens imposed by applicable Law, such as carriers’, warehousemen’s, landlords’, mechanics’, materialmen’s, repairmen’s or other like Liens granted or arising in the ordinary course of business, which secure amounts not overdue for a period of more than sixty (60) days or if more than sixty (60) days overdue, are being contested in good faith and by appropriate proceedings diligently conducted, if adequate reserves with respect thereto are (if applicable) maintained on the books of the applicable Person in accordance with GAAP or the equivalent accounting principles in the relevant local jurisdiction;
(e) (i) pledges or deposits in the ordinary course of business in connection with workers’ compensation, health, disability or employee benefits, unemployment insurance and other social security laws or similar legislation or regulation or other insurance-related obligations (including, in respect of deductibles, self-insured retention amounts and premiums and adjustments thereto) other than any Lien imposed by ERISA, (ii) pledges and deposits in the ordinary course of business securing liability for reimbursement of or indemnification obligations to (including obligations in respect of letters of credit or bank guarantees for the benefit of) insurance carriers providing property, casualty or liability insurance to the Parent Guarantor, Borrower or any Restricted Subsidiary and (ii) liens on cash collateral to secure reimbursement obligations under letters of credit provided to support any of the obligations described in the preceding clauses (i) and (ii);
(f) deposits to secure the performance of bids, trade contracts and leases (other than Indebtedness for borrowed money), statutory obligations, surety, stay, customs and appeal bonds, performance bonds and other obligations of a like nature (including those to secure health, safety and environmental obligations) incurred in the ordinary course of business or consistent with past practice;
(g) easements, rights‑of‑way, covenants, conditions, restrictions (including zoning restrictions), encroachments, protrusions and other similar Liens and minor title defects affecting real property which, in the aggregate, do not materially interfere with the ordinary conduct of the business of the applicable Person, and matters that are disclosed in any Mortgage Policies reasonably acceptable to the Administrative Agent;
(h) Liens securing judgments or orders for the payment of money not constituting an Event of Default under Section 7.01(h) or securing appeal or other surety bonds related to such judgments;
(i) (i) Liens securing Indebtedness permitted under Section 6.03(e); provided that, (A) such Liens do not at any time encumber any property (except for replacements, additions and accessions to such property) other than the property financed by such Indebtedness and (B) the Indebtedness secured thereby does not exceed the cost or fair market value of the property, whichever is lower, being acquired on the date of acquisition, improvements thereto and related expenses; provided that, individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender on customary terms; and (ii) Liens securing Indebtedness permitted under Section 6.03(t); provided that, (w) such Liens existed on the property or asset prior to the acquisition thereof by the Parent Guarantor, the Borrower or any Restricted Subsidiary or existed on the property or asset of any Person that becomes a Restricted Subsidiary in connection with a Permitted Acquisition, (x) such Lien is not created in connection with such acquisition or such Person becoming a Restricted Subsidiary, as the case may be and (y) such Lien shall not encumber any other property or assets of the Parent Guarantor, the Borrower or any Restricted Subsidiary (other than any Person acquired by the Parent Guarantor, the Borrower or any Restricted Subsidiary as a result of a Permitted Acquisition and any Restricted Subsidiary of such acquired Person) as of the date of such Permitted Acquisition;

(j) (x) precautionary filings in respect of operating leases and (y) leases, licenses, subleases, cross-licenses or sublicenses granted to others in the ordinary course of business which do not (i) interfere in any material respect with the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole or (ii) secure any Indebtedness;
(k) other Liens on property of Domestic Subsidiaries that are Restricted Subsidiaries securing Indebtedness in an aggregate principal amount and other obligations in an amount which does not exceed the greater of $10,000,000 and 25% of Consolidated EBITDA of the Parent Guarantor, Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii), in the aggregate; provided that, notwithstanding the foregoing, no Liens may be incurred pursuant to this clause (k) during the Covenant Relief Period in excess of $1,000,000;
(l) Liens on property of Foreign Subsidiaries (other than the Borrower) that are Restricted Subsidiaries securing Indebtedness of such Foreign Subsidiaries that are Restricted Subsidiaries permitted by

Section 6.03(g); provided that, notwithstanding the foregoing, no Liens may be incurred pursuant to this clause (l) during the Covenant Relief Period in excess of $1,000,000;
(m) Liens in favor of custom and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;
(n) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of letters of credit and bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;
(o) Liens arising out of conditional sale, consignment, title retention or similar arrangements for the sale of goods entered into by the Parent Guarantor, the Borrower or any Restricted Subsidiary in the ordinary course of business;
(p) Liens (i) of a collection bank arising under Section 4‑210 of the UCC on items in the course of collection; (ii) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business; and (iii) in favor of banking institutions arising as a matter of Law or under customary general terms and conditions encumbering deposits or other funds maintained with a financial institution (including the right of set‑off) and which are within the general parameters customary in the banking industry or arising pursuant to such banking institution’s general terms and conditions;
(q) deposits made in the ordinary course of business to secure liability to insurance carriers;
(r) Liens on Cash Collateral granted in favor of any Lenders and/or Issuing Banks created as a result of any requirement or option to Cash Collateralize pursuant to this Agreement;
(s) Liens that are customary contractual rights of setoff (i) relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence of Indebtedness; (ii) relating to pooled deposit or sweep accounts of the Parent Guarantor, the Borrower or any Restricted Subsidiary to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Parent Guarantor, the Borrower or any Restricted Subsidiary; provided that, notwithstanding the foregoing, no Liens may be incurred pursuant to this clause (s)(ii) during the Covenant Relief Period in excess of $1,000,000; or (iii) relating to purchase orders and other agreements entered into with customers of the Parent Guarantor, the Borrower or any Restricted Subsidiary in the ordinary course of business;
(t) (i) zoning, entitlements, environmental or conservation restrictions, licenses and permits (including building licenses and permits) and other land use and environmental regulations by Governmental Authorities with which the normal operation of the business complies except for such non-compliance that does not materially interfere with the ordinary conduct of the business of the Parent Guarantor, the Borrower or any Restricted Subsidiary; and (ii) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any real property that does not materially interfere with the ordinary conduct of the business of the Parent Guarantor, the Borrower or any Restricted Subsidiary;
(u) Liens (i) (1) on advances of cash or Cash Equivalents in favor of the seller of any property to be acquired in any Investment permitted pursuant to Section 6.02 (other than Section 6.02(g)) to be applied against the purchase price for such Investment and (2) consisting of any agreement to dispose of any property in a Disposition permitted pursuant to Section 6.05 (other than Section 6.05(g)), in each case solely to the extent such Investment or Disposition, as the case may be, would have been permitted on the date of the creation of such Lien or on the date of any contract for such Investment or Disposition and (ii) on any cash earnest money deposits made by the Parent Guarantor, the Borrower or any Restricted Subsidiary in connection with any letter of intent or purchase agreement permitted hereunder;
(v) Liens consisting of licensing or sublicensing agreements for the use of IP Rights entered into in the ordinary course of business;
(w) Liens on the assets of a Restricted Subsidiary (other than the Targets and their respective Subsidiaries as of the Funding Date) that exist at the time such Restricted Subsidiary first becomes a Restricted Subsidiary or such assets were first acquired by such Restricted Subsidiary, so long as (i) such Liens were not entered into in contemplation of such Person becoming a Restricted Subsidiary or assets being acquired and (ii) such Liens are not securing Indebtedness;
(x) [reserved]; and
(y) Liens on Equity Interests in joint ventures (i) securing obligations of such joint ventures or (ii) pursuant to the relevant joint venture agreement or arrangement~~.~~; provided that, notwithstanding the foregoing, no Liens may be incurred pursuant to this clause (y) during the Covenant Relief Period unless, in the case of clause (ii) above, such Lien was in existence pursuant to the relevant joint venture agreement or arrangement prior to June 30, 2023.
For purposes of determining compliance with this Section 6.01, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category of Permitted Liens described in Sections 6.01(a) through (y) but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Liens described in Sections 6.01(a) through (y), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.01 and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the categories of such Lien securing such item of Indebtedness permitted in this Section 6.01. In addition, with respect to any Lien securing Indebtedness that was permitted to be secured at the time of incurrence thereof, additional Indebtedness resulting solely from the accrual of interest, accretion of accreted value, the payment of interest in the form of additional Indebtedness or in the form of common stock of the Parent Guarantor, or the amortization of original issue discount, the accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies, in each case with respect to such permitted secured Indebtedness, shall also be permitted to be secured by such Lien.
Section 6.02. Investments
. Make any Investments, except:
(a) Investments held by the Parent Guarantor, the Borrower or any Restricted Subsidiary in the form of cash and Cash Equivalents;
(b) advances to officers, directors, employees and consultants of the Parent Guarantor, the Borrower and Restricted Subsidiaries (i) in an aggregate amount not to exceed $2,500,000 at any time outstanding, for travel, entertainment, relocation and analogous ordinary business purposes; and (ii) in connection with such Person’s purchase of Equity Interests of the Parent Guarantor, provided that, no cash is actually advanced pursuant to this clause (ii) unless immediately repaid; provided further, that notwithstanding the foregoing, no Investments may be made pursuant to this clause (b) during the Covenant Relief Period in excess of $500,000;
(c) Investments (i) existing or contractually committed on the Funding Date in Subsidiaries existing on the Funding Date; provided that, in the case of this clause (i), any such Investments in Restricted Subsidiaries that are not Loan Parties in the form of intercompany loans by Loan Parties shall be evidenced by notes that have been pledged (individually or pursuant to a global note) to the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent for the benefit of the Secured Parties unless such pledge would, in the good faith judgment of the Borrower in consultation with the Administrative Agent, result in adverse tax consequences to the Parent Guarantor, the Borrower and the Restricted Subsidiaries as reasonably determined by Borrower in consultation with the Administrative Agent; (ii) in Loan Parties (including those formed or acquired after the Funding Date so long as the Parent Guarantor, the Borrower and the Restricted Subsidiaries comply with the applicable provisions of Section 5.11, provided that, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Lien of the Administrative Agent for the benefit of the Secured Parties shall not attach to any such Investment in the form of an intercompany loan and any intercompany note evidencing such loan shall not be required to be delivered to the Administrative Agent if any such note is subsequently reasonably promptly contributed to a Subsidiary that is not a Loan Party pursuant to Section 6.02(c)(iv)); (iii) by Restricted Subsidiaries that are not Loan Parties in Restricted Subsidiaries that are not Loan Parties; (iv) by the Borrower or any other Loan Party in Unrestricted Subsidiaries or in Restricted Subsidiaries that are not Loan Parties; provided that, in the case of this clause (iv), (A) no Event of Default shall have occurred and be continuing, (B) the Parent Guarantor, the Borrower and the Restricted Subsidiaries comply with the applicable provisions of Section 5.11, (C) the aggregate amount of all such Investments outstanding at any time (determined without regard to any write‑downs or write‑offs of such Investments) shall not exceed the sum of (1) the greater (x) of $~~6,000,000~~10,000,000 and (y) 15% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii) plus (2) an amount not to exceed the Available Amount at the time of the making of such Investment, plus (3) any Net Equity Proceeds; provided further that, this clause (C) shall not apply to any such Investment that is in the form of an equity contribution or intercompany loan if, reasonably promptly following receipt of such equity contribution or intercompany loan, the proceeds of such equity contribution or intercompany loan shall be used by such Restricted Subsidiaries that are not Loan Parties (or Subsidiaries thereof) to consummate a Permitted Acquisition (and any such Investment described in this proviso shall not utilize the basket set forth in this clause (C), but shall, if applicable, utilize the basket set forth in the definition of Permitted Acquisition) and (D) any such Investments in the form of intercompany loans shall be evidenced by notes that have been pledged (individually or pursuant to a global note) to the Administrative Agent in form and substance reasonably satisfactory to the Administrative Agent for the benefit of the Secured Parties unless (x) such pledge would result in adverse tax consequences to the Parent Guarantor, the Borrower and the Restricted Subsidiaries as reasonably determined by Borrower in consultation with the Administrative Agent or (y) reasonably promptly following the making of such intercompany loan the holder of such note representing such loan contributes such note as an equity contribution to any Restricted Subsidiary that is not a Loan Party that will reasonably promptly following receipt of such equity contribution consummate (or cause one or more of its Restricted Subsidiaries to consummate) a Permitted Acquisition, in which case and in each such case, notwithstanding anything to the contrary in this Agreement or any other Loan Document, the Lien of the Administrative Agent for the benefit of the Secured Parties shall not attach to any such note, and any such note shall not be required to be delivered to the Administrative Agent;
(d) Investments consisting of extensions of credit in the nature of accounts receivable or notes receivable arising from the grant of trade credit in the ordinary course of business, and Investments received in satisfaction or partial satisfaction thereof from financially troubled account debtors to the extent reasonably necessary in order to prevent or limit loss;
(e) (i) Any Investments by the Borrower or any Guarantor in the form of Permitted Acquisitions and (ii) any Permitted Acquisition by any Restricted Subsidiary that is not a Loan Party (or any Restricted Subsidiary thereof) funded from, reasonably promptly following receipt thereof, the cash proceeds received by such Restricted Subsidiary (or any parent entity(ies) thereof that is also a Restricted Subsidiary and that received such proceeds in accordance with Section 6.02(c)(iv)) from any equity contribution or intercompany loan permitted under Section 6.02(c)(iv);
(f) Guarantees permitted by Section 6.03 or of obligations that do not constitute Indebtedness in the ordinary course of business or consistent with past practice;
(g) to the extent constituting Investments, transactions expressly permitted under Sections 6.01 (other than Section 6.01(u)), 6.04 (other than Section 6.04(c)), 6.06(d) and 6.14~~)~~;
(h) Investments existing on, or made pursuant to legally binding written commitments in existence on, the Funding Date and, to the extent having an aggregate value greater than $500,000, set forth on Schedule 6.02, and any modification, replacement, renewal or extension thereof; provided that, the amount of the original Investment is not increased except by the terms of such Investment or as otherwise permitted by this Section 6.02;
(i) promissory notes and other non‑cash consideration received in connection with Dispositions permitted by Section 6.05;
(j) Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers and in settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business and upon the foreclosure with respect to any secured Investment or other transfer of title with respect to any secured Investment;
(k) Investments to the extent that payment for such Investments is made solely by the issuance of Qualified Equity Interests of the Parent Guarantor to the seller of such Investments;
(l) Restricted Subsidiaries may be established or created if the Parent Guarantor, the Borrower and such Restricted Subsidiary comply with the requirements of Section 5.11, if applicable; provided that, in each case, to the extent such new Restricted Subsidiary is created solely for the purpose of consummating a transaction pursuant to an acquisition permitted by this Section 6.02, and such new Restricted Subsidiary at no time holds any assets or liabilities other than any merger or acquisition consideration contributed to it contemporaneously with the closing of such transactions, such new Restricted Subsidiary shall not be required to take the actions set forth in Section 5.11, as applicable, until the applicable acquisition is consummated (at which time the surviving entity of the applicable transaction shall be required to so comply in accordance with the provisions thereof);
(m) (i) Investments held by any Restricted Subsidiary acquired after the Funding Date, or of any Person acquired by, or merged into or consolidated or amalgamated with the Parent Guarantor, the Borrower or any Restricted Subsidiary after the Funding Date, in each case, as part of an Investment otherwise permitted by this Section 6.02 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation and were in existence on the date of the relevant acquisition, merger, amalgamation or consolidation and (ii) any modification, replacement, renewal or extension of any Investment permitted under clause (i) of this Section 6.02(m) so long as no such modification, replacement, renewal or extension thereof increases the amount of such Investment except as otherwise permitted by this Section 6.02; provided that, notwithstanding the foregoing, no Investments may be made pursuant to this clause (m) during the Covenant Relief Period that is not in connection with a Permitted Acquisition;
(n) Swap Contracts to the extent permitted pursuant to Section 6.03(d);
(o) so long as no Event of Default has occurred and is continuing or would be caused thereby, other Investments; provided that, in no event shall the aggregate amount of Investments outstanding at any time pursuant to this Section 6.02(o) during the term of this Agreement (net of any returns of capital on such Investments) exceed the sum of (1) the greater of (x) $10,000,000 and (y) 25% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section

5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii) plus (2) an amount not to exceed the Available Amount at the time of the making of such Investment plus (3) any Net Equity Proceeds; provided further, that notwithstanding the foregoing, no Investments may be made pursuant to this clause (o) during the Covenant Relief Period in excess of $1,000,000;
(p) the Funding Date Acquisitions;
(q) Investments consisting of the non-exclusive licensing or sublicensing of IP Rights in the ordinary course of business;
(r) Investments consisting of the non-exclusive licensing or contribution of IP Rights pursuant to joint marketing arrangements with other Persons; ~~and;~~
(s) unlimited Investments shall be permitted so long as (i) no Event of Default shall exist before or after giving effect to such Investment and (ii) the pro forma Total Leverage Ratio would be less than 3.00:1.00~~.~~; provided that, notwithstanding the foregoing, no Investments may be made pursuant to this clause (s) during the Covenant Relief Period; and
(t) Investments made prior to the Second Amendment Effective Date in connection with the indirect acquisition of equity interests in Obagi Viet Nam Import Export Trading MTV Company Limited, a company incorporated in accordance with the laws of Vietnam.

Notwithstanding anything to the contrary herein, the Parent Guarantor and the Borrower will not, and will not permit any Restricted Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole, to any Affiliate of the Borrower who is not a Loan Party (including any Unrestricted Subsidiary), other than (in each case to the extent otherwise permitted pursuant to this Section 6.02) (x) licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole and (y) any such disposition from a Restricted Subsidiary that is not a Loan Party to a Restricted Subsidiary that is not a Loan Party.

Section 6.03. Indebtedness
. Create, incur, assume or suffer to exist any Indebtedness, except:
(a) Indebtedness under the Loan Documents, including Incremental Term Loans and Incremental Revolving Loans;
(b) Indebtedness outstanding on the Funding Date and, to the extent constituting an aggregate principal amount greater than $500,000 as set forth on Schedule 6.03, and any Permitted Refinancing Indebtedness in respect thereof; provided that, any such Indebtedness (including any Permitted Refinancing Indebtedness in respect thereof), to the extent owed by a Loan Party to a Subsidiary that is not a Loan Party, shall be unsecured and subordinated to the payment of the Obligations in a manner reasonably satisfactory to the Administrative Agent;
(c) (i) Guarantees by the Borrower or any Guarantor in respect of Indebtedness otherwise permitted hereunder of the Borrower or any Guarantor; (ii) Guarantees by any Restricted Subsidiary that is not a Loan Party in respect of Indebtedness otherwise permitted hereunder of the Parent Guarantor, the Borrower or any Restricted Subsidiary; and (iii) Guarantees by the Borrower or any Guarantor in respect of Indebtedness otherwise permitted hereunder of Restricted Subsidiaries that are not Loan Parties to the extent such Guarantee constitutes an Investment permitted by Sections 6.02(c)(i) or 6.02(o); provided that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (c)(iii) during the Covenant Relief Period in excess of $1,000,000;
(d) obligations (contingent or otherwise) of the Parent Guarantor, the Borrower or any Restricted Subsidiary existing or hereafter arising under any Swap Contract; provided that, (i) such obligations are (or were) entered into by such Person in the ordinary course of business for the purpose of directly mitigating risks associated with liabilities, commitments, investments, assets, or property held or reasonably anticipated by such Person, or changes in the value of securities issued by such Person, and not for purposes of speculation; and (ii) such Swap Contract does not contain any provision exonerating the non‑defaulting party from its obligation to make payments on outstanding transactions to the defaulting party (other than pursuant to customary netting or set‑off provisions);
(e) (1) Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary in respect of Capital Leases and purchase money obligations for fixed or capital assets, which may be secured by Liens under and within the applicable limitations set forth in Section 6.01(i); provided that, the aggregate amount of all such Indebtedness at any one time outstanding pursuant to this clause (e) (when aggregated with the aggregate principal amount of Permitted Refinancing Indebtedness (other than any Refinancing Excess Amounts) Incurred pursuant to subclause (2) below in respect of such Indebtedness then outstanding) shall not exceed the greater of (x) $8,000,000 and (y) 20% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (y) on and after the Funding Date, Section 4.01(d)(i) and (ii) and (2) Permitted Refinancing Indebtedness in respect of any Indebtedness incurred under the foregoing;
(f) Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary owing to the Parent Guarantor, the Borrower or any Restricted Subsidiary to the extent constituting an Investment permitted by Section 6.02(c); provided that, such Indebtedness, to the extent owed by a Loan Party to a Restricted Subsidiary that is not a Loan Party, shall be subordinated to the payment of the Obligations in a manner reasonably satisfactory to the Administrative Agent;
(g) Indebtedness incurred by a Restricted Subsidiary that is not organized under the laws of any political subdivision of the United States, which, when aggregated with the principal amount of all other Indebtedness incurred pursuant to this clause (g) and then outstanding, does not exceed the greater of (x) $7,000,000 and (y) 14% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii); provided that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (g) during the Covenant Relief Period in excess of $1,000,000;
(h) (1) unsecured Indebtedness issued by the Parent Guarantor, the Borrower and the Restricted Subsidiaries, including Disqualified Equity Interests; provided that, (i) the pro forma Total Leverage Ratio would be less than 4.00:1.00, (ii) the stated maturity of such Indebtedness is not less than ninety one (91) days following the Latest Maturity Date at the time of incurrence of such unsecured Indebtedness and the Weighted Average Life to Maturity of such Indebtedness is not shorter than the remaining Weighted Average Life to Maturity of any Term Loans, and (iii) at the time of incurrence of such Indebtedness, there shall be no Event of Default; provided that, the aggregate amount of all Indebtedness incurred by Restricted Subsidiaries that are not Loan Parties at any one time outstanding pursuant to this clause (h) (when aggregated with the aggregate principal amount of Permitted Refinancing Indebtedness (other than any Refinancing Excess Amounts) Incurred pursuant to subclause (2) below in respect of such Indebtedness then outstanding) shall not exceed the greater of (i) $15,000,000 and (ii) 37.5% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii) and (2) Permitted Refinancing Indebtedness in respect of any Indebtedness incurred under the foregoing; provided further, that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (h) during the Covenant Relief Period;
(i) other Indebtedness of the Parent Guarantor, the Borrower and the Restricted Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed the greater of (x) $10,000,000 and (y) 25% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (1) prior to the Funding Date, Section 4.01(d)(i) and (2) on and after the Funding Date, Section 4.01(d)(i) and (ii); provided that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (i) during the Covenant Relief Period in excess of $1,000,000;
(j) [reserved];
(k) Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary consisting of obligations to pay insurance premiums or take‑or‑pay obligations contained in supply arrangements incurred in the ordinary course of business;
(l) Indebtedness consisting of obligations of the Parent Guarantor, the Borrower or the Restricted Subsidiaries under deferred consideration or other similar arrangements (including earn‑outs, indemnifications, incentive non‑competes and other contingent obligations and agreements consisting of the adjustment of purchase price or similar adjustments) incurred by such Person in connection with any Permitted Acquisition or Disposition permitted by Section 6.05 or any other Investment permitted under Section 6.02; provided that, the aggregate principal amount of all such Indebtedness of Restricted Subsidiaries that are not Loan Parties shall not exceed $5,000,000 in the aggregate at any time outstanding;

(m) Indebtedness incurred by the Parent Guarantor, the Borrower or any Restricted Subsidiary in respect of bank guarantees, warehouse receipts or similar instruments (other than letters of credit) issued or created in the ordinary course of business or consistent with past practice, including in respect of workers compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self‑insurance, or other Indebtedness with respect to reimbursement type obligations (other than obligations in respect of letters of credit) regarding workers compensation claims;
(n) obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Parent Guarantor, the Borrower or any Restricted Subsidiary;
(o) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that, such Indebtedness is extinguished within five (5) Business Days of incurrence;
(p) Indebtedness in respect of overdraft facilities, automatic clearinghouse arrangements, employee credit card programs, corporate cards and purchasing cards, and other business cash management arrangements in the ordinary course of business, including Indebtedness arising under or in connection with any Cash Management Agreement with a Cash Management Bank, and incentive, supplier finance or similar programs;
(q) Indebtedness incurred under commercial letters of credit issued for the account of the Parent Guarantor, the Borrower or any Restricted Subsidiary in the ordinary course of business (and not for the purpose of, directly or indirectly, incurring Indebtedness or providing credit support or a similar arrangement in respect of Indebtedness) or Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary under letters of credit and bank guarantees backstopped by Letters of Credit issued under this Agreement;
(r) Indebtedness representing deferred compensation to employees of the Parent Guarantor, the Borrower or any Restricted Subsidiary incurred in the ordinary course of business;
(s) (x) unsecured Indebtedness of a Loan Party that is incurred on the date of the consummation of a Permitted Acquisition solely for the purpose of consummating such Permitted Acquisition provided that, (i) the pro forma Total Leverage Ratio would be less than 4.25:1.00, (ii) the stated maturity of such Indebtedness is not less than ninety one (91) days following the Latest Maturity Date at the time of incurrence of such unsecured Indebtedness and the Weighted Average Life to Maturity of such Indebtedness is not shorter than the remaining Weighted Average Life to Maturity of any Term Loans, and (iii) at the time of incurrence of such Indebtedness, there shall be no Event of Default and (y) Permitted Refinancing Indebtedness in respect of any Indebtedness incurred under the foregoing; provided further, that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (s) during the Covenant Relief Period;

(t) (x) Indebtedness assumed in connection with a Permitted Acquisition; provided that, (i) such Indebtedness existed prior to the consummation of such Permitted Acquisition, (ii) such Indebtedness is not created in contemplation of such Permitted Acquisition, (iii) such Indebtedness is solely the obligation of such Person, and not of the Parent Guarantor, the Borrower or any Restricted Subsidiary (other than any Person acquired by the Parent Guarantor, the Borrower or any Restricted Subsidiary as a result of such Permitted Acquisition and any Restricted Subsidiary of such acquired Person as of the date of such Permitted Acquisition), (iv) the Borrower is in pro forma compliance with the financial covenants set forth in Section 6.11 and (v) to the extent such Indebtedness represents Indebtedness for borrowed money, the aggregate amount of such Indebtedness (when aggregated with the aggregate principal amount of Permitted Refinancing Indebtedness (other than any Refinancing Excess Amounts) Incurred pursuant to subclause (y) below in respect of such Indebtedness then outstanding) shall not exceed $5,000,000 at any one time outstanding and (y) Permitted Refinancing Indebtedness in respect thereof; provided further, that, notwithstanding the foregoing, no Indebtedness may be incurred pursuant to this clause (t) during the Covenant Relief Period;
(u) unsecured Indebtedness in respect of obligations to pay the deferred purchase price of goods or services or progress payments in connection with such goods and services; provided that, such obligations are incurred in connection with open accounts extended by suppliers on customary trade terms in the ordinary course of business and not in connection with the borrowing of money or hedging obligations; and
(v) Indebtedness to the extent that 100% of such Indebtedness is supported by any Letter of Credit.
The accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness, the payment of dividends on Disqualified Equity Interests in the form of additional shares of Disqualified Equity Interests, accretion or amortization of original issue discount or liquidation preferences and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate or currencies will not be deemed to be an incurrence of Indebtedness for purposes of this Section 6.03. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a consolidated balance sheet of Holdings dated such date prepared in accordance with GAAP.
Further, for purposes of determining compliance with this Section 6.03, (A) Indebtedness need not be permitted solely by reference to one category of permitted Indebtedness described in Sections 6.03(a) through (t) but may be permitted in part under any combination thereof and (B) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of one or more of the categories of permitted Indebtedness described in Sections 6.03(a) through (t), the Borrower shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness (or any portion thereof) in any manner that complies with this Section 6.03 and will only be required to include the amount and type of such item of Indebtedness (or any portion thereof) in one of the categories of Indebtedness permitted in this Section 6.03; provided that,, notwithstanding the foregoing, (i) all Indebtedness outstanding on the Funding Date (other than Obligations or Indebtedness constituting an aggregate principal amount of $500,000 or less) and set forth on Schedule 6.03 shall at all times be deemed to have been incurred and to exist pursuant to Section 6.03(b) and (ii) all obligations under Swap Contracts shall at all times be deemed to have been incurred and to exist pursuant to Section 6.03(d).
Section 6.04. Fundamental Changes
. Merge, dissolve, liquidate, consolidate with or into another Person, take any action for its registration by way of continuation under the laws of a jurisdiction outside of its Original Jurisdiction or Dispose of (whether in one transaction or in a series of transactions) all or substantially all of its assets (whether now owned or hereafter acquired) to or in favor of any Person, except that, so long as no Event of Default exists or would result therefrom:
(a) any Subsidiary (other than the Borrower) may merge with (i) the Borrower; provided that, the Borrower shall be the continuing or surviving Person and (ii) any Subsidiary (other than the Borrower); provided that, (A) when any Restricted Subsidiary is merging with another Subsidiary, a Restricted Subsidiary shall be the continuing or surviving Person, (B) when any Guarantor is merging with another Subsidiary, the continuing or surviving Person shall be a Guarantor and (C) if as a result thereof, either the Parent Guarantor or the Borrower owns, directly or indirectly, less of such Subsidiary’s equity interests than it did prior to the merger, such merger shall also constitute a Disposition subject to Section 6.05 (and must be permitted by any clause thereof other than Section 6.05(g));
(b) a merger, dissolution, liquidation, consolidation or Disposition (i) of any Immaterial Subsidiary or (ii) the purpose of which is to effect a Disposition permitted pursuant to Section 6.05 (other than Section 6.05(g))
(c) the Parent Guarantor, the Borrower or any Restricted Subsidiary may consummate any Permitted Acquisition or any other Investment permitted by Section 6.02; provided that, (i) in any such transaction involving the Borrower, the Borrower shall be the continuing or surviving Person; (ii) in any such transaction involving the Parent Guarantor, the Parent Guarantor shall be the continuing or surviving person; and (iii) in any such transaction involving a Guarantor, the continuing or surviving Person shall be a Guarantor;
(d) any Restricted Subsidiary (other than the Borrower) may Dispose of all or substantially all of its assets (upon voluntary liquidation, dissolution or otherwise) (i) to the Borrower or to a Guarantor; or (ii) if the transferor is not a Guarantor, to any other Restricted Subsidiary; provided in each case that (A) if the transferor in such a transaction is a wholly‑owned Restricted Subsidiary, then the transferee must either be the Borrower or a wholly‑owned Restricted Subsidiary and (B) to the extent that the transferee is not the Borrower or a wholly‑owned Restricted Subsidiary (based on the percentage of such transferee which is not owned directly or indirectly by the Borrower), the Disposition shall constitute a Disposition subject to Section 6.05 and shall be permitted under this Section 6.04 so long as it is permitted by any clause of Section 6.05 other than Section 6.05(g); and
(e) any Subsidiary (other than the Borrower) may liquidate or dissolve or change in legal form if the Borrower determines in good faith that such liquidation or dissolution or change in legal form is in the best interests of the Borrower and is not materially disadvantageous to the Lenders (it being understood that in the case of any change in legal form, a Subsidiary that is a Guarantor will remain a Guarantor).
Notwithstanding anything to the contrary herein, the Parent Guarantor and the Borrower will not, and will not permit any Restricted Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole, to any Affiliate of the Borrower who is not a Loan Party (including any Unrestricted Subsidiary), other than (in each case, to the extent otherwise permitted pursuant to this Section 6.04) (x) licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole and (y) any such disposition from a Restricted Subsidiary that is not a Loan Party to a Restricted Subsidiary that is not a Loan Party.

Section 6.05. Dispositions
. Make any Disposition or enter into any agreement to make any Disposition of any assets having a fair market value in excess of $400,000, in a single transaction or a series of related transactions, except:
(a) Dispositions of obsolete or worn out property, whether now owned or hereafter acquired in the ordinary course of business and Dispositions of property no longer used or useful in the conduct of the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries (including, in Borrower’s reasonable business judgment, allowing any registrations or any applications for registration of any IP Rights to lapse or go abandoned);
(b) Dispositions of inventory and goods held for sale in the ordinary course of business;
(c) Dispositions of property to the extent that (i) such property is exchanged for credit against the purchase price of similar replacement property or (ii) the proceeds of such Disposition are reasonably promptly applied to the purchase price of such replacement property;
(d) Dispositions of property by the Borrower to any Restricted Subsidiary, or by any Restricted Subsidiary to the Borrower or to a Restricted Subsidiary; provided that, if the transferor of such property is the Borrower or a Guarantor, the transferee thereof must either be the Borrower or a Guarantor or such Disposition must otherwise constitute an Investment permitted by Section 6.02;
(e) Dispositions of accounts receivable for purposes of collection;
(f) Dispositions of investment securities and Cash Equivalents in the ordinary course of business;
(g) (A) Dispositions permitted by Section 6.04 (other than Section 6.04(a)(ii)(C), Section 6.04(b) or Section 6.04(d)(ii)(B)); (B) Dispositions that constitute Investments permitted by Section 6.02 (other than Section 6.02(g)); (C) Dispositions that constitute Restricted Payments permitted by Section 6.06 (other than Section 6.06(o))and (D) Dispositions that constitute Liens permitted by Section 6.01 (other than Section 6.01(u));
(h) Dispositions consisting of licenses or sublicenses of IP Rights in the ordinary course of business;
(i) Dispositions of property subject to or resulting from casualty losses and (ii) transfers of condemned property as a result of the exercise of “eminent domain” or other similar policies to the respective Governmental Authority or agency that has condemned the same (whether by deed in lieu of condemnation or otherwise), and transfers of property that have been subject to a casualty to the respective insurer of such real property as part of an insurance settlement;
(j) Dispositions by the Parent Guarantor, the Borrower and the Restricted Subsidiaries of property not otherwise permitted under this Section 6.05; provided that, (i) at the time of such Disposition and after giving effect thereto, no Event of Default shall exist or would result from such Disposition, (ii) the consideration received for such property shall be in an amount at least equal to the fair market value thereof, (iii) no less than 75% of such consideration shall have been paid in cash or Cash Equivalents and (iv) the aggregate fair market value of the assets so Disposed pursuant to this clause (j) shall not exceed 20.0% of Consolidated Total Assets in any Fiscal Year; provided that, for the purposes of clause (iii), the following shall be deemed to be cash: (A) any liabilities (as shown on the Parent Guarantor’s, the Borrower’s or the applicable Restricted Subsidiary’s most recent balance sheet provided hereunder or in the footnotes thereto) of the Parent Guarantor, the Borrower or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee with respect to the applicable Disposition and for which the Parent Guarantor, the Borrower and all Restricted Subsidiaries shall have been validly released by all applicable creditors in writing, (B) any securities received by the Parent Guarantor, the Borrower or the applicable Restricted Subsidiary from such transferee that are converted by the Parent Guarantor, the Borrower or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of the applicable Disposition, and (C) the aggregate Designated Non-Cash Consideration received by the Parent Guarantor, the Borrower or such Restricted Subsidiary having an aggregate fair market value (determined as of the closing of the applicable Disposition for which such Designated Non-Cash Consideration is received) not to exceed the greater of $4,000,000 and 10% of Consolidated EBITDA for the most recently ended Measurement Period (determined at the time of such Disposition) (net of any such Designated Non-Cash Consideration converted into Cash Equivalents); provided further, that, notwithstanding the foregoing, no Disposition may be made pursuant to this clause (j) during the Covenant Relief Period in excess of $1,000,000 in the aggregate;
(k) Dispositions by the Parent Guarantor, the Borrower and the Restricted Subsidiaries of property acquired after the Funding Date in connection with a Permitted Acquisition; provided that, (i) the Borrower disposes of any such assets within 270 days following the closing of such Permitted Acquisition and (ii) the fair market value of the assets to be divested in connection with any Permitted Acquisition does not exceed an amount equal to 35% of the total cash and non‑cash consideration for such Permitted Acquisition; provided further, that, notwithstanding the foregoing, no Disposition may be made pursuant to this clause (k) during the Covenant Relief Period;

(l) leases, licenses, easements, subleases, sublicenses or other similar agreements with respect to real or personal property granted to others in the ordinary course of business which do not interfere in any material respect with the business of the Parent Guarantor, the Borrower or any Restricted Subsidiary;
(m) the issuance of (x) Qualified Equity Interests by a Restricted Subsidiary (other than the Borrower) to the Parent Guarantor or to another Restricted Subsidiary (and each other equity holder on a no greater than pro rata basis) and (y) Qualified Equity Interests by the Borrower to the Parent Guarantor;
(n) Dispositions of Investments in joint ventures to the extent required by, or made pursuant to, buy/sell arrangements between the joint venture parties set forth in the joint venture agreement or similar binding agreements entered into with respect to such Investment in such joint venture;
(o) Repurchases of Equity Interests deemed to occur upon the exercise of stock options, warrants or other convertible securities if such Equity Interests represent (i) a portion of the exercise price thereof or (ii) withholding incurred in connection with such exercise;
(p) Dispositions made in connection with the Transactions pursuant to the terms of the applicable Funding Date Acquisition Agreement.
Notwithstanding anything to the contrary herein, the Parent Guarantor and the Borrower will not, and will not permit any Restricted Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole , to any Affiliate of the Borrower who is not a Loan Party (including any Unrestricted Subsidiary), other than (in each case, to the extent otherwise permitted pursuant to this Section 6.05) (x) licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole and (y) any such disposition from a Restricted Subsidiary that is not a Loan Party to a Restricted Subsidiary that is not a Loan Party.

Section 6.06. Restricted Payments
. Declare or make, directly or indirectly, any Restricted Payment, or incur any obligation (contingent or otherwise) to do so, except that:
(a) each Restricted Subsidiary may make Restricted Payments to the Borrower, the Parent Guarantor and any other Person (including any other Restricted Subsidiary) that owns an Equity Interest in such Restricted Subsidiary ratably according to their respective holdings of the type of Equity Interest in respect of which such Restricted Payment is being made;
(b) the Parent Guarantor and each Restricted Subsidiary may declare and make dividend payments or other distributions payable solely in Qualified Equity Interests of such Person, in the case of a Restricted Subsidiary, ratably to each Person that owns an Equity Interest in such Restricted Subsidiary of the class of Equity Interest in respect of which the Restricted Payment is being made;
(c) the Parent Guarantor and each Restricted Subsidiary may purchase, redeem or otherwise acquire Equity Interests issued by it (in the case of a Restricted Subsidiary, ratably from each Person that owns the class of Equity Interest being repurchased, redeemed or acquired) with the proceeds received from the substantially concurrent issue (in the case of a Restricted Subsidiary, ratably to each Person that owns an Equity Interest in such Restricted Subsidiary) of new shares of its Qualified Equity Interests;
(d) the Parent Guarantor, the Borrower and each Restricted Subsidiary may make Restricted Payments pursuant to and in accordance with their stock option, stock purchase and other benefit plans of general application to management, directors or other employees of the Parent Guarantor (or any direct or indirect parent thereof), the Borrower and the Restricted Subsidiaries, as adopted or implemented in the ordinary course of business; provided that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this clause (d) during the Covenant Relief Period in excess of $3,000,000;
(e) so long as no Default shall have occurred and be continuing at the time of any action described in this clause (e) or would result therefrom, the Parent Guarantor may (i) declare and make cash dividends to its equity holders in respect of Qualified Equity Interests and (ii) purchase, redeem or otherwise acquire for cash Qualified Equity Interests issued by it in an aggregate amount with respect to clauses (i) and (ii) collectively from and after the Effective Date not to exceed the sum of (1) the greater of $10,000,000 and 25% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (x) prior to the Funding Date, Section 4.01(d)(i) and (y) on and after the Funding Date, Section 4.01(d)(i) and (ii) plus (2) on and after the Funding Date, so long as the pro forma Total Leverage Ratio is less than 3.75:1.00, an amount not to exceed the Available Amount at the time of the making of such dividend, purchase, redemption or acquisition plus (3) any Net Equity Proceeds; provided that, in the case of each of clauses (i) and (ii) above, the Borrower is in pro forma compliance with the financial covenants set forth in Section 6.11; provided further, that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this clause (e) during the Covenant Relief Period;
(f) on and after the Funding Date, so long as no Default shall have occurred and be continuing at the time of any action described in this clause (f) or would result therefrom, the Parent Guarantor may declare and make cash dividends to its equity holders in respect of Disqualified Equity Interests in an amount not to exceed the Available Amount at the time of the making of such dividend plus any Net Equity Proceeds, in each case, if the pro forma Total Leverage Ratio would be less than the Total Leverage Ratio as of the Funding Date; provided that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this clause (f) during the Covenant Relief Period;
(g) Investments pursuant to Section 6.02(c) shall be permitted;
(h) non‑cash repurchases of Equity Interests of the Parent Guarantor (or any direct or indirect parent thereof) deemed to occur (i) upon the non‑cash exercise of stock options and warrants or similar equity incentive awards, and (ii) in connection with the withholding of a portion of the Equity Interests granted or awarded to a director or an employee to pay for the taxes payable by such director or employee upon such grant or award shall be permitted;
(i) the Parent Guarantor, the Borrower or any Restricted Subsidiary may (i) pay cash in lieu of fractional shares in connection with any dividend, split or combination thereof or any Permitted Acquisition and (ii) honor any conversion request by a holder of convertible Indebtedness and make cash payments in lieu of fractional shares in connection with any such conversion; provided that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this Section 6.06(i) during the Covenant Relief Period in excess of $1,000,000;
(j) the payment of dividends and distributions within forty five (45) days after the date of declaration thereof, if at the date of declaration of such payment, such payment would have complied with the other provisions of this Section 6.06 shall be permitted; provided that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this clause (j) during the Covenant Relief Period;
(k) the purchase, redemption, acquisition, cancellation or other retirement for a nominal value per right of any rights granted to all holders of common stock of the Parent Guarantor, the Borrower or any Restricted Subsidiary pursuant to any shareholders’ rights plan adopted for the purpose of protecting shareholders from unfair takeover tactics shall be permitted; provided that, any such purchase, redemption, acquisition, cancellation or other retirement of such rights is not for the purpose of evading the limitations of this covenant (all as determined in good faith by a Responsible Officer that is a senior financial officer of the Borrower);
(l) unlimited Restricted Payments shall be permitted so long as (i) no Default shall exist before or after giving effect to such Restricted Payment and (ii) the pro forma Total Leverage Ratio would be less than 2.50:1.00; provided that, notwithstanding the foregoing, no Restricted Payment may be made pursuant to this clause (l) during the Covenant Relief Period;
(m) the Transactions;
(n) the Parent Guarantor, the Borrower and the Restricted Subsidiaries may make distributions to any direct or indirect parent thereof the proceeds of which shall be used (i) to make Permitted Tax Distributions or (ii) to pay such parent’s operating costs and expenses incurred in the ordinary course of business and other corporate overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties), which are reasonable and customary and incurred in the ordinary course of business and attributable to the ownership or operations of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, expenses in connection with the Transactions, and any reasonable and indemnification claims made by directors or officers of such parent attributable to the ownership or operations of the Parent Guarantor, the Borrower and the Restricted Subsidiaries; and
(o) to the extent constituting Restricted Payments, the Parent Guarantor, the Borrower and the Restricted Subsidiaries may enter into transactions expressly permitted by Section 6.04 and Section 6.05 (other than pursuant to the lead-in to Section 6.05, or pursuant to Section 6.05(f), (g) or (k)).
Notwithstanding anything to the contrary herein, the Parent Guarantor and the Borrower will not, and will not permit any Restricted Subsidiary to, sell, lease, convey, assign, transfer or otherwise dispose (including pursuant to an exclusive license) of intellectual property that is material to the operation of the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole, to any Affiliate of the Borrower who is not a Loan Party (including any Unrestricted Subsidiary), other than (in each case, to the extent otherwise permitted pursuant to this Section 6.06) (x) licenses, sublicenses or cross-licenses of intellectual property in the ordinary course of business and which do not materially interfere with the business of the Parent Guarantor, the Borrower and the Restricted Subsidiaries, taken as a whole and (y) any such disposition from a Restricted Subsidiary that is not a Loan Party to a Restricted Subsidiary that is not a Loan Party.

Section 6.07. Change in Nature of Business
. Engage in any material line of business substantially different from the Permitted Business.
Section 6.08. Transactions with Affiliates
. Enter into any transaction of any kind with any Affiliate of the Borrower involving aggregate payments or consideration in excess of $400,000 for any individual transaction or series of related transactions, whether or not in the ordinary course of business, other than on fair and reasonable terms not materially less favorable to the Parent Guarantor, the Borrower or such Restricted Subsidiary than would be obtainable by the Parent Guarantor, the Borrower or such Restricted Subsidiary at the time in a comparable arm’s length transaction with a Person other than an Affiliate, provided that, the foregoing restriction shall not apply to:
(a) transactions among the Parent Guarantor, the Borrower and the Restricted Subsidiaries or any entity that becomes a Restricted Subsidiary as a result of such transactions;
(b) the payment of reasonable fees, expenses and compensation (including equity compensation) to and insurance provided on behalf of current, former and future officers and directors of the Parent Guarantor (or any direct or indirect parent thereof), the Borrower or any Restricted Subsidiary and indemnification agreements entered into by the Parent Guarantor (or any direct or indirect parent thereof), the Borrower or any Restricted Subsidiary;
(c) employment and severance arrangements between the Parent Guarantor (or any direct or indirect parent thereof), the Borrower and the Restricted Subsidiaries and their respective current, former and future officers and employees and transactions pursuant to stock option plans and other employee benefit plans and arrangements in the ordinary course of business;
(d) transactions pursuant to agreements in existence on the Funding Date and set forth on Schedule 6.08 or any amendment thereto to the extent such an amendment is not adverse to the Lenders in any material respect;
(e) Restricted Payments made pursuant to Section 6.06;
(f) [reserved];
(g) the pledge of Equity Interests of Unrestricted Subsidiaries;
(h) the Transactions and the payment of fees and expenses (including the Transaction Expenses) as part of or in connection with the Transactions;
(i) the payment of customary fees and reasonable out of pocket costs to, and indemnities provided on behalf of, directors, officers, employees and consultants of the Parent Guarantor, the Borrower and the Restricted Subsidiaries (or any direct or indirect parent of the Parent Guarantor) in the ordinary course of business to the extent attributable to the ownership or operation of the Parent Guarantor, the Borrower and the Restricted Subsidiaries;
(j) transactions with customers, clients, joint venture partners, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of this Agreement which are fair to the Parent Guarantor, the Borrower and the Restricted Subsidiaries, in the reasonable determination of the senior management of the Borrower;
(k) payments to or from, and transactions with, joint ventures (to the extent any such joint venture is only an Affiliate as a result of Investments by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in such joint venture) to the extent otherwise constituting an Investment permitted under Section 6.02 or Restricted Payment permitted under Section 6.06; and
(l) any other transaction with an Affiliate, which is approved by a majority of disinterested members of the board of directors (or equivalent governing body) of the Parent Guarantor, the Borrower or the applicable Restricted Subsidiary in good faith.
Section 6.09. Restrictive Agreements
. Enter into any Contractual Obligation (other than this Agreement or any other Loan Document) that limits the ability (i) of any Restricted Subsidiary to make Restricted Payments to the Borrower or any Guarantor or to otherwise transfer property to the Borrower or any Guarantor, (ii) of the Parent Guarantor or any Restricted Subsidiary to Guarantee the Indebtedness of the Borrower hereunder or (iii) of the Parent Guarantor, the Borrower or any Restricted Subsidiary to create, incur, assume or suffer to exist Liens on property of such Person to secure the Obligations; provided that, clauses (i) and (iii) shall not prohibit any negative pledge or similar provision, or restriction on transfer of property, incurred or provided in favor of any holder of Indebtedness permitted under Section 6.03(e) solely to the extent any such negative pledge relates to the property financed by or the subject of such Indebtedness or any other property securing any other Indebtedness permitted under Section 6.03(e). Notwithstanding the foregoing, this Section 6.09 will not restrict or prohibit:
(A) to the extent constituting a limitation described in Section 6.09(i), restrictions imposed pursuant to an agreement that has been entered into in connection with a transaction permitted pursuant to Section 6.05 with respect to the property that is subject to that transaction;

(B) (x) restrictions imposed by any agreement relating to Indebtedness permitted pursuant to Section 6.03 (to the extent such restriction is customary in agreements governing Indebtedness of such type and is no more restrictive, taken as a whole, to the Parent Guarantor, the Borrower and the Restricted Subsidiaries than the covenants contained in this Agreement) and (y) customary restrictions and conditions contained in the document relating to any consensual Lien, so long as (i) such Lien is permitted by Section 6.01 and such restrictions or conditions relate only to the specific asset(s) subject to such Lien and (ii) such restrictions and conditions are not created for the purpose of avoiding the restrictions imposed by this Section 6.09;
(C) provisions restricting subletting, transfer or assignment of Contractual Obligations (including the granting of any Lien);
(D) [reserved];
(E) to the extent constituting a limitation described in Section 6.09(i), provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into by the Parent Guarantor, the Borrower and the Restricted Subsidiaries in the ordinary course of business;
(F) to the extent constituting a limitation described in Section 6.09(i), restrictions on cash or other deposits or net worth imposed by customers on the Parent Guarantor, the Borrower and the Restricted Subsidiaries under contracts entered into in the ordinary course of business;
(G) to the extent constituting a limitation described in Section 6.09(i), encumbrances or restrictions arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Parent Guarantor, the Borrower or any Restricted Subsidiary in any manner material to the Parent Guarantor, the Borrower or any Restricted Subsidiary;
(H) to the extent constituting a limitation described in Section 6.09(i), encumbrances or restrictions existing under, by reason of or with respect to customary provisions contained in leases or non-exclusive licenses of IP Rights and other agreements, in each case, entered into by the Parent Guarantor, the Borrower or any Restricted Subsidiary in the ordinary course of business; or
(I) restrictions and conditions were binding on a Restricted Subsidiary (other than the Targets and their Restricted Subsidiaries as of the Funding Date) or its assets at the time such Restricted Subsidiary first becomes a Restricted Subsidiary or such assets were first acquired by such Restricted Subsidiary, so long as such Contractual Obligations were not entered into in contemplation of such Person becoming a Restricted Subsidiary or assets being acquired;
(J) provisions in agreements or instruments which prohibit the payment of dividends or the making of other distributions with respect to any class of Equity Interests of a Person other than on a pro rata basis; and
(K) restrictions or conditions imposed by any agreement relating to secured Indebtedness permitted by this Agreement if such restrictions or conditions apply only to the property or assets securing such Indebtedness or the Persons obligated thereon.
Section 6.10. Use of Proceeds
. Request any Credit Event, use, or allow any Restricted Subsidiary to use, the proceeds of any Credit Event, directly or, to the knowledge of the Parent Guarantor or the Borrower, indirectly (a) in furtherance of an offer, payment, promise to pay or authorization of the payment or giving of money, or anything else of value to any Person in violation of Anti‑Corruption Laws, (b) for the purpose of funding, financing or facilitating any activities, business or transaction of, or with, any Sanctioned Person or in any Sanctioned Country or in any other manner that would result in a violation of Sanctions by any Person that is a party to this Agreement, or (c) to purchase or carry margin stock (within the meaning of Regulation U) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund indebtedness originally incurred for such purpose.
Section 6.11. Financial Covenants
.
(a) Maximum Total Leverage Ratio.

(i) During the Covenant Relief Period, permit (i) with respect to any Measurement Period ending on or after September 30, 2023 and on or prior to March 31, 2024, the Total Annualized Leverage Ratio as of the last day of any Measurement Period to be greater than the amount set forth in the table below and (ii) with respect to any Measurement Period ending on June 30, 2024 or September 30, 2024, the Total Leverage Ratio as of the last day of such Measurement Period to be greater than the amount set forth in the table below:

Measurement Period ending	Total Annualized Leverage Ratio/Total Leverage Ratio
September 30, 2023	5.75 to 1.00
December 31, 2023	4.50 to 1.00
March 31, 2024	4.50 to 1.00
June 30, 2024	4.25 to 1.00
September 30, 2024	3.75 to 1.00

(ii) Upon and after the termination of the Covenant Relief Period, permit the Total Leverage Ratio as of the last day of any Measurement Period to be greater than (i) with respect to the Measurement Period ending on or after September 30, 2023, 4.25 to 1.00, (ii) with respect to any Measurement Period ending on December 31, 2023, 4.00 to 1.00, (iii) with respect to any Measurement Period ending March 31, 2024, June 30, 2024 or September 30, 2024, 3.75 to 1.00 (for the avoidance of doubt, in the case of each of clauses (i), (ii) and (iii) above, solely in the event the Borrower has delivered a Financial Covenant Election and the Covenant Relief Period has ended) and (iv) with respect to any Measurement Period ending on or after December 31, 2024, 3.75 to 1.00 (the “Maximum Total Leverage Ratio”):

~~(a) Maximum Total Leverage Ratio. Commencing with the first full fiscal quarter ending after the Funding Date, permit the Total Leverage Ratio as of the last day of any Measurement Period to be greater than, (i) with respect to any Measurement Period ending on September 30, 2022, 4.50 to 1.00, (ii) with respect to the Measurement Period ending on December 31, 2022, 4.50 to 1.00 and (iii) with respect to any Measurement Period ending on or after March 31, 2023, and prior to December 31, 2023, 4.25 to 1.00, (iv) with respect to any Measurement Period ending on December 31, 2023, 4.00 to 1.00 and (v) with respect to any Measurement Period ending on or after March 31, 2024, 3.75 to 1.00 (in each case, the “Maximum Total Leverage Ratio”).~~ Notwithstanding the foregoing, (i) at the election of the Borrower (the notice of which election shall be given to the Administrative Agent within thirty (30) days after consummating the relevant Qualified Acquisition), the Maximum Total Leverage Ratio set forth above shall be increased by 0.50 to 1.00 in connection with a Qualified Acquisition for two consecutive fiscal quarters (and no other fiscal quarters), starting with the fiscal quarter in which such Qualified Acquisition is consummated (a “Qualified Acquisition Election”) and (ii) the Borrower may make a Qualified Acquisition Election no more than once during the life of this Agreement.
(b) Minimum Interest Coverage Ratio. ~~Commencing with the first full fiscal quarter ending~~

(i) During the Covenant Relief Period, permit (i) with respect to any Measurement Period ending on or after September 30, 2023 and on or prior to March 31, 2024, the Annualized Interest Coverage Ratio as of the last day of any Measurement Period to be less than the amount set forth in the table below and (ii) with respect to any Measurement Period ending on June 30, 2024 or September 30, 2024, the Interest Coverage Ratio as of the last day of such Measurement Period to be less than the amount set forth in the table below:

Measurement Period ending	Annualized Interest Coverage Ratio/Interest Coverage Ratio
September 30, 2023	1.75 to 1.00
December 31, 2023	2.25 to 1.00
March 31, 2024	2.25 to 1.00
June 30, 2024	2.50 to 1.00
September 30, 2024	2.75 to 1.00

(ii) Upon and after the ~~Funding Date~~termination of the Covenant Relief Period, permit the Interest Coverage Ratio as of the last day of any ~~four fiscal quarter period of the Borrower~~Measurement Period to be less than 3.00 to 1.00.
(c) Minimum Liquidity. During the Covenant Relief Period, permit Liquidity to be less than $15,000,000 for any period of three (3) consecutive Business Days (the “Minimum Liquidity Covenant”).

Section 6.12. Amendments to Organization Documents
. Amend any of its Organization Documents in a manner materially adverse to the Lenders (in their capacities as such); provided that, any amendment of any such Organization Documents substantially in a form reasonably acceptable to the Administrative Agent and delivered to the Administrative Agent prior to the Effective Date shall not be deemed to be materially adverse to the Lenders.
Section 6.13. Fiscal Year
. Make any change in its (a) accounting policies or financial reporting practices, except as required by GAAP, or (b) Fiscal Year; provided that, the Parent Guarantor may, upon written notice to the Administrative Agent, change the Fiscal Year to any other fiscal year reasonably acceptable to the Administrative Agent, in which case, the Parent Guarantor, the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any amendments and/or adjustments to this Agreement that are necessary to reflect such change in fiscal year.
Section 6.14. Prepayments of Indebtedness
. Prepay, redeem, purchase, defease or otherwise satisfy prior to the scheduled maturity thereof in any manner, or make any payment in violation of any subordination terms of, any Indebtedness that is (x) subordinated in right of payment to the Obligations expressly by its terms, (y) unsecured or (z) secured on a junior lien basis to any Liens securing the Obligations (collectively, the “Junior Indebtedness”), except, in each case, so long as no Event of Default has occurred and is continuing or would be caused thereby, for (a) the Refinancing thereof with the proceeds of any Permitted Refinancing Indebtedness permitted by Section 6.03, (b) the prepayment of Indebtedness of the Parent Guarantor, the Borrower or any Restricted Subsidiary owed to the Parent Guarantor, the Borrower or any Restricted Subsidiary to the extent not prohibited by the subordination provisions applicable thereto~~,~~; provided that, notwithstanding the foregoing, no such prepayment may be made pursuant to this clause (b) during the Covenant Relief Period (except in the case of intercompany Junior Indebtedness), (c) prepayments, redemptions, purchases or other payments made to satisfy Junior Indebtedness (not in violation of any subordination terms in respect thereof) in an amount not to exceed the sum of (1) the greater of $10,000,000 and 25% of Consolidated EBITDA of the Parent Guarantor, the Borrower and the Restricted Subsidiaries based on the most recent financial statements delivered under Section 5.01(a) or (b) or, prior to the time any such statements are first required to be so delivered pursuant to Section 5.01(a) or (b), the financial statements delivered pursuant to (x) prior to the Funding Date, Section 4.01(d)(i) and (y) on and after the Funding Date, Section 4.01(d)(i) and (ii) plus (2) on and after the Funding Date, so long as the pro forma Total Leverage Ratio would be less than the Total Leverage Ratio as of the Funding Date, an amount not to exceed the Available Amount at the time of the making of such prepayment, redemption, repurchase or other payment plus (3) any Net Equity Proceeds; provided that, notwithstanding the foregoing, no such prepayment, redemption, purchase or other payment may be made pursuant to this clause (c) during the Covenant Relief Period, (d) unlimited prepayments, redemptions, purchases or other payments made to satisfy Junior Indebtedness (not in violation of any subordination terms in respect thereof) shall be permitted so long as the pro forma Total Leverage Ratio would be less than 2.50:1.00~~,~~; provided that, notwithstanding the foregoing, no such prepayment, redemption, purchase or other payment may be made pursuant to this clause (d) during the

Covenant Relief Period, (e) payments of regularly scheduled interest and fees due under any document, agreement or instrument evidencing any Junior Indebtedness or entered into in connection with any Junior Indebtedness, other non‑principal payments thereunder, any mandatory prepayments of principal, interest and fees thereunder, scheduled payments thereon necessary to avoid the Junior Indebtedness from constituting “applicable high yield discount obligations” within the meaning of Section 163(i)(1) of the Code and principal on the scheduled maturity date of any Junior Indebtedness (or within ninety (90) days thereof), in each case to the extent not expressly prohibited by the subordination provisions applicable thereto, if any, and (f) the conversion or exchange of any Junior Indebtedness to Equity Interests (other than Disqualified Equity Interests) of the Parent Guarantor or any of its direct or indirect parents.
Section 6.15. Sale and Leaseback Transactions
. Enter into any Sale and Leaseback Transaction in which any Loan Party is the seller or the lessee unless the disposition of assets is permitted under Section 6.05 and the incurrence of indebtedness is permitted by Section 6.03.
Section 6.16. Amendments to Indebtedness
. Amend, modify, or change in any manner any term or condition of any Junior Indebtedness, in each case, in a manner materially adverse to the Lenders.
Article VII Events of Default
Section 7.01. Events of Default
. Each of the following shall constitute an Event of Default (each, an “Event of Default”):
(a) Non-Payment. The Parent Guarantor, the Borrower or any other Loan Party fails to pay (i) when and as required to be paid herein, any amount of principal of any Loan or any LC Obligation, or (ii) within five (5) Business Days after the same becomes due, any interest on any Loan or on any LC Obligation, or any fee due hereunder, or (iii) within five (5) Business Days after the same becomes due, any other amount payable hereunder or under any other Loan Document; or
(b) Specific Covenants. (i) The Parent Guarantor or the Borrower fails to perform or observe any term, covenant or agreement contained in any of Sections 5.03(a), 5.04 (with respect to the Borrower’s existence), 5.10, 5.11, 5.13 or Article 6; or
(c) Other Defaults. Any Loan Party fails to perform or observe any other covenant or agreement (not specified in subsection (a) or (b) above) contained in any Loan Document on its part to be performed or observed and such failure continues for thirty (30) days after the Administrative Agent provides written notice to the Borrower of such failure; or
(d) Representation and Warranties. Any representation, warranty, certification or statement of fact made or deemed made by or on behalf of the Parent Guarantor, the Borrower or any other Loan Party herein, in any other Loan Document, or in any document delivered in connection herewith or therewith shall be incorrect in any material respect when made or deemed made; or
(e) Cross-Default. (i) The Parent Guarantor, the Borrower or any Restricted Subsidiary (other than an Immaterial Subsidiary) (A) fails to make any payment when due (whether by scheduled maturity, required prepayment, acceleration, demand, or otherwise) in respect of any Indebtedness or Guarantee (other than Indebtedness under the Loan Documents and Indebtedness under Swap Contracts) having an aggregate principal amount (including undrawn committed or available amounts and including amounts owing to all creditors under any combined or syndicated credit arrangement) of more than the Threshold Amount (provided that, this clause (A) shall not apply to any breach or default that is (I) remedied by the Parent Guarantor, the Borrower or the applicable Restricted Subsidiary or (II) waived (including in the form of amendment) by the required holders of the applicable Indebtedness, in each case of clauses (I) and (II), prior to the acceleration of the Loans pursuant to Section 7.02) or (B) fails to observe or perform any other agreement or condition relating to any such Indebtedness or Guarantee or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event occurs, in each case after any applicable grace, cure or notice period, the effect of which default or other event is to cause, or to permit the holder or holders of such Indebtedness or the beneficiary or beneficiaries of such Guarantee (or a trustee or agent on behalf of such holder or holders or beneficiary or beneficiaries) to cause, with the giving of notice if required, such Indebtedness to be demanded or to become due or to be repurchased, prepaid, defeased or redeemed (automatically or otherwise), or an offer to repurchase, prepay, defease or redeem such Indebtedness to be made, prior to its stated maturity, or such Guarantee to become payable or cash collateral in respect thereof to be demanded (provided that, this clause (B) shall not apply to secured Indebtedness that becomes due as a result of the sale, transfer or other disposition (including as a result of a casualty or condemnation event) of the property or assets securing such Indebtedness (to the extent such sale, transfer or other disposition is not prohibited under this Agreement); provided, further, that this clause (B) shall not apply to any breach or default that is (I) remedied by the Parent Guarantor, the Borrower or the applicable Restricted Subsidiary or (II) waived (including in the form of amendment) by the required holders of the applicable Indebtedness, in each case of clauses (I) and (II), prior to the acceleration of the Loans pursuant to Section 7.02) or (ii) there occurs under any Swap Contract an Early Termination Date (as defined, or as such comparable term may be used and defined, in such Swap Contract) resulting from (A) any event of default under such Swap Contract as to which the Parent Guarantor, the Borrower or any Restricted Subsidiary is the Defaulting Party (as defined, or as such comparable term may be used and defined, in such Swap Contract) or (B) any Termination Event (as defined, or as such comparable term may be used and defined, in such Swap Contract) under such Swap Contract as to which the Parent Guarantor, the Borrower or any Restricted Subsidiary is an Affected Party (as defined, or as such comparable term may be used and defined, in such Swap Contract) and, in either event, the Swap Termination Value owed by the Parent Guarantor, the Borrower or such Restricted Subsidiary as a result thereof is greater than the Threshold Amount; or
(f) Insolvency Proceedings, Etc. Any Loan Party or any Restricted Subsidiary (other than an Immaterial Subsidiary) institutes or consents to the institution of any proceeding under any Debtor Relief Law, or makes an assignment for the benefit of creditors; or applies for or consents to the appointment of any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer for it or for all or any material part of its property; or any receiver, trustee, custodian, conservator, liquidator, rehabilitator or similar officer is appointed without the application or consent of such Person and the appointment continues undischarged or unstayed for sixty (60) days; or any proceeding under any Debtor Relief Law relating to any such Person or to all or any material part of its property is instituted without the consent of such Person and continues undismissed or unstayed for sixty (60) days, or an order for relief is entered in any such proceeding; or
(g) Inability to Pay Debts; Attachment; Strike-Off. (i) The Parent Guarantor, the Borrower or any Restricted Subsidiary (other than an Immaterial Subsidiary) becomes unable or admits in writing its inability or fails generally to pay its debts as they become due (including, in respect of the Parent Guarantor and any such Restricted Subsidiary incorporated under the laws of the Cayman Islands, if it is or becomes unable to pay its debts within the meaning of Section 93 of the Companies Act (as amended) of the Cayman Islands), (ii) any writ or warrant of attachment or execution or similar process is issued or levied against all or any material part of the property of the Parent Guarantor, the Borrower or any Restricted Subsidiary (other than an Immaterial Subsidiary) and is not released, vacated or fully bonded within sixty (60) days after its issue or levy or (iii) in respect of any of the Parent Guarantor or any Restricted Subsidiary incorporated under the laws of the Cayman Islands, action is being or is taken by the Registrar of Companies of the Cayman Islands or any other person to dissolve such Restricted Subsidiary or to strike such Restricted Subsidiary off the Cayman Islands register of companies; or
(h) Judgments. There is entered against the Parent Guarantor, the Borrower or any Restricted Subsidiary (other than an Immaterial Subsidiary) one or more final judgments or orders for the payment of money in an aggregate amount (as to all such judgments or orders) exceeding the Threshold Amount (to the extent not covered by independent third‑party insurance as to which the insurer does not dispute coverage) and (i) enforcement proceedings are commenced by any creditor upon such judgment or order, or (ii) there is a period of sixty (60) consecutive days during which a stay of enforcement of such judgment, by reason of a pending appeal or otherwise, is not in effect; or
(i) ERISA. (i) An ERISA Event occurs that alone or together with any other ERISA Events that have occurred would reasonably be expected to result in a Material Adverse Effect, or (ii) the Parent Guarantor, the Borrower or any ERISA Affiliate fails to pay when due, after the expiration of any applicable grace period, any installment payment with respect to its withdrawal liability under Section 4201 of ERISA under a Multiemployer Plan in an aggregate amount that could reasonably be expected to have a Material Adverse Effect; or
(j) Invalidity of Loan Documents. Any material provision of any Loan Document, at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder including the release or termination thereof by the Required Lenders or satisfaction in full of all the Obligations, ceases to be in full force and effect; or any Loan Party contests in any manner the validity or enforceability of any material provision of any Loan Document; or any Loan Party denies that it has any or further liability or obligation under any Loan Document, or purports to revoke, terminate or rescind any material provision of any Loan Document; or
(k) Change of Control. There occurs any Change of Control; or
(l) Collateral Documents. (i) Any Collateral Document after delivery thereof pursuant to Article 4 or Section 5.11 shall for any reason (other than pursuant to the terms hereof) cease to create a valid and perfected first priority Lien (subject to Permitted Prior Liens and any exceptions on the Mortgage Policies issued in connection with the Mortgaged Properties reasonably acceptable to the Administrative Agent) on the Collateral purported to be covered thereby, subject to Liens permitted under Section 6.01 (except to the extent that any such perfection or priority results from (A) the Administrative Agent no longer having possession of certificates actually delivered to it representing securities or negotiable instruments pledged under the Collateral Documents or (B) the UCC filing having lapsed because a UCC continuation statement was not filed in a timely manner) or (ii) subject to the Agreed Security Principles, any Lien created or purported to be created by the Collateral Documents shall cease to have the lien priority established or purported to be established by any applicable intercreditor agreement (other than in accordance with its terms).
Section 7.02. Remedies Upon an Event of Default
. If an Event of Default occurs (other than an event with respect to the Borrower described in Section 7.01(f)), and at any time thereafter during the continuance of such Event of Default, the Administrative Agent may with the consent of the Required Lenders, and shall at the request of the Required Lenders, by notice to the Borrower, take any or all of the following actions, at the same or different times:
(a) terminate the Commitments, and thereupon the Commitments shall terminate immediately;
(b) declare the Loans then outstanding to be due and payable in whole (or in part, in which case any principal not so declared to be due and payable may thereafter be declared to be due and payable), and thereupon the principal of the Loans so declared to be due and payable, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under any other Loan Document, shall become due and payable immediately, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower and the other Loan Parties;
(c) require that the Borrower provide cash collateral as required in Section 2.06(j); and
(d) exercise on behalf of itself, the Lenders and the Issuing Banks all rights and remedies available to it, the Lenders and the Issuing Banks under the Loan Documents and applicable law.
If an Event of Default described in Section 7.01(f) occurs with respect to the Borrower, the Commitments shall automatically terminate and the principal of the Loans then outstanding and cash collateral for the LC Exposure, together with accrued interest thereon and all fees and other Obligations accrued hereunder and under any other Loan Document, shall automatically become due and payable, and the obligation of the Borrower to cash collateralize the LC Exposure as provided in clause (c) above shall automatically become effective, in each case, without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower and the Parent Guarantor.
In addition to any other rights and remedies granted to the Administrative Agent and the Lenders in the Loan Documents, the Administrative Agent on behalf of the Lenders may exercise all rights and remedies of a secured party under the UCC or any other applicable law. Without limiting the generality of the foregoing, the Administrative Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon any Loan Party or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived by each of the Parent Guarantor and the Borrower, in each case, on behalf of itself and the Subsidiaries), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, or consent to the use by any Loan Party of any cash collateral arising in respect of the Collateral on such terms as the Administrative Agent deems reasonable, and/or may forthwith sell, lease, assign give an option or options to purchase or otherwise dispose of and deliver, or acquire by credit bid on behalf of the Secured Parties, the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Administrative Agent or any Lender or elsewhere, upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery, all without assumption of any credit risk. The Administrative Agent or any Lender shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Loan Party, which right or equity is hereby waived and released by each of the Parent Guarantor and the Borrower, in each case, on behalf of itself and the Subsidiaries. Each of the Parent Guarantor and the Borrower further agrees on behalf of itself and the Subsidiaries, at the Administrative Agent’s request, to assemble the Collateral and make it available to the Administrative Agent at places which the Administrative Agent shall reasonably select, whether at the premises of the Borrower, another Loan Party or elsewhere. The Administrative Agent shall apply the net proceeds of any action taken by it pursuant to this Article VII, after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any other way relating to the Collateral or the rights of the Administrative Agent and the Lenders hereunder, including reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Obligations, in such order as the Administrative Agent may elect, and only after such application and after the payment by the Administrative Agent of any other amount required by any provision of law, including Section 9-615(a)(3) of the New York Uniform Commercial Code, need the Administrative Agent account for the surplus, if any, to any Loan Party. To the extent permitted by applicable law, each of the Parent Guarantor and the Borrower, in each case, on behalf of itself and the Subsidiaries waives all Liabilities it may acquire against the Administrative Agent or any Lender arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition.

Section 7.03. Application of Payments
. Notwithstanding anything herein to the contrary, following the occurrence and during the continuance of an Event of Default, and notice thereof to the Administrative Agent by the Borrower or the Required Lenders:
(a) all payments received on account of the Obligations shall, subject to Section 2.21, be applied by the Administrative Agent as follows:
(i) first, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts payable to the Administrative Agent (including fees and disbursements and other charges of counsel to the Administrative Agent payable under Section 9.03 and amounts pursuant to Section 2.12(c) payable to the Administrative Agent in its capacity as such);
(ii) second, to payment of that portion of the Obligations constituting fees, expenses, indemnities and other amounts (other than principal, reimbursement obligations in respect of LC Disbursements, interest and Letter of Credit fees) payable to the Lenders, the Issuing Banks and the other Secured Parties (including fees and disbursements and other charges of counsel to the Lenders and the Issuing Banks payable under Section 9.03) arising under the Loan Documents, ratably among them in proportion to the respective amounts described in this clause (ii) payable to them;
(iii) third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit fees and charges and interest on the Loans and unreimbursed LC Disbursements, ratably among the Lenders and the Issuing Banks in proportion to the respective amounts described in this clause (iii) payable to them;
(iv) fourth, (A) to payment of that portion of the Obligations constituting unpaid principal of the Loans and unreimbursed LC Disbursements, (B) to cash collateralize that portion of LC Exposure comprising the undrawn amount of Letters of Credit to the extent not otherwise cash collateralized by the Borrower pursuant to Section 2.06 or 2.21; provided that, (x) any such amounts applied pursuant to subclause (B) above shall be paid to the Administrative Agent for the account of the Issuing Banks to cash collateralize Obligations in respect of Letters of Credit, (y) subject to Section 2.06 or 2.21, amounts used to cash collateralize the aggregate amount of Letters of Credit pursuant to this clause (iv) shall be used to satisfy drawings under such Letters of Credit as they occur and (z) upon the expiration of any Letter of Credit (without any pending drawings), the pro rata share of cash collateral shall be distributed to the other Obligations, if any, in the order set forth in this Section 7.03 and (C) to any other amounts owing with respect to Secured Cash Management Obligations and Secured Hedging Obligations, in each case, ratably among the Lenders and the Issuing Banks and any other applicable Secured Parties in proportion to the respective amounts described in this clause (iv) payable to them;
(v) fifth, to the payment in full of all other Obligations, in each case ratably among the Administrative Agent, the Lenders, the Issuing Banks and the other Secured Parties based upon the respective aggregate amounts of all such Obligations owing to them in accordance with the respective amounts thereof then due and payable; and
(vi) finally, the balance, if any, after all Obligations have been indefeasibly paid in full, to the Borrower or as otherwise required by law; and
(b) if any amount remains on deposit as cash collateral after all Letters of Credit have either been fully drawn or expired (without any pending drawings), such remaining amount shall be applied to the other Obligations, if any, in the order set forth above.
Article VIII The Administrative Agent
Section 8.01. Authorization and Action
.
(a) Each Lender and each Issuing Bank hereby irrevocably appoints the entity named as Administrative Agent in the heading of this Agreement and its successors and assigns to serve as the administrative agent and collateral agent under the Loan Documents and each Lender and each Issuing Bank authorizes the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under this Agreement and the other Loan Documents as are delegated to the Administrative Agent under such agreements and to exercise such powers as are reasonably incidental thereto. Further, each of the Lenders and the Issuing Banks, on behalf of itself and any of its Affiliates that are Secured Parties, hereby irrevocably empower and authorize JPMorgan Chase Bank, N.A. (in its capacity as Administrative Agent) to execute and deliver the Collateral Documents and the Guarantee Agreement and all related documents or instruments as shall be necessary or appropriate to effect the purposes of the Collateral Documents and the Guarantee Agreement. In addition, to the extent required under the laws of any jurisdiction other than within the United States, each Lender and each Issuing Bank hereby grants to the Administrative Agent any required powers of attorney to execute and enforce any Collateral Document governed by the laws of such jurisdiction on such Lender’s or such Issuing Bank’s behalf. Without limiting the foregoing, each Lender and each Issuing Bank hereby authorizes the Administrative Agent to execute and deliver, and to perform its obligations under, each of the Loan Documents to which the Administrative Agent is a party, and to exercise all rights, powers and remedies that the Administrative Agent may have under such Loan Documents.
(b) As to any matters not expressly provided for herein and in the other Loan Documents (including enforcement or collection), the Administrative Agent shall not be required to exercise any discretion or take any action, but shall be required to act or to refrain from acting (and shall be fully protected in so acting or refraining from acting) upon the written instructions of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, pursuant to the terms in the Loan Documents), and, unless and until revoked in writing, such instructions shall be binding upon each Lender and each Issuing Bank; provided that, the Administrative Agent shall not be required to take any action that (i) the Administrative Agent in good faith believes exposes it to liability unless the Administrative Agent receives an indemnification and is exculpated in a manner satisfactory to it from the Lenders and the Issuing Banks with respect to such action or (ii) is contrary to this Agreement or any other Loan Document or applicable law, including any action that may be in violation of the automatic stay under any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any requirement of law relating to bankruptcy, insolvency or reorganization or relief of debtors; provided further that, the Administrative Agent may seek clarification or direction from the Required Lenders prior to the exercise of any such instructed action and may refrain from acting until such clarification or direction has been provided. Except as expressly set forth in the Loan Documents, the Administrative Agent shall not have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Parent Guarantor, the Borrower, any Subsidiary or any Affiliate of any of the foregoing that is communicated to or obtained by the Person serving as Administrative Agent or any of its Affiliates in any capacity. Nothing in this Agreement shall require the Administrative Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it shall have reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is not reasonably assured to it.
(c) In performing its functions and duties hereunder and under the other Loan Documents, the Administrative Agent is acting solely on behalf of the Lenders and the Issuing Banks (except in limited circumstances expressly provided for herein relating to the maintenance of the Register), and its duties are entirely mechanical and administrative in nature. Without limiting the generality of the foregoing:
(i) the Administrative Agent does not assume and shall not be deemed to have assumed any obligation or duty or any other relationship as the agent, fiduciary or trustee of or for any Lender, any Issuing Bank or any other Secured Party other than as expressly set forth herein and in the other Loan Documents, regardless of whether a Default or an Event of Default has occurred and is continuing (and it is understood and agreed that the use of the term “agent” (or any similar term) herein or in any other Loan Document with reference to the Administrative Agent is not intended to connote any fiduciary duty or other implied (or express) obligations arising under agency doctrine of any applicable law, and that such term is used as a matter of market custom and is intended to create or reflect only an administrative relationship between contracting parties); additionally, each Lender agrees that it will not assert any claim against the Administrative Agent based on an alleged breach of fiduciary duty by the Administrative Agent in connection with this Agreement and/or the transactions contemplated hereby;
(ii) where the Administrative Agent is required or deemed to act as a trustee in respect of any Collateral over which a security interest has been created pursuant to a Loan Document expressed to be governed by the laws of any jurisdiction other than the United States of America, or is required or deemed to hold any Collateral “on trust” pursuant to the foregoing, the obligations and liabilities of the Administrative Agent to the Secured Parties in its capacity as trustee shall be excluded to the fullest extent permitted by applicable law; and
(iii) nothing in this Agreement or any Loan Document shall require the Administrative Agent to account to any Lender for any sum or the profit element of any sum received by the Administrative Agent for its own account.
(d) The Administrative Agent may perform any of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub‑agents appointed by the Administrative Agent. The Administrative Agent and any such sub‑agent may perform any of their respective duties and exercise their respective rights and powers through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub‑agent and to the Related Parties of the Administrative Agent and any such sub‑agent, and shall apply to their respective activities pursuant to this Agreement. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub‑agent except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with gross negligence or willful misconduct in the selection of such sub‑agent.

(e) None of the Documentation Agent or any Arrangers shall have obligations or duties whatsoever in such capacity under this Agreement or any other Loan Document and shall incur no liability hereunder or thereunder in such capacity, but all such persons shall have the benefit of the indemnities provided for hereunder.
(f) In case of the pendency of any proceeding with respect to any Loan Party under any federal, state or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, the Administrative Agent (irrespective of whether the principal of any Loan or any reimbursement obligation in respect of any LC Disbursement shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on any Loan Party) shall be entitled and empowered (but not obligated) by intervention in such proceeding or otherwise:
(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, LC Disbursements and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Issuing Banks and the Administrative Agent (including any claim under Sections 2.12, 2.13, 2.15, 2.17 and 9.03) allowed in such judicial proceeding; and
(ii) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;
and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such proceeding is hereby authorized by each Lender, each Issuing Bank and each other Secured Party to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, the Issuing Banks or the other Secured Parties, to pay to the Administrative Agent any amount due to it, in its capacity as the Administrative Agent, under the Loan Documents (including under Section 9.03). Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or any Issuing Bank any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or any Issuing Bank or to authorize the Administrative Agent to vote in respect of the claim of any Lender or any Issuing Bank in any such proceeding.
(g) [reserved.]
(h) The provisions of this Article VIII are solely for the benefit of the Administrative Agent, the Lenders and the Issuing Banks, and, except solely to the extent of the Borrower’s rights to consent pursuant to and subject to the conditions set forth in this Article VIII, none of the Parent Guarantor, the Borrower or any Subsidiary, or any of their respective Affiliates, shall have any rights as a third party beneficiary under any such provisions. Each Secured Party, whether or not a party hereto, will be deemed, by its acceptance of the benefits of the Collateral and of the Guarantees of the Obligations provided under the Loan Documents, to have agreed to the provisions of this Article VIII.
Section 8.02. Administrative Agent’s Reliance, Limitation of Liability, Etc
.
(a) Neither the Administrative Agent nor any of its Related Parties shall be (i) liable for any action taken or omitted to be taken by such party, the Administrative Agent or any of its Related Parties under or in connection with this Agreement or the other Loan Documents (x) with the consent of or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith to be necessary, under the circumstances as provided in the Loan Documents) or (y) in the absence of its own gross negligence or willful misconduct (such absence to be presumed unless otherwise determined by a court of competent jurisdiction by a final and non‑appealable judgment) or (ii) responsible in any manner to any of the Lenders for any recitals, statements, representations or warranties made by any Loan Party or any officer thereof contained in this Agreement or any other Loan Document or in any certificate, report, statement or other document referred to or provided for in, or received by the Administrative Agent under or in connection with, this Agreement or any other Loan Document or for the value, validity, effectiveness, genuineness, enforceability or sufficiency of this Agreement or any other Loan Document (including in connection with the Administrative Agent’s reliance on any Electronic Signature transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page) or for any failure of any Loan Party to perform its obligations hereunder or thereunder.
(b) The Administrative Agent shall be deemed not to have knowledge of any (i) notice of any of the events or circumstances set forth or described in Section 5.03 or 5.17 unless and until written notice thereof stating that it is a “notice under Section 5.03” or a “notice under Section 5.17”, respectively, in respect of this Agreement and identifying the specific clause under said Section is given to the Administrative Agent by the Borrower or (ii) notice of any Default or Event of Default unless and until written notice thereof (stating that it is a “notice of Default” or a “notice of an Event of Default”) is given to the Administrative Agent by the Borrower, a Lender or the Issuing Banks. Further, the Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with any Loan Document, (ii) the contents of any certificate, report or other document delivered thereunder or in connection therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth in any Loan Document or the occurrence of any Default or Event of Default, (iv) the sufficiency, validity, enforceability, effectiveness or genuineness of any Loan Document or any other agreement, instrument or document, (v) the satisfaction of any condition set forth in Article IV or elsewhere in any Loan Document, other than to confirm receipt of items (which on their face purport to be such items) expressly required to be delivered to the Administrative Agent or satisfaction of any condition that expressly refers to the matters described therein being acceptable or satisfactory to the Administrative Agent or (vi) the creation, perfection or priority of Liens on the Collateral or the existence of the Collateral. Notwithstanding anything herein to the contrary, the Administrative Agent shall not be liable for, or be responsible for any Liabilities, costs or expenses suffered by the Parent Guarantor, the Borrower, any Subsidiary, any Lender or any Issuing Bank as a result of, any determination of the Credit Exposure, any of the component amounts thereof or any portion thereof attributable to each Lender or any Issuing Bank or any Dollar amount thereof.
(c) Without limiting the foregoing, the Administrative Agent (i) may treat the payee of any promissory note as its holder until such promissory note has been assigned in accordance with Section 9.04, (ii) may rely on the Register to the extent set forth in Section 9.04(b), (iii) may consult with legal counsel (including counsel to the Borrower), independent public accountants and other experts selected by it, and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts, (iv) makes no warranty or representation to any Lender or any Issuing Bank and shall not be responsible to any Lender or the Issuing Banks for any statements, warranties or representations made by or on behalf of any Loan Party in connection with this Agreement or any other Loan Document, (v) in determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or an Issuing Bank, may presume that such condition is satisfactory to such Lender or such Issuing Bank unless the Administrative Agent shall have received notice to the contrary from such Lender or such Issuing Bank sufficiently in advance of the making of such Loan or the issuance of such Letter of Credit and (vi) shall be entitled to rely on, and shall incur no liability under or in respect of this Agreement or any other Loan Document by acting upon, any notice, consent, certificate or other instrument or writing (which writing may be a fax, any electronic message, Internet or intranet website posting or other distribution) or any statement made to it orally or by telephone and believed by it to be genuine and signed or sent or otherwise authenticated by the proper party or parties (whether or not such Person in fact meets the requirements set forth in the Loan Documents for being the maker thereof).
Section 8.03. Posting of Communications
.
(a) Each of the Parent Guarantor and the Borrower agrees that the Administrative Agent may, but shall not be obligated to, make any Communications available to the Lenders and the Issuing Banks by posting the Communications on IntraLinks™, DebtDomain, SyndTrak, ClearPar or any other electronic platform chosen by the Administrative Agent to be its electronic transmission system (the “Approved Electronic Platform”).
(b) Although the Approved Electronic Platform and its primary web portal are secured with generally‑applicable security procedures and policies implemented or modified by the Administrative Agent from time to time (including, as of the Effective Date, a user ID/password authorization system) and the Approved Electronic Platform is secured through a per‑deal authorization method whereby each user may access the Approved Electronic Platform only on a deal‑by‑deal basis, each of the Lenders, each of the Issuing Banks, the Parent Guarantor and the Borrower acknowledges and agrees that the distribution of material through an electronic medium is not necessarily secure, that the Administrative Agent is not responsible for approving or vetting the representatives or contacts of any Lender that are added to the Approved Electronic Platform, and that there may be confidentiality and other risks associated with such distribution. Each of the Lenders, each of the Issuing Banks, the Parent Guarantor and the Borrower hereby approves distribution of the Communications through the Approved Electronic Platform and understands and assumes the risks of such distribution.
(c) THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS ARE PROVIDED “AS IS” AND “AS AVAILABLE”. THE APPLICABLE PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE COMMUNICATIONS, OR THE ADEQUACY OF THE APPROVED ELECTRONIC PLATFORM AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS OR OMISSIONS IN THE APPROVED ELECTRONIC PLATFORM AND THE COMMUNICATIONS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON‑INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY THE APPLICABLE PARTIES IN CONNECTION WITH THE

COMMUNICATIONS OR THE APPROVED ELECTRONIC PLATFORM. IN NO EVENT SHALL THE ADMINISTRATIVE AGENT, ANY ARRANGERS, THE DOCUMENTATION AGENT OR ANY OF THEIR RESPECTIVE RELATED PARTIES (COLLECTIVELY, “APPLICABLE PARTIES”) HAVE ANY LIABILITY TO ANY LOAN PARTY, ANY LENDER, ANY ISSUING BANK OR ANY OTHER PERSON OR ENTITY FOR DAMAGES OF ANY KIND, INCLUDING DIRECT OR INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES, LOSSES OR EXPENSES (WHETHER IN TORT, CONTRACT OR OTHERWISE) ARISING OUT OF ANY LOAN PARTY’S OR THE ADMINISTRATIVE AGENT’S TRANSMISSION OF COMMUNICATIONS THROUGH THE INTERNET OR THE APPROVED ELECTRONIC PLATFORM.
(d) Each Lender and each Issuing Bank agrees that notice to it (as provided in the next sentence) specifying that Communications have been posted to the Approved Electronic Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Loan Documents. Each Lender and each Issuing Bank agrees (i) to notify the Administrative Agent in writing (which could be in the form of electronic communication) from time to time of such Lender’s or each Issuing Bank’s (as applicable) email address to which the foregoing notice may be sent by electronic transmission and (ii) that the foregoing notice may be sent to such email address.
(e) Each of the Lenders, each of the Issuing Banks, the Parent Guarantor and the Borrower agrees that the Administrative Agent may, but (except as may be required by applicable law) shall not be obligated to, store the Communications on the Approved Electronic Platform in accordance with the Administrative Agent’s generally applicable document retention procedures and policies.
(f) Nothing herein shall prejudice the right of the Administrative Agent, any Lender or any Issuing Bank to give any notice or other communication pursuant to any Loan Document in any other manner specified in such Loan Document.
Section 8.04. The Administrative Agent Individually
. With respect to its Commitments, Loans, Letter of Credit Commitments and Letters of Credit, the Person serving as the Administrative Agent shall have and may exercise the same rights and powers hereunder and is subject to the same obligations and liabilities as and to the extent set forth herein for any other Lender or Issuing Bank, as the case may be. The terms “Issuing Banks”, “Lenders”, “Required Lenders”, “Required Revolving Lenders” and any similar terms shall, unless the context clearly otherwise indicates, include the Administrative Agent in its individual capacity as a Lender, an Issuing Bank or as one of the Required Lenders or Required Revolving Lenders, as applicable. The Person serving as the Administrative Agent and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of banking, trust or other business with, the Parent Guarantor, the Borrower, any Subsidiary or any Affiliate of any of the foregoing as if such Person was not acting as the Administrative Agent and without any duty to account therefor to the Lenders or the Issuing Banks.
Section 8.05. Successor Administrative Agent
.
(a) The Administrative Agent may resign at any time by giving thirty (30) days’ prior written notice thereof to the Lenders, the Issuing Banks and the Borrower, whether or not a successor Administrative Agent has been appointed. Upon any such resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor Administrative Agent. If no successor Administrative Agent shall have been so appointed by the Required Lenders, and shall have accepted such appointment, within thirty (30) days after the retiring Administrative Agent’s giving of notice of resignation, then the retiring Administrative Agent may, on behalf of the Lenders and the Issuing Banks and in consultation with the Borrower, appoint a successor Administrative Agent, which shall be a bank with an office in New York, New York or an Affiliate of any such bank. In either case, such appointment shall be subject to the prior written approval of the Borrower (which approval may not be unreasonably withheld and shall not be required while an Event of Default has occurred and is continuing). Upon the acceptance of any appointment as Administrative Agent by a successor Administrative Agent, such successor Administrative Agent shall succeed to, and become vested with, all the rights, powers, privileges and duties of the retiring Administrative Agent. Upon the acceptance of appointment as Administrative Agent by a successor Administrative Agent, the retiring Administrative Agent shall be discharged from its duties and obligations under this Agreement and the other Loan Documents. Prior to any retiring Administrative Agent’s resignation hereunder as Administrative Agent, the retiring Administrative Agent shall take such action as may be reasonably necessary to assign to the successor Administrative Agent its rights as Administrative Agent under the Loan Documents.
(b) Notwithstanding paragraph (a) of this Section, in the event no successor Administrative Agent shall have been so appointed and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its intent to resign, the retiring Administrative Agent may give notice of the effectiveness of its resignation to the Lenders, the Issuing Banks and the Borrower, whereupon, on the date of effectiveness of such resignation stated in such notice, (i) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents; provided that, solely for purposes of maintaining any security interest granted to the Administrative Agent under any Collateral Document for the benefit of the Secured Parties, the retiring Administrative Agent shall continue to be vested with such security interest as collateral agent for the benefit of the Secured Parties, and continue to be entitled to the rights set forth in such Collateral Document and Loan Document, and, in the case of any Collateral in the possession of the Administrative Agent, shall continue to hold such Collateral, in each case until such time as a successor Administrative Agent is appointed and accepts such appointment in accordance with this Section (it being understood and agreed that the retiring Administrative Agent shall have no duty or obligation to take any further action under any Collateral Document, including any action required to maintain the perfection of any such security interest) and (ii) the Required Lenders shall succeed to and become vested with all the rights, powers, privileges and duties of the retiring Administrative Agent; provided that, (A) all payments required to be made hereunder or under any other Loan Document to the Administrative Agent for the account of any Person other than the Administrative Agent shall be made directly to such Person and (B) all notices and other communications required or contemplated to be given or made to the Administrative Agent shall directly be given or made to each Lender and each Issuing Bank. Following the effectiveness of the Administrative Agent’s resignation from its capacity as such, the provisions of this Article VIII and Section 9.03, as well as any exculpatory, reimbursement and indemnification provisions set forth in any other Loan Document, shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent and in respect of the matters referred to in the proviso under clause (i) above. Notwithstanding anything herein to the contrary, any retiring Administrative Agent shall continue to be subject to Section 9.12.
Section 8.06. Acknowledgements of Lenders and Issuing Banks
.
(a) Each Lender and each Issuing Bank represents and warrants that (i) the Loan Documents set forth the terms of a commercial lending facility, (ii) it is engaged in making, acquiring or holding commercial loans and in providing other facilities set forth herein as may be applicable to such Lender or Issuing Bank, in each case in the ordinary course of business, and not for the purpose of purchasing, acquiring or holding any other type of financial instrument (and each Lender and each Issuing Bank agrees not to assert a claim in contravention of the foregoing), (iii) it has, independently and without reliance upon the Administrative Agent, any Arrangers, the Documentation Agent or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement as a Lender, and to make, acquire or hold Loans hereunder and (iv) it is sophisticated with respect to decisions to make, acquire and/or hold commercial loans and to provide other facilities set forth herein, as may be applicable to such Lender or such Issuing Bank, and either it, or the Person exercising discretion in making its decision to make, acquire and/or hold such commercial loans or to provide such other facilities, is experienced in making, acquiring or holding such commercial loans or providing such other facilities. Each Lender and each Issuing Bank also acknowledges that it will, independently and without reliance upon the Administrative Agent, any Arrangers, the Documentation Agent or any other Lender or Issuing Bank, or any of the Related Parties of any of the foregoing, and based on such documents and information (which may contain material, non‑public information within the meaning of the United States securities laws concerning the Borrower and its Affiliates) as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Loan Document or any related agreement or any document furnished hereunder or thereunder.
(b) Each Lender, by delivering its signature page to this Agreement on the Effective Date, or delivering its signature page to an Assignment and Assumption or any other Loan Document pursuant to which it shall become a Lender hereunder, shall be deemed to have acknowledged receipt of, and consented to and approved, each Loan Document and each other document required to be delivered to, or be approved by or satisfactory to, the Administrative Agent or the Lenders on the Effective Date.
(c) (i) Each Lender hereby agrees that (x) if the Administrative Agent notifies such Lender that the Administrative Agent has determined in its sole discretion that any funds received by such Lender from the Administrative Agent or any of its Affiliates (whether as a payment, prepayment or repayment of principal, interest, fees or otherwise; individually and collectively, a “Payment”) were erroneously transmitted to such Lender (whether or not known to such Lender), and demands the return of such Payment (or a portion thereof), such Lender shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect, and (y) to the extent permitted by applicable law, such Lender shall not assert, and hereby waives, as to the Administrative Agent, any claim, counterclaim, defense or right of set‑off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Payments received, including any defense based on “discharge for value” or any similar doctrine. A notice of the Administrative Agent to any Lender under this Section 8.06(c) shall be conclusive, absent manifest error.
(ii) Each Lender hereby further agrees that if it receives a Payment from the Administrative Agent or any of its Affiliates (x) that is in a different amount than, or on a different date from, that specified in a notice of payment sent by the Administrative Agent (or any of its Affiliates) with respect to such Payment (a “Payment Notice”) or (y) that was not preceded or accompanied by a Payment Notice, it shall be on notice, in each such case, that an error has been made with respect to such Payment. Each Lender agrees that, in each such case, or if it otherwise becomes aware a Payment (or portion thereof) may have been sent in error, such Lender shall promptly notify the Administrative Agent of such occurrence and, upon demand from the Administrative Agent, it shall promptly, but in no event later than one (1) Business Day thereafter, return to the Administrative Agent the amount of any such Payment (or portion thereof) as to which such a demand was made in same day funds, together with interest thereon in respect of each day from and including the date such Payment (or portion thereof) was received by such Lender to the date such amount is repaid to the Administrative Agent at the greater of the NYFRB Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect.
(iii) The Borrower and each other Loan Party hereby agrees that (x) in the event an erroneous Payment (or portion thereof) are not recovered from any Lender that has received such Payment (or portion thereof) for any reason, the Administrative Agent shall be subrogated to all the rights of such Lender with respect to such amount and (y) an erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations (or any other Obligations) owed by the Borrower or any other Loan Party.
(iv) Each party’s obligations under this Section 8.06(c) shall survive the resignation or replacement of the Administrative Agent or any transfer of rights or obligations by, or the replacement of, a Lender, the termination of the Commitments or the repayment, satisfaction or discharge of all Obligations under any Loan Document.
Section 8.07. Collateral Matters
.
(a) Except with respect to the exercise of setoff rights in accordance with Section 9.08 or with respect to a Secured Party’s right to file a proof of claim in an insolvency proceeding, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any Guarantee of the Obligations, it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof. In its capacity, the Administrative Agent is a “representative” of the Secured Parties within the meaning of the term “secured party” as defined in the UCC. In the event that any Collateral is hereafter pledged by any Person as collateral security for the Obligations, the Administrative Agent is hereby authorized, and hereby granted a power of attorney, to execute and deliver on behalf of the Secured Parties any Loan Documents necessary or appropriate to grant and perfect a Lien on such Collateral in favor of the Administrative Agent on behalf of the Secured Parties. The Lenders hereby authorize the Administrative Agent, at its option and in its discretion, to release any Lien granted to or held by the Administrative Agent upon any Collateral (i) as described in Section 9.02(d); (ii) as permitted by, but only in accordance with, the terms of the applicable Loan Document; or (iii) if approved, authorized or ratified in writing by the Required Lenders, unless such release is required to be approved by all of the Lenders hereunder. Upon request by the Administrative Agent at any time, the Lenders will confirm in writing the Administrative Agent’s authority to release particular types or items of Collateral pursuant hereto. Upon any sale or transfer to any Person that is not a Loan Party of assets constituting Collateral which is permitted pursuant to the terms of any Loan Document, or consented to in writing by the Required Lenders or all of the Lenders, as applicable, and upon at least five (5) Business Days’ prior written request by the Borrower to the Administrative Agent, the Administrative Agent shall (and is hereby irrevocably authorized by the Lenders to) execute such documents as may be necessary to evidence the release of the Liens granted to the Administrative Agent for the benefit of the Secured Parties herein or pursuant hereto upon the Collateral that was sold or transferred; provided that, (i) the Administrative Agent shall not be required to execute any such document on terms which, in the Administrative Agent’s reasonable opinion, would expose the Administrative Agent to liability or create any obligation or entail any consequence other than the release of such Liens without recourse or warranty, and (ii) such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of the Loan Parties in respect of) all interests retained by any Loan Party, including the proceeds of the sale, all of which shall continue to constitute part of the Collateral. Any execution and delivery by the Administrative Agent of documents in connection with any such release shall be without recourse to or warranty by the Administrative Agent.
(b) In furtherance of the foregoing and not in limitation thereof, no Secured Cash Management Agreement or Secured Hedge Agreement will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the obligations of any Loan Party under any Loan Document. By accepting the benefits of the Collateral, each Secured Party that is a party to any such Secured Cash Management Agreement or Secured Hedge Agreement, as applicable, shall be deemed to have appointed the Administrative Agent to serve as administrative agent and collateral agent under the Loan Documents and agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph.
(c) The Secured Parties irrevocably authorize the Administrative Agent, at its option and in its discretion, to (i) subordinate any Lien on any property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Sections 6.01 (c), (d), (e), (f), (g), (h), (j), (m), (n), (p) and (s) and (ii) execute any intercreditor agreements and/or subordination agreements with any holder of any Indebtedness or Liens permitted by this Agreement to the extent such intercreditor agreement and/or subordination agreement is required. The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders or any other Secured Party for any failure to monitor or maintain any portion of the Collateral.
Section 8.08. Credit Bidding
. The Secured Parties hereby irrevocably authorize the Administrative Agent, at the direction of the Required Lenders, to credit bid all or any portion of the Obligations (including by accepting some or all of the Collateral in satisfaction of some or all of the Obligations pursuant to a deed in lieu of foreclosure or otherwise) and in such manner purchase (either directly or through one or more acquisition vehicles) all or any portion of the Collateral (a) at any sale thereof conducted under the provisions of the Bankruptcy Code, including under Sections 363, 1123 or 1129 of the Bankruptcy Code, or any similar laws in any other jurisdictions to which a Loan Party is subject, or (b) at any other sale, foreclosure or acceptance of collateral in lieu of debt conducted by (or with the consent or at the direction of) the Administrative Agent (whether by judicial action or otherwise) in accordance with any applicable law. In connection with any such credit bid and purchase, the Obligations owed to the Secured Parties shall be entitled to be, and shall be, credit bid by the Administrative Agent at the direction of the Required Lenders on a ratable basis (with Obligations with respect to contingent or unliquidated claims receiving contingent interests in the acquired assets on a ratable basis that shall vest upon the liquidation of such claims in an amount proportional to the liquidated portion of the contingent claim amount used in allocating the contingent interests) for the asset or assets so purchased (or for the equity interests or debt instruments of the acquisition vehicle or vehicles that are issued in connection with such purchase). In connection with any such bid, (i) the Administrative Agent shall be authorized to form one or more acquisition vehicles and to assign any successful credit bid to such acquisition vehicle or vehicles, (ii) each of the Secured Parties’ ratable interests in the Obligations which were credit bid shall be deemed without any further action under this Agreement to be assigned to such vehicle or vehicles for the purpose of closing such sale, (iii) the Administrative Agent shall be authorized to adopt documents providing for the governance of the acquisition vehicle or vehicles (provided that, any actions by the Administrative Agent with respect to such acquisition vehicle or vehicles, including any disposition of the assets or equity interests thereof, shall be governed, directly or indirectly, by, and the governing documents shall provide for, control by the vote of the Required Lenders or their permitted assignees under the terms of this Agreement or the governing documents of the applicable acquisition vehicle or vehicles, as the case may be, irrespective of the termination of this Agreement and without giving effect to the limitations on actions by the Required Lenders contained in Section 9.02 of this Agreement), (iv) the Administrative Agent on behalf of such acquisition vehicle or vehicles shall be authorized to issue to each of the Secured Parties, ratably on account of the relevant Obligations which were credit bid, interests, whether as equity, partnership interests, limited partnership interests or membership interests, in any such acquisition vehicle and/or debt instruments issued by such acquisition vehicle, all without the need for any Secured Party or acquisition vehicle to take any further action, and (v) to the extent that Obligations that are assigned to an acquisition vehicle are not used to acquire Collateral for any reason (as a result of another bid being higher or better, because the amount of Obligations assigned to the acquisition vehicle exceeds the amount of Obligations credit bid by the acquisition vehicle or otherwise), such Obligations shall automatically be reassigned to the Secured Parties pro rata with their original interest in such Obligations and the equity interests and/or debt instruments issued by any acquisition vehicle on account of such Obligations shall automatically be cancelled, without the need for any Secured Party or any acquisition vehicle to take any further action. Notwithstanding that the ratable portion of the Obligations of each Secured Party are deemed assigned to the acquisition vehicle or vehicles as set forth in clause

(ii) above, each Secured Party shall execute such documents and provide such information regarding the Secured Party (and/or any designee of the Secured Party which will receive interests in or debt instruments issued by such acquisition vehicle) as the Administrative Agent may reasonably request in connection with the formation of any acquisition vehicle, the formulation or submission of any credit bid or the consummation of the transactions contemplated by such credit bid.
Section 8.09. Certain ERISA Matters
.
(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and the Arrangers and their respective Affiliates, and not to or for the benefit of the Parent Guarantor, the Borrower or any other Loan Party, that at least one of the following is and will be true:
(i) such Lender is not using “plan assets” (within the meaning of the Plan Asset Regulations) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,
(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84‑14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95‑60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90‑1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91‑38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96‑23 (a class exemption for certain transactions determined by in‑house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,
(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84‑14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub‑sections (b) through (g) of Part I of PTE 84‑14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84‑14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or
(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.
(b) In addition, unless sub‑clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has provided another representation, warranty and covenant as provided in sub‑clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and the Arrangers, the Documentation Agent or any of their respective Affiliates, and not to or for the benefit of the Parent Guarantor, the Borrower or any other Loan Party, that none of the Administrative Agent, or the Arrangers, the Documentation Agent or any of their respective Affiliates is a fiduciary with respect to the Collateral or the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Loan Document or any documents related hereto or thereto).
(c) The Administrative Agent and each Arranger and the Documentation Agent hereby informs the Lenders that each such Person is not undertaking to provide investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments, this Agreement and any other Loan Documents, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Loan Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent fees or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal‑away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.
Section 8.10. Certain Foreign Pledge Matters
.

(a) Cayman Islands:

(i) In respect of any Loan Party incorporated under the laws of the Cayman Islands as an exempted company, forthwith following execution of the relevant Collateral Documents, each such Loan Party shall:

(x) until the full and final unconditional discharge and release of the security granted or otherwise constituted pursuant to the relevant Collateral Documents (the “Discharge Date”), keep and maintain a register of mortgages and charges (the “Register of Mortgages and Charges”), at the relevant Loan Party’s registered office in the Cayman Islands, in accordance with Section 54 of the Cayman Companies Act (as revised) (the “Cayman Companies Act”);

(y) until the Discharge Date, enter into the Register of Mortgages and Charges (and maintain therein) appropriate particulars of the Collateral Documents (which particulars shall include all particulars required to be kept in such Register of Mortgages and Charges pursuant to the provisions of Section 54 of the Cayman Companies Act), such particulars to be in a form and substance being satisfactory to the Administrative Agent; and

(z) provide a copy of the Register of Mortgages and Charges (containing all such particulars as referred to foregoing) to the Administrative Agent (such copy of the Register of Mortgages and Charges being certified, by a director of each relevant Loan Party, as a “true, accurate and complete copy of the original”).

(ii) In respect of any Loan Party incorporated under the laws of the Cayman Islands as an exempted company and whose shares are secured by way of any of the Collateral Agreements, forthwith following execution of the relevant Collateral Agreements, each such Loan Party shall:

(x) until the Discharge Date, enter and maintain a notation in such Loan Party’s register of members recording appropriate particulars of the security granted or otherwise constituted by the relevant Collateral Agreements; and

(y) provide a copy of the register of members (containing all such particulars as referred to foregoing) to the Administrative Agent (such copy of the register of members being certified, by a director of each relevant Loan Party, as a “true, accurate and complete copy of the original”).

(b) Jersey: In respect of any Loan Party incorporated under the laws of Jersey and whose shares are secured by way of any of the Collateral Agreements, forthwith following execution of the relevant collateral Agreement, each Loan Party shall:

(a) until the Discharge Date, enter and maintain a notation in such Loan Party’s register of members recording appropriate particulars of the security granted or otherwise constituted by the relevant Jersey Collateral Agreement; and

(b) provide a copy of the register of members (containing all such particulars as referred to foregoing) to the Administrative Agent (such copy of the register of members being certificated, by a director of each relevant Loan Party, as a “true, accurate and complete copy of the original”).

Section 8.11. Cash Management Agreements and Secured Hedge Agreements
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Except as otherwise expressly set forth herein or in any Loan Document, no Cash Management Bank or Hedge Bank that obtains the benefits of Section 7.03, any Guarantee or any Collateral by virtue of the provisions hereof or of any Guarantee (including the Guarantee Agreement) or any Collateral Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Loan Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) (or to notice of or consent to any amendment, waiver or modification of the provisions hereof or of the Guarantee Agreement or any Collateral Document) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Loan Documents. Notwithstanding any other provision of this Article VIII or Section 7.03 to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Cash Management Agreements and

Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank. The Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Cash Management Agreements and Secured Hedge Agreements in the case of a Termination Date. Each Cash Management Bank or Hedge Bank not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of this Article VIII for itself and its Affiliates as if a “Lender” party hereto.
Each of the Cash Management Banks and Hedge Banks hereby authorizes the Administrative Agent to enter into the any intercreditor agreement, subordination agreement or other agreement or arrangement permitted under this Agreement, and any amendment, modification, supplement or joinder with respect thereto, and each of the Cash Management Banks and Hedge Banks acknowledges that any such agreement or arrangement is binding upon such Cash Management Bank or Hedge Bank, as applicable.
Article IX Miscellaneous
Section 9.01. Notices
. (a) Except in the case of notices and other communications expressly permitted to be given by telephone (and subject to paragraph (b) below), all notices and other communications provided for herein shall be in writing and shall be delivered by hand or overnight courier service, mailed by certified or registered mail or sent by e-mail, as follows:
(i) if to the Borrower, to it at c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, New York 10606, Attention of Michel Brousset (E-mail michel@waldencast.com) and Felipe Dutra (E-mail felipe@waldencast.com);
(ii) if to the Parent Guarantor, to it at c/o Waldencast Acquisition Corp., 10 Bank Street, Suite 560, White Plains, New York 10606, Attention of Michel Brousset (E-mail michel@waldencast.com) and Felipe Dutra (E-mail felipe@waldencast.com);
(iii) if to the Administrative Agent, (A) in the case of Borrowings, to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, Attention of Barbie Porter (E-mail barbie.porter@chase.com) with a copy to Benjamin D. Outten (E-mail benjamin.outten@chase.com), (B) in the case of a notification of the DQ List, to JPMDQ_Contact@jpmorgan and (C) for all other notices, to JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, Attention of Barbie Porter (E-mail barbie.porter@chase.com);
(iv) if to JPMorgan Chase Bank, N.A., in its capacity as an Issuing Bank, to it at JPMorgan Chase Bank, N.A., 500 Stanton Christiana Road, NCC5, Floor 1, Newark, DE 19713-2107, Attention of Barbie Porter (E-mail barbie.porter@chase.com) with a copy to Benjamin D. Outten (E-mail benjamin.outten@chase.com), or in the case of any other Issuing Bank, to it at the address and email specified from time to time by such Issuing Bank to the Borrower and the Administrative Agent; and
(v) if to any other Lender or Issuing Bank, to it at its address (or email) set forth in its Administrative Questionnaire.
Notices sent by hand or overnight courier service, or mailed by certified or registered mail, shall be deemed to have been given when received; notices sent by facsimile shall be deemed to have been given when sent (except that, if not given during normal business hours for the recipient, shall be deemed to have been given at the opening of business on the next Business Day for the recipient). Notices delivered through Approved Electronic Platforms, to the extent provided in paragraph (b) below, shall be effective as provided in said paragraph (b).
(b) Notices and other communications to any Loan Party, the Lenders and the Issuing Banks hereunder may be delivered or furnished by using Approved Electronic Platforms pursuant to procedures approved by the Administrative Agent; provided that, the foregoing shall not apply to notices pursuant to Article II unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that, approval of such procedures may be limited to particular notices or communications.
(c) Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an e‑mail address shall be deemed received upon the sender’s receipt of an acknowledgement from the intended recipient (such as by the “return receipt requested” function, as available, return e‑mail or other written acknowledgement), and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient, at its e‑mail address as described in the foregoing clause (i), of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii) above, if such notice, email or other communication is not sent during the normal business hours of the recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient.
(d) Any party hereto may change its address or email for notices and other communications hereunder by notice to the other parties hereto.
Section 9.02. Waivers; Amendments
. (a) No failure or delay by the Administrative Agent, any Issuing Bank or any Lender in exercising any right or power hereunder or under any other Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such a right or power, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the Administrative Agent, the Issuing Banks and the Lenders hereunder and under the other Loan Documents are cumulative and are not exclusive of any rights or remedies that they would otherwise have. No waiver of any provision of this Agreement or consent to any departure by the Parent Guarantor or the Borrower therefrom shall in any event be effective unless the same shall be permitted by paragraph (b) of this Section, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. Without limiting the generality of the foregoing, the making of a Loan or issuance of a Letter of Credit shall not be construed as a waiver of any Default, regardless of whether the Administrative Agent, any Lender or any Issuing Bank may have had notice or knowledge of such Default at the time.
(b) Except as provided in Section 2.20 with respect to an Incremental Amendment or as provided in Section 2.14(b), Section 2.14(c) and Section 9.02(d) below, neither this Agreement nor any other Loan Document nor any provision hereof or thereof may be waived, amended or modified except pursuant to an agreement or agreements in writing entered into by, in the case of this Agreement, the Parent Guarantor, the Borrower and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders) and, in the case of any other Loan Document, the applicable Loan Parties party to such Loan Document and the Required Lenders (or the Administrative Agent with the consent of the Required Lenders); provided that, no such agreement shall (i) increase the Commitment of any Lender without the written consent of such Lender (but not the consent of the Required Lenders) (it being understood that no amendment, modification, termination, waiver or consent with respect to any condition precedent, covenant or Default shall constitute an increase in the Commitment of any Lender), (ii) reduce or forgive the principal amount of any Loan or LC Disbursement or reduce the rate of interest thereon, or reduce or forgive any interest, fees or other amounts payable hereunder, without the written consent of each Lender directly and adversely affected thereby (but not the consent of the Required Lenders) (except that (A) any amendment or modification of the financial covenants in this Agreement (or defined terms used in the financial covenants in this Agreement) or (B) the waiver or reduction of the Borrower to pay interest or fees at the applicable Default Rate set forth in Section 2.13(f) shall not constitute a reduction in the rate of interest or fees for purposes of this clause (ii)), (iii) postpone the scheduled date of payment of the principal amount of any Loan or LC Disbursement, or any interest thereon, or any fees payable hereunder, or reduce the amount of, waive or excuse any such payment, or postpone the scheduled date of expiration of any Commitment, without the written consent of each Lender directly affected thereby (but not the consent of the Required Lenders) (other than any reduction of the amount of, or any extension of the payment date for, the mandatory prepayments required under Section 2.11 or the waiver or reduction of the Borrower to pay interest or fees at the applicable Default Rate set forth in Section 2.13(f), in each case which shall only require the approval of the Required Lenders), (iv) change Section 2.09(c) or 2.18(b) or (d) in a manner that would alter the ratable reduction of Commitments or the pro rata sharing of payments required thereby, without the written consent of each Lender, (v) change the payment waterfall provisions of Section 2.21(b) or 7.03 without the written consent of each Lender, (vi) waive any condition set forth in Section 4.03 in respect of the making of a Revolving Loan without the written consent of the Required Revolving Lenders (provided further that, notwithstanding anything to the contrary herein, any waiver of the conditions set forth in Section 4.03 in respect of the making of Revolving Loans shall only require the consent of the Required Revolving Lenders), (vii) waive any condition set forth in Section 4.02 without the written consent of each Lender, (viii) change any of the provisions of this Section or the definition of “Required Lenders”, “Required Revolving Lenders” or any other provision hereof specifying the number or percentage of Lenders required to waive, amend or modify any rights hereunder or make any determination or grant any consent hereunder, without the written consent of each Lender (it being understood that, solely with the consent of the parties prescribed by Section 2.20 to be parties to an Incremental Amendment, Incremental Term Loans may be included in the determination of Required Lenders on substantially the same basis as the Commitments and the Loans are included on the Effective Date), (ix) (1) release the Borrower from its obligations under Article X or under the Collateral Documents or (2) release all or substantially all of the Guarantors from their obligations under the Collateral Documents and the Guarantee Agreement, in each case, without the written consent of each Lender, (x) except as provided in clause (d) of this Section or in any Collateral Document, release all or substantially all of the Collateral, without the written consent of each Lender, or (xi) except as provided in clause (d) of this Section or in any Collateral Document, subordinate the

(x) Lien securing the Obligations under the Loan Documents or (y) the Obligations under the Loan Documents in right of payment, in each case, to the obligations under any Indebtedness, without the written consent of each Lender; provided further that, (A) no such agreement shall amend, modify or otherwise affect the rights or duties of the Administrative Agent or any Issuing Bank hereunder without the prior written consent of the Administrative Agent or such Issuing Bank, as the case may be (it being understood that any change to Section 2.21 shall require the consent of the Administrative Agent and the Issuing Banks); and provided further that, no such agreement shall amend or modify the provisions of Section 2.06 without the prior written consent of the Administrative Agent and the Issuing Banks and (B) any amendment or waiver that by its terms affects the rights or duties of Lenders holding Loans or Commitments of a particular Class (but not the Lenders holding Loans or Commitments of any other Class) will require only the requisite percentage in interest of the affected Class or Lenders that would be required to consent thereto if such Class of Lenders were the only Class of Lenders. Notwithstanding the foregoing, no consent with respect to any amendment, waiver or other modification of this Agreement or any other Loan Document shall be required of any Defaulting Lender, except with respect to any amendment, waiver or other modification referred to in clause (i), (ii) or (iii) of the first proviso of this paragraph and then only in the event such Defaulting Lender shall be directly and adversely affected by such amendment, waiver or other modification.
(c) Notwithstanding the foregoing, this Agreement and any other Loan Document may be amended (or amended and restated) with the written consent of the Required Lenders, the Administrative Agent and the Borrower (x) to add one or more credit facilities (in addition to the Incremental Term Loans pursuant to an Incremental Amendment) to this Agreement and to permit extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Loan Documents with the Revolving Loans, the initial Term Loans, Incremental Term Loans and the accrued interest and fees in respect thereof and (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders and Lenders.
(d)
(1) The Liens granted to the Administrative Agent by the Loan Parties on any Collateral shall automatically terminate and be released and the Administrative Agent is hereby authorize to release such Liens (i) upon the Termination Date, (ii) on Collateral constituting property being sold or disposed of to any Person (other than to a Loan Party) in compliance with the terms of this Agreement, (iii) on Collateral constituting property leased to the Parent Guarantor, the Borrower or any Restricted Subsidiary under a lease which has expired or been terminated in a transaction permitted under this Agreement, (iv) as required to effect any sale or other disposition of such Collateral in connection with any exercise of remedies of the Administrative Agent and the Lenders pursuant to Article VII or (v) on assets that constitute Excluded Assets. Any such release shall not in any manner discharge, affect, or impair the Obligations or any Liens (other than those expressly being released) upon (or obligations of the Loan Parties in respect of) all interests retained by the Loan Parties, including the proceeds of any sale, all of which shall continue to constitute part of the Collateral.
(2) Each of the Lenders, on behalf of itself and any of its Affiliates that are Secured Parties, irrevocably authorizes the Administrative Agent (i) to subordinate any Lien on any assets granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Section 6.01(i)(i) or 6.01(i)(ii). In each case as specified in this Section 9.02(d), the Administrative Agent will (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Collateral Documents or to subordinate its interest in such item, or to evidence the release of such Guarantor from its obligations under the Guarantee Agreement, in each case in accordance with the terms of the Loan Documents and this Section 9.02; provided that, if requested by the Administrative Agent, the Borrower has delivered a certificate, executed by a Responsible Officer of the Borrower on or prior to the date any such action is requested to be taken by the Administrative Agent, certifying that the applicable transaction is permitted under the Loan Documents and such release or subordination is permitted pursuant to this Section 9.02(d) (and the Lenders hereby authorize the Administrative Agent to rely upon such certificate in performing its obligations under this Section 9.02(d)).
(e) If, in connection with any proposed amendment, waiver or consent requiring the consent of “each Lender” or “each Lender directly affected thereby,” the consent of the Required Lenders is obtained, but the consent of other necessary Lenders is not obtained (any such Lender whose consent is necessary but not obtained being referred to herein as a “Non‑Consenting Lender”), then the Borrower may elect to replace a Non‑Consenting Lender as a Lender party to this Agreement, provided that, concurrently with such replacement, (i) another bank or other entity which is reasonably satisfactory to the Borrower and the Administrative Agent (and, in the case of any Revolving Lender, the Issuing Banks) shall agree, as of such date, to purchase for cash the Loans and other Obligations due to the Non‑Consenting Lender pursuant to an Assignment and Assumption and to become a Lender for all purposes under this Agreement and to assume all obligations of the Non‑Consenting Lender to be terminated as of such date and to comply with the requirements of clause (b) of Section 9.04, (ii) the Borrower shall pay to such Non‑Consenting Lender in same day funds on the day of such replacement (1) all interest, fees and other amounts then accrued but unpaid to such Non‑Consenting Lender by the Borrower hereunder to and including the date of termination, including payments due to such Non‑Consenting Lender under Sections 2.15 and 2.17, and (2) an amount, if any, equal to the payment which would have been due to such Lender on the day of such replacement under Section 2.16 had the Loans of such Non‑Consenting Lender been prepaid on such date rather than sold to the replacement Lender and (iii) such Non‑Consenting Lender shall have received the outstanding principal amount of its Loans and participations in LC Disbursements. Each party hereto agrees that (i) an assignment required pursuant to this paragraph may be effected pursuant to an Assignment and Assumption executed by the Borrower, the Administrative Agent and the assignee (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and such parties are participants), and (ii) the Lender required to make such assignment need not be a party thereto in order for such assignment to be effective and shall be deemed to have consented to and be bound by the terms thereof; provided that, following the effectiveness of any such assignment, the other parties to such assignment agree to execute and deliver such documents necessary to evidence such assignment as reasonably requested by the applicable Lender, provided that, any such documents shall be without recourse to or warranty by the parties thereto.
(f) Notwithstanding anything herein to the contrary, if the Administrative Agent and the Borrower acting together identify any ambiguity, omission, mistake, typographical error or other defect in any provision of this Agreement or any other Loan Document, then the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement such provision to cure such ambiguity, omission, mistake, typographical error or other defect, and such amendment shall become effective without any further action or consent of any other party to this Agreement.
(g) Notwithstanding anything to the contrary, the Administrative Agent and the Borrower shall be permitted to amend, modify or supplement this Agreement to give effect to a change in the Parent Guarantor’s fiscal year pursuant to Section 6.13 without any further action or consent of any other party to this Agreement.
(h) Notwithstanding anything herein to the contrary, guarantees, collateral security documents and related documents entered into in connection with this Agreement and the other Loan Documents may be in a form reasonably determined by the Administrative Agent and may be, together with this Agreement, amended, supplemented and waived with the consent of the Administrative Agent at the request of the Borrower without the need to obtain the consent of any other Lender if such amendment, supplement or waiver is delivered in order (i) to comply with local Law or advice of local counsel, (ii) to cause such guarantee, collateral security document or other document to be consistent with this Agreement and the other Loan Documents, or (iii) to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Secured Parties.
Section 9.03. Expenses; Limitation of Liability; Indemnity Etc
.
(a) Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates and the Arrangers (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm as primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction), in connection with the syndication and distribution (including via the Internet or through a service such as Intralinks and any virtual data room fees) of the credit facilities provided for herein, the preparation, execution, delivery and administration of this Agreement and the other Loan Documents or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all reasonable and documented out-of-pocket expenses incurred by any Issuing Bank in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder and (iii) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent, any Issuing Bank or any Lender (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm as primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction, for all such parties taken as a whole, and, in the event of an actual or reasonably perceived conflict of interest (as reasonably determined by the Administrative Agent or the applicable Issuing Bank or Lender), one additional firm of primary counsel, one special regulatory counsel and one additional local counsel in each applicable jurisdiction, in each case, for each group of similarly affected persons) in connection with the enforcement or protection of its rights in connection with this Agreement and any other Loan Document, including its rights under this Section, or in connection with the Loans made or Letters of Credit issued hereunder, including all such out-of-pocket expenses

(subject to the foregoing limitations with respect to legal fees and expenses) incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit.
(b) Limitation of Liability. To the extent permitted by applicable law (i) the Borrower and any other Loan Party shall not assert, and the Borrower and each other Loan Party hereby waives, any claim against the Administrative Agent, any Arrangers, the Documentation Agent, any Issuing Bank and any Lender, and any Related Party of any of the foregoing Persons (each such Person being called a “Lender‑Related Person”) for any Liabilities arising from the use by others of information or other materials (including any personal data) obtained through telecommunications, electronic or other information transmission systems (including the Internet), and (ii) no party hereto shall assert, and each such party hereby waives, any Liabilities against any other party hereto, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, the Transactions, any Loan or Letter of Credit or the use of the proceeds thereof; provided that, nothing in this Section 9.03(b) shall relieve the Parent Guarantor, the Borrower or any other Loan Party of any obligation it may have to indemnify an Indemnitee, as provided in Section 9.03(c), against any special, indirect, consequential or punitive damages asserted against such Indemnitee by a third party.
(c) Indemnity. The Borrower shall indemnify the Administrative Agent, each Arranger, the Documentation Agent, each Issuing Bank and each Lender, and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all Liabilities and related expenses (which shall be limited, in the case of legal fees and expenses, to the reasonable and documented fees, disbursements and other charges of a single firm of primary counsel, along with such special regulatory counsel as may reasonably be required by the Administrative Agent, and a single firm of local counsel in each applicable jurisdiction for all Indemnitees taken as whole, and, in the event of an actual or reasonably perceived conflict of interest (as reasonably determined by the applicable Indemnitees), one additional firm of primary counsel, one special regulatory counsel and one additional local counsel in each applicable jurisdiction, in each case to each group of similarly affected Indemnitees) incurred by or asserted against any Indemnitee arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document, or any agreement or instrument contemplated hereby or thereby, (ii) the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the Transactions or any other transactions contemplated hereby, (iii) any action taken in connection with this Agreement, including the payment of principal, interest and fees, (iv) any Loan or Letter of Credit or the use of the proceeds therefrom (including any refusal by any Issuing Bank to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (v) any actual or alleged presence or release of Hazardous Materials on or from any property owned or operated by the Parent Guarantor, the Borrower or any of the Subsidiaries, or any Environmental Liability related in any way to the Parent Guarantor, the Borrower or any of the Subsidiaries, or (vi) any actual or prospective Proceeding in any jurisdiction relating to any of the foregoing (including in relation to enforcing the terms of the limitation of liability and indemnification referred to above), whether or not such Proceeding is brought by the Parent Guarantor, the Borrower or any other Loan Party or its or their respective equity holders, Affiliates, creditors or any other third Person and whether based on contract, tort or any other theory and regardless of whether any Indemnitee is a party thereto; provided that, such indemnity shall not, as to any Indemnitee, be available to the extent that such Liabilities or related expenses are determined by a court of competent jurisdiction by final and nonappealable judgment to have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnitee or any of its Controlled Related Parties, (ii) a breach by such Indemnitee or any of its Controlled Related Parties of its obligations under this Agreement or the other Loan Documents (including a breach of funding obligations) or (iii) any dispute solely among Indemnitees (not arising from any act or omission of the Parent Guarantor, the Borrower or any of its Affiliates) other than claims against an Indemnitee acting in its capacity as, or in fulfilling its role as, the Administrative Agent, an Arranger or an Issuing Bank or any other similar capacity under this Agreement or the other Loan Documents. As used above, a “Controlled Related Party” of an Indemnitee means (1) any Controlling Person or Controlled Affiliate of such Indemnitee, (2) the respective directors, officers, or employees of such Indemnitee or any of its Controlling Persons or Controlled Affiliates and (3) the respective agents or representatives of such Indemnitee or any of its Controlling Persons or Controlled Affiliates, in the case of this clause (3), acting at the instructions of such Indemnitee, Controlling Person or Controlled Affiliate; provided that, each reference to a Controlling Person, Controlled Affiliate, director, officer or employee in this sentence pertains to a Controlling Person, Controlled Affiliate, director, officer or employee involved in the arrangement, negotiation or syndication of the credit facilities evidenced by this Agreement. This Section 9.03(c) shall not apply with respect to Taxes other than any Taxes that represent losses, claims or damages arising from any non-Tax claim.
(d) Lender Reimbursement. To the extent that the Borrower fails to pay any amount required to be paid by it under clause (a) or (c) of this Section 9.03, each Lender severally agrees to pay to the Administrative

Agent, and each Revolving Lender severally agrees to pay to each Issuing Bank and each Related Party of any of the foregoing Persons (each, an “Agent-Related Person”), as the case may be, such Lender’s Applicable Percentage (determined as of the time that the applicable payment is sought) of such unpaid amount (it being understood that the Borrower’s failure to pay any such amount shall not relieve the Borrower of any default in the payment thereof); provided that, the unreimbursed expense or Liability or related expense, as the case may be, was incurred by or asserted against such Agent-Related Person in its capacity as such.
(e) Payments. All amounts due under this Section 9.03 shall be payable not later than fifteen (15) days after written demand therefor; provided that, with respect to such amount due under clause (c) of this Section 9.03, such Indemnitee shall promptly refund such amount to the extent there is a final non-appealable judgment of a court of competent jurisdiction that such Indemnitee was not entitled to indemnification rights with respect to such payment.
Section 9.04. Successors and Assigns
. (a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the relevant Issuing Bank that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the relevant Issuing Bank that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section) and, to the extent expressly contemplated hereby, Indemnitees, Lender-Related Persons and the Related Parties of each of the Administrative Agent, the Issuing Banks and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.
(b) (i) Subject to the conditions set forth in paragraph (b)(ii) below, any Lender may assign to one or more Persons (other than an Ineligible Institution) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Revolving Commitments, participations in Letters of Credit and the Loans at the time owing to it) with the prior written consent (such consent not to be unreasonably withheld, conditioned or delayed) of:
(A) the Borrower (provided that, the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof); provided further that, no consent of the Borrower shall be required (i) for an assignment to a Lender, an Affiliate of a Lender, an Approved Fund or, (ii) other than with respect to any proposed assignment to any Person that is a Disqualified Institution, if an Event of Default under Sections 7.01(a) and (f) has occurred and is continuing, any other assignee;
(B) the Administrative Agent; provided that, no consent of the Administrative Agent shall be required for an assignment to a Lender, an Affiliate of a Lender or an Approved Fund;
(C) the Issuing Banks; provided that, no consent of the Issuing Banks shall be required for an assignment of all or any portion of a Term Loan; and
(D) [Reserved].
(ii) Assignments shall be subject to the following additional conditions:
(A) except in the case of an assignment to a Lender or an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 (in the case of Revolving Commitments and Revolving Loans) or $1,000,000 (in the case of a Term Loan) unless each of the Borrower and the Administrative Agent otherwise consent; provided that, no such consent of the Borrower shall be required if an Event of Default under Sections 7.01(a) and (f) has occurred and is continuing;
(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement, provided that, this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;
(C) the parties to each assignment shall execute and deliver to the Administrative Agent (x) an Assignment and Assumption or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, together with a processing and recordation fee of $3,500, such fee to be paid by either the assigning Lender or the assignee Lender or shared between such Lenders; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an Administrative Questionnaire in which the assignee designates one or more credit contacts to whom all syndicate‑level information (which may contain material non‑public information about the Borrower and its Affiliates and their Related Parties or their respective securities) will be made available and who may receive such information in accordance with the assignee’s compliance procedures and applicable laws, including federal and state securities laws.
(iii) The assignee, to the extent such assignee is not an existing Lender, shall deliver to the Borrower a copy of the executed Assignment and Assumption or agreement incorporating an Assignment and Assumption by reference (as applicable) as soon as reasonably practicable following the execution of such relevant Assignment and Assumption or agreement.
For the purposes of this Section 9.04(b), the terms “Approved Fund” and “Ineligible Institution” have the following meanings:
“Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course of its business and that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers or manages a Lender.
“Ineligible Institution” means (a) a natural person, (b) a Defaulting Lender or its Lender Parent, (c) a company, investment vehicle or trust for, or owned and operated for the primary benefit of, a natural person or relative(s) thereof, (d) the Parent Guarantor, the Borrower or any of their respective Affiliates or (e) a Disqualified Institution.
(i) Subject to acceptance and recording thereof pursuant to clause (b)(iv) of this Section, from and after the effective date specified in each Assignment and Assumption the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.15, 2.16, 2.17 and 9.03 with respect to facts and circumstances occurring prior to the effective date of such Assignment and Assumption). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 9.04 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with clause (c) of this Section.
(ii) The Administrative Agent, acting for this purpose as an agent of the Borrower, shall maintain at one of its offices a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitment of, and principal amount (and stated interest) of the Loans and LC Disbursements owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive (absent manifest error), and the Borrower, the Administrative Agent, the Issuing Banks and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, any Issuing Bank and any Lender, at any reasonable time and from time to time upon reasonable prior notice.
(iii) Upon its receipt of (x) a duly completed Assignment and Assumption executed by an assigning Lender and an assignee or (y) to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to an Approved Electronic Platform as to which the Administrative Agent and the parties to the Assignment and Assumption are participants, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in clause (b) of this Section and any written consent to such assignment required by clause (b) of this Section, the Administrative Agent shall accept such Assignment and Assumption and record the information contained therein in the Register; provided that, if either the assigning Lender or the assignee shall have failed to make any payment required to be made by it pursuant to Section 2.06(d) or (e), 2.07(b), 2.18(e) or 9.03(d), the Administrative Agent shall have no obligation to accept such Assignment and Assumption and record the information therein in the Register unless and until such payment shall have been made in full, together with all accrued interest thereon. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.
(c) Any Lender may, without the consent of, or notice to, the Borrower, the Administrative Agent or the Issuing Banks, sell participations to one or more banks or other entities (a “Participant”), other than an Ineligible Institution, in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitments and/or the Loans owing to it); provided that, (A) such Lender’s obligations under this Agreement shall remain unchanged; (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations; and (C) the Borrower, the Administrative Agent, the Issuing Banks and the

other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that, such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 9.02(b) that affects such Participant. The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.15, 2.16 and 2.17 (subject to the requirements and limitations therein, including the requirements under Section 2.17(f) (it being understood that the documentation required under Section 2.17(f) shall be delivered to the participating Lender)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to paragraph (b) of this Section; provided that, such Participant (A) agrees to be subject to the provisions of Sections 2.18 and 2.19 as if it were an assignee under paragraph (b) of this Section; and (B) shall not be entitled to receive any greater payment under Section 2.15 or 2.17, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a Change in Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower’s request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.19(b) with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 9.08 as though it were a Lender; provided that, such Participant agrees to be subject to Section 2.18(d) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non‑fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that, no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) to any Person except that the Participant Register shall be available for inspection by the Borrower upon reasonable request to the extent that such disclosure is necessary to establish that such Commitment, Loan, Letter of Credit or other obligation is in registered form under Section 5f.103‑1(c) of the United States Treasury Regulations or Section 1.163‑5(b) of the Proposed United States Treasury Regulations (or, in each case, any amended or successor version). The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. Notwithstanding anything herein to the contrary, the Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register.
(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section shall not apply to any such pledge or assignment of a security interest; provided that, no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.
(e) Disqualified Institutions.
(i) No assignment or participation shall be made to any Person that was a Disqualified Institution as of the date (the “Trade Date”) on which the assigning Lender entered into a binding agreement to sell and assign or grant a participation in all or a portion of its rights and obligations under this Agreement to such Person (unless the Borrower has consented to such assignment or participation in writing in its sole and absolute discretion, in which case such Person will not be considered a Disqualified Institution for the purpose of such assignment or participation). Notwithstanding anything herein to the contrary, with respect to any assignee or Participant that becomes a Disqualified Institution after the applicable Trade Date (including as a result of the delivery of a written supplement to the list of “Disqualified Institutions” referred to in, the definition of “Disqualified Institution”), (x) such assignee or Participant shall not retroactively be disqualified from becoming a Lender or Participant and (y) the execution by the Borrower of an Assignment and Assumption with respect to such assignee will not by itself result in such assignee no longer being considered a Disqualified Institution. Any assignment or participation in violation of this clause (e)(i) shall not be void, but the other provisions of this clause (e) shall apply.
(ii) If any assignment or participation is made to any Disqualified Institution without the Borrower’s prior written consent in violation of clause (i) above, or if any Person becomes a Disqualified Institution after the applicable Trade Date, the Borrower may, at its sole expense and effort, upon notice to the applicable Disqualified Institution and the Administrative Agent, require such Disqualified Institution to assign, without recourse (in accordance with and subject to the restrictions contained in this Section 9.04), all of its interest, rights and obligations under this Agreement to one or more Persons (other than an Ineligible Institution, the Parent

Guarantor, the Borrower, any of the Subsidiaries or any of the Borrower’s Affiliates) at the lesser of (x) the principal amount thereof and (y) the amount that such Disqualified Institution paid to acquire such interests, rights and obligations in each case plus accrued interest, accrued fees and all other amounts (other than principal amounts) payable to it hereunder.
(iii) Notwithstanding anything to the contrary contained in this Agreement, Disqualified Institutions to whom an assignment or participation is made in violation of clause (i) above (A) will not have the right to (x) receive information, reports or other materials provided to Lenders by the Borrower, the Administrative Agent or any other Lender, (y) attend or participate in meetings attended by the Lenders and the Administrative Agent, or (z) access any electronic site established for the Lenders or confidential communications from counsel to or financial advisors of the Administrative Agent or the Lenders and (B) (x) for purposes of any consent to any amendment, waiver or modification of, or any action under, and for the purpose of any direction to the Administrative Agent or any Lender to undertake any action (or refrain from taking any action) under this Agreement or any other Loan Document, each Disqualified Institution will be deemed to have consented in the same proportion as the Lenders that are not Disqualified Institutions consented to such matter and (y) for purposes of voting on any plan of reorganization, each Disqualified Institution party hereto hereby agrees (1) not to vote on such plan of reorganization, (2) if such Disqualified Institution does vote on such plan of reorganization notwithstanding the restriction in the foregoing clause (1), such vote will be deemed not to be in good faith and shall be “designated” pursuant to Section 1126(e) of the Bankruptcy Code (or any similar provision in any other applicable laws), and such vote shall not be counted in determining whether the applicable class has accepted or rejected such plan of reorganization in accordance with Section 1126(c) of the Bankruptcy Code (or any similar provision in any other applicable laws) and (3) not to contest any request by any party for a determination by the bankruptcy court (or other applicable court of competent jurisdiction) effectuating the foregoing clause (2).
(iv) The Administrative Agent shall have the right, and the Borrower hereby expressly authorizes the Administrative Agent, to (A) post the list of Disqualified Institutions provided by the Borrower and any updates thereto from time to time (collectively, the “DQ List”) on an Approved Electronic Platform, including that portion of such Platform that is designated for “public side” Lenders and/or (B) provide the DQ List to each Lender or potential Lender requesting the same.
(v) The Administrative Agent shall not be responsible or have any liability for, or have any duty to ascertain, inquire into, monitor or enforce, compliance with the provisions hereof relating to Disqualified Institutions. Without limiting the generality of the foregoing, the Administrative Agent shall not (x) be obligated to ascertain, monitor or inquire as to whether any other Lender or Participant or prospective Lender or Participant is a Disqualified Institution or (y) have any liability with respect to or arising out of any assignment or participation of Loans, or disclosure of confidential information, by any other Person to any Disqualified Institution.
Section 9.05. Survival
. All covenants, agreements, representations and warranties made by the Loan Parties in the Loan Documents and in the certificates or other instruments delivered in connection with or pursuant to this Agreement or any other Loan Document shall be considered to have been relied upon by the other parties hereto and shall survive the execution and delivery of the Loan Documents and the making of any Loans and issuance of any Letters of Credit, regardless of any investigation made by any such other party or on its behalf and notwithstanding that the Administrative Agent, any Issuing Bank or any Lender may have had notice or knowledge of any Default or incorrect representation or warranty at the time any credit is extended hereunder, and shall continue in full force and effect as long as the principal of or any accrued interest on any Loan or any fee or any other amount payable under this Agreement or any other Loan Document is outstanding and unpaid or any Letter of Credit is outstanding and so long as the Commitments have not expired or terminated. The provisions of Sections 2.15, 2.16, 2.17 and 9.03 and Article VIII shall survive and remain in full force and effect regardless of the consummation of the transactions contemplated hereby, the repayment of the Loans, the expiration or termination of the Letters of Credit and the Commitments or the termination of this Agreement or any other Loan Document or any provision hereof or thereof.
Section 9.06. Counterparts; Integration; Effectiveness; Electronic Execution
. This Agreement may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. This Agreement, the other Loan Documents and any separate letter agreements with respect to (i) fees payable to the Administrative Agent and (ii) the reductions of the Letter of Credit Commitment of any Issuing Bank constitute the entire contract among the parties relating to the subject matter hereof and supersede any and all previous agreements and understandings, oral or written, relating to the subject matter hereof. Except as provided in Section 4.01, this Agreement shall become effective when it shall have been executed by the Administrative Agent and when the Administrative Agent shall have received counterparts hereof which, when taken together, bear the signatures of each of the other parties hereto, and thereafter shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. Delivery of an executed counterpart of a signature page of

(x) this Agreement, (y) any other Loan Document and/or (z) any document, amendment, approval, consent, information, notice (including any notice delivered pursuant to Section 9.01), certificate, request, statement, disclosure or authorization related to this Agreement, any other Loan Document and/or the transactions contemplated hereby and/or thereby (each an “Ancillary Document”) that is an Electronic Signature transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page shall be effective as delivery of a manually executed counterpart of this Agreement, such other Loan Document or such Ancillary Document, as applicable. The words “execution,” “signed,” “signature,” “delivery,” and words of like import in or relating to this Agreement, any other Loan Document and/or any Ancillary Document shall be deemed to include Electronic Signatures, deliveries or the keeping of records in any electronic form (including deliveries by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page), each of which shall be of the same legal effect, validity or enforceability as a manually executed signature, physical delivery thereof or the use of a paper‑based recordkeeping system, as the case may be; provided that, nothing herein shall require the Administrative Agent to accept Electronic Signatures in any form or format without its prior written consent and pursuant to procedures approved by it; provided further that, without limiting the foregoing, (i) to the extent the Administrative Agent has agreed to accept any Electronic Signature, the Administrative Agent and each of the Lenders shall be entitled to rely on such Electronic Signature purportedly given by or on behalf of the Parent Guarantor, the Borrower or any other Loan Party without further verification thereof and without any obligation to review the appearance or form of any such Electronic Signature and (ii) upon the request of the Administrative Agent, any Electronic Signature shall be promptly followed by a manually executed counterpart. Without limiting the generality of the foregoing, the Borrower and each other Loan Party hereby (i) agrees that, for all purposes, including in connection with any workout, restructuring, enforcement of remedies, bankruptcy proceedings or litigation among the Administrative Agent, the Lenders, the Borrower and the other Loan Parties, Electronic Signatures transmitted by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page and/or any electronic images of this Agreement, any other Loan Document and/or any Ancillary Document shall have the same legal effect, validity and enforceability as any paper original, (ii) agrees that the Administrative Agent and each of the Lenders may, at its option, create one or more copies of this Agreement, any other Loan Document and/or any Ancillary Document in the form of an imaged electronic record in any format, which shall be deemed created in the ordinary course of such Person’s business, and destroy the original paper document (and all such electronic records shall be considered an original for all purposes and shall have the same legal effect, validity and enforceability as a paper record), (iii) waives any argument, defense or right to contest the legal effect, validity or enforceability of this Agreement, any other Loan Document and/or any Ancillary Document based solely on the lack of paper original copies of this Agreement, such other Loan Document and/or such Ancillary Document, respectively, including with respect to any signature pages thereto and (iv) waives any claim against any Lender‑Related Person for any Liabilities arising solely from the Administrative Agent’s and/or any Lender’s reliance on or use of Electronic Signatures and/or transmissions by emailed pdf, or any other electronic means that reproduces an image of an actual executed signature page, including any Liabilities arising as a result of the failure of the Borrower and/or any other Loan Party to use any available security measures in connection with the execution, delivery or transmission of any Electronic Signature.
Section 9.07. Severability
. Any provision of any Loan Document held to be invalid, illegal or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity, illegality or unenforceability without affecting the validity, legality and enforceability of the remaining provisions thereof; and the invalidity of a particular provision in a particular jurisdiction shall not invalidate such provision in any other jurisdiction.
Section 9.08. Right of Setoff
. If an Event of Default shall have occurred and be continuing, each Lender, each Issuing Bank, and each of their respective Affiliates is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to setoff and apply any and all deposits (general or special, time or demand, provisional or final) at any time held, and other obligations at any time owing, by such Lender, each Issuing Bank or any such Affiliate, to or for the credit or the account of the Borrower against any and all of the obligations of the Borrower now or hereafter existing under this Agreement or any other Loan Document to such Lender or such Issuing Bank or their respective Affiliates, irrespective of whether or not such Lender, such Issuing Bank or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower may be contingent or unmatured or are owed to a branch office or Affiliate of such Lender or such Issuing Bank different from the branch office or Affiliate holding such deposit or obligated on such indebtedness; provided that, in the event that any Defaulting Lender shall exercise any such right of setoff, (x) all amounts so setoff shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.21 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent, the relevant Issuing Bank, and the Lenders, and (y) the Defaulting

Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender as to which it exercised such right of setoff. The rights of each Lender, the Issuing Banks and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of setoff) that such Lender, such Issuing Bank or their respective Affiliates may have. Each Lender and each Issuing Bank agrees to notify the Borrower and the Administrative Agent promptly after any such setoff and application; provided that, the failure to give such notice shall not affect the validity of such setoff and application.
Section 9.09. Governing Law; Jurisdiction; Consent to Service of Process
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(a) THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS (EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN ANY SUCH OTHER LOAN DOCUMENT) SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAW OF THE STATE OF NEW YORK.
(b) Each of the Lenders and the Administrative Agent hereby irrevocably and unconditionally agrees that, notwithstanding the governing law provisions of any applicable Loan Document, any claims brought against the Administrative Agent by any Secured Party relating to this Agreement, any other Loan Document, the Collateral or the consummation or administration of the transactions contemplated hereby or thereby shall be construed in accordance with and governed by the law of the State of New York.
(c) Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the United States District Court for the Southern District of New York sitting in the Borough of Manhattan (or if such court lacks subject matter jurisdiction, the Supreme Court of the State of New York sitting in the Borough of Manhattan), and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or any other Loan Document or the transactions relating hereto or thereto, or for recognition or enforcement of any judgment, and each of the parties hereto hereby irrevocably and unconditionally agrees that all claims in respect of any such action or proceeding may (and any such claims, cross‑claims or third party claims brought against the Administrative Agent or any of its Related Parties may only) be heard and determined in such Federal (to the extent permitted by law) or New York State court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Nothing in this Agreement or in any other Loan Document shall affect any right that the Administrative Agent, any Issuing Bank or any Lender may otherwise have to bring any action or proceeding relating to this Agreement or any other Loan Document against any Loan Party or its properties in the courts of any jurisdiction.
(d) Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any other Loan Document in any court referred to in paragraph (c) of this Section. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.
(e) Each of the parties hereto hereby irrevocably consents to service of process in the manner provided for notices in Section 9.01. Nothing in this Agreement or any other Loan Document will affect the right of any party to this Agreement to serve process in any other manner permitted by law.
Section 9.10. WAIVER OF JURY TRIAL
. EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY). EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
Section 9.11. Headings
. Article and Section headings and the Table of Contents used herein are for convenience of reference only, are not part of this Agreement and shall not affect the construction of, or be taken into consideration in interpreting, this Agreement.
Section 9.12. Confidentiality

. Each of the Administrative Agent, the Issuing Banks and the Lenders agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its and its Affiliates’ directors, officers, employees and agents, including accountants, legal counsel and other advisors (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any Governmental Authority (including any self‑regulatory authority, such as the National Association of Insurance Commissioners), (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; provided that, the Administrative Agent, such Issuing Bank or such Lender, as applicable, shall, to the extent practicable and permitted by applicable Law and except with respect to any audit or examination conducted by bank accountants or any Governmental Authority exercising examination or regulatory authority, promptly inform the Borrower of such disclosure, (d) to any other party to this Agreement, (e) in connection with the exercise of any remedies under this Agreement or any other Loan Document or any suit, action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (1) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights or obligations under this Agreement (it being understood that the DQ List may be disclosed to any assignee or Participant, or prospective assignee or Participants, in reliance on this clause (f)) or (2) any actual or prospective counterparty (or its advisors) to any swap or derivative transaction relating to the Borrower and its obligations, (g) on a confidential basis to (1) any rating agency in connection with rating the Parent Guarantor, the Borrower or the Subsidiaries or the credit facilities provided for herein or (2) on a confidential basis, the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of identification numbers with respect to the credit facilities provided for herein, (h) with the written consent of the Borrower or (i) to the extent such Information (1) becomes publicly available other than as a result of a breach of this Section or (2) becomes available to the Administrative Agent, any Issuing Bank or any Lender on a nonconfidential basis from a source other than the Borrower. For the purposes of this Section, “Information” means all information received from the Loan Parties relating to the Borrower or its business, other than any such information that is available to the Administrative Agent, any Issuing Bank or any Lender on a nonconfidential basis prior to disclosure by any Loan Party or any Subsidiary thereof (other than as a result of a breach of this Section 9.12) and other than information pertaining to this Agreement routinely provided by arrangers to data service providers, including league table providers, that serve the lending industry; provided that, in the case of information received from the Borrower after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information.
EACH LENDER ACKNOWLEDGES THAT INFORMATION AS DEFINED IN THE IMMEDIATELY PRECEDING PARAGRAPH FURNISHED TO IT PURSUANT TO THIS AGREEMENT MAY INCLUDE MATERIAL NON‑PUBLIC INFORMATION CONCERNING THE BORROWER AND ITS RELATED PARTIES OR THEIR RESPECTIVE SECURITIES, AND CONFIRMS THAT IT HAS DEVELOPED COMPLIANCE PROCEDURES REGARDING THE USE OF MATERIAL NON‑PUBLIC INFORMATION AND THAT IT WILL HANDLE SUCH MATERIAL NON‑PUBLIC INFORMATION IN ACCORDANCE WITH THOSE PROCEDURES AND APPLICABLE LAW, INCLUDING FEDERAL AND STATE SECURITIES LAWS.
ALL INFORMATION, INCLUDING REQUESTS FOR WAIVERS AND AMENDMENTS, FURNISHED BY THE BORROWER OR THE ADMINISTRATIVE AGENT PURSUANT TO, OR IN THE COURSE OF ADMINISTERING, THIS AGREEMENT WILL BE SYNDICATE‑LEVEL INFORMATION, WHICH MAY CONTAIN MATERIAL NON‑PUBLIC INFORMATION ABOUT THE BORROWER, THE OTHER LOAN PARTIES AND THEIR RELATED PARTIES OR THEIR RESPECTIVE SECURITIES. ACCORDINGLY, EACH LENDER REPRESENTS TO THE BORROWER AND THE ADMINISTRATIVE AGENT THAT IT HAS IDENTIFIED IN ITS ADMINISTRATIVE QUESTIONNAIRE A CREDIT CONTACT WHO MAY RECEIVE INFORMATION THAT MAY CONTAIN MATERIAL NON‑PUBLIC INFORMATION IN ACCORDANCE WITH ITS COMPLIANCE PROCEDURES AND APPLICABLE LAW.
Section 9.13. USA PATRIOT Act
. Each Lender that is subject to the requirements of the Patriot Act and the requirements of the Beneficial Ownership Regulation hereby notifies the Borrower and each other Loan Party that, pursuant to the requirements of the Patriot Act and the Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies the Borrower or such Loan Party, which information includes the name, address and tax identification number of the Borrower and such Loan Party and other information that will allow such Lender to identify the

Borrower and such Loan Party in accordance with the Patriot Act and the Beneficial Ownership Regulation and other applicable “know your customer” and anti‑money laundering rules and regulations.
Section 9.14. Releases of Guarantors
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(a) A Guarantor (other than the Borrower) shall automatically be released from its obligations under the Guarantee Agreement and the Collateral Documents upon the consummation of any transaction permitted by this Agreement as a result of which such Guarantor ceases to be a Restricted Subsidiary; provided that, if so required by this Agreement, the Required Lenders shall have consented to such transaction and the terms of such consent shall not have provided otherwise. In connection with any release permitted pursuant to this Section 9.14, the Administrative Agent will (and each Lender irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Loan Party such documents as such Loan Party may reasonably request to evidence the release of such release of such Guarantor from its obligations under the Guarantee Agreement, in each case in accordance with the terms of the Loan Documents and this Section 9.14; provided that, if requested by the Administrative Agent, the Borrower has delivered a certificate, executed by a Responsible Officer of the Borrower on or prior to the date any such action is requested to be taken by the Administrative Agent, certifying that the applicable transaction is permitted under the Loan Documents (and the Lenders hereby authorize the Administrative Agent to rely upon such certificate in performing its obligations under this Section 9.14).
(b) Further, the Administrative Agent may (and is hereby irrevocably authorized by each Lender to), upon the request of the Borrower, release any Guarantor (other than the Borrower) from its obligations under the Guarantee Agreement and the Collateral Documents if (i) such Guarantor (x) is no longer a Material Subsidiary or (y) becomes an Excluded Subsidiary or is otherwise not required pursuant to the terms of this Agreement to be a Guarantor (provided that, if any Guarantor becomes an Excluded Subsidiary by virtue of clause (c) of the definition thereof, such Guarantor shall not be released from its obligations under the Guarantee Agreement and the Collateral Documents solely by virtue of becoming an Excluded Subsidiary of the type described in clause (c) of the definition thereof as a result of a disposition of less than all of its outstanding Equity Interests, unless (x) the Parent Guarantor shall at such time be deemed to have made an Investment in a non-Loan Party Subsidiary (as if such Subsidiary were then newly acquired) in an amount equal to the fair market value of such Subsidiary still directly or indirectly owned by the Parent Guarantor or the Borrower after giving effect to the Disposition that caused such Subsidiary to become an Excluded Subsidiary and (y) such Disposition is a good faith Disposition to a bona fide unaffiliated third party (as determined by the Borrower in good faith) for fair market value and for a bona fide business purpose (as determined by the Borrower in good faith) (it being understood that this proviso shall not limit the release of any Guarantor that otherwise qualifies as an Excluded Subsidiary for reasons other than by virtue of clause (c) of the definition thereof)) or (ii) such release is approved, authorized or ratified by the requisite Lenders pursuant to Section 9.02.
(c) At such time as the principal and interest on the Loans, all LC Disbursements, the fees, expenses and other amounts payable under the Loan Documents and the other Obligations (other than Secured Hedging Obligations not yet due and payable, Secured Cash Management Obligations not yet due and payable, Unliquidated Obligations for which no claim has been made and other Obligations expressly stated to survive such payment and termination) shall have been paid in full in cash, the Commitments shall have been terminated and no Letters of Credit shall be outstanding (or any outstanding Letters of Credit shall have been cash collateralized or backstopped pursuant to arrangements reasonably satisfactory to the Administrative Agent and the relevant Issuing Bank) (the “Termination Date”), the Collateral Documents and all obligations (other than those expressly stated to survive such termination) of each Guarantor thereunder shall automatically terminate, all without delivery of any instrument or performance of any act by any Person.
Notwithstanding anything to the contrary in this Agreement, upon a Subsidiary (other than the Borrower) being designated an Unrestricted Subsidiary in accordance with Section 5.16 of this Agreement or otherwise ceasing to be a Restricted Subsidiary (including by way of liquidation or dissolution) in a transaction permitted by this Agreement, such Subsidiary shall be automatically released and relieved of any obligations under this Agreement, the Guarantee Agreement, the Collateral Documents and all other Loan Documents, all Liens granted by such Subsidiary in its assets to the Administrative Agent shall be automatically released, all pledges to the Administrative Agent of Equity Interests in any such Subsidiary shall be automatically released, and the Administrative Agent is authorized to, and shall promptly, deliver to the Borrower any acknowledgement confirming such releases and all necessary releases and terminations, in each case as the Borrower may reasonably request to evidence such release and at Borrower’s expense. To the extent any Loan Document conflicts or is inconsistent with the terms of this Section, this Section shall govern and control in all respects.
Section 9.15. Appointment for Perfection

. Each Lender hereby appoints each other Lender as its agent for the purpose of perfecting Liens, for the benefit of the Administrative Agent and the Secured Parties, in assets which, in accordance with Article 9 of the UCC or any other applicable law can be perfected only by possession or control. Should any Lender (other than the Administrative Agent) obtain possession or control of any such Collateral, such Lender shall notify the Administrative Agent thereof, and, promptly upon the Administrative Agent’s request therefor shall deliver such Collateral to the Administrative Agent or otherwise deal with such Collateral in accordance with the Administrative Agent’s instructions.
Section 9.16. Interest Rate Limitation
. Notwithstanding anything herein to the contrary, if at any time the interest rate applicable to any Loan, together with all fees, charges and other amounts which are treated as interest on such Loan under applicable law (collectively the “Charges”), shall exceed the maximum lawful rate (the “Maximum Rate”) which may be contracted for, charged, taken, received or reserved by the Lender holding such Loan in accordance with applicable law, the rate of interest payable in respect of such Loan hereunder, together with all Charges payable in respect thereof, shall be limited to the Maximum Rate and, to the extent lawful, the interest and Charges that would have been payable in respect of such Loan but were not payable as a result of the operation of this Section shall be cumulated and the interest and Charges payable to such Lender in respect of other Loans or periods shall be increased (but not above the Maximum Rate therefor) until such cumulated amount, together with interest thereon at the NYFRB Rate to the date of repayment, shall have been received by such Lender.
Section 9.17. No Fiduciary Duty, etc
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(a) Each of the Parent Guarantor and the Borrower acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that no Credit Party will have any obligations except those obligations expressly set forth herein and in the other Loan Documents and each Credit Party is acting solely in the capacity of an arm’s length contractual counterparty to the Parent Guarantor and the Borrower with respect to the Loan Documents and the transactions contemplated herein and therein and not as a financial advisor or a fiduciary to, or an agent of, the Parent Guarantor, the Borrower or any other person. Each of the Parent Guarantor and the Borrower agrees that it will not assert any claim against any Credit Party based on an alleged breach of fiduciary duty by such Credit Party in connection with this Agreement and the transactions contemplated hereby. Additionally, each of the Parent Guarantor and the Borrower acknowledges and agrees that no Credit Party is advising the Parent Guarantor or the Borrower as to any legal, tax, investment, accounting, regulatory or any other matters in any jurisdiction. Each of the Parent Guarantor and the Borrower shall consult with its own advisors concerning such matters and shall be responsible for making its own independent investigation and appraisal of the transactions contemplated herein or in the other Loan Documents, and the Credit Parties shall have no responsibility or liability to the Parent Guarantor the or Borrower with respect thereto.
(b) Each of the Parent Guarantor and the Borrower further acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that each Credit Party, together with its Affiliates, is a full service securities or banking firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, any Credit Party may provide investment banking and other financial services to, and/or acquire, hold or sell, for its own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of, the Parent Guarantor, the Borrower, the Subsidiaries and other companies with which the Parent Guarantor, the Borrower or any of the Subsidiaries may have commercial or other relationships. With respect to any securities and/or financial instruments so held by any Credit Party or any of its customers, all rights in respect of such securities and financial instruments, including any voting rights, will be exercised by the holder of the rights, in its sole discretion.
(c) In addition, each of the Parent Guarantor and the Borrower acknowledges and agrees, and acknowledges the Subsidiaries’ understanding, that each Credit Party and its Affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which the Parent Guarantor, Borrower or any of the Subsidiaries may have conflicting interests regarding the transactions described herein and otherwise. No Credit Party will use confidential information obtained from the Borrower by virtue of the transactions contemplated by the Loan Documents or its other relationships with the Borrower in connection with the performance by such Credit Party of services for other companies, and no Credit Party will furnish any such information to other companies. Each of the Parent Guarantor and the Borrower also acknowledges that no Credit Party has any obligation to use in connection with the transactions contemplated by the Loan Documents, or to furnish to the Parent Guarantor, the Borrower or any of the Subsidiaries, confidential information obtained from other companies.
Section 9.18. Acknowledgement and Consent to Bail‑In of Affected Financial Institutions

. Notwithstanding anything to the contrary in any Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document may be subject to the Write‑Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:
(a) the application of any Write‑Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and
(b) the effects of any Bail‑In Action on any such liability, including, if applicable:
(i) a reduction in full or in part or cancellation of any such liability;
(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent entity, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or
(iii) the variation of the terms of such liability in connection with the exercise of the Write‑Down and Conversion Powers of the applicable Resolution Authority.
Section 9.19. Acknowledgement Regarding Any Supported QFCs
. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for Swap Contracts or any other agreement or instrument that is a QFC (such support “QFC Credit Support” and each such QFC a “Supported QFC”), the parties acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd‑Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regime”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States):
In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC or such QFC Credit Support) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support.
Article X Borrower Guarantee
In order to induce the Lenders to extend credit to the Borrower hereunder and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Borrower hereby absolutely and irrevocably and unconditionally guarantees, as a primary obligor and not merely as a surety, the payment when and as due of the Specified Ancillary Obligations of the Subsidiaries. The Borrower further agrees that the due and punctual payment of such Specified Ancillary Obligations may be extended or renewed, in whole or in part, without notice to or further assent from it, and that it will remain bound upon its guarantee hereunder notwithstanding any such extension or renewal of any such Specified Ancillary Obligation.
Each of the Parent Guarantor and the Borrower waives presentment to, demand of payment from and protest to the Parent Guarantor or any Subsidiary of any of the Specified Ancillary Obligations, and also waives notice of acceptance of its obligations and notice of protest for nonpayment. The obligations of the Borrower hereunder shall not be affected by (a) the failure of any applicable Lender (or any of its Affiliates) to assert any claim or demand or to enforce any right or remedy against the Parent Guarantor or any Subsidiary under the provisions of any Cash Management Agreement, any Swap Contracts or otherwise; (b) any extension or renewal of any of the Specified Ancillary Obligations; (c) any rescission, waiver, amendment or modification of, or release from, any of the terms or provisions of this Agreement, any other Loan Document, any Cash Management Agreement, any Swap Contracts or other agreement; (d) any default, failure or delay, willful or otherwise, in the performance of any of the Specified Ancillary Obligations; (e) the failure of any applicable Lender (or any of its Affiliates) to take any steps to perfect and maintain any security interest in, or to preserve any rights to, any security or collateral for the Specified Ancillary Obligations, if any; (f) any change in the corporate, partnership or other existence, structure or ownership of the Parent Guarantor or any Subsidiary or any other guarantor of any of the Specified Ancillary Obligations; (g) the enforceability or validity of the Specified Ancillary Obligations or any part thereof or the genuineness, enforceability or validity of any agreement relating thereto or with respect to any collateral securing the Specified Ancillary Obligations or any part thereof, or any other invalidity or unenforceability relating to or against the Parent Guarantor or any Subsidiary or any other guarantor of any of the Specified Ancillary Obligations, for any reason related to this Agreement, any other Loan Document, any Cash Management Agreement, any Swap Contracts, or any provision of applicable law, decree, order or regulation of any jurisdiction purporting to prohibit the payment by the Parent Guarantor or such Subsidiary or any other guarantor of the Specified Ancillary Obligations, of any of the Specified Ancillary Obligations or otherwise affecting any term of any of the Specified Ancillary Obligations; or (h) any other act, omission or delay to do any other act which may or might in any manner or to any extent vary the risk of the Borrower or otherwise operate as a discharge of a guarantor as a matter of law or equity or which would impair or eliminate any right of the Borrower to subrogation.
The Borrower further agrees that its agreement hereunder constitutes a guarantee of payment when due (whether or not any bankruptcy or similar proceeding shall have stayed the accrual or collection of any of the Specified Ancillary Obligations or operated as a discharge thereof) and not merely of collection, and waives any right to require that any resort be had by any applicable Lender (or any of its Affiliates) to any balance of any deposit account or credit on the books of the Administrative Agent, any Issuing Bank or any Lender in favor of the Parent Guarantor or any Subsidiary or any other Person.
The obligations of the Borrower hereunder shall not be subject to any reduction, limitation, impairment or termination for any reason, and shall not be subject to any defense or setoff, counterclaim, recoupment or termination whatsoever, by reason of the invalidity, illegality or unenforceability of any of the Specified Ancillary Obligations, any impossibility in the performance of any of the Specified Ancillary Obligations or otherwise.
The Borrower further agrees that its obligations hereunder shall constitute a continuing and irrevocable guarantee of all Specified Ancillary Obligations now or hereafter existing and shall continue to be effective or be reinstated, as the case may be, if at any time payment, or any part thereof, of any Specified Ancillary Obligation (including a payment effected through exercise of a right of setoff) is rescinded, or is or must otherwise be restored or returned by any applicable Lender (or any of its Affiliates) upon the insolvency, bankruptcy or reorganization of the Parent Guarantor or any Subsidiary or otherwise (including pursuant to any settlement entered into by a holder of Specified Ancillary Obligations in its discretion).
In furtherance of the foregoing and not in limitation of any other right which any applicable Lender (or any of its Affiliates) may have at law or in equity against the Borrower by virtue hereof, upon the failure of the Parent Guarantor or any Subsidiary to pay any Specified Ancillary Obligation when and as the same shall become due, whether at maturity, by acceleration, after notice of prepayment or otherwise, the Borrower hereby promises to and will, upon receipt of written demand by any applicable Lender (or any of its Affiliates), forthwith pay, or cause to be paid, to such applicable Lender (or any of its Affiliates) in cash an amount equal to the unpaid principal amount of such Specified Ancillary Obligations then due, together with accrued and unpaid interest thereon. The Borrower further agrees that if payment in respect of any Specified Ancillary Obligation shall be due in a currency other than Dollars and/or at a place of payment other than New York, Chicago or any other office, branch, affiliate or correspondent bank of the applicable Lender for such currency and if, by reason of any Change in Law, disruption of currency or foreign exchange markets, war or civil disturbance or other event, payment of such Specified Ancillary Obligation in such currency or at such place of payment shall be impossible or, in the reasonable judgment of any applicable Lender (or any of its Affiliates), disadvantageous to such applicable Lender (or any of its Affiliates) in any material respect, then, at the election of such applicable Lender, the Borrower shall make payment of such Specified Ancillary Obligation in Dollars (based upon the applicable equivalent Dollar amount of such Specified Ancillary Obligation on the date of payment as determined by the Administrative Agent) and/or in New York, Chicago or such other payment office as is designated by such applicable Lender (or its Affiliate) and, as a separate and independent obligation, shall indemnify such applicable Lender (and any of its Affiliates) against any losses or reasonable out‑of‑pocket expenses that it shall sustain as a result of such alternative payment.
Upon payment by the Borrower of any sums as provided above, all rights of the Borrower against the Parent Guarantor or any Subsidiary arising as a result thereof by way of right of subrogation or otherwise shall in all respects be subordinated and junior in right of payment to the prior indefeasible payment in full in cash of all the Specified Ancillary Obligations owed by the Parent Guarantor or such Subsidiary to the applicable Lender (or its applicable Affiliates).
The Borrower hereby absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each Guarantor to honor all of its obligations under the Guarantee Agreement and the Collateral Documents in respect of Specified Swap Obligations (provided that, the Borrower shall only be liable under this paragraph for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this paragraph or otherwise under this Article X voidable under applicable law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The Borrower intends that this paragraph constitute, and this paragraph shall be deemed to constitute, a “keepwell, support, or other agreement” for the benefit of each Guarantor for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act.
Without limitation to the preceding and without prejudice to the generality of any waiver granted in the Loan Documents, the Borrower irrevocably and unconditionally abandons and waives any right which it may have at any time under the existing or future laws of Jersey: (a) whether by virtue of the droit de discussion or otherwise to require that recourse be had to the assets of any other person before any claim is enforced against the Borrower in respect of the Specified Ancillary Obligations assumed by the Borrower hereunder; and (b) whether by virtue of the droit de division or otherwise to require that any liability hereunder be divided or apportioned with any other person or reduced in any manner whatsoever.
Nothing shall discharge or satisfy the liability of the Borrower hereunder except the full performance and payment in cash of the Obligations.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their respective authorized officers as of the day and year first above written.
WALDENCAST PARTNERS LP, an exempted limited partnership formed and registered in the Cayman Islands, as the Parent Guarantor acting through its sole general partner OBAGI HOLDCO 1 LIMITED

By
Name: Title:

WALDENCAST FINCO LIMITED, a private company incorporated under the laws of Jersey as the Borrower
By
Name: Title:

JPMORGAN CHASE BANK, N.A., individually as a Lender, as an Issuing Bank and as Administrative Agent
By
Name: Title:

[‑], as a Lender [and an Issuing Bank]
By
Name: Title:

[‑], as a Lender [and an Issuing Bank]
By
Name: Title:

Exhibit B

Form of Compliance Certificate